UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2003

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Report on Economic and
Financial Analysis

JUNE 2003

Financial Market Indicators (%)
Index	2002			2003
	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half
CDI	4.20	4.28	8.67	5.68	5.78	11.79
IBOVESPA – Average	(2.38)	(15.96)	(17.96)	0.04	15.07	15.12
USD - Commercial rate	0.14	22.41	22.58	(5.10)	(14.35)	(18.72)
IGP-M	0.51	2.95	3.48	6.26	(0.35)	5.89
IPCA – IBGE	1.49	1.43	2.94	5.13	1.43	6.64
TJLP	2.41	2.29	4.76	2.63	2.87	5.58
TR	0.55	0.60	1.16	1.28	1.31	2.61

	U.S. dollar (closing price – sell)
USD – Commercial rate (in reais)	2.3236	2.8444	2.8444	3.3531	2.8720	2.8720

Compulsory Deposit Rates (%)
Index	2002		2003
	1st Qtr.	2nd Qtr.	1st Qtr.	2nd Qtr.
Demand deposits (1)	45	45	60	60
Additional (2)	-	-	8	8
Time deposits (3)	10	15	15	15
Additional (2)	-	-	8	8
Savings deposits (4)	15	20	20	20
Additional (2)	-	-	10	10

(1) Cash deposit – no remuneration.
(2) Cash deposit – SELIC rate.
(3) Deposit in Government Securities.
(4) Cash deposit – Reference Rate (TR) + interest of 6.17% p.a.

Rates and Limits (%)
Index	2002		2003
	1st Qtr.	2nd Qtr.	1st Qtr.	2nd Qtr.
Income tax	25	25	25	25
Social contribution	9	9	9	9
PIS	0.65	0.65	0.65	0.65
COFINS	3	3	3	3
Legal reserve on net income	5	5	5	5
Maximum fixed assets (*)	70	60	50	50
Minimum capital – Basel (**)	11	11	11	11

(*) On reference equity.
(**) Reference equity may not be lower than 11% of weighted assets.

Forward-Looking Statements

This Report on Economic and Financial Analysis contains forward-looking statements relating to our business which are based on management’s current expectations, estimates and projections about future events and financial trends which could affect our business. Words such as: “believes”, “anticipates”, “plans”, “expects”, “intends”, “aims”, “evaluates”, “predicts”, “foresees”, “projects”, “guidelines”, “should” and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties which are difficult to predict and which could be beyond our control. Furthermore, certain forward-looking statements are based on assumptions which future events may prove to be inaccurate. Therefore, actual results may differ materially from the plans, objectives, expectations, projections and intentions expressed or implied in such forward-looking statements.

Factors which could cause actual results to differ materially include, among others, changes in regional, national and international commercial and economic conditions; inflation rates, increases in customer default and any other delays in credit operations; increases in the allowance for loan loss; loss of funding capacity; loss of clientele or revenues; our capacity to sustain and improve performance; changes in interest rates which could, among others, have an adverse effect on our margins; competition in the banking sector, in financial services, credit card services, insurance, asset management and other related sectors; government regulations and fiscal matters; disputes or adverse legal proceedings or ruling; as well as credit risks and other loan and investment activity risks.

Accordingly, the reader should not place undue reliance on these forward-looking statements. In all cases, these forward-looking statements are valid only as at the date they are made. Except as required under applicable legislation, we assume no obligation whatsoever to update these statements, whether as a result of new information, future events or any other motive.

CONTENTS

1 – Analysis of Consolidated Results

  Profitability
  Comparative Statement of Income
  Analysis of the Statement of Income
  Results by Activity
  Increase in the Main Statement of Income Items for the Six-month Period
  Increase in the Main Statement of Income Items for the Quarter
  Increase in Financial Margin Items plus Exchange Adjustment for the Six-month Period
  Increase in Financial Margin Items plus Exchange Adjustment for the Quarter
  Analysis of the Adjusted Financial Margin and Average Rates
  Provision for Loan Losses
  Commissions and Fees
  Administrative and Personnel Expenses
  Human Resources
  Operating Efficiency
  Activity-Based Costing

2 – Consolidated Equity Analysis

  Balance Sheet by Currency
  Balance Sheet by Maturities
  Comparative Balance Sheet
  Equity Analysis
  Securities
  Credit Operations
  Funding
  Savings Accounts
  Asset Management

3 – Consolidated Information for the Period and Operating Structure

  Balance Sheet
  Statement of Income for the Period
  Results per Thousand Shares
  Net Book Value and Market Value
  Cash Generation
  Change in Number of Outstanding Shares
  Performance Ratios
  Historical Data
  Other Ratios
  Risk Management
  Added Value
  Customers
  Customer Service Network
  Banco Postal
  Bradesco Day and Night Customer Service Channels
  Cards
  Corporate Banking
  Bradesco Empresas (Middle Market)
  Structured Transactions
  Private Banking
  Bradesco Prime
  Capital Market
  Foreign Exchange
  Collection and Tax and Utility Collections
  Stock, Custody and Controllership Services
  Investments in Infrastructure, Information Technology and Telecommunications
  BCN
  Banco Finasa S.A.
  Banco Bilbao Vizcaya Argentaria Brasil S.A. (BBV Banco)
  Bradesco S.A. CTVM
  Bradesco Securities Inc.
  Leasing Companies
  Bradesco Consórcios Ltda.
  Insurance
  Vida e Previdência (Private Pension Plans)
  Savings Bonds
  Risk Ratings
  Ranking
  Awards
  Sociocultural Events
  Corporate Organization Chart
  Administrative Body
  Fundação Bradesco (The Bradesco Foundation)
  Statement of Social Responsibility for the first half of 2003

  Independent Auditors’ Report

4 – Consolidated Balance Sheets and Statements of Income - 1998 to 2003

5 – Financial Statements, report of the audit commitee and Independent Auditors’ Report

1 – Analysis of Consolidated Results

Profitability

Bradesco reported first-half net income of R$ 1.027 billion, corresponding to R$ 0.65 per thousand shares and a return of 17.08% on stockholders’ equity, annualized, and 18.66% on average stockholders’ equity.

Net income for 1H03 increased by 13.61%, compared to the same period in 2002.

Net income for the second quarter of 2003 (2Q03) was R$ 519 million, an increase of 2.39% in comparison with the first quarter of 2003 (1Q03).

The annualized return on total assets was 1.33%.

Comparative Statement of Income (in millions of reais)

	1st Half 2002	1st Half 2003	% Var.	1st Qtr. 2003	2nd Qtr. 2003	% Var.
INCOME FROM LENDING AND TRADING ACTIVITIES	13,018	12,182	(6.4)	7,083	5,099	(28.0)
Credit operations	6,862	5,628	(18.0)	2,940	2,688	(8.6)
Leasing operations	206	143	(30.6)	77	66	(14.3)
Securities	3,921	2,786	(28.9)	1,791	995	(44.4)
Financial income on insurance, private pension plans and savings bonds	1,103	2,613	136.9	1,441	1,172	(18.7)
Derivative financial instruments	(795)	13	(101.6)	374	(361)	(196.5)
Foreign exchange transactions	1,580	268	(83.0)	99	169	70.7
Compulsory deposits	141	731	418.4	361	370	2.5

EXPENSES	9,661	7,593	(21.4)	4,525	3.068	(32.2)
Interest and charges on:
Deposits	4,949	4,496	(9.2)	2,670	1,826	(31.6)
Price-level restatement and interest on technical reserves for insurance, private pension plans and savings bonds	743	1,658	123.1	902	756	(16.2)
Borrowings and onlendings	2,619	38	(98.5)	141	(103)	(173.0)
Leasing operations	6	6	-	3	3	-
Provision for loan losses	1,344	1,395	3.8	809	586	(27.6)

INCOME FROM FINANCIAL INTERMEDIATION	3,357	4,589	36.7	2,558	2,031	(20.6)

OTHER OPERATING INCOME (EXPENSES)	(2,201)	(2,590)	17.7	(1,418)	(1,172)	(17.3)
Commissions and fees	1,786	2,093	17.2	1,013	1,080	6.6
Retained insurance premiums, private pension plans and savings bonds	4,212	5,679	34.8	2,770	2,909	5.0
Variation in technical reserves for insurance, private pension plans and savings bonds	(427)	(1,725)	304.0	(988)	(737)	(25.4)
Claims – Insurance operations	(1,758)	(2,256)	28.3	(1,019)	(1,237)	21.4
Savings bond redemptions	(372)	(452)	21.5	(198)	(254)	28.3
Insurance and pension plan selling expenses	(321)	(363)	13.1	(180)	(183)	1.7
Expenses with pension plan benefits and redemptions	(760)	(851)	12.0	(390)	(461)	18.2
Personnel expenses	(1,884)	(2,201)	16.8	(1,053)	(1,148)	9.0
Other administrative expenses	(1,854)	(2,254)	21.6	(1,101)	(1,153)	4.7
Tax expenses	(404)	(506)	25.2	(268)	(238)	(11.2)
Equity in the earnings of subsidiary and associated companies	23	(33)	(243.5)	(5)	(28)	460.0
Other operating income	660	1,494	126.4	657	837	27.4
Other operating expenses	(1,102)	(1,215)	10.3	(656)	(559)	(14.8)

OPERATING INCOME	1,156	1,999	72.9	1,140	859	(24.6)

NON-OPERATING INCOME	(10)	(777)	7,670	(682)	(95)	(86.1)

INCOME BEFORE TAXES AND PROFIT SHARING	1,146	1,222	6.6	458	764	66.8

PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(234)	(190)	(18.8)	53	(243)	(558.5)

MINORITY INTEREST	(8)	(5)	(37.5)	(3)	(2)	(33.3)

NET INCOME	904	1,027	13.6	508	519	2.2

ANNUALIZED RETURN ON STOCKHOLDERS’ EQUITY (%)	18.7	17.1	-	18.5	17.6	-

Analysis of the Statement of Income (in millions of reais)

Income from Credit and Leasing Operations

1st Half			Quarter 2003
2002	2003	% Variation	1st Qtr.	2nd Qtr.	% Variation
7,062	5,765	(18.4)	3,014	2,751	(8.7)

This decrease mainly reflects: (i) negative exchange variation of 18.72% in 1H03 against positive exchange variation of 22.58% in 1H02, impacting U.S. dollar-denominated or dollar-indexed operations, comprising 23.67% of total credit and leasing operations.

			This decrease mainly reflects negative exchange variation of 14.35% in 2Q03 against negative exchange variation of 5.10% in 1Q03, impacting U.S. dollar-denominated or dollar-indexed operations.

Results of Securities and Derivative Financial Instrument Operations

1st Half			Quarter 2003
2002	2003	% Variation	1st Qtr.	2nd Qtr.	% Variation
3,126	2,799	(10.5)	2,165	634	(70.7)

The variation was mainly due to: (i) negative exchange variation for the period; and (ii) increase in the compulsory deposit rate; offset by (iii) market recovery; and by (iv) increase in financial volume.

The decrease was mainly generated by negative exchange variation in 2Q03, impacting securities denominated or indexed in U.S. dollars and derivative financial instruments, used to hedge operations. In addition, the positive impact verified in 1Q03 as a result of market recovery, was not repeated.

Financial Income on Insurance, Private Pension Plans and Savings Bonds

1st Half			Quarter 2003
2002	2003	% Variation	1st Qtr.	2nd Qtr.	% Variation
1,103	2,613	136.9	1,441	1,172	(18.7)

The increase for the period was derived from (i) the growth in the average volume of investments; (ii) market recovery; and (iii) the increase in investment rates.

This variation was mainly generated by: (i) the downturn in IGPM-indexed securities; (ii) non-repetition in 2Q03 of the positive impact following the market recovery verified in 1Q03; partially offset by (iii) the increase in the volume of securities subject to technical reserves.

Results of Foreign Exchange Transactions

1st Half			Quarter 2003
2002	2003	% Variation	1st Qtr.	2nd Qtr.	% Variation
1,580	268	(83.0)	99	169	70.7

This account should be analyzed net of foreign funding expenses used to finance import/export operations, as described in Note 14a to the financial statements. Net of these deductions, results would total R$ 173 in 1H02 and R$ 178 in 1H03.

This account should be analyzed net of foreign funding expenses used to finance import/export operations. Net of these deductions, results would total R$ 72 in 1Q03 and R$ 106 in 2Q03, affected by an increase in foreign exchange portfolio volume.

Results of Compulsory Deposits

1st Half			Quarter 2003
2002	2003	% Variation	1st Qtr.	2nd Qtr.	% Variation
141	731	418.4	361	370	2.5

This variation was mainly due to: (i) the creation of an additional rate of 8% for demand and time deposits and of 10% for savings account deposits, both remunerated based on the SELIC rate; (ii) the 5% increase in the compulsory savings account deposit rate; (iii) the increase in the TR reference rate used to remunerate savings account deposits, from 1.16% in 1H02 to 2.61% in 1H03; and (iv) the increase in the average volume of deposits.

This increase mainly reflects: (i) the variation in the balance of deposits as a result of the consolidation of BBV Banco; and, to a lesser degree, (ii) the increase in the TR reference rate used to remunerate savings account deposits, from 1.28% in 1Q03 to 1.31% in 2Q03.

Interest and Charges on Deposits

1st Half			Quarter 2003
2002	2003	% Variation	1st Qtr.	2nd Qtr.	% Variation
4,949	4,496	(9.2)	2,670	1,826	(31.6)

This decrease mainly reflects: negative exchange variation in 1H03, particularly impacting securities issued abroad, offset by an increase in deposit volume /rates.			This decrease mainly reflects negative exchange variation in 2Q03, particularly impacting securities issued abroad.

Price-level Restatement and Interest on Technical Reserves for Insurance, Private Pension Plans and Savings Bonds

1st Half			Quarter 2003
2002	2003	% Variation	1st Qtr.	2nd Qtr.	% Variation
743	1.658	123,1	902	756	(16,2)

The increase for the period was derived from: (i) the increase in the average volume of technical reserves; (ii) market recovery and the increase in the investment rates of assets subject to technical reserves, reflected accordingly.

The variation was mainly generated by: (i) the downturn in IGPM-indexed reserves; (ii) the positive impact following market recovery verified in 1Q03, affecting assets subject to technical reserves, reflected accordingly, partially offset by the increase in the volume of technical reserves.

Expenses for Borrowings and Onlendings

1st Half			Quarter 2003
2002	2003	% Variation	1st Qtr.	2nd Qtr.	% Variation
2,619	38	(98.5)	141	(103)	(173.0)

This decrease was mainly due to: (i) negative exchange variation in 1H03 against positive exchange variation in 1H02.			This decrease was mainly generated by negative exchange variation on foreign borrowings and onlendings.

Financial Margin

1st Half			Quarter 2003
2002	2003	% Variation	1st Qtr.	2nd Qtr.	% Variation
4,701	5,984	27.3	3,367	2,617	(22.3)

Margin growth reflects increased volume and market recovery, partially offset by the increase in the compulsory deposit rate and negative exchange variation in 1H03. The annualized financial margin on average total assets increased from 8.1% in 1H02 to 8.3% in 1H03. Adjusting the additional provision for market risk fluctuation recorded/reversed for these periods, the annualized financial margin would be 8.3% and 9.0%, respectively.

The decrease in this margin reflects the increase in the compulsory deposit rate, greater negative exchange variation in 2Q03 and non-repetition in 2Q03 of the positive impact following market recovery verified in 1Q03. The annualized financial margin on average total assets decreased from 9.7% in 1Q03 to 7.2% in 2Q03. Adjusting the additional provision for market risk fluctuation recorded/reversed for these periods, the annualized financial margin would be 10.2% and 8.1%, respectively.

Expenses for Provision for Loan Losses

1st Half			Quarter 2003
2002	2003	% Variation	1st Qtr.	2nd Qtr.	% Variation
1,344	1,395	3.8	809	586	(27.6)

Excluding the additional provisions of R$ 57 and R$ 312, recorded in 1H02 and 1H03, respectively, the decrease of R$ 203 in this expense reflects the Bank’s selective credit granting policy.			Excluding the additional provisions of R$ 298 and R$ 14, recorded in 1Q03 and 2Q03, respectively, there is an increase of R$ 63.

Income on Commissions and Fees

1st Half			Quarter 2003
2002	2003	% Variation	1st Qtr.	2nd Qtr.	% Variation
1,786	2,093	17.2	1,013	1,080	6.6

This growth reflects increased revenue from: (i) cards - R$ 99; (ii) checking accounts – R$ 79, mainly maintenance charges; (iii) credit operations - R$ 79, mainly from contracting and opening of credit; (iv) collection - R$ 18; and (v) the consolidation of BBV Banco – R$ 10; offset by decreased revenue from (vi) managed funds – R$ 11.

Growth for the quarter reflects increased revenue from: (i) income on fund management – R$ 23; (ii) checking accounts – R$ 15, mainly maintenance charges; (iii) credit operations – R$ 13, mainly from contracting and opening of credit; (iv) the consolidation of BBV Banco – R$ 10; and (v) collection - R$ 5, offset by decreased revenue from (vi) credit cards – R$ 8.

Income on Insurance Premiums, Private Pension Plans and Savings Bonds

1st Half			Quarter 2003
2002	2003	% Variation	1st Qtr.	2nd Qtr.	% Variation
4,212	5,679	34.8	2,770	2,909	5.0

This variation was mainly derived from a greater sales volume of “Vida e Previdência” (VGBL/PGBL) line products, as well as savings bonds and auto-line insurance.			This variation was mainly derived from an increase in auto-line sales and savings bonds.

Variation in Technical Reserves for Insurance, Pension Plans and Savings Bonds

1st Half			Quarter 2003
2002	2003	% Variation	1st Qtr.	2nd Qtr.	% Variation
(427)	(1,725)	304.0	(988)	(737)	(25.4)

This variation was derived from the growth in technical reserves, mainly as a result of an increase in “VGBL” and auto product sales, as well as savings bond certificates.			This variation was generated by: (i) fewer supplementary pension plan product sales in 2Q03; offset by (ii) increased sales of auto-line products and savings bond certificates.

Insurance Claims

1st Half			Quarter 2003
2002	2003	% Variation	1st Qtr.	2nd Qtr.	% Variation
(1,758)	(2,256)	28.3	(1,019)	(1,237)	21.4

The increase in claims was mainly generated by: (i) increased Life and VGBL insurance premium redemptions, as well as the lengthening of the provision for claims incurred but not reported (IBNR) from 6 to 12 months in the health line and to a lesser degree: (ii) the increase in Auto-line claims.

The increase in claims was mainly generated by: (i) increased Life and VGBL insurance premium redemptions, as well as the lengthening of the provision for claims incurred but not reported (IBNR) from 6 to 12 months in the health line and to a lesser degree: (ii) the increase in Auto-line claims.

Savings Bond Redemptions

1st Half			Quarter 2003
2002	2003	% Variation	1st Qtr.	2nd Qtr.	% Variation
(372)	(452)	21.5	(198)	(254)	28.3

This growth is a direct reflection of the increase in the volume of single payment bonds falling due in 1H03, which were redeemed.			This growth is a direct reflection of the increase in the volume of single payment bonds falling due in 2Q03, which were redeemed.

Insurance and Pension Plan Selling Expenses

1st Half			Quarter 2003
2002	2003	% Variation	1st Qtr.	2nd Qtr.	% Variation
(321)	(363)	13.1	(180)	(183)	1.7

This increase was generated for the most part by growing Auto and Basic line insurance sales even though the ratio of sales to premiums remained consistent with the prior period.			Selling expenses remained practically stable for the quarter.

Expenses with Pension Plan Benefits and Redemptions

1st Half			Quarter 2003
2002	2003	% Variation	1st Qtr.	2nd Qtr.	% Variation
(760)	(851)	12.0	(390)	(461)	18.2

The variation in this account was mainly due to the increase in the payment of pension plan redemptions as a result of specific PGBL plan features which permit withdrawals at any time.			The variation in this account was mainly due to the increase in the payment of pension plan redemptions as a result of specific PGBL plan features which permit withdrawals at any time.

Personnel Expenses

1st Half			Quarter 2003
2002	2003	% Variation	1st Qtr.	2nd Qtr.	% Variation
(1,884)	(2,201)	16.8	(1,053)	(1,148)	9.0

This increase was mainly generated by: (i) salary increases, pursuant to trade-union agreements (September/02); (ii) increased expenses for benefits; and (iii) an increase in the number of employees, subsequent to the acquisition of BBV Banco in 2Q03 – R$ 29 and Banco Mercantil – R$ 70, following consolidation in 2Q02.

This increase was generated mainly by: (i) increased expenses for benefits – R$ 36; (ii) an increase in the number of employees, following the consolidation of BBV Banco, with expenses of R$ 29; (iii) training – R$ 10; and (iv) lower expenses as a result of the concentration of vacation pay in 1Q03.

Other Administrative Expenses

1st Half			Quarter 2003
2002	2003	% Variation	1st Qtr.	2nd Qtr.	% Variation
(1,854)	(2,254)	21.6	(1,101)	(1,153)	4.7

The increase in this expense mainly reflects expansion in the customer service network, in particular: (i) depreciation and amortization - R$ 60; (ii) third-party services - R$ 50; (iii) rents - R$ 44, mainly relating to branches which were auctioned subsequent to June 2002; (iv) communications – R$ 39, mainly as a result of increases in public utility tariffs; (v) leasing – R$ 36; and (vi) consolidation of BBV Banco – R$ 31.

			The increase for this quarter reflects increased expenses for: (i) consolidation of BBV Banco - R$ 31; (ii) publicity and advertising - R$ 11; and (iii) third-party services – R$ 9.

Tax Expenses

1st Half			Quarter 2003
2002	2003	% Variation	1st Qtr.	2nd Qtr.	% Variation
(404)	(506)	25.2	(268)	(238)	(11.2)

The growth rate mainly reflects increases in expenses for: (i) PIS/COFINS, consistent with taxable income growth for the period and (ii) CPMF.			The variation in this quarter mainly reflects less expense for PIS, COFINS and CPMF.

Equity in the Earnings of Subsidiary and Associated Companies

1st Half			Quarter 2003
2002	2003	% Variation	1st Qtr.	2nd Qtr.	% Variation
23	(33)	(243.5)	(5)	(28)	460.0

This variation was mainly generated by equity in earnings determined in IRB Brasil Resseguros S.A. of R$ 22 in 1H02 against equity in loss of R$ 28 in 1H03.			The variation mainly reflects equity in loss determined in IRB Brasil Resseguros S.A. – R$ 1 in 1Q03 and R$ 27 in 2Q03.

Other Operating Income

1st Half			Quarter 2003
2002	2003	% Variation	1st Qtr.	2nd Qtr.	% Variation
660	1,494	126.4	657	837	27.4

The increase for the period is mainly due to reversal of the provision for exchange variation – R$ 504 and other operating provisions - R$ 322 in 1H03.			The increase for the quarter is mainly due to reversal of the provision for exchange variation - R$ 166 in 1Q03 and R$ 338 in 2Q03.

Other Operating Expenses

1st Half			Quarter 2003
2002	2003	% Variation	1st Qtr.	2nd Qtr.	% Variation
(1,102)	(1,215)	10.3	(656)	(559)	(14.8)

The variation is mainly due to: (i) increase in financial expenses – R$ 48; (ii) cost of services rendered – R$ 37; and (iii) amortization of goodwill in subsidiary and associated companies - R$ 23.			The quarterly variation is mainly due to lower financial expenses.

Operating Income

1st Half			Quarter 2003
2002	2003	% Variation	1st Qtr.	2nd Qtr.	% Variation
1,156	1,999	72.9	1,140	859	(24.6)

This growth is mainly derived from: (i) the positive variation in financial margin; (ii) reversal of provisions, mainly for exchange variation; (iii) increase in income from commissions and fees; partially offset by (iv) lower income from insurance; and by (v) an increase in personnel and administrative expenses.

This oscillation was mainly generated by: (i) negative variation in financial margin; (ii) increase in personnel and administrative expenses; partially offset by (iii) reversal of provisions, mainly for exchange variation; (iv) decrease in expenses for PDD; and (v) increase in income from commissions and fees.

Non-operating Income

1st Half			Quarter 2003
2002	2003	% Variation	1st Qtr.	2nd Qtr.	% Variation
(10)	(777)	7,670.0	(682)	(95)	(86.1)

The variation for the period is mainly due to extraordinary amortization of goodwill of Banco Mercantil – R$ 681. N.B. Goodwill held by Boavista DTVM in Banco Mercantil, following the merger approved on March 31, 2003, was amortized on an extraordinary basis pursuant to BACEN Circular 3017/2000.

The variation for the quarter mainly reflects extraordinary amortization of goodwill of Banco Mercantil - R$ 681, in 1Q03. N.B. Goodwill held by Boavista DTVM in Banco Mercantil, following the merger approved on March 31, 2003, was amortized on an extraordinary basis pursuant to BACEN Circular 3017/2000.

Income Tax and Social Contribution

1st Half			Quarter 2003
2002	2003	% Variation	1st Qtr.	2nd Qtr.	% Variation
(234)	(190)	(18.8)	53	(243)	(558.5)

The variation in income tax and social contribution expense reflects tax charges on pre-tax income adjusted by permanent additions and exclusions, as described in Note 36 to the financial statements.			The variation in income tax and social contribution expense reflects tax charges on pre-tax income adjusted by permanent additions and exclusions.

Results by Activity (in millions of reais)

	June/2003
	Financial		Insurance Group		Other	Amount	Total
	Local	Foreign	Local	Foreign	Activities	Eliminated	Consolidated
Income from financial intermediation	3,500	136	952	1	-	(1)	4,588
Other operating income (expenses)	(2,868)	(46)	(690)	(3)	45	1	(3,561)
Commissions and fees	1,892	3	76	-	244	(122)	2,093
Personnel expenses	(1,888)	(12)	(216)	-	(85)	-	(2,201)
Other administrative expenses	(2,021)	(30)	(256)	(2)	(92)	147	(2,254)
Other revenue (expenses)	(851)	(7)	(294)	(1)	(22)	(24)	(1,199)

Net income	632	90	262	(2)	45	-	1,027

Increase in the Main Statement of Income Items for the Six-month Period (in millions of reais)

Increase in the Main Statement of Income Items for the Quarter (in millions of reais)

Increase in Financial Margin Items plus Exchange Adjustment for the Six-month Period (in millions of reais)

Increase in Financial Margin Items plus Exchange Adjustment for the Quarter (in millions of reais)

Analysis of the Adjusted Financial Margin and Average Rates

Credit Operations x Income

	1st Half 2002	1st Half 2003	1st Qtr. 2003	2nd Qtr. 2003
Credit operations	41,129	43,297	42,489	43,398
Leasing operations	1,771	1,515	1,511	1,481
Advances on foreign exchange contracts	5,433	5,676	5,607	5,773
1 – Total – Average balance (quarterly)	48,334	50,488	49,607	50,652
2 – Income (credit, leasing and foreign exchange transactions) (*)	8,642	6,031	3,113	2,918
3 – Average return annualized exponentially (2/1)	39.0%	25.3%	27.6%	25.1%

(*)	Includes income from credit operations, net results of leasing operations and results on foreign exchange transactions.

Securities x Income on Security Transactions

	1st Half 2002	1st Half 2003	1st Qtr. 2003	2nd Qtr. 2003
Securities	39,125	38,076	35,717	38,613
Interbank investments	4,904	21,960	22,442	22,204
Subject to repurchase agreements	(11,989)	(16,308)	(15,178)	(16,456)
Derivative financial instruments	(256)	(409)	(458)	(325)
4 – Total – Average balance (quarterly)	31,784	43,319	42,523	44,036
5 – Income on security transactions (net of expenses for repurchase agreements)	3,216	3,583	2,591	993
6 – Average rate annualized exponentially (5/4)	21.3%	17.2%	26.7%	9.3%

Total Assets x Income from Financial Intermediation

	1st Half 2002	1st Half 2003	1st Qtr. 2003	2nd Qtr. 2003
7 – Total assets – Average balance (quarterly)	118,014	147,425	143,892	149,745
8 – Income from financial intermediation	13,018	12,182	7,083	5,098
9 – Average rate annualized exponentially (8/7)	23.3%	17.2%	21.2%	14.3%

Funding x Expenses

	1st Half 2002	1st Half 2003	1st Qtr. 2003	2nd Qtr. 2003
Deposits	45,956	56,019	55,617	55,847
Funds from acceptance and issuance of securities	4,922	4,615	4,050	5,354
Interbank and interdepartmental accounts	861	1,834	1,884	1,779
Subordinated debt	1,490	3,350	3,356	3,365
10 – Total funding – Average balance (quarterly)	53,229	65,818	64,907	66,344
11 – Expenses (*)	3,796	1,937	1,295	642
12 – Average rate annualized exponentially (11/10)	14.8%	6.0%	8.2%	3.9%
(*)	Expenses = Funding expenses without repurchase agreements less income on compulsory deposits.

Borrowings and Onlendings (Local and Foreign) x Expenses

	1st Half 2002	1st Half 2003	1st Qtr. 2003	2nd Qtr. 2003
Borrowings	8,855	8,844	9,410	8,570
Onlendings	6,162	6,903	6,924	6,831
13 – Total borrowings and onlendings - Average balance (quarterly)	15,017	15,747	16,334	15,401
14 – Expenses	2,619	38	141	(104)
15 – Average rate annualized exponentially (14/13)	37.9%	0.5%	3.5%	(2.7%)

Total Assets x Financial Margin

	1st Half 2002	1st Half 2003	1st Qtr. 2003	2nd Qtr. 2003
16 – Total assets – Average balance (quarterly)	118,014	147,425	143,892	149,745
17 – Financial margin (*)	4,700	5,983	3,367	2,616
18 – Average rate annualized exponentially (17/16)	8.1%	8.3%	9.7%	7.2%

(*)	Income from financial intermediation excluding provision for loan losses (PDD).

Financial Market Indicators

Analysis of the Adjusted Financial Margin and Average Rates

Bradesco’s consolidated financial margin (before PDD) totaled R$ 5,983 million for 1H03, a 27% increase compared with R$ 4,700 million for the same period in 2002. However, in comparison with the prior quarter, the second-quarter margin dropped by some 22%.

We stress that a number of economic factors motivated this drop in financial margin, among which we highlight the following:

  The increase in the compulsory demand deposit rate from 45% to 60%, following the introduction of the corresponding Central Bank Circular published on February 19, 2003. However, the impact on Bradesco’s bank reserves was verified as from February 26, 2003, generating a drop in the volume of resources earmarked for investment for the quarter.

  Activity and credit growth failed to respond to the downturn in the future interest rate between 1Q03 and 2Q03 (see following exhibit), mainly as a result of greater selectivity and increased competition, which prompted lower charges and a consequent decrease in banking spreads.

Future interest rates

Period	Average 1st Qtr. 2003	Average 2nd Qtr. 2003	June 2003
30 days	26.1%	26.0%	25.7%
60 days	26.4%	25.7%	25.4%
90 days	26.7%	25.4%	24.9%
120 days	26.8%	25.0%	24.4%
360 days	28.1%	23.6%	22.2%

Source: Bloomberg

  Following the improved economic scenario (falling inflation and U.S. dollar rates in 2Q03) and the increase in external facilities, the spreads for export and import financing returned to historical rates.

  As mentioned above, slowing economic activity levels and the upturn in default rates prompted Bradesco to maintain its more selective credit granting strategy during the period, reflected by Credit Portfolio growth for the second quarter. If we disregard the incorporation of BBV Banco, Bradesco’s credit volume would have remained almost stable compared to the prior quarter.

In 1Q03, income on securities transactions was favored by the recovery, affected by prior year volatility. This effect was not repeated in 2Q03.

Accordingly, the annualized financial margin for 2Q03 (obtained from dividing the lending and trading margin by the average balance of total assets) dropped from 9.7% to 7.2% as compared to 1Q03.

Adjusting the additional provision for market risk fluctuation recorded/reversed for the periods (exchange provision), annualized financial margin would be 8.1% for the quarter, compared with 10.2% in 1Q03.

Nevertheless, comparing growth for 1H03 with the same period in 2002, the financial margin increased by 8.3% in 1H03 and 8.1% in 1H02. Adjusting the additional provision for market risk fluctuation, these rates would increase to 9.0% in 1H03 and 8.3% in 1H02.

Provision for Loan Losses

Movement of allowance for loan losses

	In millions of reais

	2002			2003
	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half
Credit portfolio	49,546	52,576	52,576	49,655	53,048	53,048

Opening balance	2,941	3,480	2,941	3,665	3,902	3,665

Amount recorded	633	711	1,344	808	587	1,395
Amount written off	(296)	(694)	(990)	(571)	(551)	(1,122)
Balance derived from acquired institutions	202	32	234	-	171	171

Closing Balance	3,480	3,529	3,529	3,902	4,109	4,109

Specific provisions	2,113	2,231	2,231	1,944	2,006	2,006
Generic provisions	1,124	1,009	1,009	1,156	1,286	1,286
Additional provision	243	289	289	802	817	817

Credit recoveries	88	49	137	112	128	240

Allowance for Loan Losses (PDD) on Credit and Leasing Operations

	In millions of reais
	December					2003
	1998	1999	2000	2001	2002	March	June
Allowance for loan losses – PDD (A)	1,215	1,908	2,507	2,941	3,665	3,902	4,109
Credit operations (B)	25,095	27,559	38,872	44,444	50,801	49,655	53,048
PDD on credit operations (A/B)	4.8%	6.9%	6.5%	6.6%	7.2%	7.9%	7.7%

Ratio of PDD coverage to abnormal course credits (D to H)

	In millions of reais
	2002		2003
	1st Qtr.	2nd Qtr.	1st Qtr.	2nd Qtr.
(1) – Total provisions	3,480	3,529	3,902	4,109
(2) – Abnormal course credits (D to H)	3,095	3,088	2,742	2,871
PDD coverage ratio (1/2)	112.4%	114.3%	142.3%	143.1%

Commissions and Fees

	In millions of reais
	2002			2003
	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half
Checking account	206	220	426	245	264	509
Collection	127	138	265	139	146	285
Fund management	124	130	254	110	133	243
Credit card	146	149	295	201	193	394
Credit operations	87	97	184	125	139	264
Interbank charges	56	65	121	63	61	124
Collection of taxes	38	43	81	45	46	91
Custody and brokerage services	10	9	19	8	10	18
Other	67	74	141	77	88	165

Total	861	925	1,786	1,013	1,080	2,093

Administrative and Personnel Expenses

	In millions of reais
	2002			2003
	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half
Third-party services	141	170	311	172	190	362
Communications	118	133	251	146	148	294
Depreciation and amortization	90	108	198	128	138	266
Financial system services	74	84	158	84	85	169
Leasing	42	52	94	68	62	130
Transport	71	74	145	83	90	173
Data processing	53	61	114	60	65	125
Publicity and advertising	64	76	140	69	81	150
Rents	39	48	87	68	66	134
Maintenance and repairs	49	55	104	53	61	114
Materials	32	37	69	40	43	83
Water, electricity and gas	19	24	43	28	28	56
Travel	12	16	28	14	15	29
Other	40	72	112	88	81	169
Administrative expenses	844	1,010	1,854	1,101	1,153	2,254
Remuneration	441	512	953	524	577	1,101
Benefits	170	182	352	201	240	441
Social charges	159	182	341	185	206	391
Training	8	13	21	10	20	30
Employee profit sharing	31	33	64	42	38	80
Other	79	74	153	91	67	158
Personnel expenses	888	996	1,884	1,053	1,148	2,201

Total	1,732	2,006	3,738	2,154	2,301	4,455

Human Resources

At June 30, 2003, Bradesco’s headcount, including its subsidiaries, totaled 78,148 employees. This increase compared with the headcount at December 2002 was generated mainly by the acquisition of BBV Banco. The following table presents the evolution of Bradesco’s headcount.

	Year
	1998	1999	2000	2001	2002	1st Half 2003

Banco Bradesco	47,233	47,521	49,177	51,633	53,732	56,808
Subsidiaries	7,501	7,301	6,575	6,943	8,729	9,298
Subtotal Bradesco	54,734	54,822	55,752	58,576	62,461	66,106

Banco BCN	5,024	4,784	4,780	5,857	6,105	5,729
Subsidiaries	1,408	1,099	1,172	1,280	1,504	1,636
Subtotal BCN	6,432	5,883	5,952	7,137	7,609	7,365

Banco Baneb	-	2,756	2,514	-	-	-
Subsidiaries	-	50	-	-	-	-
Subtotal Baneb	-	2,806	2,514	-	-	-

Banco Boavista	-	-	1,564	-	-	-
Subsidiaries	-	-	22	-	-	-
Subtotal Boavista	-	-	1,586	-	-	-

Banco Mercantil	-	-	-	-	3,970	-
Subsidiaries	-	-	-	-	353	-
Subtotal Mercantil	-	-	-	-	4,323	-

BBV Banco	-	-	-	-	-	4,638
Subsidiaries	-	-	-	-	-	39
Subtotal BBV Banco	-	-	-	-	-	4,677

Total	61,166	63,511	65,804	65,713	74,393	78,148

Human Resources June 2003

BY AGE	BY GENDER	BY EDUCATIONAL BACKGROUND	BY YEARS OF SERVICE WITH BRADESCO	BY MANAGERIAL POSITION

Younger than 30 46%			Less than 5 years 42%
High School 33%
From 31 to 40 38%	Men 55%		From 6 to 10 years 9%	Non-managerial 51%
University 66%
From 41 to 50 14%	Women 45%		From 11 to 20 years 39%	Managerial 49%
Other 1%
Older than 50 2%			More than 20 years 10%

Personnel Expenses

At June 30, 2003, Bradesco’s personnel expenses totaled R$ 2.2 billion, including expenses for remuneration, social charges, benefits, training, employee profit sharing and others.

Benefits offered by Bradesco to its employees include health insurance and dental care, as well as a supplementary retirement pension plan.

The following pie graph presents the percentage share of each item in relation to total Bradesco personnel expenditure:

Composition of Personnel Expenses

Personnel Expenses by Types of Company

Training

Bradesco’s staff training activities are tuned to its organizational strategies, to the ongoing improvement of its customer service quality and to its capacity to produce results.

Accordingly, the Training Program uses tailor-made methodologies, offering in-class or self-training courses to all its staff, designed to meet both their professional and personal development needs.

The most innovative of these training methodologies, permitting the rapid inclusion of a considerable number of employees, is the ‘TreiNet’, online training program which was used in the first six-month period of 2003 by 113,328 participants for courses in Integration and Basic Banking, Financial Mathematics, Business Accounting and Balance Sheet Analysis, Financial Market and Investments, Loans and Financing, Business Support Platforms, Convenience Services, Internal Control Systems, Savings Bonds, Vida e Previdência pension plans, Cashier Training and Written Communication.

Through the important partnerships entered into with Consulting Firms, Universities and Business Schools, such as USP, FGV and IBMEC, the Bank qualifies its professional staff to operate in the Organization’s diverse specialist segments, such as Bradesco Empresas (Middle Market), Corporate and Private Banking, Prime and Consortium.

Particular emphasis should also be given to the specialization courses offered at post-graduate level. Two groups have been formed for courses such as: Business Process Management and Foreign Trade and International Operations, given at the following institutions, FIA, and FIPE.

Bradesco’s compliance culture was also strengthened through distance learning courses, via manuals and TreiNet programs available to all the Organization’s employees.

During the first half of 2003, 702 courses were given, in 7,444 groups, with 206,056 employee participations and a total of 3,659,210 hours spent in training, as well as investments to the order of R$ 30.0 million.

Employee Training Participation - In Thousands

Total Amount Invested in Training - In millions of reais

Operating Efficiency

	In millions of reais
	Year
	1998	1999	2000	2001	2002	1st Half 2003 Acc. 12 months(*)
Personnel expenses	2,642	2,784	3,221	3,549	4,076	4,393
(-) Employee profit sharing	87	104	112	160	140	156
(+) Other administrative expenses	2,159	2,567	2,978	3,436	4,028	4,428
(=) Total (1)	4,714	5,247	6,087	6,825	7,964	8,665
Financial margin = Gross income from financial intermediation (-) PDD	6,087	7,494	7,839	10,109	11,472	12,754
Commissions and fees	1,775	2,100	3,043	3,473	3,712	4,019
Income from retained insurance premiums, private pension plans and savings bonds	5,015	5,975	6,920	8,959	10,135	11,602
Variation in technical reserves for insurance, private pension plans and savings bonds	(1,392)	(2,342)	(3,001)	(3,492)	(2,785)	(4,083)
Claims – insurance operations and savings bond redemptions	(2,631)	(2,844)	(2,866)	(3,996)	(4,336)	(4,914)
Insurance and pension plan selling expenses	(518)	(635)	(645)	(689)	(667)	(709)
Expenses with pension plan benefits and redemptions	(423)	(558)	(913)	(1,370)	(1,689)	(1,780)
Equity in the earnings of subsidiary and associated companies	157	127	156	71	65	9
Other operating expenses	(813)	(1,296)	(1,376)	(1,831)	(3,148)	(3,261)
Other operating income	560	1,070	903	1,326	1,321	2,155
Adjustment of provision for exchange variation	-	-	-	-	504	(198)
Total (2)	7,817	9,092	10,060	12,560	14,584	15,594
Efficiency ratio (%) = (1/ 2)	60.3	57.7	60.5	54.3	54.6	55.6

(*)	For comparison purposes, first-half amounts are accumulated over the prior 12-month period.

Operating Efficiency (%)

The slight downturn in the operating efficiency ratio was motivated by acquisitions made by the Bradesco Organization in the prior 12 months. We stress that the synergy process of these acquisitions has still not been fully concluded.

Activity-Based Costing

As part of the Organization’s ongoing pursuit to optimize its results and performance, Bradesco commenced a process in 2000 designed to introduce a cost control culture through the implementation of Activity-Based Costing (ABC) methodology which provided, among others, support for studies relating to the formation and negotiation of banking charges, costing information for performance and decision-making support management and for customer profitability purposes, and for the formation of a database for analyses regarding the unification and rationalization of the Bank’s different units.

The Organization is currently implementing ABM (Activity-Based Management) methodology which will rapidly lead to cost prevention practices and a pro-active approach as regards the identification of opportunities. Thus, at the same time as we improve our processes, we are also able to seamlessly integrate operating performance with strategic objectives, in the pursuit to create and/or sustain competitive advantages and value for both our customers and stockholders.

Accordingly, the future mission of the activity-based management model is to provide ongoing support for planning and controlling the Bank’s business processes and to promote the permanent improvement of operating and tactical issues and to provide a firm basis for their strategic gearing.

2 – Consolidated Equity Analysis

Balance Sheet by Currency at June 30, 2003 (in millions of reais)

		Currency
	Balance Sheet
		Local	Foreign (1)

ASSETS
Current and long-term receivables	149,316	125,494	23,822
Funds available	1,773	1,530	243
Interbank investments	20,996	18,586	2,410
Securities and derivative financial instruments	42,796	37,924	4,872
Interbank and interdepartmental accounts	15,024	15,018	6
Credit and leasing operations	42,519	35,777	6,742
Other assets	26,208	16,659	9,549
Permanent assets	5,173	5,159	14
Investments	494	494	-
Property and equipment in use and leased assets	2,666	2,654	12
Deferred charges	2,013	2,011	2
Total assets	154,489	130,653	23,836

LIABILITIES
Current and long-term liabilities	121,966	99,902	22,064
Deposits	56,822	53,768	3,054
Deposits received under security repurchase agreements	18,569	18,265	304
Funds from acceptance and issuance of securities	5,745	707	5,038
Interbank and interdepartmental accounts	1,735	944	791
Borrowings and onlendings	14,572	6,265	8,307
Derivative financial instruments	310	310	-
Other liabilities
Subordinated debt	3,338	2,521	817
Other	20,875	17,122	3,753
Technical reserves for insurance, savings bonds and
private pension plans	19,857	19,857	-
Deferred income	37	37	-
Minority interest in subsidiaries	107	107	-
Stockholders' equity	12,522	12,522	-
Total	154,489	132,425	22,064

Net position of assets and liabilities			1,772
Net position of derivatives (2)			2,370
Other memorandum accounts, net (3)			(973)
Net exchange position (asset) (4)			3,169

(1)	Amounts expressed and/or indexed mainly in USD.
(2)	Excluding derivative operations maturing in D +1, to be settled in currency at June 30, 2003 price levels.
(3)	Leasing commitments and others controlled in memorandum accounts.
(4)	Excluding investments in foreign branches and subsidiaries (Note 16a), the net exchange position would be negative in the amount of R$ 520 million (liability).

Balance Sheet by Maturity at June 30, 2003 (in millions of reais)

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Indeterminate	Total

ASSETS
Current assets and long-term receivables	94,277	19,241	11,404	24,394	-	149,316
Funds available	1,773	-	-	-	-	1,773
Interbank investments	19,978	408	416	194	-	20,996
Securities and derivative financial instruments	32,803	2,138	2,583	5,272	-	42,796
Interbank and interdepartmental accounts	14,699	5	6	314	-	15,024
Credit and leasing operations	8,623	15,215	6,353	12,328	-	42,519
Other receivables and other assets	16,401	1,475	2,046	6,286	-	26,208
Permanent assets	52	261	313	3,425	1,122	5,173
Investments	-	-	-	-	494	494
Property and equipment in use and leased assets	22	113	136	1,767	628	2,666
Deferred charges	30	148	177	1,658	-	2,013
Total	94,329	19,502	11,717	27,819	1,122	154,489

LIABILITIES
Current and long-term liabilities	71,557	11,217	9,952	29,240	-	121,966
Deposits	34,938	3,876	4,308	13,700	-	56,822
Deposits received under security repurchase
agreements	17,517	67	22	963	-	18,569
Funds from the acceptance and issuance of securities	796	2,133	1,072	1,744	-	5,745
Interbank and interdepartmental accounts	1,735	-	-	-	-	1,735
Borrowings and onlendings	1,565	3,846	3,417	5,744	-	14,572
Derivative financial instruments	225	29	27	29	-	310
Other liabilities:
- Subordinated debt	10	35	-	3,293	-	3,338
- Other	14,771	1,231	1,106	3,767	-	20,875
Technical reserves for insurance, private pension
plans and savings bonds	-	-	-	19,857	-	19,857
Deferred income	36	1	-	-	-	37
Minority interest in subsidiaries	-	-	-	-	107	107
Stockholders' equity	-	-	-	-	12,522	12,522
Total	71,593	11,218	9,952	49,097	12,629	154,489

Accumulated net assets	22,736	31,020	32,785	11,507	-	-

Comparative Balance Sheet (in millions of reais)

ASSETS	June 2002	June 2003	% Variation	March 2003	June 2003	% Variation

Current assets and long-term receivables	118,797	149,316	25.7	140,132	149,316	6.6
Funds available	2,131	1,773	(16.8)	3,718	1,773	(52.3)
Interbank investments	5,402	20,996	288.7	23,411	20,996	(10.3)
Securities and derivative financial instruments	37,909	42,796	12.9	34,430	42,796	24.3
Interbank and interdepartmental accounts	6,978	15,024	115.3	15,059	15,024	(0.2)
Restricted deposits:
Brazilian Central Bank	5,744	13,792	140.1	13,620	13,792	1.3
Other	1,234	1,232	(0.2)	1,439	1,232	(14.4)
Credit and leasing operations	42,240	42,519	0.7	39,582	42,519	7.4
Credit and leasing operations	45,704	46,436	1.6	43,322	46,436	7.2
Allowance for loan and leasing losses	(3,464)	(3,917)	13.1	(3,740)	(3,917)	4.7
Other receivables and assets	24,137	26,208	8.6	23,932	26,208	9.5
Foreign exchange portfolio	12,662	13,131	3.7	12,127	13,131	8.3
Other receivables and assets	11,540	13,269	15.0	11,967	13,269	10.9
Allowance for losses	(65)	(192)	195.4	(162)	(192)	18.5
Permanent assets	5,905	5,173	(12.4)	4,868	5,173	6.3
Investments	816	494	(39.5)	483	494	2.3
Property and equipment in use and leased assets	2,635	2,666	1.2	2,538	2,666	5.0
Deferred charges	2,454	2,013	(18.0)	1,847	2,013	9.0
Deferred charges	449	562	25.2	561	562	0.2
Goodwill on acquisition of subsidiaries, net of amortization	2,005	1,451	(27.6)	1,286	1,451	12.8

Total	124,702	154,489	23.9	145,000	154,489	6.5

LIABILITIES	June 2002	June 2003	% Variation	March 2003	June 2003	% Variation

Current and long-term liabilities	101,051	121,966	20.7	114,648	121,966	6.4
Deposits	50,849	56,822	11.7	54,871	56,822	3.6
Demand deposits	10,005	11,525	15.2	10,964	11,525	5.1
Savings deposits	18,901	20,736	9.7	20,236	20,736	2.5
Interbank deposits	152	40	(73.7)	40	40	.
Time deposits	21,791	24,521	12.5	23,631	24,521	3.8
Deposits received under security repurchase agreements	8,695	18,569	113.6	14,342	18,569	29.5
Funds from acceptance and issuance of securities	5,123	5,745	12.1	4,963	5,745	15.8
Securities issued abroad	4,209	5,038	19.7	4,365	5,038	15.4
Other resources	914	707	(22.6)	598	707	18.2
Interbank and interdepartmental accounts	956	1,735	81.5	1,823	1,735	(4.8)
Borrowings and onlendings	16,302	14,572	(10.6)	16,229	14,572	(10.2)
Borrowings	10,003	7,711	(22.9)	9,429	7,711	(18.2)
Onlendings	6,299	6,861	8.9	6,800	6,861	0.9
Derivative financial instruments	552	310	(43.8)	340	310	(8.8)
Other liabilities	18,574	24,213	30.4	22,080	24,213	9.7
Foreign exchange portfolio	5,566	7,854	41.1	6,558	7,854	19.8
Taxes and social security contributions, social
and statutory payables	3,968	4,642	17.0	4,200	4,642	10.5
Technical reserves for insurance, private pension
plans and savings bonds	2,006	2,875	43.3	2,545	2,875	13.0
Subordinated debt	1,990	3,338	67.7	3,391	3,338	(1.6)
Sundry	5,044	5,504	9.1	5,386	5,504	2.2
Technical reserves for insurance, private pension
plans and savings bonds	13,206	19,857	50.4	18,505	19,857	7.3
Deferred income	12	37	208.3	26	37	42.3
Minority interest in subsidiaries	314	107	(65.9)	113	107	(5.3)
Stockholders’ equity	10,119	12,522	23.7	11,708	12,522	7.0

Total	124,702	154,489	23.9	145,000	154,489	6.5

Equity Analysis (in millions of reais)

Funds Available

1st Half			Quarter 2003

2002	2003	% Variation	1st Qtr.	2nd Qtr.	% Variation

2,131	1,773	(16.8)	3,718	1,773	(52.3)

The variation for the period mainly reflects the decrease in the volume of foreign currency cash funds.			The variation for the quarter mainly reflects the decrease in the volume of foreign currency cash funds.

Interbank Investments

1st Half			Quarter 2003

2002	2003	% Variation	1st Qtr.	2nd Qtr.	% Variation

5,402	20,996	288.7	23,411	20,996	(10.3)

The variation in the balance of this account reflects the increase in deposits received under security repurchase agreements, principally in the third-party portfolio, which grew from R$ 3,625 in 1H02 to R$ 16,686 in 1H03, reflecting the option to invest in assets with greater liquidity, during the period.

			This decrease was generated mainly by the migration of resources to securities.

Securities and Derivative Financial Instruments

1st Half			Quarter 2003

2002	2003	% Variation	1st Qtr.	2nd Qtr.	% Variation

37,909	42,796	12.9	34,430	42,796	24.3

The variation in this account balance reflects mainly: (i) additional funds derived from the increase in funding, particularly technical reserves; (ii) the consolidation of BBV Banco; and (iii) adjustments in securities; partially mitigated by (iv) redemption/maturity of securities during the period.

The variation in this account balance reflects: (i) migration of interbank investments; (ii) additional funds derived from the increase in funding, particularly technical reserves; (iii) the consolidation of BBV Banco; partially mitigated by (iv) negative exchange variance in 2Q03 of 14.35%.

Interbank and Interdepartmental Accounts

1st Half			Quarter 2003

2002	2003	% Variation	1st Qtr.	2nd Qtr.	% Variation

6,978	15,024	115.3	15,059	15,024	(0.2)

The variation mainly reflects the increase in compulsory Brazilian Central Bank deposits as a result of: (i) the increase in the compulsory deposit rate by 5% on savings account deposits and by 15% for demand deposits; (ii) the creation of an additional compulsory rate of 8% on demand and time deposits and of 10% on savings account deposits; and (iii) the increase in the average volume of deposits for the period.

			These account balances remained practically stable.

Credit and Leasing Operations

1st Half			Quarter 2003

2002	2003	% Variation	1st Qtr.	2nd Qtr.	% Variation

52,576	53,048	0.9	49,655	53,048	6.8

The variation in the credit portfolio for the period is mainly due to: (i) the consolidation of BBV Banco; offset by (ii) contract settlements, and (iii) less credit demand for the period and as a result of greater credit granting selectivity.
N.B. Includes advances on foreign exchange contracts, other receivables and does not consider the allowance for loan losses, as described in Note 13 to the financial statements.

The variation in the credit portfolio for the quarter is mainly due to: (i) the consolidation of BBV Banco; partially offset by (ii) negative exchange variance in 2Q03, affecting operations which are indexed or denominated in foreign currency.
N.B. Includes advances on foreign exchange contracts, other receivables and does not consider the allowance for loan losses, as described in Note 13 to the financial statements.

Allowance for Loan Losses (PDD)

1st Half			Quarter 2003

2002	2003	% Variation	1st Qtr.	2nd Qtr.	% Variation

3,529	4,109	16.4	3,902	4,109	5.3

The nominal increase in PDD for the period was 16.4%, however, if we disregard the additional provisions of R$ 289 recorded in 1H02 and of R$ 817 recorded in 1H03, the allowance would present an increase of 1.5%. Total PDD on credit operations increased from 6.7% to 7.7% for the period. The total allowance on the abnormal course credit portfolio, rated from D to H, increased from 114.3% in 1H02 to 143.1% in 1H03.

The variation for the quarter was mainly derived from the consolidation of BBV Banco. Total PDD on credit operations decreased from 7.9% in 1Q03 to 7.7% in 2Q03. On the other hand, the total allowance on the abnormal course credit portfolio, rated from D to H, increased from 142.3% in 1Q03 to 143.1% in 2Q03.

Other Receivables and Assets

1st Half			Quarter 2003

2002	2003	% Variation	1st Qtr.	2nd Qtr.	% Variation

23,693	25,602	8.1	23,494	25,602	9.0

The increase is mainly derived from: (i) growth in the average volume of the foreign exchange portfolio; and (ii) the consolidation of BBV Banco.
N.B. This total is less (net of corresponding PDD) an amount of R$ 444 in 1H02 and R$ 607 in 1H03, allocated to “credit and leasing operations and allowance for doubtful accounts”.

This variation is mainly derived from: (i) growth in the average volume of the foreign exchange portfolio; and (ii) the consolidation of BBV Banco.
N.B. This total is less (net of corresponding PDD) of an amount of R$ 438 in 1Q03 and of R$ 607 in 2Q03, allocated to “credit and leasing operations and allowance for doubtful accounts”.

Permanent Assets

1st Half			Quarter 2003

2002	2003	% Variation	1st Qtr.	2nd Qtr.	% Variation

5,905	5,173	(12.4)	4,868	5,173	6.3

The decrease for the period was mainly generated by (i) sale of branches by auction; and (ii) amortization of goodwill in subsidiary companies; partially offset by (iii) the consolidation of BBV Banco.

			This increase was mainly derived from the consolidation of BBV Banco in June 2003 and was partially offset by amortization of goodwill in subsidiaries.

Deposits

1st Half			Quarter 2003

2002	2003	% Variation	1st Qtr.	2nd Qtr.	% Variation

50,849	56,822	11.7	54,871	56,822	3.6

The increase in this account balance for the period reflects: (i) increase in the number of customers; (ii) migration of resources from managed funds; and (iii) consolidation of BBV Banco – R$ 3,469.			The variation was mainly derived from the consolidation of BBV Banco – R$ 3,469 and was offset by the partial migration of resources from deposits, returning to managed funds.

Deposits Received Under Security Repurchase Agreements

1st Half			Quarter 2003

2002	2003	% Variation	1st Qtr.	2nd Qtr.	% Variation

8,695	18,569	113.6	14,342	18,569	29.5

The increase in this account balance was due to the intensification of this type of funding.			The increase in this account balance for the quarter was derived from the intensification of this type of funding.

Funds from Acceptance and Issuance of Securities

1st Half			Quarter 2003

2002	2003	% Variation	1st Qtr.	2nd Qtr.	% Variation

5,123	5,745	12.1	4,963	5,745	15.8

This increase mainly reflects new securities issued abroad, net of payments, as well as the consolidation of BBV Banco.			This increase mainly reflects: (i) new securities issued abroad, net of payments; (ii) the consolidation of BBV Banco; and was partially offset by (iii) negative exchange variation in 2Q03.

Interbank and Interdepartmental Accounts

1st Half			Quarter 2003

2002	2003	% Variation	1st Qtr.	2nd Qtr.	% Variation

956	1,735	81.5	1,823	1,735	(4.8)

This growth is mainly derived from the increase in the volume of collection and money orders, following the increase in the number of customers and in the customer service network.			The variation is mainly due to a decrease in the volume of collection and money orders in 2Q03.

Borrowings and Onlendings

1st Half			Quarter 2003

2002	2003	% Variation	1st Qtr.	2nd Qtr.	% Variation

16,302	14,572	(10.6)	16,229	14,572	(10.2)

The decrease for the period reflects mainly the settlement of a number of overdue and non-renewable operations, indexed or denominated in foreign currency.			The decrease is mainly due to negative exchange variance in 2Q03, affecting principally the “foreign borrowings and onlendings” account, indexed or denominated in foreign currency.

Other Liabilities and Derivative Financial Instruments

1st Half			Quarter 2003

2002	2003	% Variation	1st Qtr.	2nd Qtr.	% Variation

23,459	27,462	17.1	25,608	27,462	7.2

Growth for the period mainly reflects: (i) the increase in the volume of the foreign exchange portfolio; (ii) issuance of subordinated debt, in local currency; and (iii) the consolidation of BBV Banco.
N.B. Excluding advances on foreign exchange contracts of R$ 6,339 and R$ 5,814, allocated to credit operations and technical reserves of R$ 2,006 and R$ 2,875 in 2002 and 2003, respectively.

This oscillation mainly reflects: (i) the increase in the volume of the foreign exchange portfolio; and (ii) the consolidation of BBV Banco.
N.B. Excluding advances on foreign exchange contracts of R$ 5,733 and R$ 5,814, allocated to credit operations and technical reserves of R$ 2,545 and R$ 2,875 in 1Q03 and 2Q03, respectively.

Technical Reserves for Insurance, Private Pension Plans and Savings Bonds

1st Half			Quarter 2003

2002	2003	% Variation	1st Qtr.	2nd Qtr.	% Variation

15,212	22,732	49.4	21,050	22,732	8.0

This variation was derived principally from an ongoing strengthening of reserves arising from the increased sales of private pension plans, insurance policies and, in particular, VGBL.
N.B. Includes technical reserves of R$ 2,006 and R$ 2,875 in 1H02 and 1H03, respectively, classified in “other liabilities”.

This variation was derived principally from an ongoing strengthening of reserves arising from the increased sales of private pension plans, insurance policies and, in particular, VGBL.
N.B. Includes technical reserves of R$ 2,545 and R$ 2,875 in 1Q03 and 2Q03, respectively, classified in “other liabilities”.

Minority Interest in Subsidiaries

1st Half			Quarter 2003

2002	2003	% Variation	1st Qtr.	2nd Qtr.	% Variation

314	107	(65.9)	113	107	(5.3)

This decrease was mainly generated by incorporation of the minority stockholders of Banco Mercantil.			The slight decrease was generated by the acquisition of minority interest during the quarter.

Stockholders’ Equity

1st Half			Quarter 2003

2002	2003	% Variation	1st Qtr.	2nd Qtr.	% Variation

10,119	12,522	23.7	11,708	12,522	7.0

This variation reflects: (i) capital increase - R$ 1,290; (ii) appropriation of net income for the period - R$ 2,146; (iii) share premium - R$ 7; (iv) mark-to-market adjustment of securities and derivatives - R$ 304; offset by: (v) acquisition of treasury stock - R$ 80; and (vi) Interest attributed to Own Capital, paid and accrued – R$ 1,264.

This variation reflects: (i) capital increase – R$ 630; (ii) appropriation of net income in 2Q03 – R$ 520; and (iii) increase in the reserve for mark-to-market adjustment of securities and derivatives - R$ 7; and was offset by: (iv) Interest attributed to Own Capital, paid and accrued - R$ 343.

Securities (in millions of reais)

Summary of the Classification of Securities at June 30, 2003

	Financial	Insurance/ Savings Bonds	Private Pension Plan	Other Activities	Total	%

Trading securities	14,184	2,417	16,480	70	33,151	77.5
Securities available for sale	1,371	1,473	1,238	97	4,179	9.7
Securities held to maturity	2,071	-	2,626	-	4,697	11.0
Derivative financial instruments	769	-	-	-	769	1.8

Total in 2003	18,395	3,890	20,344	167	42,796	100.0

Composition by Maturity (1)

	June/2003

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market/ Book value	Cost value	Unrealized gain (loss)

TRADING SECURITIES	6,652	3,440	5,926	17,133	33,151	33,104	47
Financial Treasury Notes	956	3,015	4,005	10,552	18,528	18,443	85
National Treasury Bonds	5,146	9	889	928	6,972	6,972	-
Federal Treasury Notes	36	19	692	3,410	4,157	4,162	(5)
Debentures	9	1	-	907	917	920	(3)
Certificates of Bank Deposit	5	8	2	704	719	719	-
Brazilian foreign debt notes	21	18	195	248	482	484	(2)
Central Bank Notes	-	267	80	35	382	385	(3)
Shares	316	-	-	-	316	316	-
Foreign securities	71	29	33	108	241	231	10
Other	92	74	30	241	437	472	(35)

SECURITIES AVAILABLE FOR SALE	1,901	630	146	1,502	4,179	4,159	20

Shares	1,601	-	-	-	1,601	1,448	153
Financial Treasury Notes	124	303	43	371	841	862	(21)
Debentures	3	43	75	656	777	812	(35)
Certificates of Bank Deposit	135	86	1	57	279	280	(1)
Promissory notes	14	177	-	-	191	191	-
Brazilian foreign debt notes	1	-	13	149	163	217	(54)
Federal Treasury Notes	-	-	-	157	157	166	(9)
Other	23	21	14	112	170	183	(13)

SECURITIES HELD TO MATURITY	55	-	1,013	3,629	4,697	4,697	-

Federal Treasury Notes	-	-	103	2,706	2,809	2,809	-
Brazilian foreign debt notes	49	-	6	922	977	977	-
Central Bank Notes	6	-	904	1	911	911	-
DERIVATIVE FINANCIAL INSTRUMENTS	232	206	92	239	769	650	119
Derivative financial instruments	232	206	92	239	769	650	119

Total	8,840	4,276	7,177	22,503	42,796	42,610	186

(1)	Applications in investments fund quotas were distributed based on the securities comprising their portfolios maintaining the fund category classification.

Consolidated Portfolio Composition by Issuer

	June/2003

Securities	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market/ Book value	Restated Cost	Unrealized Gain (loss)	Unrealized Gain (loss), net of tax effects

GOVERNMENT SECURITIES	6,390	3,631	6,933	19,567	36,521	36,568	(47)	(31)
Financial Treasury Notes	1,080	3,318	4,048	10,923	19,369	19,305	64	42
National Treasury Bonds	5,146	9	889	928	6,972	6,972	-	-
Federal Treasury Notes	35	19	795	6,274	7,123	7,137	(14)	(9)
Brazilian foreign debt notes	71	18	214	1,319	1,622	1,678	(56)	(37)
Central Bank Notes	7	267	984	36	1,294	1,297	(3)	(2)
Other	51	-	3	87	141	179	(38)	(25)

CORPORATE BONDS	2,450	645	244	2,936	6,275	6,042	233	153
Debentures	12	44	75	1,563	1,694	1,733	(39)	(26)
Shares	1,917	-	-	-	1,917	1,764	153	101
Certificates of Bank
Deposit	140	94	3	761	998	999	(1)	(1)
Derivative financial
instruments	232	206	92	239	769	650	119	79
Promissory notes	14	250	-	-	264	265	(1)	(1)
Foreign securities	72	30	33	108	243	232	11	7
Other	63	21	41	265	390	399	(9)	(6)

Total	8,840	4,276	7,177	22,503	42,796	42,610	186	122

Credit Operations (in millions of reais)

We present below the composition of the credit portfolio by type of operation and economic activity sector.

	In millions of reais
	2002		2003
	March	June	March	June
Discount of trade receivables and other loans	22,676	23,928	23,119	24,826
Financings	16,027	16,616	14,862	16,082
Rural and agribusiness loans	2,948	3,303	3,899	4,007
Leasing operations	1,792	1,881	1,442	1,521
Advances on foreign exchange contracts	5,439	6,339	5,733	5,814
Advances in foreign currency granted	116	-	-	-
Total credit operations	48,998	52,067	49,055	52,250
Other receivables	548	509	600	798
Total for the period	49,546	52,576	49,655	53,048

Sureties and guarantees recorded in memorandum accounts	3,037	3,434	4,308	5,581

Credit Portfolio by Activity Sector (in millions of reais)

	2003
	March	%	June	%
Public Sector	245	0.5	196	0.4
Private Sector	49,410	99.5	52,852	99.6
Manufacturing	15,755	31.7	17,150	32.4
Commerce	7,914	16.0	8,617	16.3
Financial intermediation	758	1.5	605	1.1
Services	10,731	21.6	11,248	21.0
Agriculture, livestock raising, fishing, forest
development and management	830	1.7	826	1.6
Consumers	13,422	27.0	14,406	27.2

TOTAL	49,655	100.0	53,048	100.0

At the end of the second quarter of 2003, some 99.6% of the credit portfolio was directed to the private sector, with no significant movement compared with the prior quarter. By economic activity sector, manufacturing maintained the majority of credit volume, with a 32.4% share of total operations, particularly food and beverages, steel, metal products and mechanics. Credits directed to the service sector, including financial intermediaries, comprised 22.1%, whereas commerce and farming/livestock activities recorded a 16.3% and 1.6% portfolio share, respectively. Loans to consumers comprised 27.2% of the portfolio.

Portfolio Performance

Maintaining a similar trend to that presented in the first quarter of 2003, the credit operation portfolio was down slightly by 1.2% in 2Q03 with a total consolidated balance of R$ 49.1 billion in June, excluding operations derived from the acquisition of BBV Banco. As a result, the accumulated decline in the credit portfolio for the first half was 3.4%, lower than that recorded for the prior twelve months of 6.7%.

Base date	In million of reais	% Variation

March 31, 2003	49,655	-
June 30, 2003
Consolidated excluding BBV Banco	49,057	(1.2)
Consolidated including BBV Banco	53,048	6.8

These results were motivated once again by the weak economic activity prevailing throughout the period, confirmed by a declining GDP and affecting both the level of consumption as well as the volume of new investments. The downturn was particularly felt in the decreasing amount of credit granted to corporate entities, and as a result of the appreciation of the real against the U.S. dollar verified since the beginning of the year.

For the second half, if the government decides to cut the basic interest rate and compulsory deposit rates as projected by the majority of analysts, the forecast for Brazil’s future economic performance will be much brighter, facilitating a progressive return to consumption and private-sector investment, as well as gradually increasing the demand for bank credit as a result.

Composition of the Credit Portfolio by Risk Levels

The distribution and quality of the credit portfolio by risk level, at June 30, 2003, remained stable in comparison with the first quarter. The operations concentrated from levels AA to C, classified by BACEN as normal course operations, totaled 90.2% of the accumulated balance. 3.4% of operations were classified at risk administration level D and will remain so until this risk is reduced or guarantees with greater liquidity are obtained. Only 6.4% were considered to be abnormal course operations, subject to partial loss after the application of customary recovery procedures. The maintenance of these rates reflects the Bank’s permanent use of credit assessment and monitoring instruments.

Consolidated

In millions of reais

At June 30, 2003

			Minimum Requirement
Risk Level	Portfolio Balance	Accumulated Percentage(1)	Specific (2)		Generic (3)	Total	Additional Allowance(4)	Existing Allowance
			Past Due	Falling Due

AA	15,504	29.2	-	-	-	-	-	-
A	19,406	65.8	-	-	97	97	53	150
B	3,950	73.3	1	4	34	39	17	56
C	8,972	90.2	6	16	247	269	174	443
D	1,841	93.6	17	40	127	184	336	520
E	479	94.5	38	45	61	144	75	219
F	432	95.4	61	63	92	216	75	291
G	406	96.1	88	63	133	284	87	372
H	2,058	100.0	966	597	495	2,058	-	2,058

Total at June 30, 2003	53,048	-	1,177	828	1,286	3,292	817	4,109

Total at March 31, 2003	49,655	-	1,098	845	1,156	3,099	803	3,902

(1)	On total portfolio.
(2)	For operations with installments overdue by more than 14 days.
(3)	Recorded based on the customer/transaction classification.
(4)	The additional provision is recorded based on management's experience and expected collection of the credit portfolio to determine the total allowance deemed sufficient to cover specific and general portfolio risks, as well as the provision calculated based on risk level ratings and the corresponding minimum provision requirements established by CMN Resolution 2,682. The additional provision per customer was classified in the above table according to the corresponding risk levels.

The volume of the allowance for loan losses for the first half of 2003 totaled R$ 4,109 million, corresponding to 7.7% of total credit operations. However, of this amount, only 48.8% effectively comprises overdue operations (past due and falling due) compared to 49.8% in March and the remaining portion is recorded as a precaution only, based on the customers' internal classification or to cover specific and general portfolio risks.

Movement of the Portfolio between June 2002 and June 2003 - In millions of reais

The performance of the consolidated credit portfolio for the prior twelve months ended June 30, 2003, despite the low level of economic activity, evidences the maintenance of the quality of the assets, mainly as a result of new borrowers and acquisitions during the period, corresponding to increases of 13.4% and 7.6%, respectively, in total loans for the period.

Portfolio Movement between June 2002 and June 2003

	Borrowers remaining from June 2002		New borrowers between June 2002 and June 2003		New borrowers arising from acquisitions in June 2003		Total assets at June 2003

Level	In millions of reais	%	In millions of reais	%	In millions of reais	%	In millions of reais	%

AA to C	37,499	89.2	6,606	94.0	3,727	93.4	47,832	90.2
D to H	4,526	10.8	425	6.0	265	6.6	5,216	9.8
Total	42,025	100.0	7,031	100.0	3,992	100.0	53,048	100.0

As a result, the quality of the credits granted to new borrowers in annual terms is proving to be satisfactory and accordingly the percentage of credit operations classified as normal course (from AA to C) maintained its customary high level, totaling 90.2% at the end of the first half.

Concentration of Credit Portfolio

	2002				2003

Specification	March		June		March		June

	In millions of reais	%	In millions of reais	%	In millions of reais	%	In millions of reais	%

Largest borrower	799	1.6	963	1.8	800	1.6	784	1.5
10 largest borrowers	4,304	8.7	4,718	9.0	4,409	8.9	4,871	9.2
20 largest borrowers	6,733	13.6	7,231	13.8	6,959	14.0	7,926	14.9
50 largest borrowers	10,888	22.0	11,875	22.6	12,052	24.3	13,265	25.0
100 largest borrowers	14,085	28.4	15,436	29.4	16,052	32.3	17,305	32.6

Credit Portfolio Indicators

To facilitate the analysis of the Bank's credit portfolio performance, we present below, on a consolidated basis, a comparative summary of the main parameters, based on the rules established by BACEN for recording provisions.

	In millions of reais

	2002	2003

Items	June	March	June

Total Credit Operations	52,576	49,655	53,048
- Consumer	14,255	13,422	14,406
- Corporate	38,321	36,233	38,642
Existing Allowance	3,529	3,902	4,109
- Specific	2,231	1,943	2,006
- Generic	1,009	1,156	1,286
- Additional	289	803	817
Existing Allowance/Specific Allowance (%)	158.2	200.8	204.9
Existing Allowance/Total Credit Operations (%)	6.7	7.9	7.7
Normal Course Operations (from AA to C)/Total Credit Operations (%)	91.1	90.8	90.2
Operations under risk management (D)/Total Credit Operations (%)	2.4	2.8	3.4
Abnormal Course Operations (from E to H)/Total Credit Operations (%)	6.5	6.4	6.4
Credit Operations (D)	1,277	1,370	1,841
Existing Allowance (D)	242	372	520
Allowance/Credit Operations (D) (%)	19.0	27.2	28.2
Credit Operations (from E to H)	3,406	3,223	3,375
Existing Provision (from E to H)	2,887	2,799	2,939
Allowance/Credit Operations (from E to H) (%)	84.8	86.8	87.1

The figures at the end of June 2003 confirm the low credit risk of the Bradesco portfolio, as a result of its comfortable coverage levels and moreover that the Organization's credit asset expansion strategy is being applied on a secure and consistent basis.

Funding

Deposits by Maturity - in millions of reais

	2003

	March	June

Days to maturity	Total	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Total

Demand	10,964	11,525	-	-	-	11,525
Savings	20,236	20,736	-	-	-	20,736
Interbank	40	31	9	-	-	40
Time	23,631	2,646	3,867	4,308	13,700	24,521

TOTAL	54,871	34,938	3,876	4,308	13,700	56,822

Demand Deposits
In billions of reais

Savings Accounts

The balance of Bradesco Organization Savings Accounts at the end of the first six-month period totaled R$ 20.7 billion in deposits, comprising an 18.9% market share of the Brazilian Savings and Loan System (SBPE).

Savings Account Deposits In billions of reais

Savings Accounts
Share of SBPE - %

Savings Accounts
Million Accounts

Asset Management

Bradesco leads ranking published by Invest Tracker - Estadão 2003

Bradesco was ranked first place in the ‘outstanding funds’ group published by Invest Tracker-Estadão 2003, which analyzed results for 2002. Through the group member company BRAM-Bradesco Asset Management, the Bank had the most five-star funds according to a study carried out by Thomson Financial do Brasil.

Bradesco is rated top fund manager in 2003

Bradesco was given the Top Gestão de Fundos 2003 award in the Derivative and Balanced Fund categories by Standard & Poor's Star Ranking, carried out exclusively in Brazil and published by the Valor Investe Magazine (Best Fund Managers) in May 2003.

BRAM completes its 2nd year

BRAM-Bradesco Asset Management, the group company responsible for managing Investment Funds completed its 2nd year in operation on July 1, 2003.

	Net Assets – In millions of reais

	2002		2003

	March	June	March	June

Fixed return funds	45,659	42,325	53,311	59,706
Floating rate funds	1,702	1,907	1,551	1,939
Total net assets of funds	47,361	44,232	54,862	61,645

Fixed return customer portfolios	13,450	13,141	15,897	16,198
Floating rate customer portfolios	3,641	3,568	5,172	5,517
Total net assets of portfolios	17,091	16,709	21,069	21,715

Total	64,452	60,941	75,931	83,360

Funds under Management
In millions of reais

Funds and Portfolios

Funds	Number

Fixed return	307
Floating rate	73
Total	380
Quotaholders

Fixed return	1,043,736
Floating rate	1,612,106
Total	2,665,842

Portfolios	181

Portfolio Customers	181

3 – Consolidated Information for the Period and Operating Structure

Balance Sheet

	In millions of reais
	2002		2003
	March	June	March	June

Total assets	119,224	124,702	145,000	154,489
Securities, derivative financial instruments and interbank investments	44,397	43,311	57,841	63,792
Credit and leasing operations	49,546	52,576	49,655	53,048
Total deposits	45,934	50,849	54,871	56,822
Demand deposits	8,126	10,005	10,964	11,525
Time deposits	19,385	21,791	23,631	24,521
Savings deposits	18,337	18,901	20,236	20,736
Interbank deposits	86	152	40	40
Subordinated debt	1,509	1,990	3,391	3,338
Technical reserves for insurance, private pension plans and savings bonds	14,524	15,212	21,050	22,732
Stockholders' equity	9,926	10,119	11,708	12,522

Statement of Income for the Period

	In millions of reais
	2002			2003
	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Net income	425	479	904	508	519	1,027
Financial margin	2,364	2,337	4,701	3,367	2,617	5,984
Gross profit from financial intermediation	1,731	1,626	3,357	2,558	2,031	4,589
Commissions and fees	861	925	1,786	1,013	1,080	2,093

Results per Thousand Shares

	In millions of reais
	2002			2003
	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Net Income	0.30	0.33	0.63	0.33	0.33	0.65
JCP/dividends - ON (before income tax)	0.155	0.055	0.210	0.184	0.204	0.389
JCP/dividends - ON (net of income tax)	0.132	0.046	0.178	0.157	0.173	0.330
JCP/dividends - PN (before income tax)	0.171	0.060	0.231	0.203	0.224	0.427
JCP/dividends - PN (net of income tax)	0.145	0.051	0.196	0.172	0.191	0.363

JCP – Interest attributed to own capital (paid and accrued)
ON - Common stock
PN - Preferred stock

Net Book Value and Market Value (per thousand shares)

	In reais
	2002		2003
	March	June	March	June

Number of shares (million) (ON/PN)	1,437,678	1,437,151	1,515,448	1,585,879
Net book value (ON/PN)	6.90	7.04	7.73	7.90
Average last day price (ON/PN)	12.69	10.21	10.57	9.96
Average last day price (ON)	11.34	9.13	9.56	9.12
Average last day price (PN)	14.04	11.29	11.57	10.79

Market Value (number of shares x average last-day
price for the period) - In millions of reais

Cash Generation

	In millions of reais
	2002			2003
	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Net Income	425	479	904	508	519	1,027
(-) Equity in earnings of subsidiary and associated companies	(2)	(21)	(23)	5	28	33
(-) Exchange gain (loss)	65	(447)	(382)	(1)	150	149
(+) Allowance for loan losses	633	711	1,344	809	586	1,395
(+) Technical reserves for insurance, private pension plans and savings bonds	255	172	427	988	737	1,725
(+) Allowance for/reversal of mark-to-market	10	96	106	15	16	31
(+) Depreciation and amortization	93	131	224	141	150	291
(+) Amortization of goodwill	38	58	96	738	62	800

TOTAL	1,517	1,179	2,696	3,203	2,248	5,451

Change in Number of Outstanding Shares (million)

	Common Stock	Preferred Stock	Total

Number of shares held at December 31, 2002	719,343	708,537	1,427,880
Shares subscribed and allocated for the period	79,597	78,402	157,999
Number of shares held at June 30, 2003	798,940	786,939	1,585,879

Performance Ratios (annualized)

	%
	2002			2003
	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Return on stockholders’ equity (total)	18.3	20.3	18.7	18.5	17.6	17.1
Return on stockholders’ equity (average)	18.5	20.6	19.1	20.0	18.8	18.7
Return on assets (total)	1.4	1.5	1.5	1.4	1.4	1.3

N.B. Return on stockholders’ equity (total) = Net income/Closing stockholders' equity annualized exponentially.
Return on stockholders’ equity (average) = Net income/average (daily) stockholders' equity annualized exponentially.

Historical Data – In millions of reais (unless otherwise indicated)

Other Ratios

	%
	2002		2003
	1st Qtr.	2nd Qtr.	1st Qtr.	2nd Qtr.

Capital adequacy ratio - financial consolidated (1)	15.2	14.7	19.7	16.4
Capital adequacy ratio - total consolidated (1)	13.6	13.0	17.1	14.5
Permanent assets to stockholders' equity - financial consolidated (2)	64.2	56.1	42.5	43.9
Permanent assets to stockholders' equity - total consolidated (2)	50.8	46.6	31.2	31.6

(1) Reference equity may not be lower than 11% of weighted assets.
(2) At June 30, 2003, the ratio of permanent assets to stockholders’ equity is limited to 50% of reference equity.

Other Indicators

Risk Management

Structure

The economic stability brought by the Real Plan prompted the Brazilian financial sector to develop sophisticated risk management policies. An increasingly high-powered market, globalization and advanced technology motivated the creation of specific procedures for monitoring and controlling risks.

Bradesco, permanently alert to these changes, has developed a number of mechanisms in recent years designed to plan, control and manage the risks inherent to its banking activities and which include the following: credit, market, operating and liquidity risks, as well as the management of risk capital and internal controls.

A culture focusing Risk Management and Compliance, allied with a thorough knowledge of latest-generation risk management processes, provides a decisive competitive edge, aiding the maintenance of stability, continuity and supporting profit growth, adding value to the Bradesco brand name. This culture facilitates transparency and ensures that intelligent decisions are made, controlling risks in proportion to yield and optimizing the allocation of capital in benefit of stockholders and investors.

In addition to its banking activity, Bradesco has extended its risk analysis culture to encompass its equity related companies such as Bradesco Vida e Previdência, Bradesco Saúde, Bradesco Seguros and Bradesco Capitalização, as regards actuarial and market risks.

In the first quarter of 2002, the Risk Management area incorporated the activities carried out by other areas of the Institution responsible for compliance, including Brazilian Payment System (SPB) risk management, transaction validation, internal controls, operating risks, information security and money laundering prevention.

The Risk Management and Compliance area is independent from other operating areas, reporting directly to the president:

An independent process for monitoring, controlling and managing risks is critical to effective management. The area’s activities are governed by a standing committee, which evaluates positions and ratifies decisions involving control and limit policies.

A financial institution complies when all its transactions are carried out in accordance with the laws and rules in force in an ethical manner and avoiding conflict of interests. The Compliance department is designed to prevent damage and to manage legal, regulatory and reputation risks, supporting the Branches and Departments in their daily activities.

Particular emphasis is given to personnel and technology resources, ensuring that the Bradesco Group has permanent access to the cutting-edge technology required for managing the Organization’s risks.

The new organizational structure is designed to facilitate a greater focus on these critical activities and confirms the Organization's adherence to best corporate governance practices.

Credit Risk Management

Credit risk is the risk arising from the possibility of loss due to the non-receipt of amounts contracted with counterparties and related creditors. Credit risk management requires a strictly disciplined control over all analyses and transactions carried out, safeguarding process integrity and independence.

Credit Policy

Designed to ensure maximum security, quality and liquidity in the investment of assets, minimizing risks inherent to all types of credit operation, the Organization's Credit Policy also seeks to offer agile and profitable business, applying appropriate methodology for each of the Bank’s business segments, set forth in the following topic, as well as directing the establishment of operating limits and the granting of credit.

Credit is granted based on a highly automated and efficient approvals system, supported by assessment policies which are geared by constantly improving technical parameters designed to ensure proper support for credit decisions.

As part of this system, the Branches operate within varying limits depending on the size and type of guarantee offered, while specialized credit scoring systems maximize the speed and security of the approvals process, based on strict protection standards.

The credit committees located at the Bank's headquarters also play an important role, centralizing, analyzing and authorizing credit operations at amounts above the branch limits and managing this core strategic activity.

Operations are diversified, non-selective and focused on consumer and corporate customers with sound payment capacity and proven creditworthiness. Care is taken to ensure that the underlying guarantees are sufficient to cover the risks assumed, considering the purpose and terms of the credit granted.

Market Segmentation

Bradesco operates on a segmented service basis, seeking to match its different products and services to the different profiles and size of its target public. In line with a world market trend, Bradesco’s structure permits the grouping together of customers with similar profiles facilitating superior quality customer service, extending business opportunities with a greater focus on relationship actions.

Major corporations with annual billings in excess of R$ 180 million are served since June 1999 by Bradesco Corporate Banking which provides a range of sophisticated financial solutions, enhancing its service structure through the use of the Asian and Euro Desks, focused on prospecting new business in these regions.

Middle market companies, with annual billings from R$ 15 million to R$ 180 million, are served by Bradesco Empresas which came into operation in January 2002 designed to offer a differentiated service in exclusive VIP areas, tailored to the specific needs of this type of customer, who in general prefer the use of alternative channels such as telephone, ATMs and the Internet, instruments in which Bradesco technology is outstanding.

In the consumer customer area, the first step in terms of customer segmentation was taken via Bradesco Private Banking, focused on the personalized management of high-income customer accounts with funds available for investment in excess of R$ 1 million, which commenced operations in November 2000.

More recently in May 2003, following the incorporation of Banco Mercantil de São Paulo, the Bradesco Prime service was launched targeting consumer customers with monthly incomes in excess of R$ 4 thousand or investments in excess of R$ 50 thousand. Through exclusive branches, or specifically reserved areas in traditional branches, this public receives a high standard of personalized customer service with a wide range of products and services, including diverse credit lines, insurance policies and private pension plans.

Other customers are classified on a retail basis as companies or consumers. Bradesco’s activities in this segment were strengthened through the partnership entered into last year with the Brazilian Postal and Telegraph Company – Correios for the purpose of creating Banco Postal, the post-office bank. Dedicated to extending banking service access to low-income bracket consumers, particularly those who live in the country’s remote interior regions, Bradesco is now present in all of Brazil’s states.

Methodology used for Credit Portfolio classification

In addition to supporting the establishment of minimum parameters for granting credit and managing risk, the credit risk scoring system established by the Brazilian Central Bank also facilitates the definition of differentiated credit policies based on the customer's specific, characteristics and size, providing a basis for the correct pricing of operations and for establishing the most appropriate guarantees for each situation.

In accordance with internal policy, Bradesco customer risk ratings are established on a corporate basis and are permanently reviewed to maintain the quality of the credit portfolio. These ratings are segmented as follows:

Classification – Corporate

Rating	Bradesco	%	Concept

AA	Excellent	0.0	Premium company/group, with size, tradition and market leadership, with excellent reputation and economic and financial position.

A	Very Good	0.5	Company/group with size, sound economic and financial position, acting in markets with good prospects and/or potential for expansion.

B	Good	1.0	Company/group which, regardless of size, has a good economic and financial position.

C	Acceptable	3.0	Company/group with a satisfactory economic and financial situation but with performance subject to economic scenario variations.

D	Fair	10.0	Company/group with economic and financial position in decline or unsatisfactory accounting information, under risk management.

E	Deficient	30.0
F	Bad	50.0	Abnormal course credit operations, classified based on expected loss as per
G	Critical	70.0	percentage shown.
H	Uncollectible	100.0

In the case of consumer customers, the above risk ratings are mainly defined based on their registered reference variables which include: income, equity, restrictions and indebtedness, as well as performance and past relationship with the Bank.

Market Risk Management

Market risk is related to the possibility of the loss of income from fluctuating rates caused by mismatched maturities, currencies and indices of the Institution's asset and liability portfolios. This risk is monitored on a strict basis by the financial market to avoid losses for institutions.

At Bradesco, market risks are managed through methodologies and models which are consistent with local and international market realities, ensuring that the Organization's strategic decisions are implemented with speed and a high level of reliability.

The Organization adopts a conservative policy regarding market risk exposure; VaR (Value at Risk) limits are defined by Senior Management, and compliance is monitored daily by an area which is independent from portfolio management. The methodology used to determine VaR has a reliability level of 97.5%. The volatilities and correlations used by the models are calculated on statistical bases, whereas future prospects are calculated based on economic studies. The methodology applied and current statistical models are validated daily using backtesting techniques.

We present below the VaR of the Own Portfolio positions (Treasury):

	In thousands of reais

	2002				2003

Risk Factors	March	June	September	December	March	June

Prefixed	3,548	4,881	7,108	5,407	6,293	6,541
Exchange coupon	10,488	48,259	23,041	33,142	9,662	14,717
Foreign currency	3,197	8,422	1,988	2,876	1,807	439
Floating rate	183	14	75	11	105	10
Correlated effect	(6,665)	(15,809)	(8,008)	(4,014)	(3,803)	(3,243)

VaR	10,751	45,767	24,204	37,422	14,064	18,464

In addition, a daily Gap Analysis is performed to measure the effect of the movement in the internal interest rate and foreign exchange coupon curves (interest spread paid above the foreign exchange variation) on the portfolio.

Complementing the market risk monitoring, control and management structure and in accordance with Central Bank regulations, a daily verification is made of the values at risk for the fixed and foreign exchange positions of the Organization’s entire portfolio and of minimum capital requirements.

Operating Risk Management

Operating risks are those inherent to activities which provide support for transactions in which the Organization participates and may occur as a result of the interruption of business, system failures, errors, omission, fraud or external events impacting the Institution’s results.

Following recent guidelines issued by the Basel Committee, the Organization is working to adapt its processes to comply with possible future Central Bank demands, complementing its present capital management policies, based on an analysis of operating losses.

Operating risk is managed at Bradesco based on the dissemination of its culture, disclosure of its policies and development of own methodologies, models and tools designed to permit, among other factors, decreases in the cost of regulatory capital to be subscribed and at the same time increases in operating efficiency.

Bradesco’s adherence to the 10 principles of good operating-risk-management practice determined by the Basel Committee was appraised by the Operating Risk Management area. As a result, a specific area activity plan and schedule was put into place, for the purpose of identifying and mapping the current processes used to record operating losses and the accounts used by the initially selected areas.

As a result of the need to compile and maintain consistent historical data on operating losses for a 5-year period, the information relating to losses managed at present was analyzed from 2000. At the same time, a number of performance indicators were selected to serve as a basis for analyzing and projecting the relevance of these operating losses in relation to the Organization’s overall activities.

In line with the definition and development of the methodology and accounting and management criteria used for managing operating risk, the area is now implementing a specific Internal Management System for streamlining this information, designed to manage, enhance and increase the knowledge used to administrate operating loss events, facilitating an in-depth assessment, based on either management or accounting controls.

The cutting-edge nature of this internal operating risk management process can be regarded as a benchmark of Bradesco’s important status within Brazil’s financial scenario, increasing its competitive edge as a result of greater operating efficiency and adding stockholder value, as well as extending its relationship of trust with customers, the market and regulatory bodies.

Liquidity Risk Management

Liquidity risk management is designed to control the different mismatched liquidation terms of the Institution's rights and obligations, as well as the liquidity of the financial instruments used to manage the financial positions.

Knowledge and monitoring of this risk are critical since they enable the Organization to settle transactions on a timely and secure basis.

At Bradesco, liquidity risk management involves a series of controls, mainly, the establishment of technical limits and an ongoing assessment of the positions assumed and financial instruments used.

Capital Risk Management

The Organization's capital is managed to optimize the risk-return ratio, minimizing losses through the implementation of well-defined business strategies and maximizing efficiency in the combination of factors which impact the Capital Adequacy Ratio (Basel).

Capital Adequacy Ratio (Basel) – June 2003 - In millions of reais

Calculation

CALCULATION BASIS	Consolidate	Total
	Financial(1)	Consolidated(2)

Stockholders’ equity	12,522	12,522
Minority interest	10	107

Reference equity – Level I	12,532	12,629
Reference equity – Level II (subordinated debt)	3,293	3,293
Total reference equity (Level I + Level II)	15,825	15,922

Weighted risk assets	96,734	109,989

Capital adequacy ratio (%)	16.36%	14.48%

(1) Financial companies only.
(2) Financial and non-financial companies.

Movement (%)

Ratio in June 2002	14.65	12.96
Subordinated Debt:
. Local	0.46	0.26
. Foreign	1.49	1.18
Increase in assets	(2.48)	(2.38)
Other (results and acquisition of treasury stock, J.C.P., minority interest and risks)	2.24	2.46
Ratio in June 2003	16.36	14.48

Internal Controls

Complementing its operating risk control and management activities, the Organization has developed a number of systems, policies and internal controls over the years to mitigate possible potential losses generated by its exposure to this type of risk.

Aware of the importance of these controls, Bradesco has developed and implemented certain tools designed to optimize these processes and procedures, among which we highlight the following:

- Implementation of an internal controls system (Compliance), based on the pillars defined by Basel and the methodology of the Committee of Sponsoring Organizations (COSO), mainly as regards components in the following areas: control environment, risk assessment, control activities, information, communications and monitoring, ensuring that activities, policies and normative instructions are in constant compliance with legal and regulatory standards.

- Implementation of a Brazilian Payments System (SPB) risk management process for the specific purpose of monitoring the flow of messages transmitted between the Organization’s banks and the external entities such as the Brazilian Central Bank, Special Clearance and Custody System (SELIC), clearing houses and other financial institutions. This monitoring process is based on information system tools and intense staff training activities to facilitate the identification and rectification of events in environments and systems and also to ensure that online cash transfers (TEDs) processed via SPB are properly validated. Complementing these monitoring activities, the Bank also adopts a Systems Contingency Plan for SPB to cover the main departments handling critical transactions, addressing pre-established scenarios and actions and reducing the possibility of messages not being correctly processed.

- Ongoing improvement of technology tools and employee training, focused on the process used to monitor the financial activity of customers and designed to prevent money laundering and utilization of the Organization for processing illegal transactions.

- Dissemination of processes and procedures to guarantee information security, based on Corporate Information Security Policy and Standards, the guidelines of which establish premises for protecting the confidentiality, integrity and availability of information.

Added Value

	In millions of reais
	2002			2003
	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

ADDED VALUE (A+B+C)	1,675	1,729	3,405	1,766	2,128	3,894
A – Gross profit from financial intermediation	1,731	1,626	3,357	2,558	2,031	4,589
B – Commissions and fees	861	925	1,786	1,013	1,080	2,093
C – Other operating expenses	(917)	(822)	(1,738)	(1,805)	(983)	(2,788)
DISTRIBUTION OF ADDED VALUE (D+E+F+G)	1,675	1,729	3,405	1,766	2,128	3,894
D – Employees	768	855	1,623	914	982	1,896
E – Government	482	395	878	344	627	971
F – JCP/Dividends to stockholders (paid and accrued)	235	81	316	290	343	633
G – Reinvestment of profits	190	398	588	218	176	394

Customers – Checking Accounts (million)

Consumer and Corporate Customers
June/2003

Increase in Checking Accounts
million

Increase in Savings Accounts
(million)

Customer Service Network

	2002		2003

	June		March		June

	Branches	PABs/ PAEs (1)	Branches	PABs/ PAEs (1)	Branches	PABs/ PAEs (1)

Consolidated	2,927	1,697	2,965	1,868	3,362	1,936
Bradesco	2,473	1,343	2,521	1,486	2,700	1,678
BCN	234	169	224	186	222	193
Banco Finasa (formerly Continental Banco)	1	-	1	-	1	-
Mercantil de São Paulo	219	185	219	196	-	-
BBV Banco	-	-	-	-	439	65

PAPs Collection and Payment Outlets (Mercantil)	-		3		-

Banco Postal	1,000		2,745		2,830

ATMs - Bradesco Day and Night (BDN)	20,779		21,285		21,491

Finasa Promotora de Vendas (formerly Continental Promotora de Vendas)	40		51		55

Mercantil credit outlets (2)	9		-		-

(1) PABs (banking service post) and PAEs (electronic service outlet) are installed exclusively in companies. PABs have at least one on-site bank clerk.
(2) Mercantil credit outlets were incorporated by Finasa Promotora de Vendas in August 2002.

Customer Service Network (Branches)

Bradesco and Financial System

REGION	BRADESCO	BCN	BBV Banco	TOTAL CONSOLIDATED	TOTAL BRANCHES IN SYSTEM(1)	Bradesco’s Percentage Market Share

North

Acre	4	-	1	5	25	20.0
Amazonas	55	2	2	59	128	46.1
Amapá	3	-	1	4	17	23.5
Pará	45	1	5	51	253	20.2
Rondônia	18	-	1	19	73	26.0
Roraima	1	-	1	2	14	14.3
Tocantins	13	1	1	15	71	21.1

Total	139	4	12	155	581	26.7

Northeast

Alagoas	8	2	2	12	112	10.7
Bahia	226	3	42	271	727	37.3
Ceará	26	2	8	36	340	10.6
Maranhão	25	1	4	30	248	12.1
Paraíba	16	-	3	19	153	12.4
Pernambuco	52	3	24	79	435	18.2
Piauí	9	-	1	10	106	9.4
Rio Grande do Norte	11	1	3	15	129	11.6
Sergipe	11	1	3	15	148	10.1

Total	384	13	90	487	2,398	20.3

Central West

Federal District	27	4	6	37	292	12.7
Goiás	99	5	5	109	548	19.9
Mato Grosso	58	1	3	62	215	28.8
Mato Grosso do Sul	53	3	5	61	219	27.9

Total	237	13	19	269	1,274	21.1

Southeast

Espírito Santo	35	2	5	42	306	13.7
Minas Gerais	264	15	42	321	1,854	17.3
Rio de Janeiro	235	36(2)	47	318	1,662	19.1
São Paulo	1,011	116	154	1,281	5,559	23.0

Total	1,545	169	248	1,962	9,381	20.9

South

Paraná	154	10	26	190	1,263	15.0
Rio Grande do Sul	143	9	32	184	1,375	13.4
Santa Catarina	98	5	12	115	806	14.3

Total	395	24	70	489	3,444	14.2

TOTAL	2,700	223	439	3,362	17,078	19.7

(1) Source: CADINF-DEORF/COPEC June 2003.
(2) Includes 1 Banco Finasa Branch.

Customer Service Network (Branches) – Market Share
June 2003

Customer to Branch Ratio - Thousand

Banco Postal

The results presented by Banco Postal, at the end of the first half, confirm Bradesco’s commitment to attend customers from all income brackets.

Post-office Bank Branches now total 2,830 with 331 new units opened during the period. Banco Postal increased its number of accounts by 87.78%, with 272,279 new accounts opened in the first six months of 2003, totaling 582,446 accounts in all.

The steadily growing credit operations and volume of deposits substantiates Banco Postal’s important role as a channel for delivering credit and other banking services to Brazil’s low-income public.

Out of a total of 1,623 municipalities with no previous access to banking services, 898, with a population of 8.9 million, now benefit from the services offered by Banco Postal. The Bank’s active presence in these regions encourages business expansion, increases Bradesco’s competitive edge and promotes Brazil’s nationwide development.

Banco Postal plays an important role in these remote regions. For example, the 250 pensioners living in the region of Castelo dos Sonhos, in the state of Pará, had to travel over 158 km on roads which are little more than dirt tracks to the town of Novo Progresso to receive their monthly pensions, spending more than 20% of their income in travel expenses alone. The installation of a Banco Postal branch in their town has produced effective savings for these people, as well as facilitating access to other basic banking services.

In major cities or towns which already have Bradesco Branches, Banco Postal’s role is still important since Bradesco Customers now have access to a greater number of outlets close to their workplaces or homes.

Increase in Accounts Opened (Accumulated)

Transactions Carried Out (Monthly)

Units Installed (accumulated)

Bradesco Day and Night Customer Service Channels

As well as the traditional Customer Service Network (Branches), Bradesco customers are able to consult their banking affairs, carry out financial transactions and purchase products and services deployed via state-of-the-art technology through the following alternative channels: Self-service (Auto-Atendimento), Easy Phone (Fone Fácil) and Internet Banking.

Bradesco Day and Night – Self-Service ATM Network

Brazil’s largest Private-Sector Self-service Network, with 22,865 ATMs (Bradesco - 21,491, BCN - 884 and BBV Banco - 490).

Located in bank branches and in all areas of important economic agglomeration: Shopping Malls, Hypermarkets, Supermarkets, Airports, Service Stations, Bus Stations etc.

Bradesco Self-Service Network Distribution – Monthly Productivity – June 2003

Bradesco Day and Night – Easy Phone Service

Nationwide 24-hour access, 7 days a week, with Electronic Voice Response (EVR) technology covering 68 regions and personalized calls in 59 regions.

Personalized calls are routed via Bradesco’s Data and Voice Network to call centers in São Paulo –Santa Cecília and Osasco – Headquarters.

The Easy Phone service is widely used as a result of the large number of fixed and mobile telephones now in use throughout Brazil.

Bradesco Day and Night – Internet Banking

The Bradesco Portal contains links to 21 related websites and to the BCN, BBV Banco and Finasa Bank websites. Bradesco Internet Banking (www.bradesco.com.br) online since May 31, 1996 is a worldwide benchmark for Home Banking services.

Since it was first launched, Bradesco Internet Banking has focused on innovating and deploying the largest number of online services possible for its customers.

At present, Bradesco Internet Banking offers its customers more than 210 different services, which can be accessed 24 hours a day, seven days a week anywhere on earth.

Main Available Channel Services and Products

- Checking/savings accounts
- Account balances and statements: summarized, or in detail, by period
- Consultations	- Credit card balances and statements
- Investment balances and statements
- Bank charges and credit limits

- Dockets
- Payments/scheduling of payments	- Public utility bills
- Taxes, fees and contributions
- Mobile phone credits
- Direct debit

- Between Bradesco accounts
- Transfers	- Other banks – DOC D, DOC E and TED
- Donations

- Changes to credit card limit
- Requests	- Checkbook
- Revolving credit
- Change of address

- Checking / Savings account
- Withdrawals / Deposits	- Salary/INSS account
- Card

- Other services	- Unblocking of cards
- Travelers Checks
- Financial investments
- Re issue of payment receipts
- Personal loans/instant credit
- Advance receipt (Orpags)
- PIN substitution
- Sale of products and services

Bradesco Day and Night – Self-Service ATM Network

Growth:

	2002			2003
	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

BDN network terminals	20,429	-	20,779	21,285	-	21,491
Banking service outlets in the BDN nationwide network	5,104	-	5,376	5,762	-	5,845
Outplaced terminals (excluding branches, PABs and PAEs)	1,386	-	1,560	1,755	-	1,772
BDN network cash withdrawal transactions (million)	83.3	83.2	166.5	92.5	95.6	188.1
Deposit transactions (million)	48.5	50.4	98.9	47.0	47.6	94.6
Inter-account transfers (million)	4.4	4.3	8.7	4.5	4.6	9.1
Express checkbooks issued (million)	2.6	2.6	5.2	2.5	2.6	5.1
Balance consultations (million)	89.3	90.4	179.7	99.5	102.2	201.7
Financial volume of BDN network transactions (In billions of reais)	18.3	18.5	36.8	45.3	45.4	90.7

First-half highlights for 2003:

More than 697 million transactions, a daily average of 4.3 million.
Bradesco Day and Night ATM Network terminals recorded an increase of 35.5% in the number of personal loans granted and a 24.9% growth in financial volume compared to the same period in 2002.
The Bradesco Day and Night ATM Network can also be used by BCN and BBV Banco customers.
281 new terminals were installed during the period, an average of 2 per day.
728 terminals were updated with latest-generation technology.
475 terminals were installed following the incorporation of Banco Mercantil.
The Pé Quente savings bond was launched.
The Bradesco Day and Night ATM Network is accessed by Bradesco Prime and BBV Banco customers.

Number of BDN ATMs - Bradesco

Bradesco Day and Night – Easy Phone Service

Integrated Call Centers

Bradesco Cards	Banco Bradesco
Card sales	Bradesco Prime
Card collection	Bradesco Internet Banking support
Advance receipts	Finasa
Outgoing telemarketing	Digital Bradesco
Private pension plans	Digital BCN
Telecollection	BCN Live Line (Linha Viva)
Bradesco Consortium Plans

Increase in Number of Calls (million)

Growth in Financial Volume (in millions of reais)

First-half highlights for 2003:

13.7 million electronic voice-response calls per month.
4.3 personalized service calls per month.
95% of personalized service call queries are resolved during the first contact.
7.2 million products and services sold up to June 30, 2003.
1.2 million products and services sold during the first half of 2003.
169 call-center representatives were trained and designated to other areas of the Organization in the first six months of 2003, particularly the sales areas, totaling 1,340 representatives transferred from January 2001 through June 2003.
Incorporation of Banco Mercantil.
Installation of the Bradesco Prime and Bradesco Consortium call centers.
Implementation of the Telecollection call center (phase 2).

Bradesco Day and Night – Internet Banking Service

Internet Banking
 Thousand users

Internet Banking
 Thousand transactions

Bradesco Internet Banking

Bradesco online services were created to facilitate the day-to-day life of its customers, offering access to the transactions available through the branch network from any point on the globe.

The internet is an important and profitable customer relationship channel, generating benefits for both customers and stockholders.

ShopInvest Bradesco

In March 1999, Bradesco launched ShopInvest (www.shopinvest.com.br), the first Brazilian retail bank broker to operate in BOVESPA's online Home Broker.

Through ShopInvest, investors can access a variety of different information and trade shares in BOVESPA, even if they are not Bradesco account holders. All of these services are provided free-of-charge and comply with the same rules applicable to bricks-and-mortar trading.

ShopInvest stands out for its wide range of investment options, available in nine Investment Rooms: Shares; Savings Bonds; CDB; Funds; Real Estate; BM&F; Savings Accounts; Private Pension Plans and Insurance.

ShopCredit

In May 2001, Bradesco launched ShopCredit (www.shopcredit.com.br), the Bank’s Financing and Loan website, which offers a complete portfolio of Bradesco's credit lines. The products are grouped together for purchase by consumer or corporate customers with full details on each option and visitors can use a simulator to calculate amounts and terms in the Personal Credit, Consumer Financing (CDC), Leasing, Housing Loans and Finame (Moderfrota, Prefixado and Proleite) modes. ShopCredit visitors can also request instant personal credit, quickly and securely.

Bradesco Net Empresa

On September 18, 2001, Bradesco launched its new corporate banking website.

With Bradesco Net Empresa, companies gained a new ally for optimizing the financial management of their businesses. Through this website, companies can operate bank accounts, make payments and collections and perform other transactions online without having to visit a bricks-and-mortar branch.

B2C (Business to Consumer)

Bradesco Electronic Trade was created in 1998 and soon became a successful hallmark. In the wake of this success, ShopFácil was launched in 2000, offering, among other services, “Meios de Pagamento Eletrônico Bradesco” (Bradesco Online Payment Methods) – the safest, most practical and economic way to shop online.

Bradesco is currently the only Bank in the world to date to receive ISO 9001:2000 accreditation for its Online Commercial Payment Methods.

Bradesco Electronic Payment Methods comprise: Electronic Wallet (Bradesco debit cards, PoupCard and Bradesco Visa and MasterCard Credit Cards), Pagamento Fácil (Easy Payment), Boleto Bancário (Online Dockets), Interaccount Transfers and Bradesco Online Credit.

B2B (Business to Business)

In the B2B area, emphasis should be given to the business solutions offered by Bradesco comprising the following: a security and limits module, B2B payment methods, management tools (buyer, seller and bank) and a financial reconciliation module for the seller.

At present, the Bank offers the following B2B Payment Methods:

  Online Docket;

  Electronic Wallet (Credit Cards); and

  Financing lines.

First-half highlights for 2003:

  Launching of the Bradesco Consórcios website.

  Online transmission of Bradesco Consortium Member Meetings.

  New layout of the Bradesco website index page.

  New layout of the Bradesco Corporate Banking website.

  Implementation of the Bradesco Pocket Banking transaction area.

  Launching of Personal Online Credit.

  Launching of the Bradesco University Student website.

  Launching of the Bradesco Prime website.

  Launching of the Bradesco Guidebook.

Services	First-Half Position:

5.3 million registered users.
Bradesco Internet Banking	151.8 million transactions carried out (a 25% increase compared to 1H02).

687 thousand registered users.
ShopInvest Bradesco	257 thousand transactions carried out (an 81% increase compared to 1H02).

287 thousand transactions/operations carried out.
ShopCredit

114 thousand registered companies with 81 thousand in operation.
Bradesco Net Empresa	1.7 million transactions/ operations conducted (a 185% increase compared to 1H02).

352 thousand transactions/sales posted.
B2C	1,680 stores operating with Bradesco Online Payment Methods.

2,720 registered users.
Bradesco Internet Banking for the Visually Impaired

100 terminals installed.
Web Point

1,850 companies connected.
Bradesco Net Express	4.6 million transactions carried out.

130 thousand registered users.
Infoemail

3,100 registered customers.
Infocelular

570 thousand transactions carried out.
Mobile Banking (WAP)

The Bank offers an online communications channel through which customers can
Fale com o Bradesco (Talk to Bradesco)	clarify doubts and send suggestions or complaints regarding Bradesco products and services.

Aware of its social responsibility, Bradesco offers customers the opportunity
Donations	to make online donations to a number of different philanthropic entities and institutions.

Through this system data files can be transmitted over the internet with
WebTA	maximum security.

Customers can use the Bradesco free Infoemail service to receive bills for
Boleto Fácil (Easy Bill Payment)	payment via e-mail, as well as balance information, financial market news and other interesting information.

Other Bradesco Organization Websites:

  Investor Relations - (http://ri.bradesco.com.br/)

  Bradesco Foreign Exchange - (www.bradescocambio.com.br)

  Bradesco Corporate Banking - www.corporatebradesco.com.br)

  The Bradesco Foundation - (www.fb.org.br)

  Bradesco Insurance - (www.bradescoseguros.com.br)

  Bradesco Private Pension Plans - (www.bradescoprevidencia.com.br)

  Financial Channel - (www.canal.bradesco.com.br)

  The Bradesco Card Website - (www.bradescocartoes.com.br)

  Personal Finance Portal - (www.bradesco.com.br/indexpf.html)

  Corporate Finance Portal - (www.bradesco.com.br/indexpj.html)

  Portal for the Visually Impaired - (www.bradesco.com.br/indexdvisual.html)

  Online Shopping Portal - Consumers - (www.bradesco.com.br/index_comerciopf.html)

  Online Shopping Portal - Corporate - (www.bradesco.com.br/index_comerciopj.html)

Websites, Products and Services under Construction

Corporate Banking website (new version)

Private Banking website (new version)

Bradesco Empresas Website

Bradesco Savings Bond Website

MultiChannel CRM

B2B Buyer and Vendor Financing

B2B Payments Method System

Cards (million)

	2002			2003
	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Number of Cards	30.6	31.8	31.8	35.8	36.9	36.9
Credit	5.0	5.3	5.3	6.2	6.5	6.5
Debit	25.6	26.5	26.5	29.6	30.4	30.4
Average transaction amount – In reais	2,609.8	2,802.3	5,412.1	3,650.3	3,698.7	7,349.0
Credit	1,814.6	1,945.3	3,759.9	2,350.9	2,330.1	4,681.0
Debit	795.2	857.0	1,652.2	1,299.4	1,368.6	2,668.0
Number of transactions	51.3	54.9	106.2	68.2	69.9	138.1
Credit	30.4	32.3	62.7	36.4	35.9	72.3
Debit	20.9	22.6	43.5	31.8	34.0	65.8

Credit Cards

The number of Bradesco credit cards increased by 23% in the first six months compared with the same period in 2002, while the Visa and Mastercard market grew by some 11%. This growth rate expanded our market share from 14% in 2002 to 16% in 2003.

First-half billings totaled R$ 4.7 billion, a growth rate of 24% as compared to the same period in 2002, with a 15% increase in the number of transactions.

Debit Cards (Electron)

The number of debit cards increased by 15% in the first six months of 2003, compared to the same period in the prior year, strengthening Bradesco’s leadership of the Visa Electron market. In terms of billings this increase totaled 61%. These figures demonstrate clearly that Brazilians are changing their payment habits, substituting checks and cash for the use of debit cards. The commercial establishments are our allies in this market, since debit cards are preferred for their guaranteed liquidity, security and easy operation.

Acquiring Market

The network of commercial establishments in Brazil, accredited by the Visa system, is administered by Companhia Brasileira de Meios de Pagamentos - Visanet, in which Bradesco has a direct capital holding of 39%. In the first half of 2003, Visanet processed some R$ 25.1 billion in transactions, including both credit and debit card billings, a 36% increase over the same period in 2002. Visanet expanded its network by 17% compared to the prior year and at present has 800 thousand associated establishments nationwide. The Visa network is preferred by customers precisely because of the card’s wide market acceptance.

Growth

Credit Card Base - Million

Credit Card Billings – In millions of reais

Market Share

Debit Card Base (Electron) – Million

Debit Card Billings – In millions of reais

Corporate Banking

Since its creation in 1999, Bradesco Corporate Banking has focused on enhancing its specialized structures designed to provide the best possible service to 1,159 Economic Groups comprising its target market, segmented as follows:

Corporate: The structure devised to conduct the Bank’s relationship with Brazil’s major corporations is growing and improving year by year. Every effort is made to ensure that the related-area professionals have a thorough working knowledge of the corresponding economic sectors and companies and as a result are able to offer complete solutions and genuine added value, developing solutions in the areas of cash management, private pension plans, asset management, overseas trade and risk management.

Sugar and Alcohol/Coffee: A specialized team formed to attend these sector companies on a national level, with business, products and services specifically focused on this target public.

Asian Desk: Created through an agreement entered into with UFJ Bank, for the purpose of developing financial solutions for fomenting the commercial and financial flows with countries in eastern Asia where UFJ has an important presence such as China, Hong Kong, Taiwan, Korea, Singapore, Malaysia, Thailand, Indonesia, Philippines, India and Vietnam.

Following the conclusion of the acquisition process of BBV Banco, a Euro Desk will also be formed for the same purpose as the Asian Desk, to develop financial solutions designed to provide leverage to the Bank’s relationship with companies in Brazil that do business with other countries in which BBVA has a strong presence.

Bradesco Empresas (middle market)

Bradesco’s middle market segment, Bradesco Empresas, was created in April 2002, designed to offer quality corporate customer service for companies all over Brazil.

Bradesco Empresas targets middle market companies with annual billings from R$ 15 million to R$ 180 million.

The Bank’s traditional Branch customers who are compatible with this profile are invited to join Bradesco Empresas.

The Bradesco Empresas service offers exclusively reserved Branches for its corporate customers in this segment, located in strategic areas.

Up to June 30, 2003, 35 service outlets were located in São Paulo and Rio de Janeiro with 4,623 customers from the different production chain sectors.

The personalized service offered by Bradesco Empresas prompted significant investments in this area, including specific training for our Relationship Managers and the restructuring of the IT structure, designed to provide added value and increase the Bank’s share of this segment.

Since they are responsible for a maximum portfolio of 25 to 30 organizations, each Relationship Manager is able to focus on increasing business in the following areas: Loans, Investments, Foreign Trade, Derivatives, Cash Management and Structured Transactions.

The recent mergers of other financial institutions by Bradesco have had a positive effect, increasing the Bank’s product portfolio and market share.

Up to the end of December 2003, there will be a total of 72 Middle Market Branches with some 18,000 corporate customers.

Structured Transactions

Launched on June 23, 2003, this service is part of the Organization’s strategy to strengthen its positions, considering the highly competitive scenario produced by the policies of recent governments in their pursuit for economic stability.

Designed principally to attend customers from Bradesco Corporate Banking and Bradesco Empresas, this service is focused on developing personalized solutions for customer needs in the following areas: project financing, securitization of assets, loan syndication, etc. which are known in the financial market as structured transactions.

Private Banking

Bradesco Private Banking deploys tailor-made ISO 9001:2000-accredited products and services, in both local and international markets. High-income customers receive financial advice from qualified experts on how to form the best possible investment portfolio designed to increase their wealth and maximize returns.

Bradesco Prime

As part of the segmentation strategy implemented by the Organization in 1999, Bradesco Prime commenced activities on May 19, 2003, with a Network of 109 Branches distributed nationwide.

Bradesco Prime is designed to coordinate the Bank’s commercial relationship with high-wealth consumer customers, providing personalized attendance by Relationship Managers in exclusively reserved areas and offering products specifically developed for this segment’s needs.

Capital Market

Underwriting Transactions

Up to June 2003, Bradesco coordinated transactions with stock, debentures and promissory notes which totaled R$ 2.999 billion, comprising 70.78% of all issues registered at the Brazilian Securities Commission (CVM).

Of the total number of floating and fixed-return transactions registered at CVM up to June 30, 2003, Bradesco participated in 33% of the primary and secondary stock issues and in 20% of debenture issues and 33% of promissory notes issues.

Bradesco's Share of the Issues Market (in millions of reais)

Mergers, Acquisitions, Project Finance, Corporate Reorganization and Privatizations

Confirming its dynamic approach in the prospecting of new business, Bradesco ended the first half of 2003 with 4 operations in the Mergers and Acquisitions segment totaling more than R$ 2.6 billion.

Bradesco’s presence is also notable in Project Finance operations, acting as a financial advisor to major corporations operating in electric power generation and co-related projects such as the construction of gas pipelines. These projects currently amount to some R$ 5.5 billion.

Foreign Exchange

Structure

The Organization has 27 specialized units operating in Brazil (Bradesco - 12, BCN - 5 and BBV Banco - 10), 1 Branch in New York (Bradesco), 4 Branches in Grand Cayman (Bradesco, BCN, Boavista and Mercantil), 2 Branches in Nassau (BBV Banco and Boavista), 1 subsidiary in Buenos Aires, Banco Bradesco Argentina S.A., 1 subsidiary in Nassau, Boavista Banking Limited and 2 subsidiaries in Luxembourg, Banco Bradesco Luxembourg S.A. and Banco Mercantil de São Paulo International S.A. and 1 subsidiary in Tokyo, Bradesco Services Co., Ltd. and 1 subsidiary in Grand Cayman, Cidade Capital Markets Ltd.

In the Exchange area, emphasis should be given to the traditionally important support offered by the Bradesco Organization to Foreign Trade, with a balance of US$ 6.0 billion recorded in the foreign exchange trading portfolio for financing imports and exports, as well as for onlending to local customers.

Foreign exchange trading for exports up to May 2003 totaled US$ 5.4 billion, an 10.5% increase compared to the same period in 2002. We also highlight the 32% increase in foreign exchange trading for imports which totaled US$ 2.2 billion, as compared to US$ 1.7 billion posted for the first five months of 2002.

Volume of Foreign Currency Trade -
In billions of U.S. dollars

Export Market

Import Market

We present below the composition of the foreign trade portfolio at June 30, 2003:

	In millions of U.S. dollars	In millions of reais

Export financing
Advance on Foreign Exchange Contracts - undelivered bills	1,468	4,215
Advance on Export Contracts – delivered bills	457	1,313
Exchange discounted in advance	27	77
Prepayments	474	1,360
Loans according to Export Incentive Program (Proex)	0.1	0.3
Onlending of funds borrowed from BNDES/EXIM	60	173
Documentary drafts and bills of exchange in foreign currency	9	25
Indirect exports	4	12

Total export financing	2,499.1	7,175.3

Import financing
Foreign currency import loans	309	887
Exchange discounted in advance	65	186
Open import credit	54	156

Total import financing	428	1,229

Total export and import financing	2,927.1	8,404.3

As well as the funds obtained through the Commercial Paper program in the United States, the foreign exchange portfolio is financed mainly by credit lines obtained from Correspondent Banks.

At the end of the first half, approximately 107 American, European and Asian Banks had extended credit lines to Bradesco.

Along the same lines, emphasis should also be given to two significant foreign trade finance facilities which were contracted with the Inter American Development Bank (IDB) and the International Finance Corporation (IFC) on April 17, 2003, permitting drawdowns of up to US$ 110 million and US$ 70 million, respectively.

	In millions of U.S. dollars

	June 30, 2003

	Assets	Stockholders' equity

Foreign Branches and Subsidiaries
Bradesco New York	619	137
Bradesco Grand Cayman	2,893	346
BCN Grand Cayman	443	127
Boavista Grand Cayman, Nassau and Banking Ltd. – Nassau	642	44
Cidade Capital Markets Ltd. - Grand Cayman	30	29
Bradesco Services Co., Ltd – Tokyo Japan	0.1	0.4
Mercantil Grand Cayman	137	144
Banco Bradesco Argentina S.A.	21	20
Banco Bradesco Luxembourg S.A.	40	38
Banco Mercantil S.P. International S.A.	301	81
BBV Banco – Nassau	401	258

The core objective of the foreign branches is to obtain funds in the international market for onlending to customers, principally through the financing of Brazilian foreign trade.

The main activity of the subsidiaries Banco Bradesco Luxembourg S.A. and Banco Mercantil de São Paulo International S.A. is to provide additional services to private banking customers and to increase foreign trade operations.

In the first six months of 2003, as well as short-term funds obtained from correspondent Banks for foreign trade financing, loans of US$ 1.587 billion on a consolidated basis were raised through public and private placements in the international capital market, earmarked for foreign trade financing and working capital loans.

This amount corresponds to a 228% increase over the same period in 2002 when the Organization obtained some US$ 483 million.

Profile of Public and Private Placements Abroad – Consolidated Bradesco

Funds Obtained Abroad

ISSUES	CURRENCY	AMOUNT	DATE ISSUED	MATURITY

2000 – PUBLIC ISSUES - US$ 950m
FxRN	US$	200,000,000.00	2/8/2000	2/8/2002
FxRN	US$	100,000,000.00	5/12/2000	5/13/2002
USCP	US$	300,000,000.00	6/19/2000	6/18/2001
FxRN	US$	200,000,000.00	7/10/2000	7/10/2001
FxRN	US$	150,000,000.00	11/17/2000	11/18/2002
- PRIVATE ISSUES - US$ 250m
2001 – PUBLIC ISSUES - US$ 1.075bn
FxRN	US$	175,000,000.00	2/22/2001	2/22/2002
FxRN	US$	100,000,000.00	4/25/2001	10/25/2002
FxRN	US$	100,000,000.00	6/18/2001	6/18/2003
USCP	US$	250,000,000.00	6/18/2001	6/17/2002
FxRN	US$	100,000,000.00	7/24/2001	7/24/2002
FxRN	US$	200,000,000.00	10/24/2001	10/18/2002
SUBORDINATED DEBT	US$	150,000,000.00	12/17/2001	12/15/2011
- PRIVATE ISSUES – US$ 150m
2002 – PUBLIC ISSUES - US$ 708m
FxRN	US$	150,000,000.00	3/5/2002	3/5/2004
SUBORDINATED DEBT	US$	133,181,126.13	4/25/2002	4/17/2012
USCP	US$	150,000,000.00	6/17/2002	6/16/2003
FxRN	US$	100,000,000.00	9/18/2002	12/19/2002
FxRN	US$	175,000,000.00	12/17/2002	6/17/2003
PRIVATE ISSUES – US$ 160m
2003 - PUBLIC ISSUES - US$ 1.247bn
FxRN	US$	250,000,000.00	1/14/2003	10/14/2003
FxRN (EUR 70m)	US$	75,456,500.00	2/12/2003	8/12/2003
FxRN	US$	150,000,000.00	2/19/2003	12/19/2003
FxRN	US$	250,000,000.00	4/15/2003	7/02/2004
FxRN (EUR 100m)	US$	106,820,000.00	4/16/2003	12/16/2003
FxRN	US$	75,000,000.00	5/15/2003	11/16/2004
USCP	US$	190,000,000.00	6/16/2003	6/15/2004
FxRN	US$	150,000,000.00	6/17/2003	12/20/2004
2003 - PUBLIC ISSUES - US$ 340m

SPREAD OVER TBILL

Bradesco has the following programs:

Type	Currency	Amount

EURO CP PROGRAM (Grand Cayman)	US$	300,000,000
EURO CD PROGRAM (Grand Cayman)	US$	100,000,000
EURO CD PROGRAM (Grand Cayman)	US$	1,000,000,000
MTN PROGRAM	US$	2,500,000,000
USCP	US$	190,000,000
TERM LOAN FACILITY	US$	100,000,000
TRADE FINANCE FACILITY (IDB / IFC)	US$	180,000,000
TOTAL	US$	4,370,000,000

Collection and Tax and Utility Collections

Collection

Bradesco Collection strengthens its position yearly as an authentic partner in the management of corporate business. Combining high standards of efficiency with latest-generation IT resources, Bradesco collection services are an efficient and secure tool for use by a universe of corporate entities.

Bradesco’s computer-recorded Collection services, transmitting and receiving data on a direct computer-to-computer basis, rely on one of the most advanced banking technology systems available, offering important productivity gains to companies by permitting the streamlining of services. The available services include electronic collection (computer-recorded) permitting online information consultation by user companies. This system processes approximately 98% of all documents recorded in the Bradesco collection portfolio.

Pag-For Bradesco facilitates the management of Trade Accounts Payable for more than 38 thousand companies.

Tax and Utility Collections

Developed based on high standards of efficiency and quality, Bradesco’s tax and utility collections serve a dual purpose. On the one hand, they seek to provide customer satisfaction with appropriate and innovative solutions for the settlement of taxes, duties and contributions. On the other, they effectively interact with the different Government Departments in the federal, state and municipal spheres and with public utility concessionaires.

Bradesco’s tax and utility collection services are noted for the speed and security of the data transmitted and amounts collected.

	In billions of reais

	2002			2003
	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Corporate collections (1)	144.4	137.3	281.7	160.2	167.0	327.3
Pag-For	42.2	50.7	92.9	64.8	68.9	133.7
Corporate collections + Pag-For	186.6	188.1	374.7	225.0	235.9	461.0
Taxes	17.3	16.5	33.8	19.1	19.0	38.1
Water, electricity, telephone, gas	2.8	3.0	5.8	3.5	3.8	7.3
Social security payments	2.9	3.0	5.9	3.3	3.7	7.0
Tax + utility collections	23.0	22.5	45.5	25.9	26.5	52.4

	Number of transactions (million)
	2002			2003
	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Corporate collections (1)	158.6	160.7	319.4	165.6	175.4	341.0
Pag-For	14.1	15.8	29.9	17.2	18.0	35.3
Corporate collections + Pag-For	172.7	176.6	349.3	182.8	193.4	376.3
Taxes	13.7	11.3	25.0	14.7	15.5	30.2
Water, electricity, telephone, gas	25.6	26.2	51.8	27.4	28.5	55.9
Social Security payments (2)	11.7	11.6	23.3	9.3	10.7	20.0
Tax + utility collections	51.0	49.1	100.1	51.4	54.7	106.1

(1)Total movement (funds obtained, used, credits, etc.).

(2)Total beneficiaries: more than 3,665 thousand retirees and pensioners (corresponding to 17.73% of all those registered with the Brazilian Institute of Social Security - INSS).
Payment via direct debit
25.298 million – January to June 2002
24.696 million – January to June 2003

Growth in Collection and Pag-For

Growth in Tax and Utility Collections/Payments

Stock, Custody and Controllership Services

With an appropriate infrastructure and specialized personnel, Bradesco offers its customers the following quality services: custody of securities, controllership, DR-Depositary Receipt and BDR-Brazilian Depositary Receipt, as well as bookkeeping services for stocks, debentures and investment fund quotas. All accredited by ISO 9001:2000.

176	Companies comprise the Bradesco computer-registered share system, with 5.6 million shareholders.

28	Companies comprise the Bradesco computer-registered debenture system, which totals R$ 12.2 billion.

367	Customers use the Bradesco custody services, with total assets of R$ 73.2 billion.

642	Investment Funds and Managed Portfolios, with controllership services and equity of R$ 94.2 billion.

13	Investment Funds comprise the Bradesco computer-registered quota system, which totals R$ 875.8 million.

9	Registered DR Programs, with a market value of R$ 11.3 billion.

2	Registered BDR Programs, with a market value of R$ 231.3 million.

Customers using Custody Services x Assets under Custody

Investments in Infrastructure, Information Technology and Telecommunications

The investments for expanding operating capacity, infrastructure, IT and telecommunications at the Bradesco Organization are designed to maintain a modern, practical and secure customer service network, characterizing the Bank as one of the world's most contemporary companies and creating added value for its customers and users at home and abroad.

Investment Growth

	In millions of reais

	1998	1999	2000	2001	2002	1st Half 2003

Infrastructure	205	215	227	509	613	285
IT/Telecommunications	317	553	617	743	947	492

Total	522	768	844	1,252	1,560	777

BCN

Consolidated Balance Sheet - In millions of reais

	2002		2003
	March	June	March	June
ASSETS
Current assets and long-term receivables	19,063	20,575	25,932	23,469
Funds available	588	761	2,155	122
Interbank investments	245	298	5,380	5,424
Securities and derivative financial instruments	6,104	5,993	3,612	3,700
Interbank and interdepartmental accounts	487	503	1,001	935
Credit and leasing operations	9,470	10,636	11,477	10,989
Other receivables and other assets	2,169	2,384	2,307	2,299
Permanent assets	337	556	535	524

Total	19,400	21,131	26,467	23,993

LIABILITIES
Current and long-term liabilities	18,084	19,745	24,409	21,728
Demand, time and interbank deposits	8,952	10,192	12,250	12,035
Savings account deposits	678	710	767	768
Deposits received under security repurchase agreements and funds from the issuance of securities	3,722	3,471	4,317	4,181
Interbank and interdepartmental accounts	21	55	133	133
Borrowings and onlendings	2,690	3,247	4,183	2,068
Derivative financial instruments	46	242	185	58
Other liabilities	1,975	1,828	2,574	2,485
Deferred income	2	5	18	24
Minority interest in subsidiaries	--	--	363	513

Stockholders' equity	1,314	1,381	1,677	1,728

Total	19,400	21,131	26,467	23,993

Statement of Income - In millions of reais

	2002			2003
	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half
Income from lending and trading activities	996	1,514	2,510	1,351	1,172	2,523
Expenses from lending and trading activities	(609)	(1,123)	(1,732)	(840)	(679)	(1,519)
Gross profit from financial intermediation	387	391	778	511	493	1,004
Other operating income (expenses), net	(277)	(301)	(578)	(376)	(343)	(719)
Operating income	110	90	200	135	150	285
Non-operating income (expenses), net	5	7	12	(1)	(6)	(7)
Income before taxes on income	115	97	212	134	144	278
Income tax and social contribution	(43)	(17)	(60)	84	(51)	33

Minority interest in subsidiaries	--	--	--	(8)	(22)	(30)

Net income	72	80	152	210	71	281

PROFILE

One of the Bradesco Organization companies, BCN is recognized in the market as the RELATIONSHIP BANK, as a result of the high-quality customer service provided to its consumer and corporate account holders and non-account holders alike.

The BCN customer service network comprises 222 Branches throughout Brazil, a branch in Grand Cayman, as well as 95 Banking Service Posts and 98 Online Service Outlets installed on corporate customer premises and a branch of Banco Finasa S.A., wholly owned subsidiary of BCN and the self-service network consists of 884 BCN ATMs, 2,207 ATMs comprising the 24-Hour Bank Network as well as 10,564 Bradesco Day and Night ATMs, which can be used by BCN customers.

Customers also have access to two BCN Digital Branches (in São Paulo and Rio de Janeiro). These branches offer an advanced concept in phonebank services whereby products and services are sold by management teams and delivered by courier service with no need for customers to leave their homes or the office. Another phone service, the BCN Live Line, is also available to branch customers nationwide, in addition to the services offered by BCN Office Banking and BCNNet Internet Banking.

At the end of the first half, Finasa Promotora de Vendas Ltda., subsidiary of Banco Finasa S.A., had 55 Branches focused on securing customers throughout Brazil, at 12,596 registered new and used vehicle dealership outlets and in 730 stores selling furniture, home décor, IT related equipment, tourism and finishing materials, among others.

At June 30, BCN had some 845 thousand customers – 711 thousand account holders and 134 thousand non-account holders – and had issued a total of 219 thousand credit cards. Customers served by Banco Finasa S.A totaled approximately 844 thousand.

Corporate Reorganization

As part of the ongoing process to rationalize and decrease operating, administrative and legal costs in the pursuit to improve its competitiveness and productivity, on February 28, 2003, BCN Leasing Arrendamento Mercantil S.A. incorporated Bradesco Leasing S.A. Arrendamento Mercantil and changed its name to Bradesco BCN Leasing S.A. Arrendamento Mercantil. On April 30, the company also incorporated Finasa Leasing Arrendamento Mercantil S.A., currently pending ratification by the Brazilian Central Bank

Net Income and Stockholders’ Equity

First-half net income of BCN totaled R$ 280.8 million, an increase of 84.6% compared to the same period in 2002, corresponding to an annualized return of 35.2% on stockholders’ equity of R$ 1.7 billion. Non-recurring income for the period was recorded in the amount of some R$ 132.5 million, derived from deferred tax assets recorded on prior-year tax losses and negative bases of social contribution in Potenza Leasing S.A. Arrendamento Mercantil, a wholly owned subsidiary of BCN. Disregarding this effect, results for the six-month period totaled R$ 148.3 million and an annualized return of 19.0% on stockholders’equity

Operating Performance

Funding and Portfolio Administration

At June 30, 2003, the overall funds obtained and managed totaled R$ 24.4 billion, a 11.7% increase compared with the same period in 2002. Deposits totaled R$ 12.8 billion, an increase of 17.4%, especially Interbank deposits, with a balance of R$ 7.1 billion, and Time deposits with a balance of R$ 4.1 billion. Total funds include an amount of R$ 2.8 billion in Investment Funds, obtained by BCN Branches, managed by BRAM – Bradesco Asset Management Ltda. and administrated by Banco Bradesco S.A.

Total Assets and Credit Operations

At the end of the first half, total assets were R$ 24.0 billion, a 13.5% increase over the same period in 2002.

The balance of credit operations totaled R$ 12.1 billion, including leasing operations and advances on foreign exchange contracts. Special emphasis should be given to the Consumer Sales Financing (CDC) portfolio with a balance of R$ 4.7 billion, a 26.0% increase over the balance at June 30, 2002.

Ratings

According to Fitch Atlantic Ratings, BCN received the best rating among all banks operating in Brazil and Austin Rating gave Banco Finasa a maximum triple “A” rating for financial soundness and a “Low Risk”long-term rating.

Products and Services

Consumer Customers

The customer service segmentation strategy, based on the consumer customers’ income and investment resources, ensures that highly specialized Management teams are capable of attending account holders at all times, anticipating their every needs.

The Relationship Account continues in its position as the financial market’s most advantageous program, guaranteeing current account holders, based on their level of use of the Bank’s products and services, the benefit of an interest-free period of 12 to 18 days per month on special check account overdraft facilities or a reduction of up to 60% of the interest rates charged on overdrafts which overrun the interest-free period; free choice of repayment dates for interest on authorized overdrafts; weekly draws for cash prizes of up to R$ 60 thousand; decreases of up to 100% in bank charges and Smart Club Program points which can be converted into prizes.

Corporate Customers

Among the products and services offered to corporate customers, the most diversified range in the market, we highlight BCN Collection, BCNPag supplier payment and the BCN Payroll service, with special emphasis on the growing use of online services.

Social Actions

The Bank continues its important support of sports activities through the BCN Sports program, which focuses on the formation, maintenance and dissemination of women’s basketball and volleyball at 81 training centers, 49 for volleyball and 32 for basketball. At these centers, some 4,300 young athletes from 10 to 15 years of age have access to courts, uniforms, sports material, instructors and all the infrastructure required to practice these sports, completely free of charge.

Banco Finasa S.A.

Consolidated Balance Sheet - In millions of reais

	2002		2003
	March	June	March	June
ASSETS
Current assets and long-term receivables	2,876	3,092	4,123	4,260
Funds available	1	1	1	--
Interbank investments	3	46	4	28
Securities and derivative financial instruments	12	11	15	14
Interbank accounts	9	11	17	42
Credit and leasing operations	2,615	2,816	3,813	3,908
Other receivables and other assets	236	207	273	268
Permanent assets	6	6	8	11

Total	2,882	3,098	4,131	4,271

LIABILITIES
Current and long-term liabilities	2,719	2,924	3,873	3,988
Demand, time and interbank deposits	2,490	2,636	3,523	3,624
Deposits received under security repurchase agreements
and funds from the issuance of securities	3	13	3	3
Interbank accounts	25	1	2	2
Borrowings and onlendings	--	2	83	101
Derivative financial instruments	--	55	72	81
Other liabilities	201	217	190	177
Deferred income	--	3	16	22
Stockholders’ equity	163	171	242	261

Total	2,882	3,098	4,131	4,271

Statement of Income - In millions of reais

	2002			2003
	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half
Income from lending and trading activities	257	267	524	362	395	757
Expenses from lending and trading activities	(158)	(167)	(325)	(213)	(237)	(450)
Gross profit from financial intermediation	99	100	199	149	158	307
Other operating income (expenses), net	(81)	(76)	(157)	(108)	(115)	(223)
Operating income	18	24	42	41	43	84
Non-operating income (expenses), net	(1)	--	(1)	(1)	(3)	(4)
Income before taxes on income	17	24	41	40	40	80
Income tax and social contribution	(6)	(9)	(15)	(13)	(14)	(27)

Net income	11	15	26	27	26	53

Banco Finasa S.A., formerly Continental Banco S.A., a wholly owned subsidiary of Banco BCN S.A., operates in the financing segment, through the intermediation of Finasa Promotora de Vendas Ltda., which is responsible for securing new customers and preparing credit proposals.

Seeking to increase the volume of its business, in addition to the partnerships entered into in 2002 with Ford Credit and Microsoft, Banco Finasa signed an operating agreement during the first half with the Brazilian Association of Fiat Automobile Dealerships – ABRACAF, for financing vehicles sold by the associated dealerships.

At the end of June, Finasa Promotora had 55 Branches and was present in 12,596 new and used vehicle dealership outlets and 730 stores selling furniture and home decor, IT related equipment, tourism and finishing materials, among others.

Customers served by Banco Finasa totaled some 844 thousand.

In 2002, the Bank was rated for the first time by Austin Rating, receiving the maximum triple “A” rating for financial soundness and “Low Risk” for long-term transactions.

Net Income and Stockholders’ Equity

The Bank’s first-half net income was R$ 52.9 million, an annualized return of 44.6% on stockholders’equity of R$ 261.2 million.

Assets

At June 30, 2003, assets totaled R$ 4.3 billion, an increase of 37.9% over the same period in 2002. Of this amount, R$ 3.8 billion comprised funds for new and used auto financing, an increase of 43.0%, as compared to June 2002.

Auto-financing production for the first six months of 2003 totaled R$ 1.6 billion, growing by 75.8% compared to R$ 923.1 million produced for the same period in 2002.

This performance ensures that that portfolio is maintained above the levels attained following the acquisition of Banco Ford S.A.’s operations and the incorporation of the financing portfolio of Finasa S.A. Crédito Financiamento e Investimento in 2002.

Banco Bilbao Vizcaya Argentaria Brasil S.A. (BBV Banco)

Consolidated Balance Sheet - In millions of reais

2003
June
ASSETS
Current assets and long-term receivables	9,876
Funds available	64
Interbank investments	3,216
Securities and derivative financial instruments	1,707
Interbank and interdepartmental accounts	410
Credit and leasing operations	3,371
Other receivables and other assets	1,108
Permanent assets	194

Total	10,070

LIABILITIES
Current and long-term liabilities	7,754
Demand, time and interbank deposits	2,887
Savings account deposits	581
Deposits received under security repurchase agreements
and funds from the issuance of securities	2,372
Interbank and interdepartmental accounts	21
Borrowings and onlendings	1,254
Derivative financial instruments	14
Other liabilities	625
Deferred income	2

Stockholders’ equity	2,314

Total	10,070

Statement of Income - In millions of reais

2003
From 1 to 30, June
Income from lending and trading activities	200
Expenses from lending and trading activities	(89)
Gross profit from financial intermediation	111
Other operating income (expenses), net	(68)
Operating income (loss)	43
Non-operating income, net	(3)
Income (loss) before taxes on income	40
Income tax and social contribution	(16)

Net income (loss)	24

BBV Banco commenced its activities in Brazil on August 28, 1998 following the acquisition by Banco Espanhol Bilbao Vizcaya (BBVA), of Banco Excel Econômico S.A. At that time, the Bank’s customer service network comprised 222 branches with 6,116 employees.

In 1999, following a turnaround process which began in the prior year, the Bank centered its strategy on the preparation of its technology infrastructure, which was to provide the basis of its expansion project forecast to commence in 2000.

From 2000 up to the end of 2001, the Bank implemented an aggressive investment plan designed to open more than 200 branches, which would effectively double its network. As a result, the Bank is now present in all of Brazil’s states and is growing steadily with the launching of differentiated customer products such as Hiperfundo, a fund in which a draw for an automobile is held every business day among investors.

In 2002, despite external market fears regarding the outcome of Brazil’s presidential election, the Bank consolidated its expansion plan with the new branches recording profitable returns much earlier than expected.

Sale to Bradesco

The sales process of BBV Banco to Bradesco commenced on January 10, 2003, following the signature of the “Private Business Integration Agreement and Other Accords”, by Bradesco and BBVA for the acquisition of the control of BBV Banco and its subsidiaries.

On January 20, 2003, BBV Banco opened up a data room with all the information and documentation required by Bradesco’s auditors. This audit was concluded on February 28, 2003.

Subsequent to the conclusion of the due diligence and approval of the transaction by the corresponding regulatory authorities, Bradesco assumed definitive control of BBV Banco on June 9, 2003.

The transaction was carried out through the acquisition by Bradesco of 4,631,991,278 shares of BBV Banco, owned by BBVA, of which 1,523,283,014 were common and 3,108,708,264 were preferred shares, corresponding to 49% of common capital and 99.99% of preferred capital for the amount of R$ 1,849,970,549.00.

The transaction also involved the transfer to Bradesco, as payment of capital increase through incorporation of shares, of 1,585,490,409 nominative registered shares, with no par value, of which 1,585,457,830 are common and 32,579 are preferred shares of BBV Banco, corresponding to 51% of voting capital and 25.50% of total capital, transforming BBV Banco into a wholly owned subsidiary of Bradesco, under the terms of Article 252 of Law 6,404/76.

Performance/achievements during the first six months of 2003

After only five years in Brazil, BBV Banco has grown and gained an important position in the local market. With equity of R$ 2.3 billion, the Bank is the 8th largest financial institution in the Brazilian private-sector market.

In the consolidated balance sheet, at June 30, 2003, the Bank presented assets of R$ 10.1 billion and currently has one of the lowest default rates in the market: only 5.1% of the institution’s credit operations are classified from D to H, which is particularly significant considering that the market’s average default rate totals approximately 13.3%.

With R$ 3.5 billion in demand, time, interbank and savings account deposits, the Bank commenced the gradual adaptation, during the first half, of its prices to comply with Bradesco policy, decreasing accordingly its financial costs.

One of the highlights of BBV Banco product and service portfolio is Hiperfundo, a DI fund which since its launching in May 2000 has surpassed all expectations. The fund offers the added advantage of a daily draw with prizes ranging from an automobile to thousands of other smaller prizes. Up to June 30, 2003, the BBV Hiperfundo delivered a total of 787 automobiles and some 90,000 other prizes including bicycles, CD players, microsystems, etc.

Checking accounts: consumer and corporate customers

At the end of the first half, BBV Banco had a total of 458,802 accounts of which 395,906 are held by consumer and 62,896 by corporate customers.

Savings Accounts

At the end of the first half, BBV Banco had a total of 597,731 accounts, of which 549,788 are held by consumer and 47,943 by corporate customers.

Internet users

At June 30, 2003, a total of 146,065 BBV Banco customers were internet banking service users.

ATMs

At June 30, 2003, BBV Banco had 490 ATMs.

Branches

At the end of the first half, BBV Banco had a total of 439 branches distributed as follows:

Retail/Commercial	385
Company	47
Institutional	04
Corporate	03

Employees

At the end of the six-month period, the Group had 4,677 employees, 4,638 at BBV Banco and 39 at the subsidiaries.

Bradesco S.A. – Corretora de Títulos e Valores Mobiliários

Balance Sheet - In millions of reais

	2002		2003

	March	June	March	June

ASSETS
Current assets and long-term receivables	119	140	146	154
Interbank investments and securities	68	69	86	89
Other receivables and other assets	51	71	60	65
Permanent assets	18	17	18	19
Total	137	157	164	173
LIABILITIES
Current and long-term liabilities	60	80	74	79
Other liabilities	60	80	74	79
Stockholders' equity	77	77	90	94

Total	137	157	164	173

Statement of Income - In millions of reais

	2002			2003
	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half
Income from lending and trading activities	3	3	6	4	5	9
Gross profit from financial intermediation	3	3	6	4	5	9
Other operating income (expenses), net	2	(1)	1	1	--	1
Operating income	5	2	7	5	5	10
Income before taxes on income	5	2	7	5	5	10
Income tax and social contribution	(2)	(1)	(3)	(2)	(1)	(3)

Net income	3	1	4	3	4	7

At the end of the first half, Bradesco Corretora maintained its outstanding position in the Capital Market.

We present below a summary of the company’s main activities for the six-month period:

Bradesco Corretora ended the 1st half of 2003, among the 10 most important brokerage firms, out of more than 90 operating in the São Paulo Stock Exchange (BOVESPA). During this period, services were provided to 27,045 investors and 117,172 buy and sell orders were carried out for a total financial volume of R$ 4.4 billion. The Corretora participates with BOVESPA in the “Bovespa vai até você” campaign in an important effort to raise public awareness regarding the benefits of investing in the stock market.

Bradesco Corretora negotiated 962.4 thousand contracts in the Mercantile and Futures Exchange (BM&F) for a financial volume of R$ 127.6 billion, ranking the Corretora among the 20 most important brokerage firms out of more than 100 participants. The Corretora has centered its efforts on the continued expansion of its business, as well as promoting the futures market. For example, in the agricultural area it acts directly in the country’s main production centers, through visits, seminars and participation in agricultural fairs and expos. In conjunction with the BM&F, the company sponsored visits to the exchange and Bradesco Corretora in São Paulo by investors from all over the country. At the same time, the company hosted numerous visits by farmers, teachers, opinion-makers and brokers from the physical commodities market.

Online web trading for the six-month period totaled 70,765 orders with a financial volume of R$ 391.6 million, representing 5.3% of all Home-Broker operations carried out in BOVESPA and placing the Corretora fourth in the overall ranking. The customer base increased by 11.8% with more than 1,691 new customers registered during the period and more than 18,195 e-mails received.

As a result of its role in Public Offerings of Share Purchases, Special Operations, Stock Swapping Auctions and Privatization Auctions, Bradesco Corretora continues in its important market position, with financial volume of R$ 27.8 million for the six-month period.

Net income recorded for the first half totaled R$ 7.0 million.

Stockholders' equity at the end of the six months increased to R$ 93.8 million, corresponding to 54.3% of total assets of R$ 172.8 million.

Information - Trading at BM&F and BOVESPA

	2002			2003
	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half
BM&F
Ranking	1st	6th	2nd	26th	19th	20th
Contracts traded (million)	3.5	2.0	5.5	0.4	0.6	1.0
Financial volume (in billions of reais)	387.9	202.3	590.2	53.9	73.7	127.6

Stock Exchange
Ranking	7th	10th	9th	9th	13th	10th
Number of investors	16,172	17,164	29,826	14,781	16,408	27,045
Number of orders executed	38,604	41,862	80,466	50,792	66,380	117,172
Volume traded (in billions of reais)	2.5	2.0	4.5	1.9	2.5	4.4

Home Broker
Registered customers	11,091	11,821	11,821	15,127	16,025	16,025
Orders executed	21,993	22,236	44,229	30,454	40,311	70,765
Volume traded (in millions of reais)	128.4	110.2	238.6	167.6	224.0	391.6

Bradesco Securities, Inc.

Balance Sheet - In thousands of reais

	2002		2003
	March	June	March	June
ASSETS
Current assets and long-term receivables	2,887	3,150	2,825	59,207
Funds available	467	568	414	344
Interbank investments	--	--	2,354	17,739
Securities and derivative financial instruments	2,405	2,564	--	41,086
Other receivables and other assets	15	18	57	38
Permanent assets	124	138	127	96

Total	3,011	3,288	2,952	59,303

LIABILITIES
Current and long-term liabilities	62	61	216	110
Other liabilities	62	61	216	110
Stockholders' equity	2,949	3,227	2,736	59,193

Total	3,011	3,288	2,952	59,303

Statement of Income - In thousands of reais

	2002			2003
	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half
Gross profit (loss) from financial intermediation	22	26	48	9	(196)	(187)
Other operating income (expenses), net	(313)	(475)	(788)	(530)	(319)	(849)
Operating expense	(291)	(449)	(740)	(521)	(515)	(1,036)

Loss	(291)	(449)	(740)	(521)	(515)	(1,036)

Bradesco Securities, Inc., a wholly owned subsidiary of Bradesco, operates as a broker dealer in the United States. The company's activities are focused on the intermediation of share purchases and sales, with emphasis on ADR operations. The company is also authorized to operate with Bonds, Commercial Paper and Certificates of Deposit, among others, and to provide Investment Advisory services. This Bradesco initiative was motivated by more than 90 programs involving ADRs of Brazilian companies traded in New York and by the growing interest of foreign investors in the emerging markets and is designed to offer support for global economy investors who invest part of this flow in countries such as Brazil.

Designed to provide leverage to its brokerage transactions abroad, Bradesco Securities, Inc. increased company capital in the amount of US$ 20 million in May 2003.

Leasing Companies

At June 30, 2003, the Organization had the following leasing companies: Bradesco BCN Leasing S.A. Arrendamento Mercantil, Boavista S.A. Arrendamento Mercantil, Potenza Leasing S.A. Arrendamento Mercantil, Bancocidade Leasing Arrendamento Mercantil S.A. and BBV Leasing Brasil S.A.

Balance Sheet in aggregate - In millions of reais

	2002		2003
	March	June	March	June
ASSETS
Current assets and long-term receivables	2,532	2,800	4,818	4,950
Funds available	2	9	6	6
Interbank investments	668	806	3,023	3,081
Securities and derivative financial instruments	18	34	21	12
Leasing operations	1,638	1,759	1,403	1,477
Allowance for leasing losses	(123)	(153)	(134)	(127)
Other receivables and other assets	329	345	499	501
Permanent assets	48	44	37	40

Total	2,580	2,844	4,855	4,990

LIABILITIES
Current and long-term liabilities	1,700	1,904	2,964	3,012
Demand, time and interbank deposits	265	356	144	117
Securities received under security repurchase agreements
and funds received from issuance of securities	97	144	1,454	1,523
Borrowings and onlendings	244	330	242	256
Derivative financial instruments	--	--	11	10
Other liabilities	1,094	1,074	1,113	1,106
Stockholders' equity	880	940	1,891	1,978

Total	2,580	2,844	4,855	4,990

Statement of Income - In millions of reais

	2002			2003
	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half
Income from lending and trading activities	100	173	273	195	242	437
Expenses from lending and trading activities	(52)	(173)	(225)	(84)	(132)	(216)
Gross profit from financial intermediation	48	--	48	111	110	221
Other operating income (expenses), net	(11)	(7)	(18)	(25)	(12)	(37)
Operating income	37	(7)	30	86	98	184
Non-operating income	3	3	6	3	--	3
Income before taxes on income	40	(4)	36	89	98	187
Income tax and social contribution	(13)	(1)	(14)	102	(34)	68

Net income (loss)	27	(5)	22	191	64	255

Designed to achieve higher levels of competitiveness and productivity, consequently rationalizing and reducing operating, administrative and legal costs, the following corporate restructuring was carried out by Bradesco Organization during the first half of 2003:

  On February 28, BCN Leasing Arrendamento Mercantil S.A., a wholly owned subsidiary of Banco BCN S.A., incorporated Bradesco Leasing S.A. Arrendamento Mercantil, at book value on January 31 and changed its name to Bradesco BCN Leasing S.A. Arrendamento Mercantil on the same date.

  On April 30, Bradesco BCN Leasing incorporated Finasa Leasing Arrendamento Mercantil S.A., at book values on March 31, 2003.

  On June 9, the Organization acquired BBV Leasing Brasil S.A., at book values on May 31, 2003.

The increase in stockholders’ equity between 2002 and 2003 was mainly derived from a capital increase of R$ 500 million in Potenza Leasing S.A. Arrendamento Mercantil, in November 2002, and deferred tax assets recorded in the latter as a result of tax losses and negative basis of social contribution in the amount of R$ 132.5 million, in March 2003. Boavista S.A. Arrendamento Mercantil also received a capital increase of R$ 180 million in November 2002.

Leasing Performance – Consolidated Bradesco

Bradesco's leasing operations are carried out through its subsidiaries: Bradesco BCN Leasing S.A. Arrendamento Mercantil, Banco Finasa S.A. and BBV Leasing Brasil S.A.

At June 30, 2003, leasing operations totaled R$ 1,513.7 million (present value), as well as an amount of R$ 28.2 million receivable in operating leases.

According to the Brazilian Association of Leasing Companies (ABEL), Bradesco is leader in the national ranking of leasing companies, with a 19.0% market share (Base date: May 2003).

Bradesco leases different types of asset, including light vehicles (cars) and heavy vehicles (buses and trucks), airplanes, machinery, equipment and computers.

The following pie graph presents the composition of Bradesco's consolidated leasing portfolio by types of asset:

Portfolio by Types of Asset at June 30, 2003
(present value)

Bradesco Consórcios

Administradora (management company)

Balance Sheet – In thousands of reais

	2003
	March	June
ASSETS
Current assets and long-term receivables	21,907	22,521
Permanent assets	694	726

Total	22,601	23,247

LIABILITIES
Current and long-term liabilities	11,688	11,446
Stockholders’ equity	10,913	11,801

Total	22,601	23,247

Statement of Income – In thousands of reais

	2003
	1st Qtr.	2nd Qtr.	1st Half
Income	611	4,368	4,979
Operating income	562	4,331	4,893
Other income	49	37	86

Expenses	3,990	3,481	7,471

Operating expenses	5,627	2,960	8,587
Income tax and social contribution	(1,637)	521	(1,116)

Net income (loss)	(3,379)	887	(2,492)

Consortium Groups

Balance Sheet – In thousands of reais

	2003
	March	June
ASSETS
Current assets and long-term receivables	1,566	19,341
Amount offset	123,557	1,465,377

Total	125,123	1,484,718

LIABILITIES
Current and long-term liabilities	--	233
Stockholders’ equity	1,566	19,108
Amount offset	123,557	1,465,377

Total	125,123	1,484,718

Operations

On June 11, 2002, all the quotas of Administradora de Consórcios Potenza Ltda. were transferred from Banco BCN S.A. to Banco Bradesco S.A.

On June 24, 2002, approval was given to change the company’s name to Bradesco Consórcios Ltda. and its principal place of business to Osasco, SP.

These acts were ratified by the Brazilian Central Bank (BACEN) on July 22, 2002.

On December 9, 2002, Bradesco Consórcios commenced the sale of consortium quotas exclusively to Bradesco Organization employees.

On January 21, 2003, Bradesco commenced the sale of consortium quotas to its account holders and non-account holders.

At June 30, 2003, a total of 31 thousand consortium quotas had been sold, with billings in excess of R$ 1.0 billion.

The first online meeting of Bradesco Consortium holders was held on February 26, 2003 and by June 30, 2003, 10 meetings had been held.

Up to June 30, 2003, a total of 841 items had been received by consortium group participants.

The company uses all the facilities of the Bradesco Organization customer service network to commercialize the products offered.

The consortium groups managed by the former company are now closed.

Mission

The company’s mission is to manage consortium plans and groups for consumer and corporate purchasers regardless of whether they are Bradesco account holders or not, and to operate in the light and heavy vehicle (including cars, trucks, tractors and combine harvesters) and real estate segments, maintaining excellent standards in the quality of the services offered and in consortium system practice, pursuant to regulations determined by the Brazilian Central Bank and in line with the Bradesco Organization’s philosophy.

Segmentation

The Bradesco Organization’s entry into this segment is part of its strategy to offer the most complete range of product and services possible to its customers.

Providing all income brackets with the opportunity to purchase items through the consortium quota system, filling a market lacuna at accessible prices and considering especially regarding real estate products, the country’s present housing deficit.

The Consortium segment is a complementary niche to regular banking activities and at present there are 3 million (*) consortium group members nationwide. According to information gathered, only 15% (*) of vehicles sold in Brazil are sold via the Consortium method.

At present an average 64.3 thousand (*) participants receive items monthly through this purchase method as compared to 61.3 thousand 12 months ago, an increase of 4.7% (*), including first homes and new cars and more than 20 other products sold through the consortium quota system.

In April, sales reached a record 134.9 thousand plans, a 12.4% increase over the balance for March, with Bradesco Consórcios making an important contribution towards this growth.

(*) Source: ABAC – Brazilian Association of Consortium Group Management Companies.

Representation

Bradesco plays a central role in this segment, providing Brazilians with more opportunities to acquire goods and real estate.

As a result of this activity our medium and long-term results will undoubtedly grow, with positive effects on our capacity to secure new customers.

Insurance (1)

Balance Sheet – In millions of reais

	2002		2003
	March	June	March	June
ASSETS
Current assets and long-term receivables	3,052	3,237	3,572	3,789
Securities	1,589	1,512	1,814	1,935
Insurance transactions and other accounts receivable	1,463	1,725	1,758	1,854
Permanent assets	1,986	2,084	2,054	2,304

Total	5,038	5,321	5,626	6,093

LIABILITIES
Current and long-term liabilities	2,698	3,060	2,854	3,154
Tax and social security contributions	463	528	591	573
Insurance-related payables	188	258	223	371
Other liabilities	694	796	352	378
Technical reserves	1,353	1,478	1,688	1,832
Minority interest	40	85	51	51
Stockholders’ equity of the parent company	2,300	2,176	2,721	2,888

Total	5,038	5,321	5,626	6,093

Statement of Income - In millions of reais

	2002			2003
	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half
Earned premiums	1,156	1,263	2,419	1,328	1,471	2,799
Retained claims	(861)	(918)	(1,779)	(1,035)	(1,231)	(2,266)
Selling expenses	(131)	(144)	(275)	(156)	(160)	(316)
Other operating income (expenses)	1	(6)	(5)	17	16	33
Contribution margin	165	195	360	154	96	250
Administrative costs	(138)	(171)	(309)	(169)	(181)	(350)
Taxes	(18)	(10)	(28)	(24)	(17)	(41)
Financial results	85	71	156	79	82	161
Operating income	94	85	179	40	(20)	20
Non-operating income	(23)	(8)	(31)	(7)	(14)	(21)
Results on investments in subsidiary and
associated companies	125	115	240	129	111	240
Minority interest	--	(5)	(5)	--	--	--
Income before income tax and social contribution	196	187	383	162	77	239
Income tax and social contribution	(27)	(11)	(38)	(9)	17	8

Net income	169	176	345	153	94	247

N.B. Includes insurance premiums issued by Bradesco Vida e Previdência S.A. (with VGBL).
(1)	The Financial Statements presented above are consolidated and include: Bradesco Seguros, Indiana Seguros, Bradesco Saúde, União Novo Hamburgo de Seguros and Finasa Seguradora S.A.

Performance Ratios

	%
	2002		2003
	March	June	March	June
Claims ratio (1)	71.8	70.9	71.8	71.6
Selling ratio (2)	11.4	11.4	11.7	11.3
Combined ratio (3)	99.0	98.8	102.6	104.8
Expanded combined ratio (4)	92.2	92.8	96.8	99.1
Administrative expense ratio (5)	11.7	12.6	12.4	12.2

(1)	Retained claims (excluding withdrawals on life insurance from 2002 and withdrawals on VGBL from 2003)/earned premiums.
(2)	Selling expenses/earned premiums.
(3)	(Retained claims + Selling expenses + Administrative costs + Taxes + Other operating expenses)/earned premiums.
(4)	(Retained claims + Selling expenses + Administrative costs + Taxes + Other operating expenses)/(Earned premiums + Financial result on earned premiums).
(5)	Administrative expenses/earned premiums.

Insurance Premium
Market Share (%)

Bradesco Seguros secured R$ 3.5 billion in premiums and maintained its industry leadership with a 25.0% market share. An amount of R$ 14.2 billion was secured in premiums by this sector up to May 2003.

Growth in Technical Reserves
In millions of reais

Growth in Guaranteeing Assets of Technical Reserves
In millions of reais

Earned Premiums by Insurance Line

	In millions of reais
	2002			2003
Insurance	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half
Health	557	582	1,139	618	630	1,248
Auto/RCF (a)	274	313	587	327	346	673
Life/AP(b) /VGBL(c)	223	255	478	265	381	646
Basic Lines	66	88	154	81	89	170
DPVAT(d)	36	25	61	37	25	62

Total	1,156	1,263	2,419	1,328	1,471	2,799

(a)	Optional third-party liability.
(b)	Personal accident.
(c)	Long-term life products.
(d)	Compulsory vehicle insurance.

In the first half of 2003, the Company’s earned premiums grew by 15.7% compared to the same period in 2002.

Earned Premiums by Insurance Line - Accumulated to June - (%)

Total Claims Ratio - Prior 12 months (%)

N.B. Retained claims (from 2002, excluding Life redemptions and from 2003 VGBL redemptions)/Earned premiums.

Number of Policyholders - Thousand

Up to June 30, 2003, the number of customers grew by 5.4% for the six-month period in comparison to the same period in 2002.

Bradesco Saúde continues to maintain its outstanding market position, especially in the corporate health insurance segment. Brazilian consumers are increasingly convinced that Health and Dental Insurance are the best alternatives for meeting their medical, hospital and dental care needs. At present, Bradesco Saúde has more than 2.3 million customers.

The increasing number of beneficiaries employed by micro, small and medium companies, as well as major corporations that have contracted Bradesco Saúde, confirms the company’s high level of expertise and personalization in Corporate Insurance services, a distinct advantage in the Health Insurance market.

Approximately 11 thousand companies in Brazil have acquired Bradesco Health Insurance. Out of the 100 largest companies in Brazil, 35 are Bradesco clients in the Health and Dental Health lines and out of the country’s 10 largest companies, 60% are Bradesco Saúde clients.

Emphasis should also be given to the practical nature of the Bradesco Saúde Portal (http://www.bradescosaude.com.br), which, in addition to providing information on available products, also offers a number of services to policyholders, prospects and brokers.

The Bradesco Insurance Group occupies a leadership position in the Basic Line Brazilian market, which comprises the following main types of insurance, named and operating risks, national and international transport, oil risks, engineering risks, third-party liability and aircraft risks, among others.

In the mass market insurance segment, focusing on consumer and small and medium corporate customers, the results achieved from policy sales continue significant, particularly Bradesco Seguro Residencial Simplificado (Bradesco Simplified Residential Insurance).

In the Corporate Insurance area, the Group consolidated its leadership position, insuring business conglomerates operating in the automobile, mining, steel, oil, electrical power, agribusiness, paper and pulp, chemical, aluminum and aircraft industries, confirming the Bradesco Insurance Group’s significant presence among Brazil’s major corporations.

The Automotive and RCF (Optional Third Party Liability) line posted an important increase in the number of policyholders and the technically correct pricing policy was maintained. Emphasis should also be given to the implementation of the differentiated services which add value to products, such as discounts given through the nationwide customer service networks and the increase in the number of relationships with brokers which are carried out exclusively online via the Internet.

With R$ 591 million in accumulated premiums from January to May 2003, the Company maintained its leadership of the Auto line a 5.2% increase over the amount determined by the second-ranked company (source: SUSEP).

Awards

1.

On April 25, Bradesco Seguros won the Top de Marketing 2003 award given by the Brazilian Association of Sales and Marketing Directors – ADVB with the following case: “Bradesco Seguros. Liderança de ponta a ponta é isso: 1ª em share of market, e agora também a 1ª em top of mind”.

2.

The Bradesco Seguros website, which had already won the iBEST internet award in the Insurance and Revelation categories in 2002, also won this year’s Grand Prix “internet oscar” awarded by popular vote and the site was also rated best Insurance category site by the Academy and popular votes.

Vida e Previdência (Private Pension Plan) (1)

Balance Sheet – In millions of reais

	2002		2003
	March	June	March	June
ASSETS
Current assets and long-term receivables	12,866	13,655	19,055	20,783
Funds available	19	32	16	24
Interbank investments	16	17	18	19
Securities	12,453	13,231	18,661	20,355
Insurance operations and other accounts receivable	378	375	360	385
Permanent assets	301	315	252	256

Total	13,167	13,970	19,307	21,039

LIABILITIES
Current and long-term liabilities	12,121	12,793	18,126	19,695
Tax and social security contributions	190	285	349	402
Operating liabilities for Insurance and Private Pension Plans	92	73	72	91
Other liabilities	157	94	36	32
Technical reserves	11,682	12,341	17,669	19,170
Stockholders' equity	1,046	1,177	1,181	1,344

Total	13,167	13,970	19,307	21,039

Statement of Income - In millions of reais

	2002			2003
	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half
Retained premiums	222	572	794	769	916	1,685
Variations in premium reserves	(10)	(354)	(364)	(506)	(555)	(1,061)
Earned premiums	212	218	430	263	361	624
Retained claims	(120)	(108)	(228)	(190)	(284)	(474)
Selling expenses – Insurance	(46)	(49)	(95)	(56)	(54)	(110)
Other operating income (expenses)	19	17	36	35	35	70
Income from net contributions	298	389	687	151	387	538
Expenses with benefits/matured plans	(349)	(344)	(693)	(399)	(463)	(862)
Selling expenses - Pension Plans	(30)	(23)	(53)	(25)	(24)	(49)
Administrative expenses	(43)	(47)	(90)	(50)	(47)	(97)
Tax expenses	(5)	(8)	(13)	(3)	(5)	(8)
Financial income	475	360	835	1,242	973	2,215
Financial expenses	(274)	(254)	(528)	(825)	(736)	(1,561)
Equity income and expenses	3	2	5	2	2	4
Non-operating income	(1)	(2)	(3)	1	(1)	--
Income before taxes and contributions	139	151	290	146	144	290
Taxes and contributions on income	(46)	(45)	(91)	(48)	(42)	(90)

Net income	93	106	199	98	102	200

(1)	Including BBV Previdência e Seguradora Brasil S.A. from June 2003.

Income from Plans – Market Share (%)

Since its foundation in 1981, Bradesco Vida e Previdência has recorded consistently high levels of growth confirming its leadership of a sector which from the early nineties has shown considerable potential for expansion.

Income from its private pension plans has grown some 43.3% per year over the last five years, enabling the company to maintain its leadership position with 38.3% of the market, the result of a sound product development policy structured around innovative and flexible options.

Products bearing the Bradesco Vida e Previdência hallmark reflect the company's efforts to remain ahead of its time, sensitive to future trends.

Growth in Technical Reserves
In millions of reais

Providing a secure option for participants, policyholders and beneficiaries, Bradesco Vida e Previdência has recorded an increasing growth rate in the volume of its technical reserves. During the first half, technical reserves presented an increase of 20.5% over the same period in 2002, highlighting the company's capacity to meet the commitments assumed.

Bradesco Vida e Previdência's unquestionable commitment to providing a care-free future for its participants has ensured its ranking as Brazil's largest listed supplementary pension plan company.

Growth in Guaranteeing Assets of Technical Reserves
In millions of reais

Private Pension Plan and VGBL Investment Portfolio - Market
Share (%)

Reflecting the growth in income from private pension plans, Bradesco Vida e Previdência ended the first half of 2003 with a high level of capitalization. The investment portfolio presents an ongoing growth in financial volume and results, well above the required volume of technical reserves.

The company's success and commitment to the implementation of its policies are confirmed by its 52.1% share of this segment, one of most important market indicators.

Increase in Number of Participants - Thousand

During the six-month period, Bradesco Vida e Previdência signed new contracts for individual and company plans, which accounted for a 4.6% increase in the number of participants compared to the performance recorded for the same period in 2002. Total plan participants surpassed the 1.2 million mark.

Savings Bonds (1)

Balance Sheet – In millions of reais

	2002		2003
	March	June	March	June
ASSETS
Current assets and long-term receivables	1,563	1,532	1,863	1,946
Securities	1,479	1,446	1,787	1,871
Accounts receivable and other accounts receivable	84	86	76	75
Permanent assets	305	366	342	294

Total	1,868	1,898	2,205	2,240

LIABILITIES
Current and long-term liabilities	1,502	1,580	1,930	1,906
Tax and social security contributions	155	169	178	195
Other liabilities	10	46	96	13
Technical reserves	1,337	1,365	1,656	1,698
Stockholders' equity	366	318	275	334

Total	1,868	1,898	2,205	2,240

Statement of Income - In millions of reais

	2002			2003
	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half
Income from savings bonds	192	230	422	249	301	550
Variation in technical reserves	1	(30)	(29)	(35)	(40)	(75)
Redemption of bonds	(181)	(191)	(372)	(197)	(256)	(453)
Bonds redeemed	(166)	(184)	(350)	(191)	(253)	(444)
Winning bonds	(15)	(7)	(22)	(6)	(3)	(9)
Financial income	55	56	111	58	81	139
Administrative expenses	(16)	(18)	(34)	(17)	(20)	(37)
Equity results	11	16	27	2	6	8
Income before taxes	62	63	125	60	72	132
Income tax and social contribution	(17)	(15)	(32)	(19)	(21)	(40)

Net income	45	48	93	41	51	92

(1)	Includes: Bradesco Capitalização and Atlântica Capitalização (formerly BCN Capitalização).

Bradesco Capitalização’s outstanding position in the premium bond market is the result of its transparent operating policy, which is focused on the deployment of products in line with potential consumer demand.

The company is consolidating its outstanding position in diverse regions and holds a leadership position in four Brazilian states, according to the latest figures for May published by SUSEP. The company’s market share in these states was as follows: 32.7% in Bahia, 27.9% in Amazonas, 26.5% in Santa Catarina and 23.3% in São Paulo.

In pursuit of a bond which is suited to its customers’ different profiles and budgets, the company developed a number of products varying in accordance with the type of payment (single or monthly), contribution terms, regularity of draws (weekly or monthly) and related prize amounts. This phase brought the company closer to the general public and consolidated the success of its “Pé Quente” (Lucky Bond) savings bond series.

Bradesco Capitalização was the first private savings bond company in Brazil to receive ISO9002 accreditation and in December 2002 this certificate was upgraded to the 2000 Version. ISO 9001:2000. This accreditation from Fundação Vanzolini attests to the management quality of Bradesco savings bonds and confirms the principles on which their creation was based: good products, good services and continuous growth.

Income from Plans
Market Share (%)

Technical Reserves
Market Share (%)

Growth in Technical Reserves - In millions of reais

With its fast-growing volume of technical reserves, Bradesco Capitalização surpassed the mark of R$ 1.7 billion in the first six months of 2003, presenting a growth rate of 24.47% compared to the same period in 2002. According to data from SUSEP for May 2003, the company has 21.78% of the total market volume of technical reserves.

These results transmit confidence and confirm the company’s financial soundness and capacity to honor the commitments assumed with its customers.

Growth in Assets guaranteeing Technical Reserves - In millions of reais

Number of Customers - Thousand

Outstanding Savings Bonds - Thousand

In line with its customer loyalty building policy focused on customer service and the offer of innovative products, the number of Bradesco Capitalização customers increased by 30% in the first six-month period of 2003, compared to the same period in 2002, totaling 2.7 million. The outstanding savings bond portfolio also presented a significant 25% increase over the same period in the prior year, reaching a total of 7.6 million outstanding bonds.

Highlights

Bradesco Capitalização was highlighted in an article published in the April edition of the Conjuntura Econômica magazine, in which it was ranked as leader of its corresponding sector, based on a study conducted by Austin Rating. The methodology used to rank the best companies considered indicators such as stockholders’ equity, liquidity and profitability.

Awards

Bradesco Capitalização received the Top de Marketing 2003 award, given by the Brazilian Association of Sales and Marketing Directors - ADVB for the following case: “Título de Capitalização Pé Quente Reserva Especial em proeza inédita: quebra paradigma e conquista público de alta renda”. This award is designed to give proper recognition for the work of organizations which demonstrate excellence in sustaining their products, services or trademarks through innovative and consistent marketing tactics.

Risk Ratings – Bank

FITCH ATLANTIC RATINGS								MOODY´S INVESTORS SERVICE									AUSTIN RATING
International Sale						National Sale		International Sale						National Sale		Financial Quality	National Sale
Individual	Support	Foreign Country		Local Currency		National		Foreign Currency Deposit		Foreign Currency Debt		Local Currency Deposit		Deposits			Financial Soundness
		Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term
A	1	AAA	F1	AAA	F1	AAA(bra)	F1+(bra)	Aaa	P-1	Aaa	P-1	Aaa	P-1	Aaa.br	BR-1	A	AAA
A/B	2	AA+	F2	AA+	F2	AA+(bra)	F1(bra)	Aa1	P-2	Aa1	P-2	Aa1	P-2	Aa1.br	BR-2	A-	AA
B	3	AA	F3	AA	F3	AA(bra)	F2(bra)	Aa2	P-3	Aa2	P-3	Aa2	P-3	Aa2.br	BR-3	B+	A
B/C	4	AA-	B	AA-	B	AA-(bra)	F3(bra)	Aa3	NP	Aa3	NP	Aa3	NP	Aa3.br	BR-4	B	BBB
C	5	A+	C	A+	C	A+(bra)	B(bra)	A1		A1		A1		A1.br		B-	BB
C/D		A	D	A	D	A(bra)	C(bra)	A2		A2		A2		A2.br		C+	B
D		A-		A-		A-(bra)	D(bra)	A3		A3		A3		A3.br		C	CCC
D/E		BBB+		BBB+		BBB+(bra)		Baa1		Baa1		Baa1		Baa1.br		C-	CC
E		BBB		BBB		BBB(bra)		Baa2		Baa2		Baa2		Baa2.br		D+	C
		BBB-		BBB-		BBB-(bra)		Baa3		Baa3		Baa3		Baa3.br		D
		BB+		BB+		BB+(bra)		Ba1		Ba1		Ba1		Ba1.br		D-
		BB		BB		BB(bra)		Ba2		Ba2		Ba2		Ba2.br		E+
		BB-		BB-		BB-(bra)		Ba3		Ba3		Ba3		Ba3.br		E
		B+		B+		B+(bra)		B1		B1		B1		B1.br
		B		B		B(bra)		B2		B2		B2		B2.br
		B-		B-		B-(bra)		B3		B3		B3		B3.br
		CCC		CCC		CCC(bra)		Caa1		Caa1		Caa1		Caa1.br
		CC		CC		CC(bra)		Caa2		Caa2		Caa2		Caa2.br
		C		C		C(bra)		Caa3		Caa3		Caa3		Caa3.br
		DDD		DDD		DDD(bra)		Ca		Ca		Ca		Ca.br
		DD		DD		DD(bra)		C		C		C		C.br
		D		D		D(bra)
N.B Bradesco's Risk Ratings are among the highest attributed to Brazilian Banks.
Fitch Ratings and Atlantic Rating were merged in the first half of 2003.

Risk Ratings – Insurance and Savings Bond Companies

Insurance					Savings Bond
FITCH ATLANTIC RATINGS		STANDARD & POOR'S	SR RATING		STANDARD & POOR'S
National Scale	International Scale	National Scale	International Scale	National Scale	National Scale
AAA(bra)	AAA	brAAA	AAASR	brAAA	brAAA
AA+(bra)	AA+	brAA+	AA+SR	brAA+	brAA+
AA(bra)	AA	brAA	AASR	brAA	brAA
AA-(bra)	AA-	brAA-	AA-SR	brAA-	brAA-
A+(bra)	A+	brA+	A+SR	brA+	brA+
A(bra)	A	brA	ASR	brA	brA
A-(bra)	A-	brA-	A-SR	brA-	brA-
BBB+(bra)	BBB+	brBBB+	BBB+SR	brBBB+	brBBB+
BBB(bra)	BBB	brBBB	BBBSR	brBBB	brBBB
BBB-(bra)	BBB-	brBBB-	BBB-SR	brBBB-	brBBB-
BB+(bra)	BB+	brBB+	BB+SR	brBB+	brBB+
BB(bra)	BB	brBB	BBSR	brBB	brBB
BB-(bra)	BB-	brBB-	BB-SR	brBB-	brBB-
B+(bra)	B+	brB+	B+SR	brB+	brB+
B(bra)	B	brB	BSR	brB	brB
B-(bra)	B-	brB-	B-SR	brB-	brB-
CCC(bra)	CCC	brCCC	CCCSR	brCCC	brCCC
CC(bra)	CC	brCC	CCSR	brCC	brCC
C(bra)	C	brC	CSR	brC	brC
	DDD	brD	DSR	brD	brD
DD
D

Ranking

Source	Criteria	Position
Forbes “International 500”	Overall/Revenue	166th (Worldwide)
Forbes “International 500”	Banks/Revenue	1st (Brazil) 26th (Worldwide)
Fortune “Global 500”	Banks/Revenue	1st (Brazil) 46th (Worldwide)
Fortune “Global 500”	Overall/Revenue	337th (Worldwide)
Ranking - Bradesco Seguros

Global Finance	Best Insurance Companies - Property	1st (Latin America)
Insurer

Awards

Bradesco was rated best financial institution in a poll carried out by IBOPE for the National Association of Construction Material Retailers (Anamaco). This traditional award reveals the best institution based on customer satisfaction levels. IBOPE interviewed 1,352 retailers in all of Brazil’s states.

For the second year running, Bradesco was considered best Brazilian Retail Bank by Austin Rating/ Conjuntura Econômica magazine, published by Fundação Getulio Vargas. The Bank received the Prêmio Comunicação 2002 award as Best Advertiser of the Year, from the Brazilian Advertising Association (ABP), the main representative of Brazilian advertising activities.

In the second quarter of this year, Bradesco Investment Funds took the Top de Gestão de Fundos 2003 award by Valor Econômico newspaper, in the Derivative and Balanced funds category.

Bradesco also received an award for excellence in customer service Prêmio Consumidor Moderno de Excelência em Serviços ao Cliente 2003. According to a study prepared by the Business Standard magazine in partnership with the Center for Banking Excellence of Fundação Getulio Vargas in São Paulo, Bradesco Internet Banking was rated best Brazilian Internet Banking service for the second year in a row.

Bradesco also received the e-finance 2003 award given by the Executivos Financeiros magazine in three categories: Internet Banking with ShopCredit, Corporate Internet Banking with Bradesco Net Empresa and Self-service/Security with Letras de Acesso Bradesco Dia e Noite.

Confirmed as overall winner of the iBest 2003, the Bradesco Organization received eight awards at this year’s “internet oscars” ceremony. For the seventh consecutive year, Bradesco was ranked first place in the “Banks” category. Bradesco Seguros won the Grand Prix as the most voted site at the 2003 awards.

Bradesco was also ranked first place among “Brazil’s 100 most-wired Companies” by INFO Exame magazine which rates companies at the vanguard in terms of Information Technology (IT). As well as leading the overall ranking, Bradesco was also rated leader in two other categories: the most-wired banking sector company, among 17 economic segments under analysis and leader in São Paulo in the ranking which rates Brazil’s six most industrialized states.

Sociocultural Events

Bradesco is a benchmark in social responsibility, implementing innumerous sociocultural projects and events which help to promote citizenship values in Brazil.

In the first six months of 2003, Bradesco gave support to innumerous social projects. These comprised regional, sector or professional venues, including trade fairs, seminars, congresses and community events.

As part of its strategy to provide incentives to agricultural development in Brazil’s interior, Bradesco was present in events such as the Agricultural Fair in Londrina, Paraná, the Cerrado Agrishow in Rondonópolis, Mato Grosso and the Agrishow in Ribeirão Preto, São Paulo, which is the third largest farming technology exposition in the world. The Organization was also present at the International Machinery and Equipment Fair (Feimafe), recognized as one of the most traditional and important fairs in this segment.

Bradesco sponsored a number of important cultural events during the period, including the Parintins Folklore Festival in Amazonia, one of the Country’s most important cultural expressions, as well as the Summer Festival and Carnival in Salvador and the St John’s Day Festival in Caruaru, in Pernambuco, events which attract an increasing number of visitors each year.

For the fourth year running, Bradesco Seguros sponsored the Rio de Janeiro Book Bienal, now in its 11th year. The insurance company presented a number of books published under its sponsorship including “Aquarelas – Brasil XIX: Paisagem, Flores e Frutos” (19th Century Brazilian Watercolors: Landscapes, Flowers and Fruit), “Poesia Completa – Carlos Drummond de Andrade” (The Complete Anthology), “Documentos Históricos do Brasil” (Historical Documents of Brazil), among others. Bradesco Seguros was also one of the most important sponsors of the Dell'Arte series of International Classical Concerts which brought to Brazil the Russian Chamber Ensemble from Moscow, the Dutch ensemble Combattimento Consort from Amsterdam, specialized in baroque music and the Symphony Orchestra Giuseppe Verdi from Milan, one of the most important symphony orchestras in Italy, with special guest pianist, Nelson Freire.

In the educational area, the Bradesco Foundation extended its activities with the opening of its 39th school in Boa Vista, Roraima, the only state in Brazil still without a Bradesco Foundation school. More than 105 thousand students receive free education at the Foundation’s schools all over Brazil.

In the second quarter, BCN organized its XIII Sports Training Center Festival, with basketball and volleyball games which attracted more than 7,000 people including students, parents, instructors and professional athletes in Osasco, São Paulo. Created 15 years ago, the BCN project provides the opportunity for thousands of young girls from 10 to 15 years of age to practice sports. BCN’s main women’s professional volleyball team was the 2002/2003 super-league champion.

Corporate Organization Chart

MAJOR STOCKHOLDERS

MAIN SUBSIDIARES AND ASSOCIATED COMPANIES

Administrative Body

Fundação Bradesco – The Bradesco Organization’s Social Arm

Background

The Bradesco Foundation, a not-for-profit entity, headquartered at Cidade de Deus, Osasco (SP), was founded in 1956 and declared to be of Federal Public Utility by Decree 86,238, on July 30, 1981.

Convinced that education lies at the roots of equal opportunity and personal and collective fulfillment, the Bradesco Foundation currently maintains 39 schools installed as priority in the country’s most underprivileged regions, in all of Brazil’s states and in the Federal District.

Objectives and Goals

Through its pioneer action in private social investment, the Bradesco Foundation’s chief mission is to provide formal quality education to children, young people and adults ensuring that they receive the qualifications required to achieve personal fulfillment through their work and the exercising of their rights and duties as citizens.

Accordingly, the Foundation has expanded its activities yearly, increasing the number of students matriculated in its schools from 13,080 to more than 103,000 over the last twenty-three years. The Bradesco Foundation schools offer education free-of-charge at pre, junior and high school levels, as well as basic professional and technical training in IT, electronics, industry, management and agriculture and livestock raising. Distance learning is also offered as part of its Youth and Adult Education programs.

Important Events

The 39th Bradesco Foundation School, in the city of Boa Vista, Roraima, opened its doors on February 6 this year with modern facilities and the capacity to attend more than 1,200 students.

On March 9, all the Foundation Schools took part in Brazil’s “National Voluntary Action Day”. More than 190 thousand people benefited from activities promoted in the leisure and entertainment, education, culture, sports, prevention and healthcare, community development and citizenship action areas. Four thousand volunteers participated, including students, parents, teachers and professionals from partner organizations, providing more than 200 quality services to community members residing in the vicinity of the Foundation schools.

During the period, Bradesco announced the construction of another Bradesco Foundation School in the town of Osasco (SP), located in the Jardim Conceição neighborhood, the school will have the capacity to attend approximately 2,000 students from the local community.

School Locations

The majority of the Foundation's educational units are located on the outskirts of major cities or in rural areas where there is a significant lack of educational and welfare assistance. Thousands of students in all four corners of Brazil are given the opportunity to study at the Foundation schools.

School	Students	School	Students	School	Students
Aparecida de Goiânia - GO	2,527	Itajubá - MG	2,147
Bagé - RS	1,833	Jaboatão - PE	2,330
Boa Vista - RR	1,869	João Pessoa - PB	2,124
Bodoquena - MS	1,187	Laguna - SC	2,042	Basic Professional Education
Cacoal - RO	1,849	Macapá - AP	2,253	Rural Area - Artificial Insemination
Campinas - SP	3,359	Maceió - AL	2,443
Canuanã - TO	1,207	Manaus - AM	3,303
Caucaia - CE	2,440	Marília - SP	3,877	Cáceres - MT	200
Ceilândia - DF	3,445	Natal - RN	2,265	Campinas - SP	390
Cidade de Deus - Osasco, SP		Paragominas - PA	2,066	Campo Grande - MS	250
Unit I	4,152	Paranavaí - PR	2,148	Goiânia - GO	200
Unit II	2,816	Pinheiro - MA	2,067	Igarapé - MG	200
Basic Supplementary		Propriá - SE	2,152	Uberaba - MG	440
Education Telecenters in Companies	8,567
Professional Training Centers	6,068	Registro - SP	2,165
		Rio Branco - AC	2,020	Subtotal	1,680
		Rio de Janeiro - RJ	4,518
Conceição do Araguaia - PA	1,944	Rosário do Sul - RS	940
Cuiabá - MT	1,905	Salvador - BA	2,119
Feira de Santana-BA	488	São João Del Rei - MG	2,124	Total (*)	105,151
Garanhuns-PE	550	São Luis - MA	2,492
Gravataí - RS	3,123	Teresina - PI	2,250	(*) Projected for 2003.
Irecê - BA	2,222	Vila Velha - ES	2,075

Fundação Bradesco – An Education Project the Size of Brazil.

Financing

The Bradesco Foundation activities are funded exclusively by resources from its own income and donations made by the Bradesco Organization Companies.

Investments in 2002	Budget for 2003
R$ 123.3 million	R$ 128.9 million

Courses – Grades – Forecast for 2003

	Students	% of Total
Infant	3,388	3.22
Junior and Middle	29,709	28.25
High School and Technical Training	16,366	15.57
Youth and Adult Education	20,734	19.72
Basic Professional Training	34,954	33.24

Total	105,151	100.0

Student Profile

Increase in Student Numbers

Statement of Social Responsibility – For the First Half of 2003 (1H03)

1) Calculation Basis	1H03 (in thousands of reais)	1H02 (in thousands of reais)
Net revenue (RL) (1)	4,588,565	3,357,165
Operating income (RO)	1,999,071	1,155,648
Gross payroll (FPB)	2,201,013	1,884,107

2) Internal Social Indicators	In Thousand of reais	% of FPB	% of RL	In Thousand of reais	% of FPB	% of RL
Meals	185,741	8.4	4.0	163,077	8.7	4.9
Compulsory social charges	391,281	17.8	8.5	341,464	18.1	10.2
Private pension plans	135,415	6.2	3.0	63,715	3.4	1.9
Healthcare insurance	86,687	3.9	1.9	90,707	4.8	2.7
Safety and medical care in the workplace	--	--	--	--	--	--
Education	--	--	--	--	--	--
Culture	--	--	--	--	--	--
Professional qualification and training	29,993	1.4	0.7	21,108	1.1	0.6
On-site child care/child care benefit	13,968	0.6	0.3	14,770	0.8	0.4
Employee profit sharing	79,573	3.6	1.7	63,731	3.4	1.9
Other	19,584	0.9	0.4	19,259	1.0	0.6
Total – Internal social indicators	942,242	42.8	20.5	777,831	41.3	23.2

3) External social indicators	In Thousand of reais	% of RO	% of RL	In Thousand of reais	% of RO	% of RL
Education	32,440	1.6	0.7	25,592	2.2	0.8
Culture	6,898	0.4	0.2	6,873	0.6	0.2
Health and basic sanitation	2,296	0.1	--	834	0.1	--
Sports	4,569	0.2	0.1	2,477	0.2	0.1
Prevention of hunger and food security	532	--	--	118	--	--
Other	3,367	0.2	0.1	2,964	0.3	0.1
Total contribution to society	50,102	2.5	1.1	38,858	3.4	1.2
Taxes (excluding social charges)	1,242,748	62.2	27.1	896,536	77.5	26.7
Total – External social indicators	1,292,850	64.7	28.2	935,394	80.9	27.9

4) Environmental Indicators	In Thousand of reais	% of RO	% of RL	In Thousand of reais	% of RO	% of RL
Investments related to company production/operation	-	-	-	-	-	-
Investments in external programs/projects	-	-	-	-	-	-
Total investments in environment protection	-	-	-	-	-	-

As regards the establishment of “annual goals” for	( ) has no established goals	( ) has no established goals
minimizing waste, general production/operation	( ) complies (0% to 50%)	( ) complies (0% to 50%)
consumption and the efficient use of natural resources,	( ) complies (51% to 75%)	( ) complies (51% to 75%)
the company:	( ) complies (76% to 100%)	( ) complies (76% to 100%)

5) Employee Indicators	1H03	1H02
Employees at the end of the period	78,148	73,688
Admissions during the period	6,797	6,203
Outsourced employees	7,809	7,101
Trainees/interns	514	915
Employees older than 45	5,423	5,488
Women employees	34,814	32,364
% of management positions held by women	17.9%	16.8%
Black employees (2)	N/A	N/A
% of management positions held by blacks	N/A	N/A
Disabled employees or employees with special needs	629	578

6) Significant information regarding the level of corporate citizenship	1H03	Goals for 1H04
Ratio between maximum and minimum salary	N/A	N/A
Total number of accidents in the workplace	186	N/A
The company’s social and environmental projects were established by:	( ) directors	( x ) directors and managers	( ) all employees	( ) directors	( x ) directors and managers	( ) all employees
Workplace safety and health standards were defined by:	( ) directors	( ) all employees	( x ) all + CIPA	( ) directors	( ) all employees	( x ) all + CIPA
As regards freedom of trade union activities, collective bargaining rights and internal employee representation. the company:	( x ) does not interfere	( ) complies with OIT rules	( ) encourages activities and complies OIT rules	( x ) does not interfere	( ) complies with OIT rules	( ) encourages activities and complies OIT rules
Private pension plans are offered to:	( ) directors	( ) directors and managers	( x ) all employees	( ) directors	( ) directors and managers	( x ) all employees
The company’s profit sharing plan is distributed to:	( ) directors	( ) directors and managers	( x ) all employees	( ) directors	( ) directors and managers	( x ) all employees
When selecting suppliers, the ethical, social and environmental responsibility standards adopted by the company:	( ) are not considered	( ) are suggested	( x ) are required	( ) are not considered	( ) are suggested	( x ) are required
As regards the participation of employees in voluntary work programs, the company:	( x ) does not interfere	( ) gives support	( ) organizes and encourages participation	( x ) does not interfere	( ) gives support	( ) organizes and encourages participation
Total number of consumer complaints:	at the company N/A	at Procon (3) N/A	at Court level N/A	at the company N/A	at Procon (3) N/A	at Court level N/A
% of complaints resolved:	at the company N/A	at Procon (3) N/A	at Court level N/A	at the company N/A	at Procon (3) N/A	at Court level N/A
Total Added Value to be Distributed (in thousands of reais)	1H03: R$ 3,894,026		1H02: R$ 3,405,771
Distribution of Added Value (DVA):	24.9% government	48.7% employees	25.8% government	47.7% employees
	16.3% stockholders	10.1% retained	9.3% stockholders	17.2% retained

7) Other Information

(1)	Net revenue (RL) corresponds to Income from Financial Intermediation.
(2)	N/A: not available.
(3)	Consumer Protection Agency

Independent auditors’ report on supplementary account information

To
The Administrative Council and Stockholders
Banco Bradesco S.A.
Osasco - SP

We have examined, in accordance with auditing standards generally accepted in Brazil, the financial statements of Banco Bradesco S.A. and the consolidated financial statements of Banco Bradesco S.A. and its subsidiaries as of and for the semesters ended June 30, 2003 and 2002 and have issued our an unqualified report, dated July 28, 2003.

Our examinations were made for the purpose of forming an opinion on the financial statements of Banco Bradesco S.A., and on the consolidated financial statements of Banco Bradesco S.A. and its subsidiaries taken as a whole. In connection with our examinations, we have performed a review of the supplementary account information included in the Report on Economic and Financial Analysis that is presented exclusively for the purpose of additional analysis and is not a required part of the financial statements.

Based in our examinations, we are not aware of any significant modifications that should be made to the supplementary account information for it to be presented adequately, in all material respects, in relation to the financial statements taken as a whole.

July 28, 2003

KPMG Auditores Independentes
CRC 2SP014428/O-6

Walter Iório	Cláudio Rogélio Sertório
Accountant CRC 1SP084113/O-5	Accountant CRC 1SP212059/O-0

4 – Consolidated Balance Sheets and Statements of Income - 1998 to 2003

(A free translation of the original in Portuguese
prepared in conformity with accounting practices
a dopted in Brazil)

Banco Bradesco SA
Consolidated Balance Sheet - In thousands of reais
		DECEMBER
ASSETS	06/2003	2002	2001	2000	1999	1998
CURRENT ASSETS AND LONG-TERM RECEIVABLES	149,315,815	137,301,711	105,767,892	90,693,025	75,136,910	62,635,794
FUNDS AVAILABLE	1,772,881	2,785,707	3,085,787	1,341,653	827,329	709,803
INTERBANK INVESTMENTS	20,995,788	21,472,756	3,867,319	2,308,273	2,590,599	5,167,038
Open market investments	17,514,259	19,111,652	2,110,573	1,453,461	1,890,828	4,449,356
Interbank deposits	3,482,756	2,370,345	1,760,850	854,815	699,771	718,125
Provision for losses	(1,227)	(9,241)	(4,104)	(3)	--	(443)
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	42,795,532	37,003,454	40,512,688	33,119,843	29,196,857	19,705,200
Own portfolio	35,653,566	29,817,033	27,493,936	21,743,924	20,950,342	12,821,409
Subject to repurchase agreements	874,865	1,497,383	9,922,036	10,822,637	5,987,713	5,759,959
Subject to negotiation and intermediation of securities	--	--	526,219	9,394	157	295
Restricted deposits - Brazilian Central Bank	3,568,688	3,536,659	1,988,799	421,727	2,359,466	1,214,811
Privatization currencies	83,008	77,371	25,104	9,526	7,241	5,839
Subject to collateral provided	1,846,663	1,836,169	715,858	783,501	449,536	108,200
Derivative financial instruments	768,742	238,839	581,169	--	--	--
Allowance for mark-to-market	--	--	(740,433)	(670,866)	(557,598)	(205,313)
INTERBANK ACCOUNTS	14,809,374	12,943,432	5,141,940	5,060,628	6,454,553	5,536,959
Unsettled payments and receipts	591,809	16,902	10,118	6,920	7,635	189,329
Restricted deposits:
- Brazilian Central Bank	13,791,640	12,519,635	4,906,502	4,848,668	6,184,959	5,194,724
- National Treasury - Rural funding	578	578	712	660	599	779
- National Housing System - SFH	384,536	374,177	217,518	197,191	142,653	149,826
Interbank onlendings	--	--	--	2,024	116,733	1
Correspondent banks	40,811	32,140	7,090	5,165	1,974	2,300
INTERDEPARTMENTAL ACCOUNTS	215,081	191,739	176,073	111,636	49,018	38,661
Internal transfer of funds	215,081	191,739	176,073	111,636	49,018	38,661
CREDIT OPERATIONS	41,126,372	39,705,279	35,131,359	30,236,106	21,535,633	20,794,541
Credit operations:
- Public sector	196,314	254,622	199,182	275,479	154,266	111,141
- Private sector	44,718,813	42,842,693	37,689,671	32,244,482	22,848,128	21,553,453
Allowance for loan losses	(3,788,755)	(3,392,036)	(2,757,494)	(2,283,855)	(1,466,761)	(870,053)
LEASING OPERATIONS	1,392,775	1,431,166	1,567,927	1,914,081	1,712,343	1,688,761
Leasing receivables:
- Public sector	--	45	138	160	800	1,667
- Private sector	3,077,565	3,141,724	3,248,050	3,813,369	3,515,396	3,410,990
Unearned lease income	(1,556,528)	(1,560,278)	(1,557,642)	(1,760,305)	(1,490,803)	(1,485,780)
Allowance for leasing losses	(128,262)	(150,325)	(122,619)	(139,143)	(313,050)	(238,116)
OTHER RECEIVABLES	25,217,163	20,891,869	15,685,433	16,226,725	12,420,787	8,491,994
Receivables on guarantees honored	1,363	1,577	1,131	2,020	--	645
Foreign exchange portfolio	13,130,513	10,026,298	5,545,527	6,417,431	3,375,563	2,488,263
Income receivable	259,719	249,849	187,910	191,873	109,734	113,814
Negotiation and intermediation of securities	164,642	175,185	761,754	497,655	839,758	320,821
Specific credits	--	--	146,919	124,776	206,952	164,770
Insurance premiums receivable	1,142,694	920,724	995,662	818,773	994,718	825,162
Sundry	10,709,980	9,640,966	8,107,714	8,258,402	7,021,988	4,685,384
Allowance for other losses	(191,748)	(122,730)	(61,184)	(84,205)	(127,926)	(106,865)
OTHER ASSETS	990,849	876,309	599,366	374,080	349,791	502,837
Other assets	724,789	679,515	415,484	409,771	406,910	513,407
Allowance for losses	(255,535)	(243,953)	(164,290)	(171,876)	(166,447)	(199,753)
Prepaid expenses	521,595	440,747	348,172	136,185	109,328	189,183
PERMANENT ASSETS	5,173,459	5,483,319	4,348,014	4,185,458	5,186,682	4,702,082
INVESTMENTS	494,593	512,720	884,773	830,930	2,453,425	2,306,500
Investments in associated companies:
- Local	349,332	395,006	742,586	689,002	2,044,120	1,400,144
Other investments	506,058	439,342	452,871	525,316	753,901	1,148,977
Allowance for losses	(360,797)	(321,628)	(310,684)	(383,388)	(344,596)	(242,621)
PROPERTY AND EQUIPMENT IN USE	2,638,583	2,523,949	2,152,680	2,017,093	1,683,069	1,562,430
Land and buildings in use	1,707,658	1,748,409	1,475,581	1,491,847	1,415,720	1,395,530
Other fixed assets	3,847,718	3,459,950	2,988,008	2,705,577	2,285,918	2,169,300
Accumulated depreciation	(2,916,793)	(2,684,410)	(2,310,909)	(2,180,331)	(2,018,569)	(2,002,400)
LEASED ASSETS	27,471	34,323	46,047	10,688	17,026	22,351
Leased assets	50,458	51,198	51,214	19,421	18,451	38,860
Accumulated depreciation	(22,987)	(16,875)	(5,167)	(8,733)	(1,425)	(16,509)
DEFERRED CHARGES	2,012,812	2,412,327	1,264,514	1,326,747	1,033,162	810,801
Organization and expansion costs	1,242,459	1,037,559	874,970	731,717	477,058	553,354
Accumulated amortization	(681,030)	(568,525)	(481,127)	(391,417)	(190,510)	(207,627)
Goodwill on acquisition of subsidiaries, net of amortization	1,451,383	1,943,293	870,671	986,447	746,614	465,074
T O T A L	154,489,274	142,785,030	110,115,906	94,878,483	80,323,592	67,337,876

Banco Bradesco SA
Consolidated Balance Sheet - In thousands of reais
		DECEMBER
LIABILITIES AND STOCKHOLDERS' EQUITY	06/2003	2002	2001	2000	1999	1998

CURRENT AND LONG-TERM LIABILITIES	121,965,411	114,859,776	87,352,076	77,006,572	66,345,011	56,020,611
DEPOSITS	56,822,206	56,363,163	41,083,979	36,468,659	34,723,630	28,249,838
Demand deposits	11,524,911	13,369,917	8,057,627	7,500,518	6,803,429	4,976,836
Savings deposits	20,736,387	20,730,683	18,310,948	17,835,745	17,244,520	16,171,727
Interbank deposits	39,537	23,848	40,446	568,416	468,950	136,955
Time deposits	24,521,371	22,238,715	14,674,958	10,563,980	10,206,731	6,964,320
DEPOSITS RECEIVED UNDER SECURITY REPURCHASE AGREEMENTS	18,568,676	16,012,965	14,057,327	12,108,350	7,814,288	9,307,113
Own portfolio	1,882,930	915,946	12,178,855	10,696,199	5,973,260	5,729,892
Third-party portfolio	16,685,746	12,188,054	1,878,472	1,412,151	1,841,028	3,577,221
Unrestricted portfolio	--	2,908,965	--	--	--	--
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES	5,744,955	3,136,842	4,801,410	4,111,171	4,628,344	2,067,118
Exchange acceptances	--	1,214	--	--	--	2
Mortgage notes	676,718	384,727	780,425	741,248	452,379	262,165
Debentures	30,524	100,369	48,921	1,039	1,043,125	44,800
Securities issued abroad	5,037,713	2,650,532	3,972,064	3,368,884	3,132,840	1,760,151
INTERBANK ACCOUNTS	523,626	606,696	192,027	107,129	59,607	42,839
Interbank onlendings	60	35,686	4,519	1,059	10,016	28,191
Correspondent banks	523,566	571,010	187,508	106,070	49,591	14,648
INTERDEPARTMENTAL ACCOUNTS	1,210,963	1,337,729	762,505	904,188	879,592	573,526
Third-party funds in transit	1,210,963	1,337,729	762,505	904,188	879,592	573,501
Internal transfer of funds	--	--	--	--	--	25
BORROWINGS	7,711,502	9,390,630	7,887,154	6,463,555	4,864,414	4,035,313
Local borrowings - official institutions	1,882	3,368	2,979	9,737	10,178	5,147
Local borrowings - other institutions	207,576	216,812	230,468	170,775	138,279	31,932
Foreign currency borrowings	7,502,044	9,170,450	7,653,707	6,283,043	4,715,957	3,998,234
LOCAL ONLENDINGS - OFFICIAL INSTITUTIONS	6,832,327	7,000,046	5,830,633	5,096,604	4,123,486	3,571,562
National Treasury	53,650	62,187	--	--	--	--
National Bank for Economic and Social Development (BNDES)	3,033,698	3,437,319	3,067,220	2,589,284	1,650,243	987,997
Federal Savings Bank (CEF)	465,073	453,803	433,381	405,264	388,109	331,010
Government Agency for Machinery and Equipment Financing (FINAME)	3,278,210	3,045,176	2,321,508	2,090,374	2,064,153	2,238,674
Other institutions	1,696	1,561	8,524	11,682	20,981	13,881
FOREIGN ONLENDINGS	28,541	47,677	316,283	108,178	185,774	1,094,207
Foreign onlendings	28,541	47,677	316,283	108,178	185,774	1,094,207
DERIVATIVE FINANCIAL INSTRUMENTS	309,789	576,697	111,600	--	--	--
OTHER LIABILITIES	24,212,826	20,387,331	12,309,158	11,638,738	9,065,876	7,079,095
Collection of taxes and other contributions	852,992	108,388	181,453	128,785	113,693	135,394
Foreign exchange portfolio	7,853,540	5,002,132	1,343,769	2,439,657	1,029,963	1,045,553
Social and statutory payables	581,099	666,409	572,265	560,533	603,405	382,676
Taxes and social security contributions	4,060,932	4,376,031	3,371,127	3,094,628	2,665,681	2,168,827
Negotiation and intermediation of securities	133,722	109,474	1,307,385	592,395	914,127	506,767
Technical reserves for insurance, private pension plans and savings bonds	2,874,761	2,362,861	1,005,793	689,891	659,450	529,288
Subordinated debt	3,337,745	3,321,597	969,842	--	--	--
Sundry	4,518,035	4,440,439	3,557,524	4,132,849	3,079,557	2,310,590
TECHNICAL RESERVES FOR INSURANCE, PRIVATE PENSION PLANS AND SAVINGS BONDS	19,857,515	16,792,618	12,847,633	9,648,174	6,904,469	4,740,741
DEFERRED INCOME	36,987	15,843	9,020	34,632	17,543	33,195
Deferred income	36,987	15,843	9,020	34,632	17,543	33,195
MINORITY INTEREST IN SUBSIDIARIES	107,257	271,064	139,231	96,903	287,350	222,330
STOCKHOLDERS' EQUITY	12,522,104	10,845,729	9,767,946	8,092,202	6,769,219	6,320,999
Capital:
- Local residents	6,693,955	4,960,425	4,940,004	5,072,071	4,206,644	3,659,692
- Foreign residents	306,045	239,575	259,996	74,429	58,856	50,626
Unpaid capital	--	--	--	(400,500)	(465,500)	(246,000)
Capital reserves	7,890	7,435	7,435	19,002	5,643	11,756
Revenue reserves	5,520,297	5,629,142	4,560,511	3,327,200	2,963,576	2,844,925
Mark-to-market adjustment - securities and derivatives	(6,083)	9,152	--	--	--	--

STOCKHOLDERS' EQUITY MANAGED BY THE PARENT COMPANY	12,629,361	11,116,793	9,907,177	8,189,105	7,056,569	6,543,329
T O T A L	154,489,274	142,785,030	110,115,906	94,878,483	80,323,592	67,337,876

Banco Bradesco S.A
Consolidated Statement of Income - In thousands of reais
	YEAR
	2002	2001	2000	1999	1998

INCOME FROM LENDING AND TRADING ACTIVITIES	31,913,379	21,411,673	15,519,008	18,286,815	11,935,162

Credit operations	15,726,929	11,611,236	7,787,745	9,602,701	6,623,789
Leasing operations	408,563	420,365	512,962	730,929	425,321
Security transactions	9,527,663	7,367,600	6,122,486	5,875,823	3,823,626
Financial income on insurance, private pension plans and saving bonds	3,271,913	--	--	--	--
Derivative financial instruments	(2,073,247)	(270,572)	--	--	--
Foreign exchange transactions	4,456,594	2,045,092	872,234	1,776,925	572,104
Compulsory deposits	594,964	237,952	223,581	300,437	490,322

EXPENSES	23,259,783	13,312,726	9,132,137	12,821,198	7,441,180
Interest and charges on:
Deposits	10,993,328	6,986,027	5,521,407	4,954,854	4,430,881
Price-level restatement and interest on technical reserves for insurance, private pension plans and saving bonds	2,241,282	--	--	--	--
Borrowings and onlendings	7,194,161	4,316,682	2,158,725	5,819,063	1,414,272
Leasing operations	12,486	--	93	18,852	2,985
Provision for loan losses	2,818,526	2,010,017	1,451,912	2,028,429	1,593,042

INCOME FROM FINANCIAL INTERMEDIATION	8,653,596	8,098,947	6,386,871	5,465,617	4,493,982

OTHER OPERATING INCOME (EXPENSES)	(6,343,850)	(5,324,166)	(4,647,041)	(4,404,370)	(3,390,095)

Commissions and fees	3,711,736	3,472,560	3,042,699	2,099,937	1,774,624
Retained insurance premiums, private pension plans and savings bonds	10,134,873	8,959,259	6,919,942	5,975,488	5,014,830
Change in technical reserves for insurance, private pension plans and savings bonds	(2,784,647)	(3,492,217)	(3,001,118)	(2,341,648)	(1,392,136)
Claims - insurance operations and savings bond redemptions	(4,335,895)	(3,996,108)	(2,866,389)	(2,844,171)	(2,631,300)
Insurance and pension plan selling expenses	(667,527)	(689,352)	(645,020)	(635,351)	(518,390)
Expenses with pension plan benefits and redemption	(1,688,639)	(1,369,424)	(912,784)	(557,608)	(422,756)
Personnel expenses	(4,075,613)	(3,548,805)	(3,220,607)	(2,783,627)	(2,641,801)
Other administrative expenses	(4,028,377)	(3,435,759)	(2,977,665)	(2,566,657)	(2,158,685)
Tax expenses	(847,739)	(790,179)	(670,138)	(651,801)	(319,537)
Equity in the earnings of associated companies	64,619	70,764	156,300	127,100	157,223
Other operating revenue	1,320,986	1,326,459	902,807	1,069,562	560,319
Other operating expenses	(3,147,627)	(1,831,364)	(1,375,068)	(1,295,594)	(812,486)

OPERATING INCOME	2,309,746	2,774,781	1,739,830	1,061,247	1,103,887

NON-OPERATING INCOME (EXPENSES), NET	186,342	(83,720)	(123,720)	(224,874)	(263,696)

INCOME BEFORE TAXES AND PROFIT SHARING	2,496,088	2,691,061	1,616,110	836,373	840,191

PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(460,263)	(502,257)	(258,776)	307,186	240,203

NON-RECURRING/EXTRAORDINARY INCOME	--	--	400,813	--	--

MINORITY INTEREST IN SUBSIDIARIES	(13,237)	(18,674)	(17,982)	(38,753)	(67,974)

NET INCOME	2,022,588	2,170,130	1,740,165	1,104,806	1,012,420

RETURN ON STOCKHOLDERS' EQUITY	18.65%	22.22%	21.50%	16.32%	16.02%

Banco Bradesco S.A
			Consolidated Statement of Income - In thousands of reais
	2003		2002				2001
	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr

INCOME FROM LENDING AND TRADING ACTIVITIES	5,098,432	7,083,258	3,083,730	15,811,393	8,521,386	4,496,870	2,604,301	7,972,096

Credit operations	2,687,485	2,940,061	1,519,950	7,344,652	4,426,505	2,435,822	1,189,535	4,345,353
Leasing operations	65,777	77,386	74,886	127,240	116,028	90,409	62,021	117,633
Security transactions	995,040	1,790,954	(712,805)	6,319,688	3,276,536	644,244	(400,625)	3,512,339
Financial income on insurance, private pension plans and saving bonds	1,172,214	1,441,042	1,398,046	770,981	471,149	631,737	--	--
Derivative financial instruments	(360,489)	373,646	307,885	(1,585,879)	(1,120,268)	325,015	1,586,750	(1,005,751)
Foreign exchange transactions	168,153	99,498	169,630	2,706,668	1,271,208	309,088	103,954	936,425
Compulsory deposits	370,252	360,671	326,138	128,043	80,228	60,555	62,666	66,097

EXPENSES	3,068,353	4,524,772	721,442	12,877,250	6,895,132	2,765,959	182,949	5,898,611
Interest and charges on:
Deposits	1,826,314	2,669,686	(5,215)	6,049,300	3,430,308	1,518,935	53,292	3,128,332
Price-level restatement and interest on technical reserves for insurance, private pension plans and saving bonds	755,950	902,060	978,808	519,325	461,387	281,762	--	--
Borrowings and onlendings	(103,670)	141,355	(834,266)	5,409,418	2,289,540	329,469	(489,948)	2,287,172
Leasing operations	3,194	3,202	3,204	3,097	3,071	3,114	--	--
Provision for loan losses	586,565	808,469	578,911	896,110	710,826	632,679	619,605	483,107

INCOME FROM FINANCIAL INTERMEDIATION	2,030,079	2,558,486	2,362,288	2,934,143	1,626,254	1,730,911	2,421,352	2,073,485

OTHER OPERATING INCOME (EXPENSES)	(1,170,982)	(1,418,512)	(1,703,272)	(2,439,061)	(1,087,706)	(1,113,811)	(1,512,249)	(1,452,447)

Commissions and fees	1,080,345	1,012,644	991,101	934,418	925,649	860,568	874,001	839,110
Retained insurance premiums, private pension plans and savings bonds	2,908,922	2,770,492	3,243,557	2,678,997	2,262,775	1,949,544	2,641,322	2,153,652
Change in technical reserves for insurance, private pension plans and saving bonds	(737,031)	(988,335)	(1,484,011)	(874,013)	(171,237)	(255,386)	(1,310,005)	(792,203)
Claims - insurance operations and savings bond redemptions	(1,490,359)	(1,217,167)	(1,106,755)	(1,098,887)	(1,086,640)	(1,043,613)	(1,068,032)	(1,030,772)
Insurance and pension plan selling expenses	(182,499)	(180,521)	(179,671)	(167,297)	(160,390)	(160,169)	(169,032)	(177,561)
Expenses with pension plan benefits and redemption	(461,255)	(390,013)	(508,501)	(419,728)	(411,115)	(349,295)	(415,859)	(323,815)
Personnel expenses	(1,147,838)	(1,053,175)	(1,047,093)	(1,144,413)	(996,105)	(888,002)	(936,519)	(922,501)
Other administrative expenses	(1,152,697)	(1,100,913)	(1,111,005)	(1,062,951)	(1,010,760)	(843,661)	(896,004)	(890,377)
Tax expenses	(238,429)	(267,852)	(257,997)	(185,527)	(200,145)	(204,070)	(209,624)	(200,828)
Equity in the earnings of associated companies	(27,989)	(4,725)	32,855	8,660	20,864	2,240	55,230	16,835
Other operating revenue	836,658	657,403	(70,632)	731,764	385,839	274,015	435,891	345,155
Other operating expenses	(558,810)	(656,350)	(205,120)	(1,840,084)	(646,441)	(455,982)	(513,618)	(469,142)

OPERATING INCOME	859,097	1,139,974	659,016	495,082	538,548	617,100	909,103	621,038

NON-OPERATING INCOME (EXPENSES), NET	(95,872)	(681,563)	54,804	140,964	19,901	(29,327)	(36,188)	(47,426)

INCOME BEFORE TAXES AND PROFIT SHARING	763,225	458,411	713,820	636,046	558,449	587,773	872,915	573,612

PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(242,190)	52,776	5,271	(231,215)	(68,457)	(165,862)	(261,664)	(35,152)

MINORITY INTEREST IN SUBSIDIARIES	(1,325)	(3,586)	(21,058)	15,486	(10,960)	3,295	(1,412)	(20,271)

NET INCOME	519,710	507,601	698,033	420,317	479,032	425,206	609,839	518,189

5 – Financial Statements, Report of the Audit Commitee and Independent Auditor´s Report

Directors’ Report

To Our Stockholders,

We are pleased to present the financial statements for the six-month period ended June 30, 2003 of Banco Bradesco S.A., as well as the consolidated financial statements prepared in accordance with the requirements of Brazilian corporate legislation.

The consistent macroeconomic policy practiced during the first half of 2003 prompted a significant downturn in the foreign exchange rate. While this downturn and the reduction in uncertainties regarding future projected inflation, solid export performance and import substitution sustained economic activity for the period. The presentation of the proposed reform bills at congress and the maintenance of rigid fiscal policies will allow the Brazilian Central Bank to reduce the basic interest rate, stimulating economic recovery.

On March 10, Bradesco commemorated its 60th anniversary, with an active presence in Brazilian everyday life, playing an important role in providing access to banking services and products for all income brackets and with renewed disposition to serve its customers and expand its business horizons. As a result, significant events marked the first half of the year at Bradesco, among which we highlight the following:

  In March, conclusion of the process to acquire the activities of Administration and Management of the Securities and Investment Fund Portfolios managed by JPMorgan Fleming Asset Management. The operation involved the transfer of approximately R$ 7 billion in third-party funds to Bradesco, to be managed by BRAM – Bradesco Asset Management Ltda.

  In March, a 20% increase in monthly interest attributed to own capital to be paid as from April 2003, from R$ 0.0117650 to R$ 0.0141180 (net of withholding tax - R$ 0.0120) per thousand common shares and from R$ 0.0129415 to R$ 0.0155298 (net of withholding tax - R$ 0.0132), per thousand preferred shares, traditionally paid in advance to stockholders on account of the results determined at the end of the year.

  On March 31, the Stockholders’ Meeting held to approve the incorporation of the shares of the minority stockholders of Banco Mercantil de São Paulo S.A., converting Mercantil into a wholly owned subsidiary of Bradesco. For each Mercantil share held, the minority stockholders received 23.94439086 Bradesco shares of which 12.06279162 were common and 11.88159924 were preferred shares.

  Conclusion of the integration process of Banco Mercantil de São Paulo with Bradesco, on May 19, with the conversion of the Mercantil Branches into Bradesco Branches. This initiative optimized resources, combining specialized services and staff dedication in the pursuit to offer customers maximum quality in products and services.

  On May 19, start-up of Bradesco Prime activities. As a result of this initiative, the Bank has made important headway in its customer service segmentation process, offering differentiated products and services based on the principle of superior quality. At the end of the first half, there were 109 Bradesco Prime branches and 99 exclusively reserved service areas in conventional branches.

  In June, conclusion of the acquisition of 49% of the voting capital and 99.99% of the non-voting capital of Banco Bilbao Vizcaya Argentaria Brasil S.A. and subsequent incorporation of the shares of the remaining stockholders by Bradesco, transforming BBV Banco into a wholly owned subsidiary. 44.422475667 Bradesco shares were attributed for each BBV Banco share, of which 22.379315072 were common and 22.043160595 were preferred shares.

  On June 9, the election of two External Members to the Bank’s Board of Directors, José Fonollosa García and Ricardo Espírito Santo Silva Salgado, representing respectively Banco Bilbao Vizcaya Argentaria, S.A. - BBVA, Spain and Banco Espírito Santo, S.A. - BES, Portugal. Specialists in both Brazilian and International Financial Systems, the new Board Members, with their professional experience and top qualifications, will join forces with the other members enhancing the Board’s present activities orienting business and monitoring the Bank’s development.

  Bradesco Consortium sales commenced, recording first-half billings in excess of R$ 1.046 billion and corresponding to 31 thousand members and with more than 840 items received.

  At June 30, approval of the payment to stockholders of interest attributed to own capital on July 31, for the first half of 2003, corresponding to 10 times the monthly interest amount.

1 – Results for the Period

Bradesco reported first-half net income of R$ 1.027 billion, corresponding to R$ 0.65 per thousand shares and an annualized return of 17.08% on stockholders’ equity and 18.66% on average stockholders’ equity.

Taxes and contributions, including social security contributions, payable or accrued on the main activities carried out by the Bradesco Organization, amounted to R$ 1.634 billion, 159.06% of net income for the first half.

Monthly and interim interest attributed to own capital distributed to the stockholders totaled R$ 354.730 million. This represents R$ 0.2433002 (R$ 0.2068052, net of withholding tax), including the additional 10%, per thousand preferred shares and R$ 0.2211820 (R$ 0.1880047, net of withholding tax) per thousand common shares.

2 - Capital and Reserves

At the end of the first half, paid-up capital totaled R$ 7 billion, as a result of the incorporation of reserves in the amount of R$ 510.265 million, with no new issue of shares, approved on March 10 and 31 and on June 9; the conclusion of the capital increase process through the subscription of new shares by the stockholders, in the amount of R$ 501 million, approved on January 10 and ratified on March 31, which produced a further R$ 7.046 million in share premium determined at the auction for the placement of the remaining shares, recorded in the Capital Reserve account as Share Premium; the increase of R$ 158.735 million as a result of the attribution of new shares to the minority stockholders of Mercantil; and the increase of R$ 630 million as a result of the attribution of new shares to the stockholders of BBV Banco. Paid-up capital plus reserves of R$ 5.522 billion comprised the total stockholders’ equity of R$ 12.522 billion. Net equity per thousand shares was equivalent to R$ 7.90.

Managed stockholders’ equity corresponds to 8.17% of consolidated assets which totaled R$ 154.489 billion, a 23.89% growth rate compared to June 2002. As a result, the capital adequacy ratios were 16.36% on a consolidated financial basis and 14.48% on a consolidated economic and financial basis, accordingly, above the 11% required minimum established by National Monetary Council Resolution 2,099 of August 17, 1994, in conformity with the Basel Accord. At the end of the first half, the ratio of permanent assets to stockholders’ equity, in relation to consolidated reference equity was 43.91% on a consolidated financial basis and 31.63% on a consolidated economic and financial basis, accordingly within the maximum 50% limit.

In compliance with the provisions of Article 8 of Brazilian Central Bank Circular 3,068, of November 8, 2001, Bradesco declares that it has both the financial capacity and the intention to hold to maturity the securities classified in the ‘securities held to maturity’ category.

3 – Funding and Portfolio Administration

With a growth rate of 29.94% over the same period in 2002, overall funding obtained by the Bradesco Organization amounted to R$ 221.301 billion, at June 30 and comprised the following:

  R$ 75.391 billion in demand, time and interbank deposits, open market and savings accounts.

  R$ 83.360 billion in managed assets, comprising investment funds and customer portfolios.

  R$ 33.963 billion in foreign exchange portfolio, borrowings and onlendings, working capital funds, collection and tax and utility collections and similar, as well as funds from the issuance of securities and local subordinated debt.

  R$ 22.732 billion recorded in technical reserves for insurance, private pension plans and savings bonds, a growth rate of 49.44% compared to the same period in 2002.

  R$ 5.855 billion in foreign resources through public and private issues and subordinated debt, corresponding to a total of US$ 2.038 billion.

4 – Credit Operations

At the end of the first half, the balance of consolidated credit operations totaled R$ 53.048 billion, a 0.90% increase over the balance for the same period in the prior year and includes the following:

  R$ 5.814 billion in advances on foreign exchange contracts, for a portfolio of US$ 2.499 billion in export financing.

  US$ 428.132 million in foreign currency import financing.

  R$ 1.521 billion in leasing.

  R$ 4.008 billion in agricultural loans

  R$ 7.243 billion in foreign and domestic onlendings, mainly comprising funds from the National Bank for Economic and Social Development (BNDES).

In the housing loan area, Bradesco provided funds during the first half for the construction and purchase of residential housing in the amount of R$ 578.150 million, comprising 9.695 properties.

5 – Capital Market

Bradesco maintained its important role coordinating and intermediating the public placement of shares, debentures and promissory notes, with a total volume of R$ 2.999 billion recorded during the period, corresponding to 70.78% of all issues registered with the Brazilian Securities Commission (CVM). The Bank also gained recognition for its role as advisor in mergers and acquisitions and project finance.

6 - Corporate Governance

The modern corporate governance practices adopted by the Bradesco Organization are chiefly designed to improve the performance of all of its activity segments. The figures posted to date confirm that this goal is being met, both in terms of increased operating efficiency and in the expansion of the Institution’s funding capacity at home and abroad.

Bradesco shares are listed in BOVESPA’s Level 1 Corporate Governance index since June 2001. Moreover, since Bradesco’s shares are traded in foreign stock exchanges, the Bank also prepares its financial statements in US-GAAP, accepted on an international basis.

The Bradesco Organization declares that, in the first six-months of 2003, no non-audit services were contracted or rendered by KPMG Auditores Independentes for an amount which exceeds 5% of total external audit costs. The policy adopted by the Organization complies with the principles designed to maintain the independence of external auditors, based on internationally accepted criteria which determine that auditors should not audit their own work, exercise management functions for their clients or promote their interests. As recommended by the Brazilian Central Bank, the independent auditors are contracted for a maximum five-year period.

At the Ordinary General Meeting of March 10, the Audit Committee was reinstated and comprises 3 full members and 3 alternates who will hold office up to 2004. At the Extraordinary General Meeting of June 9, the Bradesco stockholders made an important decision, in line with their commitment to adopt modern corporate governance practices, nominating and electing, by unanimous decision, two external members to the Board of Directors, who based on their vast experience and knowledge of the Brazilian and international markets, will undoubtedly add significant value to the already important activities of this committee.

6.1 – Internal Control Systems

Compliance is geared and monitored by the Board of Directors who ensure that related activities, policies and normative instructions comply with legal and regulatory standards on a consistent basis. The Board is also responsible for analyzing and approving the Compliance Reports prepared by the Internal Controls Area.

6.2 - Information Transparency and Dissemination Policies

During the first half, as part of its market relationship strategy, Bradesco organized 101 internal and external meetings with analysts, 4 conference calls and 5 presentations abroad. In addition to this intense activity, Bradesco publishes its results for the half year, accompanied by the Report on Economic and Financial Analysis. All significant related information is available in real time on the Bradesco website at www.bradesco.com.br in Portuguese, English and Spanish. The Bank distributes a monthly customer news bulletin called “Cliente Sempre em Dia” with a circulation of 900 thousand copies, as well as a quarterly magazine called Revista Bradesco, also focusing its external public, with a circulation of 110 thousand copies.

6.3 – Risk Management

At the Bradesco Organization, the analysis and control of market risks is directly subordinated to the Board of Executive Officers and the Bank’s President. The management of market risks involves a series of controls over exposure of financial positions to interest, exchange and liquidity rates, based, for the most part, on technical limits and the constant monitoring of the positions assumed. Bradesco follows a conservative policy in terms of exposure to market risks and VaR (Value at Risk) limits are defined by Senior Management and compliance therewith monitored on daily basis by a completely separate area, as are also the risks directly affecting the financial economic Group’s minimum capital requirement.

6.4 – Operating Risk

In compliance with the new Basel Accord and Brazilian regulatory agency requirements, operating risk is managed at Bradesco based on the dissemination of the Bank’s culture, policy disclosure and development of its own methodologies, models and tools, facilitating, among other factors, a decrease in the amount of regulatory capital to be subscribed. The Operating Risk Area provides support for the decisions made to enhance processes and activities based on risk perception, generating information which permits the qualitative and quantitative assessment of operating risks, identifying existing exposure levels and accordingly decreasing losses. The combination of these assessments hones the Bank’s competitive edge, by increasing the institution’s operating efficiency.

6.5 – Information System Security

The efficient use of information is an inseparable part of the Bradesco Organization’s culture and day-to-day activities and is considered to be a key business success factor. The Corporate Information Security Policy and Guidelines cover the database, all of the IT environments, documents, files and other tools. Restricted data and information which is of exclusive interest to customers is treated internally with strict secrecy and fully protected by secure computerized systems. As well as specific staff training programs, independent reviews and updates are carried out periodically, designed to ensure compliance and maximum efficiency.

6.6 – Credit Policy

As well as seeking security, quality and liquidity in the investment of assets, minimizing risks inherent to all credit operations, the Organization’s credit policy is also designed to offer agile and profitable business and to guide the setting of operating limits and granting of credit, based on assessment policies geared by constantly improving technical parameters.

As part of this system, the Branches operate within varying limits based on their size and type of guarantee, while the specialized credit scoring systems expedite and protect the approvals process, based on strict security standards. The credit committees located at the Bank’s headquarters also play an important role, centralizing, analyzing and authorizing credit operations at amounts above the branch limits and managing this core strategic activity.

Operations are diversified, non-selective and focused on consumer and corporate customers with sound payment capacity and proven creditworthiness, ensuring that underlying guarantees are sufficient to cover the risks assumed, considering the purpose and terms of the credit granted.

6.7 – Money Laundering Prevention

The employee training programs and ongoing enhancement of technology tools ensures that financial activity is efficiently monitored, preventing use of the Organization for illegal transactions.

7 – Bradesco Insurance Group

Operating in the insurance, private pension plan and savings bond areas, the Bradesco Insurance Group reported net income of R$ 246.691 million at june 30, 2003 and stockholders’ equity of R$ 2.888 billion. The overall premium income totaled R$ 6.058 billion, an increase of 32.76% over the same period in 2002. Insurance group customers are served by more than 29 thousand attendants at vehicle dealerships and brokers nationwide.

8 – Bradesco Customer Service Network

Based on high standards of quality, efficiency and state-of-the-art technology, at June 30, the Bradesco Organization Customer Service Network offered its customers and other users access to 9,969 service outlets:

  3,362 Branches in Brazil (Bradesco – 2,700, Banco BCN - 222, BBV Banco - 439 and Banco Finasa - 1).

  7 Branches abroad, 1 in New York (Bradesco), 4 in Grand Cayman (Bradesco, Banco BCN, Mercantil and Banco Boavista) and 2 in Nassau, Bahamas (Boavista and BBV Banco).

  7 Subsidiaries abroad (Banco Bradesco Argentina S.A. in Buenos Aires, Banco Bradesco Luxembourg S.A. and Banco Mercantil de São Paulo International S.A., both in Luxembourg, Boavista Banking Ltd. In Nassau, Cidade Capital Markets Ltd. in Grand Cayman, Bradesco Services Co. Ltd. in Tokyo and Bradesco Securities, Inc. in New York).

  2,830 Banco Postal branches.

  1,936 Banking service posts and outlets in companies (Bradesco – 1,678, BBV Banco - 65 and Banco BCN - 193).

  1,772 Outplaced terminals in the BDN– Bradesco Day and Night Network.

  55 Branches of Finasa Promotora de Vendas, present in 12,596 vehicle dealerships and 730 stores selling furniture and home decor, mobile phones and IT related equipment.

  21,491 ATMs in the BDN – Bradesco Day and Night Self-service Network, 12,272 of which also operate at weekends and on bank holidays.

9 – The Bradesco Organization’s Social Action Program

In the social area, the Organization’s central pillar is firmly rooted in the educational program, developed by Fundação Bradesco (Bradesco Foundation), which provides education for more than 105 thousand students completely free of charge, including youth/adult education and basic professional training courses. As part of this program, the Foundation also offers its more than 49,463 infant, junior, middle and technical school pupils free meals, uniforms and school materials, as well as medical/dental care.

Following the opening this year of its new unit in Boa Vista, capital of the state of Roraima, the Bradesco Foundation has extended its reach and gained an even greater presence in Brazilian day-to-day life, and now has a total of 39 Schools, installed as a priority in Brazil’s most socially and economically deprived regions, throughout its 26 states and in the Federal District.

10 – Human Resources

The Bank continued its extensive training program focused on the professional qualification and development of its staff, in the ongoing pursuit to improve the quality of its customer service and standards. During the first six months of the year 702 courses were given with 206,056 employee participations.

11 – Acknowledgements

The results achieved confirm Bradesco’s determination and efforts to surpass expectations and offer only the very best. This headway was made possible thanks to the support and trust of our stockholders and customers and the dedicated work of our staff and other stakeholders. To all of them we offer our sincere gratitude.

Cidade de Deus, August 1, 2003

Board of Directors
and Board of Executive Officers

Balance Sheet at June 30 - In thousands of reais

	BRADESCO		CONSOLIDATED BRADESCO

	2003	2002	2003	2002

ASSETS
CURRENT ASSETS	89,214,917	65,560,069	124,921,688	95,893,565
FUNDS AVAILABLE (Note 8)	1,536,475	1,181,744	1,772,881	2,131,331
INTERBANK INVESTMENTS (Notes 3b, 4 and 9)	29,507,264	11,335,586	20,801,911	5,281,050
Open market investments	18,765,316	5,135,646	17,514,259	4,449,842
Interbank deposits	10,742,948	6,203,216	3,288,751	834,788
Provision for losses	(1,000)	(3,276)	(1,099)	(3,580)
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 3c, 10, 34b and 34c)	6,149,006	8,372,810	37,522,845	31,974,718
Own portfolio	1,666,938	2,978,311	30,729,851	23,330,841
Subject to repurchase agreements	290,123	2,765,181	866,784	4,629,586
Restricted deposits - Brazilian Central Bank	2,545,907	2,230,183	3,549,190	3,115,224
Privatization currencies	-	-	61,002	1,619
Subject to collateral provided	1,268,743	333,923	1,786,110	656,428
Derivative financial instruments (Notes 3d and 34c)	377,295	65,212	529,908	241,020
INTERBANK ACCOUNTS (Note 12)	15,054,849	8,057,684	14,495,271	6,392,046
Unsettled payments and receipts	2,467,990	2,915,668	591,809	547,193
Restricted Deposits:
- Brazilian Central Bank	12,572,534	5,127,360	13,791,640	5,744,456
- National Treasury - Rural Funding	578	578	578	578
- National Housing System - SFH	13,433	14,054	70,433	89,995
- Interbank onlendings	-	-	-	11
Correspondent banks	314	24	40,811	9,813
INTERDEPARTMENTAL ACCOUNTS	194,738	245,575	215,081	279,189
Internal transfer of funds	194,738	245,575	215,081	279,189
CREDIT OPERATIONS (Notes 3e, 4, 13 and 34b)	20,455,113	19,799,075	29,391,052	28,533,247
Credit Operations:
- Public sector	6,094	3,426	21,707	18,650
- Private sector	22,572,518	21,541,882	32,100,330	30,878,877
Allowance for loan losses (Notes 3e, 13f and 13g)	(2,123,499)	(1,746,233)	(2,730,985)	(2,364,280)
LEASING OPERATIONS (Notes 2, 3e, 13 and 34b)	-	-	800,363	1,055,176
Leasing Receivables:
- Public sector	-	-	-	84
- Private sector	-	-	1,758,456	2,227,468
Unearned lease income	-	-	(881,841)	(1,062,208)
Allowance for leasing losses (Notes 3e, 13f and 13g)	-	-	(76,252)	(110,168)
OTHER RECEIVABLES	16,092,225	16,311,992	19,274,835	19,663,081
Receivables on guarantees honored (Note 13a-2)	1,357	1,099	1,363	1,189
Foreign exchange portfolio (Note 14a)	12,645,702	11,482,153	13,116,764	12,661,696
Income receivable	521,248	711,944	256,693	228,740
Negotiation and intermediation of securities	110,533	160,839	164,452	253,161
Specific credits	-	153,562	-	153,562
Insurance premiums receivable	-	-	1,137,908	1,035,516
Sundry (Note 14b)	2,911,475	3,828,206	4,741,239	5,389,897
Allowance for loan losses (Notes 3e, 13f and 13g)	(98,090)	(25,811)	(143,584)	(60,680)
OTHER ASSETS ( Note 15)	225,247	255,603	647,449	583,727
Other assets	263,089	357,459	601,055	625,750
Allowance for loan losses	(142,895)	(139,431)	(211,504)	(191,524)
Prepaid expenses (Note 15b)	105,053	37,575	257,898	149,501
LONG-TERM RECEIVABLES	12,948,866	12,120,649	24,394,127	22,904,086
INTERBANK INVESTMENTS (Notes 3b, 4 and 9)	479,540	217,255	193,877	121,197
Interbank deposits	479,628	226,056	194,005	130,783
Provision for losses	(88)	(8,801)	(128)	(9,586)
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 3c, 10, 34b and 34c)	2,667,987	2,188,550	5,272,687	5,934,607
Own portfolio	1,501,804	1,718,569	4,923,715	5,273,393
Subject to repurchase agreements	1,002,895	283,818	8,081	472,955
Restricted deposits - Brazilian Central Bank	-	376,398	19,498	451,633
Privatization currencies	21,996	29,453	22,006	16,143
Subject to collateral provided	-	133,922	60,553	161,902
Derivative financial instruments (Notes 3d and 34c)	141,292	96,653	238,834	108,312
Allowance for mark-to-market	-	(450,263)	-	(549,731)
INTERBANK ACCOUNTS (Note 12)	142,637	142,384	314,103	307,279
Restricted Deposits:
- National Housing System - SFH	142,637	142,384	314,103	307,279
CREDIT OPERATIONS (Notes 3e, 4, 13 and 34b)	7,136,349	8,185,411	11,735,320	12,009,069
Credit Operations:
- Public sector	53,956	62,673	174,607	197,101
- Private sector	7,801,866	8,829,797	12,618,483	12,752,843
Allowance for loan losses (Notes 3e, 13f and 13g)	(719,473)	(707,059)	(1,057,770)	(940,875)
LEASING OPERATIONS (Notes 2, 3e, 13 and 34b)	-	-	592,412	642,204
Leasing Receivables:
- Private sector	-	-	1,319,109	1,372,516
Unearned lease income	-	-	(674,687)	(681,870)
Allowance for leasing losses (Notes 3e, 13f and 13g)	-	-	(52,010)	(48,442)
OTHER RECEIVABLES	2,302,106	1,113,930	5,942,328	3,551,119
Foreign Exchange Portfolio (Note 14a)	-	-	13,749	-
Income Receivable	536	-	3,026	-
Negotiation and intermediation of securities	-	-	190	-
Specific credits	-	762	-	31,120
Insurance premiums receivable	-	-	4,786	-
Sundry (Note 14b)	2,306,472	1,114,525	5,968,741	3,524,157
Allowance for losses (Notes 3e, 13f and 13g)	(4,902)	(1,357)	(48,164)	(4,158)
OTHER ASSETS (Notes 15)	220,247	273,119	343,400	338,611
Other assets	-	-	123,734	68,948
Allowance for losses	-	-	(44,031)	(34,862)
Prepaid expenses (Note 15b)	220,247	273,119	263,697	304,525
PERMANENT ASSETS	18,414,493	14,244,349	5,173,459	5,904,840
INVESTMENTS (Notes 3h, 4, 16 and 34b)	16,858,835	12,852,341	494,593	815,550
Investments in subsidiary and associated companies:
- Local	16,635,329	12,522,704	349,332	477,261
- Foreign	242,739	209,661	-	-
Other investments	56,477	225,453	506,058	658,565
Allowance for losses (Note 4)	(75,710)	(105,477)	(360,797)	(320,276)
PROPERTY AND EQUIPMENT IN USE (Notes 3i and 17)	1,122,742	1,108,105	2,638,583	2,596,733
Buildings in use	517,664	581,362	1,707,658	1,903,188
Other fixed assets	2,326,213	2,160,757	3,847,718	3,322,079
Accumulated depreciation	(1,721,135)	(1,634,014)	(2,916,793)	(2,628,534)
LEASED ASSETS (Note 17)	-	-	27,471	38,409
Leased assets	-	-	50,458	49,151
Accumulated depreciation	-	-	(22,987)	(10,742)
DEFERRED CHARGES (Notes 2, 3j and 18)	432,916	283,903	2,012,812	2,454,148
Organization and expansion costs	866,655	617,885	1,242,459	973,267
Accumulated amortization	(433,739)	(333,982)	(681,030)	(523,756)
Goodwill on acquisition of subsidiaries, net of amortization (Notes 3j and 18a)	-	-	1,451,383	2,004,637

T O T A L	120,578,276	91,925,067	154,489,274	124,702,491

Balance Sheet at June 30 - In thousands of reais

	BRADESCO		CONSOLIDATED BRADESCO

	2003	2002	2003	2002

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES	84,582,126	67,512,825	92,726,054	79,821,544
DEPOSITS (Notes 3k, 4 and 19a)	40,156,329	35,828,419	43,122,453	41,269,339
Demand deposits	10,164,061	8,770,599	11,524,911	10,005,046
Savings deposits	19,404,887	17,666,453	20,736,387	18,901,203
Interbank deposits	3,310,852	762,380	39,524	150,125
Time deposits (Note 34b)	7,276,529	8,628,987	10,821,631	12,212,965
DEPOSITS RECEIVED UNDER SECURITY REPURCHASE AGREEMENTS (Notes 3k and 19a)	18,368,864	7,874,017	17,605,239	8,688,651
Own portfolio	351,154	3,082,101	919,493	5,063,749
Third-party portfolio	16,937,617	4,791,916	16,685,746	3,624,902
Unrestricted portfolio	1,080,093	-	-	-
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 19b and 34b)	3,535,449	2,744,644	4,001,492	4,314,956
Exchange acceptances	-	-	-	37,396
Mortgage notes	442,667	255,064	521,503	641,378
Debentures	-	-	29,253	45,442
Securities issued abroad	3,092,782	2,489,580	3,450,736	3,590,740
INTERBANK ACCOUNTS	2,340,952	2,511,526	523,626	158,711
Unsettled receipts and payments	1,791,110	2,283,508	-	-
Interbank onlendings	28,211	76,728	60	4,313
Correspondent banks	521,631	151,290	523,566	154,398
INTERDEPARTMENTAL ACCOUNTS	1,161,271	719,537	1,210,963	797,367
Third-party funds in transit	1,161,271	719,537	1,210,963	797,367
BORROWINGS (Notes 20a and 34b)	6,017,831	7,573,826	6,659,971	9,024,869
Local borrowings - Official institutions	-	-	1,882	3,146
Local borrowings - Other institutions	-	-	89,348	130,631
Foreign currency borrowings	6,017,831	7,573,826	6,568,741	8,891,092
LOCAL ONLENDINGS - OFFICIAL INSTITUTIONS (Notes 20b and 34b)	1,344,356	1,176,089	2,144,759	1,674,191
National treasury	53,650	-	53,650	1,028
National Bank for Economic and Social Development (BNDES)	744,917	664,428	866,865	747,548
Federal Savings Bank (CEF)	1,553	1,732	64,877	20,372
Government Agency for Machinery and Equipment Financing (FINAME)	542,540	501,422	1,157,671	896,736
Other institutions	1,696	8,507	1,696	8,507
FOREIGN ONLENDINGS (Notes 20b and 34b)	23,092	38,872	23,497	39,237
Foreign onlendings	23,092	38,872	23,497	39,237
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 3d and 34)	239,549	287,946	281,516	397,426
OTHER LIABILITIES	11,394,433	8,757,949	17,152,538	13,456,797
Collection of taxes and other contributions	723,131	757,922	852,992	902,322
Foreign exchange portfolio (Note 14a)	7,821,766	5,526,055	7,853,047	5,565,678
Social and statutory payables	566,038	319,097	581,099	394,506
Taxes and social security contributions	603,001	255,075	1,405,956	958,963
Negotiation and intermediation of securities	74,521	219,789	133,722	321,009
Technical Reserves for insurance, private pension plans and savings bonds (Notes 3g, 4 and 24)	-	-	2,874,761	2,005,623
Subordinated debt (Note 22 and 34b)	9,820	12,517	44,734	38,920
Sundry (Note 23)	1,596,156	1,667,494	3,406,227	3,269,776
LONG-TERM LIABILITIES	23,470,632	14,288,218	29,239,357	21,230,199
DEPOSITS (Notes 3k, 4 and 19a)	13,657,636	7,215,659	13,699,753	9,579,017
Interbank deposits	3,127,055	1,153,649	13	1,383
Time deposits (Note 34b)	10,530,581	6,062,010	13,699,740	9,577,634
DEPOSITS RECEIVED UNDER SECURITY REPURCHASE AGREEMENTS (Notes 3k and 19a)	963,437	6,468	963,437	6,468
Own portfolio	963,437	6,468	963,437	6,468
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 19b and 34b)	1,273,981	407,153	1,743,463	808,496
Mortgage notes	148,501	49,870	155,215	59,838
Debentures	-	-	1,271	130,317
Securities issued abroad	1,125,480	357,283	1,586,977	618,341
BORROWINGS (Notes 20a and 34b)	691,308	863,181	1,051,531	978,278
Local borrowings - Other institutions	-	-	118,228	99,731
Foreign currency borrowings	691,308	863,181	933,303	878,547
LOCAL ONLENDINGS - OFFICIAL INSTITUTIONS (Notes 20b and 34b)	3,076,009	3,333,028	4,687,568	4,572,300
BNDES	1,864,391	2,360,755	2,166,833	2,504,904
CEF	-	-	400,196	422,317
FINAME	1,211,618	972,273	2,120,539	1,645,079
FOREIGN ONLENDINGS (Notes 20b and 34b)	5,044	13,208	5,044	13,350
Foreign onlendings	5,044	13,208	5,044	13,350
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 3d, and 34)	5,803	25,940	28,273	154,647
OTHER LIABILITIES	3,797,414	2,423,581	7,060,288	5,117,643
Foreign Exchange Portfolio (Note 14a)	-	-	493	-
Taxes and social security contributions	685,354	918,569	2,654,976	2,614,103
Subordinated debt (Note 22 and 34b)	2,696,961	1,350,661	3,293,011	1,950,661
Sundry (Note 23)	415,099	154,351	1,111,808	552,879
TECHNICAL RESERVES FOR INSURANCE, PRIVATE PENSION PLANS AND SAVINGS BONDS (Notes 3g, 4 and 24)	-	-	19,857,515	13,205,936
DEFERRED INCOME	3,414	5,465	36,987	11,907
Deferred income	3,414	5,465	36,987	11,907
MINORITY INTEREST IN SUBSIDIARY COMPANIES (Note 25)	-	-	107,257	314,346
STOCKHOLDERS' EQUITY (Note 26)	12,522,104	10,118,559	12,522,104	10,118,559
Capital:
- Local residents	6,693,955	4,808,350	6,693,955	4,808,350
- Foreign residents	306,045	391,650	306,045	391,650
Capital reserves	7,890	7,435	7,890	7,435
Revenue reserves	5,520,297	5,227,701	5,520,297	5,227,701
Mark-to-market adjustment - securities and derivatives	(6,083)	(310,727)	(6,083)	(310,727)
Treasury stock	-	(5,850)	-	(5,850)
STOCKHOLDERS´ EQUITY MANAGED BY THE PARENT COMPANY	-	-	12,629,361	10,432,905

T O T A L	120,578,276	91,925,067	154,489,274	124,702,491

Statement of Income for the Six-month Period Ended June 30 - In thousands of reais (A free translation of the original in Portuguese prepared in conformity with accounting practices adopted in Brazil)

	BRADESCO		CONSOLIDATED BRADESCO

	2003	2002	2003	2002

INCOME FROM LENDING AND TRADING ACTIVITIES	8,402,308	8,205,352	12,181,690	13,018,256
Credit operations (Note 13i)	4,083,563	4,746,247	5,627,546	6,862,327
Leasing operations (Note 13i)	-	-	143,163	206,437
Security transactions (Notes 4a and 10f)	3,589,931	2,615,893	2,785,994	3,920,780
Financial income on insurance, private pension plans and saving bonds (Notes 4a and 10f)	-	-	2,613,256	1,102,886
Derivative financial instruments (Notes 4a and 34c V)	(245,716)	(575,943)	13,157	(795,253)
Foreign exchange instruments (Notes 4a and 14a)	327,413	1,301,541	267,651	1,580,296
Compulsory deposits (Note 12b)	647,117	117,614	730,923	140,783
EXPENSES	6,337,825	6,668,427	7,593,125	9,661,091
Deposits (Notes 4a and 19c)	4,884,963	3,434,980	4,496,000	4,949,243
Price-level restatement and interest on technical reserves for
insurance, private pension plans and savings bonds (Notes 4a and 19c)	-	-	1,658,010	743,149
Borrowings and onlendings (Note 20c)	221,551	2,174,950	37,685	2,619,009
Leasing operations (Note 13i)	-	-	6,396	6,185
Provision for loan losses (Notes 3e, 13f and 13g)	1,231,311	1,058,497	1,395,034	1,343,505
INCOME FROM FINANCIAL INTERMEDIATION	2,064,483	1,536,925	4,588,565	3,357,165
OTHER OPERATING INCOME (EXPENSES)	(1,078,000)	(730,499)	(2,589,494)	(2,201,517)
Commissions and fees (Note 27)	1,467,364	1,325,846	2,092,989	1,786,217
Retained insurance premiums, private pension plans and savings bonds (Notes 3g and 24c)	-	-	5,679,414	4,212,319
Change in technical reserves for insurance, private pension plans and
savings bonds (Notes 3g and 4a)	-	-	(1,725,366)	(426,623)
Claims - Insurance operations (Note 3g)	-	-	(2,255,377)	(1,758,061)
Savings bond redemptions (Note 3g)	-	-	(452,149)	(372,192)
Insurance and pension plan benefits and redemption (Note 3g)	-	-	(363,020)	(320,559)
Expenses with pension plan benefits and redemptions (Note 3g)	-	-	(851,268)	(760,410)
Personnel expenses,(Notes 4a and 28)	(1,550,727)	(1,340,800)	(2,201,013)	(1,884,107)
Other administrative expenses (Note 29)	(1,513,049)	(1,293,637)	(2,253,610)	(1,854,421)
Tax expenses	(268,804)	(218,077)	(506,281)	(404,215)
Equity in the earnings of subsidiary and associated companies (Note 16c)	681,099	925,990	(32,714)	23,104
Other operating income (Notes 4a and 30)	501,885	218,603	1,494,061	659,854
Other operating expenses (Notes 4a and 31)	(395,768)	(348,424)	(1,215,160)	(1,102,423)
OPERATING INCOME	986,483	806,426	1,999,071	1,155,648
NON-OPERATING INCOME (EXPENSES), NET (Note 32)	(26,277)	(38,585)	(777,435)	(9,426)
INCOME BEFORE TAXES AND PROFIT SHARING	960,206	767,841	1,221,636	1,146,222
PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION (Notes 36a and 36b)	67,105	136,397	(189,414)	(234,319)
MINORITY INTEREST IN SUBSIDIARIES	-	-	(4,911)	(7,665)
NET INCOME	1,027,311	904,238	1,027,311	904,238

Interest attributed to own capital (Note 26c)	(633,326)	(316,249)
Number of outstanding shares (Notes 26a and 26b)	1,585,879,423,300	1,437,151,301,837
Net income per thousand shares - In reais	0.65	0.63

The accompanying notes are an integral part of these financial statements

Statement of Changes in Stockholders' Equity - In thousands of reais (A free translation of the original in Portuguese prepared in conformity with accounting practices adopted in Brazil)

	PAID-UP CAPITAL	CAPITAL RESERVES		REVENUE RESERVES					MARK-TO-MARKET ADJUSTMENT SECURITIES AND DERIVATIVE

EVENTS	CAPITAL	INCOME TAX INCENTIVES	OTHER	LEGAL	STATUTORY	STATUTORY FOR CAPITAL INCREASE	STATUTORY FOR PAYMENT OF DIVIDENDS	STATUTORY FOR INVESTMENTS	OWN	ASSOCIATED AND SUBSIDIARY COMPANIES	TREASURY STOCK	RETAINED EARNINGS	TOTAL

At December 31, 2001	5,200,000	-	7,435	692,577	-	3,080,177	432,663	408,693	-	-	(53,599)	-	9,767,946
Prior-year adjustments - Trading securities	-	-	-	-	-	-	-	-	-	-	-	21,146	21,146
Prior-year adjustments - Securities available for sale - Gain	-	-	-	-	-	-	-	-	125,571	71,532	-	-	197,103
Prior-year adjustments - Securities available for sale - Loss	-	-	-	-	-	-	-	-	(5,606)	(85,358)	-	90,964	-
Transfer of prior-year adjustments to reserves	-	-	-	5,606	106,504	-	-	-	-	-	-	(112,110)	-
Transfer of reserves	-	-	-	-	3,921,533	(3,080,177)	(432,663)	(408,693)	-	-	-	-	-
Treasury stock	-	-	-	-	-	-	-	-	-	-	(38,759)	-	(38,759)
Cancellation of treasury stock	-	-	-	-	(86,508)	-	-	-	-	-	86,508	-	-
Mark-to-market adjustment - Securities and derivatives	-	-	-	-	-	-	-	-	(221,212)	(195,654)	-	-	(416,866)
Net income	-	-	-	-	-	-	-	-	-	-	-	904,238	904,238
Appropriation of net income:
- Reserves	-	-	-	45,212	542,777	-	-	-	-	-	-	(587,989)	-
- Interest attributed to own capital	-	-	-	-	-	-	-	-	-	-	-	(316,249)	(316,249)

At June 30, 2002	5,200,000	-	7,435	743,395	4,484,306	-	-	-	(101,247)	(209,480)	(5,850)	-	10,118,559

At December 31, 2002	5,200,000	-	7,435	799,312	4,916,005	-	-	-	100,871	(91,719)	(86,175)	-	10,845,729
Capital increase through subscription	501,000	-	-	-	-	-	-	-	-	-	-	-	501,000
Capital increase through incorporation of shares	788,735	-	-	-	-	-	-	-	-	-	-	-	788,735
Capital increase with reserves	510,265	-	(7,435)	-	(502,830)	-	-	-	-	-	-	-	-
Share premium	-	-	7,046	-	-	-	-	-	-	-	-	-	7,046
Cancellation of treasury stock	-	-	-	-	(86,175)	-	-	-	-	-	86,175	-	-
Fiscal incentives	-	844	-	-	-	-	-	-	-	-	-	-	844
Mark-to-market adjustment - Securities and derivatives	-	-	-	-	-	-	-	-	(26,699)	11,464	-	-	(15,235)
Net income	-	-	-	-	-	-	-	-	-	-	-	1,027,311	1,027,311
Appropriation of net income:
- Reserves	-	-	-	51,366	342,619	-	-	-	-	-	-	(393,985)	-
- Interest attributed to own capital	-	-	-	-	-	-	-	-	-	-	-	(633,326)	(633,326)

At June 30, 2003	7,000,000	844	7,046	850,678	4,669,619	-	-	-	74,172	(80,255)	-	-	12,522,104

The accompanying notes are an integral part of these financial statements

Statement of Changes in Financial Position for the Six-month Period Ended June 30 - In thousands of reais
(A free translation of the original in Portuguese prepared in conformity with accounting practices adopted in Brazil)

	BRADESCO		CONSOLIDATED BRADESCO

	2003	2002	2003	2002

FINANCIAL RESOURCES WERE PROVIDED BY :	18,951,948	20,310,113	16,599,057	23,886,394
NET INCOME	1,027,311	904,238	1,027,311	904,238
ADJUSTMENTS TO NET INCOME	(767,214)	(810,654)	1,179,556	296,607
Depreciation and amortization	173,355	125,253	291,166	223,501
Amortization of goodwill	57,956	65,189	799,889	96,125
Change in provision for investments	(9,879)	(183,060)	39,167	3,856
Equity in the earnings of subsidiary and associated companies	(681,099)	(925,990)	32,714	(23,104)
Other	(307,547)	107,954	16,620	(3,771)
Technical Reserves for Insurance, private pension plans and savings bonds	-	-	3,064,897	1,331,653
Change in Deferred Income	(3,311)	(629)	21,144	2,887
Change in Minority Interest	-	-	(163,807)	175,116
STOCKHOLDERS	1,297,625	-	1,297,625	-
Capital increase through subscription	501,000	-	501,000	-
Capital increase through incorparation of shares	788,735	-	788,735	-
Capital Reserves - Fiscal incentives	844	-	844	-
Share premium	7,046	-	7,046	-
THIRD PARTIES:
- Increase in liabilities	16,802,639	14,481,132	9,438,597	18,121,841
Deposits	4,867,662	5,511,298	459,043	9,764,377
Deposits received under security repurchase agreements	4,566,548	-	2,555,711	-
Funds from acceptance and issuance of securities	2,164,091	-	2,608,113	322,042
Interbank accounts	1,757,944	2,320,267	-	-
Interdepartmental accounts	-	18,644	-	34,862
Borrowings and onlendings	-	1,546,119	-	2,268,155
Derivative financial instruments	51,413	245,775	-	440,473
Technical reserves for insurance, private pension plans and savings bonds	-	-	511,900	26,480
Other liabilities	3,394,981	4,839,029	3,303,830	5,265,452
- Decrease in assets	2,145	4,945,703	515,359	2,533,285
Interbank investments	-	-	476,968	-
Securities and derivative financial instruments	-	4,945,703	-	2,533,285
Leasing operations	-	-	38,391	-
Other assets	2,145	-	-	-
- Sale (write-off) of assets and investments	321,559	143,766	196,501	503,281
Non-operating assets	57,137	38,472	88,888	50,175
Property and equipment in use and leased assets	6,966	34,909	62,493	87,978
Investments	252,762	70,254	18,430	362,316
Sale (write-off) of deferred charges	4,694	131	26,690	2,812
- Interest attributed to own capital and dividends received from subsidiary
and associated companies	271,194	646,557	21,874	17,486
TOTAL FUNDS PROVIDED	19,195,594	21,579,314	17,611,883	24,840,850
INTEREST ATTRIBUTED TO OWN CAPITAL AND DIVIDENDS PAID AND/OR DECLARED	633,326	316,249	633,326	316,249
ACQUISITION OF OWN SHARES	-	38,759	-	38,759
INVESTMENTS IN:	3,497,517	2,091,976	670,913	1,259,571
Non-operating assets	39,313	63,676	125,274	123,801
Property and equipment in use and leased assets	187,308	163,747	460,298	715,792
Investments	3,270,896	1,864,553	85,341	419,978
DEFERRED CHARGES	191,123	57,095	503,558	1,373,367
INCREASE IN ASSETS	13,029,112	12,775,816	13,461,359	16,457,380
Interbank investments	2,086,512	2,690,918	-	1,534,928
Securities and derivative financial instruments	1,857,410	-	5,807,313	-
Interbank accounts	3,807,398	3,426,998	1,865,942	1,557,385
Interdepartmental accounts	17,699	76,591	23,342	103,116
Credit operations	1,197,258	136,926	1,421,093	5,410,957
Leasing operations	-	-	-	129,453
Other receivables	4,062,835	6,377,629	4,103,324	7,488,913
Insurance premiums receivable	-	-	221,970	39,854
Other assets	-	66,754	18,375	192,774
DECREASE IN LIABILITIES	1,844,516	6,299,419	2,342,727	5,395,524
Deposits received under security repurchase agreements	-	5,568,980	-	5,362,208
Funds from acceptance and issuance of securities	-	730,439	-	-
Interbank accounts	-	-	83,070	33,316
Interdepartmental accounts	23,935	-	126,766	-
Borrowings and onlendings	1,820,581	-	1,865,983	-
Derivative financial instruments	-	-	266,908	-
DECREASE IN FUNDS AVAILABLE	(243,646)	(1,269,201)	(1,012,826)	(954,456)

CHANGES IN	At the beginning of the period	1,780,121	2,450,945	2,785,707	3,085,787
FINANCIAL	At the end of the period	1,536,475	1,181,744	1,772,881	2,131,331
POSITION	Decrease in funds available	(243,646)	(1,269,201)	(1,012,826)	(954,456)

The accompanying notes are an integral part of these financial statements

Notes to the Financial Statements

The notes to the Financial Statements of Banco Bradesco S.A. are subdivided as follows:

1) OPERATIONS

2) PRESENTATION OF THE FINANCIAL STATEMENTS

3) SIGNIFICANT ACCOUNTING POLICIES

4) INFORMATION FOR COMPARISON PURPOSES

5) ADJUSTED BALANCE SHEET AND STATEMENT OF INCOME BY BUSINESS SEGMENT

6) BALANCE SHEET BY CURRENCY AND EXCHANGE EXPOSURE

7) BALANCE SHEET BY MATURITY

8) FUNDS AVAILABLE

9) INTERBANK INVESTMENTS

10) SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

11) ADDITIONAL PROVISION FOR MARKET RISK FLUCTUATION, NET OF TAX EFFECTS

12) INTERBANK ACCOUNTS – RESTRICTED DEPOSITS

13) CREDIT OPERATIONS

14) OTHER RECEIVABLES

15) OTHER ASSETS

16) INVESTMENTS

17) PROPERTY AND EQUIPMENT IN USE AND LEASED ASSETS

18) DEFERRED CHARGES

19) DEPOSITS, DEPOSITS RECEIVED UNDER SECURITY REPURCHASE AGREEMENTS AND FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES

20) BORROWINGS AND ONLENDINGS

21) CONTINGENT LIABILITIES

22) SUBORDINATED DEBT

23) OTHER LIABILITIES – SUNDRY

24) INSURANCE OPERATIONS, PRIVATE PENSION PLANS AND SAVINGS BONDS

25) MINORITY INTEREST IN SUBSIDIARIES

26) STOCKHOLDERS’ EQUITY (PARENT COMPANY)

27) COMMISSIONS AND FEES

28) PERSONNEL EXPENSES

29) ADMINISTRATIVE EXPENSES

30) OTHER OPERATING INCOME

31) OTHER OPERATING EXPENSES

32) NON-OPERATING INCOME

33) TRANSACTIONS WITH SUBSIDIARY AND ASSOCIATED COMPANIES (DIRECT AND INDIRECT)

34) FINANCIAL INSTRUMENTS

35) EMPLOYEE BENEFITS

36) INCOME TAX AND SOCIAL CONTRIBUTION

37) OTHER INFORMATION

1) Operations

Banco Bradesco S.A. is a private-sector open-capital company which, operating as a multiple bank, carries out all types of authorized banking activities including foreign exchange transactions through its commercial, investment, consumer financing, housing loan and credit card portfolios. The Bank also operates in a number of other activities through its direct and indirect subsidiary companies, particularly in leasing, consortium management, insurance, savings bond and private pension plan activities. Operations are conducted within the context of the companies comprising the Bradesco Group, which are jointly active in the market.

2) Presentation of the Financial Statements

The financial statements of Banco Bradesco S.A. and its foreign branches (BRADESCO) are presented in conjunction with the consolidated financial statements of Banco Bradesco S.A., which include the financial statements of Banco Bradesco S.A., its foreign branches and its direct and indirect subsidiaries and jointly controlled investments (CONSOLIDATED BRADESCO).

The financial statements of Banco Bradesco S.A. and the consolidated financial statements were prepared based on accounting policies determined by Brazilian Corporation Law for the recording of operations, as well as the rules and instructions of the National Monetary Council (CMN), Brazilian Central Bank (BACEN), Brazilian Securities Commission (CVM) and Superintendency of Private Insurance (SUSEP), and comprise the financial statements of the leasing companies based on the capital leasing method of accounting, which requires the reclassification of leasing operations to the current-asset and long-term-receivable accounts.

Accordingly, upon consolidation, intercompany investments, account balances, revenue, expenses and unrealized income were eliminated from the financial statements and, in the case of investments which are jointly controlled with other stockholders, asset, liability and income components are included in the consolidated financial statements in proportion to the parent company's percentage capital ownership of each investee. Goodwill on the acquisition of investments in subsidiaries is presented in deferred assets and minority interests in net income and stockholders’ equity are separately disclosed. Exchange variation arising from permanent investments in subsidiaries and foreign branches was allocated to the statement of income accounts in accordance with the corresponding assets and liabilities from which it originated.

The financial statements include estimates and assumptions, such as the calculation of the allowance for loan losses, the estimation of the fair value of certain financial instruments, the quantification of technical reserves for insurance, pension plans and savings bonds and the determination of the useful economic life of specific assets. Actual results could differ from these estimates and assumptions.

We present below the main direct and indirect subsidiaries, including their foreign branches and subsidiaries and jointly controlled investments:

	Activity Area	% Ownership
		2003	2002
Financial area – Local
Banco Baneb S.A.	Banking	99.97%	99.97%
Banco BCN S.A.	Banking	100.00%	100.00%
Banco BEA S.A. (1)	Banking	-	88.68%
Banco Bilbao Vizcaya Argentaria Brasil S.A. (BBV Banco) (2)	Banking	100.00%	-
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%
Banco das Nações S.A. (3)	Banking	-	100.00%
Banco de Crédito Real de Minas Gerais S.A.	Banking	99.99%	99.99%
Banco Finasa de Investimento S.A. (4) (5)	Investment Banking	97.40%	77.35%
Banco Finasa S.A. (6)	Banking	100.00%	100.00%
Banco Mercantil de São Paulo S.A. (4)	Banking	100.00%	79.73%
Bradesco BCN Leasing S.A. Arrendamento Mercantil (7) (8)	Leasing	99.97%	99.94%
Bradesco Consórcios Ltda. (9)	Consortium Management	99.99%	99.99%
Bradesco Leasing S.A. Arrendamento Mercantil (10)	Leasing	-	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	99.99%	99.99%
BRAM – Bradesco Asset Management Ltda.	Asset Management	99.99%	99.99%
Companhia Brasileira de Meios de Pagamento – VISANET (11) (12) (13) (14)	Services	39.49%	38.97%
Finasa Leasing Arrendamento Mercantil S.A. (15)	Leasing	-	79.72%

Financial area – Foreign
Banco Bradesco Argentina S.A. (12) (13)	Banking	99.99%	99.99%
Banco Bradesco Luxembourg S.A.	Banking	99.99%	99.99%
Banco Mercantil de São Paulo International S.A. (4) (12)	Banking	100.00%	79.73%
BCN Grand Cayman	Banking	100.00%	100.00%
Boavista Grand Cayman	Banking	100.00%	100.00%
Bradesco Grand Cayman	Banking	100.00%	100.00%
Bradesco New York	Banking	100.00%	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%
Mercantil Grand Cayman (4) (12)	Banking	100.00%	79.73%
Mercantil London (12) (16)	Banking	-	79.73%
Mercantil New York (12) (17)	Banking	-	79.73%

Insurance, pension plan and savings bond area
Atlântica Capitalização S.A. (18)	Savings Bonds	99.70%	99.66%
Áurea Seguros S.A. (11) (12) (13) (18)	Insurance	27.42%	27.41%
Bradesco Argentina de Seguros S.A. (18)	Insurance	99.47%	99.43%
Bradesco Capitalização S.A. (18)	Savings Bonds	99.69%	99.65%
Bradesco Saúde S.A. (18)	Insurance	99.70%	99.66%
Bradesco Seguros S.A. (18)	Insurance	99.70%	99.66%
Bradesco Vida e Previdência S.A. (18)	Pension Plans/Insurance	99.69%	99.65%
Finasa Seguradora S.A. (18) (19)	Insurance	99.46%	99.37%
Indiana Seguros S.A. (18)	Insurance	39.88%	39.86%
Seguradora Brasileira de Crédito à Exportação S.A. (11) (12) (13)	Insurance	12.05%	12.05%
União Novo Hamburgo Seguros S.A. (18) (20)	Insurance	91.41%	91.19%

Other activities
ABS – Empreendimentos Imobiliários, Participações e Serviços S.A. (18)	Real Estate	99.12%	99.09%
Bradescor Corretora de Seguros Ltda.	Insurance Brokerage	99.99%	99.99%
Cibrasec - Companhia Brasileira de Securitização (11) (12) (13) (14)	Credit Acquisition	12.50%	10.00%
CPM Holdings Limited (11) (12) (13)	Holding Company	49.00%	49.00%
Latasa S.A. (11) (12) (13) (20)	Metal Products	39.74%	39.12%
Pevê Prédios S.A. (21)	Real Estate	-	70.19%
Scopus Tecnologia S.A. (12)	Information Technology	99.99%	99.99%
Serasa S.A. (11) (12) (13) (14)	Services	26.31%	20.42%
Smart Club do Brasil Ltda. (11) (22)	Services	36.36%	20.00%
União de Comércio e Participações Ltda.	Holding Company	99.99%	99.99%

(1)	Became a subsidiary of Banco Baneb S.A. in March and was merged in April 2003;
(2)	Acquired in June 2003;
(3)	Merged into Banco BCN S.A. in July 2002;
(4)	Percentage ownership increased through acquisition and incorporation of shares of minority stockholders of Banco Mercantil de São Paulo S.A.;
(5)	Became a direct subsidiary of Banco Bradesco in May 2003;
(6)	Previously named Continental Banco S.A.;
(7)	Percentage ownership increased as a result of the merger of Bradesco Leasing into BCN Leasing in February 2003 and of Finasa Leasing in April 2003;
(8)	Previously named BCN Leasing Arrendamento Mercantil S.A.;
(9)	Previously named Administradora de Consórcios Potenza Ltda;
(10)	Merged into BCN Leasing Arrendamento Mercantil S.A. in February 2003 (see item 8);
(11)	Proportionally consolidated in accordance with CMN Resolution 2723 and CVM Instruction 247;
(12)	Companies audited by other independent auditors in 2002;
(13)	Companies audited by other independent auditors in 2003;
(14)	Percentage ownership increased through acquisition of BBV Banco in June 2003;
(15)	Merged into Bradesco BCN Leasing in April 2003 (see item 8);
(16)	Merged into Mercantil Grand Cayman in November 2002;
(17)	Merged into Mercantil Grand Cayman in September 2002;
(18)	Percentage ownership increased through cancellation of treasury stock of Bradesco Seguros;
(19)	Became a direct subsidiary of Bradesco Seguros in April 2003;
(20)	Percentage ownership increased through acquisition of shares;
(21)	Merged into Banco Mercantil in January 2003;
(22)	Percentage ownership increased through acquisition of quotas in October 2002.

3) Significant Accounting Policies

a) Determination of net income

Income and expenses are recorded on the accrual basis and are prorated daily when of a financial nature. Transactions with prefixed rates are recorded at their redemption amounts and income and expenses for the future period are recorded as a discount to the corresponding asset and liability accounts. Post-fixed or foreign-currency-indexed transactions are adjusted to the balance sheet date. Income and expenses of a financial nature are calculated based on the exponential method, except when relating to discounted notes or to cross-border transactions which are calculated on the straight-line method.

The insurance and coinsurance premiums and income on commissions, net of premiums assigned in coinsurance and reinsurance and corresponding expenses for commission, are appropriated to results upon issuance of the corresponding insurance policies and are deferred for appropriation on a straight-line basis over the terms of the policies, through the recording and reversal of a provision for unearned premiums and deferred selling expenses. The accepted coinsurance and retrocession operations are recorded based on the information received from other companies and the Brazilian Institute of Reinsurers (IRB), respectively.

The revenue from savings bond plans is recognized at the time it is effectively received. The expenses for placement of bonds, classified as “Selling Expenses”, are recorded as they are incurred. Brokerage expenses are recorded at the time the savings bond plan contributions are effectively received. The payment of prizes on winning bonds is recorded as an expense in the month in which the draw takes places.

The private pension plan contributions are recorded in income at the time they are effectively received.

b) Interbank investments

These are recorded at purchase cost, including accrued income up to the balance sheet date, net of loss accrual, where applicable.

c) Securities

Pursuant to BACEN Circular 3068/2001, as from June 30, 2002, securities are classified and recorded as presented below:

  Trading securities - securities which are acquired for the purpose of being actively and frequently traded are adjusted to market value as a counter-entry to results for the period.

  Securities available for sale - securities which are not specifically intended for trading purposes or as held to maturity, are adjusted to market value as a counter-entry to a specific account in stockholders' equity, at amounts net of tax effects.

  Securities held to maturity - securities for which there exists intention and financial capacity for maintenance through to maturity are recorded at cost, plus accrued earnings, as a counter-entry to results for the period.

Up to June 2002, securities were valued at cost of acquisition, plus accrued earnings and less of the provision for adjustment to probable realizable value.

d) Derivative financial instruments (assets and liabilities)

Pursuant to BACEN Circular 3082/2002 and complementary regulations, the derivative financial instruments are classified based on management’s intended use thereof on the date of the operation and whether it was carried out for hedging purposes or not.

The derivative financial instruments which do not comply with the hedging criteria established by BACEN, particularly derivatives used to manage general exposure to risk, are recorded at market values, with the corresponding mark-to-market adjustments taken directly to income for the period.

The derivative financial instruments used for protection against exposure to risk or for changing the characteristics of financial assets and liabilities and which are: (i) significantly co-related in relation to the adjustment of their market value to the market value of the hedged item, at both the start and over the duration of the contract; and (ii) considered to be effective in mitigating the risk associated with the exposure which is to be protected, are classified as hedges in accordance with their specific nature:

  Market risk hedge – the hedged financial assets and liabilities and the corresponding derivative financial instruments are recorded at market value, with corresponding mark-to-market adjustments recorded directly in income for the period.

  Cash flow hedge – hedged financial assets and liabilities and the corresponding derivative financial instruments are recorded at market value, with corresponding mark-to-market adjustments, net of tax effects, recorded in the stockholders’ equity account. The non-hedged portion is recorded directly in results for the period.

e) Credit and leasing operations and allowance for loan and leasing losses

The credit and leasing operations are classified in compliance with: (i) the parameters established by CMN Resolution 2682/1999 at nine levels from “AA” (minimum risk) to “H” (maximum risk); and (ii) management’s risk level assessment. This assessment, which is carried out on a periodic basis, considers current economic conditions, and past loan loss experience, as well as specific and general risks relating to operations, borrowers and guarantors. The length of the delay in payment defined in CMN Resolution 2682/1999 is also taken into account for customer risk classification purposes as follows:

Length of Delay		Customer Classification

•	No delay	AA
•	Up to 14 days	A
•	From 15 to 30 days	B
•	From 31 to 60 days	C
•	From 61 to 90 days	D
•	From 91 to 120 days	E
•	From 121 to 150 days	F
•	From 151 to 180 days	G
•	More than 180 days	H

The accrual of credit operations past due up to 60 days is recorded in income on credit operations and subsequent to the 61st day, in unearned income.

Past-due operations classified at “H” level remain at this level for six months, subsequent to which time they are written off against the existing allowance and controlled over a five-year period in memorandum accounts and no longer presented in the balance sheet.

Renegotiated operations are maintained with a maximum classification equal to their prior classification. Renegotiated operations, already written off against the allowance and which are recorded in memorandum accounts are classified at “H” level and any gains derived from their renegotiation are recognized as revenue only when they are effectively received.

In the case of mortgage loans, the contractual capitalization period (monthly or quarterly) for income appropriation purposes complies with applicable legislation and end-borrower financings are adjusted to the present value of the installments receivable.

The allowance for loan losses is recorded at an amount considered sufficient to cover estimated losses and is based upon current economic conditions, past loan loss experience, specific and general portfolio risks and on BACEN requirements and instructions (Notes 13 f and g).

f) Income tax and social contribution (asset and liability)

Deferred income tax and social contribution calculated on tax losses, negative basis of social contribution and temporary additions are recorded in “Other receivables - sundry”, and the provision for deferred income tax on excess depreciation and mark-to-market adjustments is recorded in “Other liabilities – taxes and social security contributions”. Only deferred tax assets which have already acquired tax deductibility rights are recorded on amortization of goodwill.

Deferred tax assets on temporary additions are realized upon use and/or reversal of the corresponding provisions on which they were recorded. Deferred tax assets on tax losses and negative basis of social contribution will be realized as taxable income is generated (Note 36).

The provision for federal income tax is calculated at the standard rate of 15% of taxable income, plus an additional rate of 10% for income over established limits. The provision for social contribution is recorded at the rate of 9% of pre-tax income. Provisions were recorded for other taxes and social contributions in accordance with specific applicable legislation.

g) Technical reserves relating to insurance, pension plan and savings bond activities

Provision for unearned premiums

These are recorded at the amount of that portion of the insurance premiums issued/retained corresponding to the unexpired risk periods of the insurance contracts, in accordance with the criteria determined by SUSEP standards.

Benefits to be granted and benefits granted

Mathematical provisions comprise the amount of the liabilities assumed under the form of income, pension and savings plans and are calculated based on the financial method determined in the contract under the responsibility of a legally qualified actuary registered with the Brazilian Institute of Actuaries (IBA). The mathematical provisions comprise the present value of future benefits estimated based on actuarial methods and assumptions. The provision for benefits to be granted comprises participants whose receipt of benefits has not yet commenced and the provision for benefits granted comprises participants who are currently receiving benefits.

Savings Bonds – mathematical provisions

These are recorded in conformity with the technical notes approved by SUSEP, based on a variable percentage applicable to the amounts effectively received.

Unsettled claims and IBNR

The provision for payment of unsettled claims is recorded based on estimated probable payments, net of recoveries and adjusted for price-level restatement up to the balance sheet date. The reserve for claims incurred but not reported (IBNR) is calculated on an actuarial basis to quantify the volume and amount of the claims incurred, but which have not yet been reported to the insurance companies by the policyholders/beneficiaries.

h) Investments

Significant investments in subsidiaries, associated companies and jointly controlled investments are recorded on the equity method. The financial statements of the foreign branches and subsidiaries are adjusted to comply with the accounting practices adopted in Brazil, translated into reais and their related effects recognized in income for the period.

The exchange membership certificates of Stock Exchanges, the Center for the Financial Clearance and Custody of Private Securities (CETIP) and the Mercantile and Futures Exchange (BM&F) were recorded at net book value and fiscal incentives and other investments were recorded at cost, plus restatements through December 31, 1995, net of the provision for loss, where applicable.

i) Property and equipment in use

Property and equipment in use is stated at cost plus restatements through December 31, 1995, net of the corresponding accumulated depreciation, calculated on the straight-line method at annual rates which take into consideration the economic useful lives of the assets as follows: buildings in use - 4%; furniture and fixtures and machinery and equipment - 10%; data processing systems - 20% to 50%; and transport systems - 20%.

j) Deferred charges

Deferred charges, other than goodwill, are recorded at cost of acquisition or formation, net of the corresponding accumulated amortization, calculated on the straight-line method and amortized at a rate of 20% to 50% per annum. Goodwill on the acquisition of investments in subsidiary companies, based on expected future results, is amortized at rates of 10% to 20% per annum and is presented on a consolidated basis in deferred charges and in investments on an unconsolidated basis.

k) Deposits and deposits received under security repurchase agreements

These are stated at the amount of the liabilities and include related charges up to the balance sheet date, on a daily pro rata basis.

l) Other assets and liabilities

The assets are stated at their realizable amounts, including, where applicable, related income and monetary (on a daily pro rata basis) and exchange variations, less provisions when deemed appropriate. The liabilities include known or estimated amounts, plus related charges and monetary (on a pro rata basis) and exchange variations.

4) Information for Comparison Purposes

a) Reclassifications

In order to facilitate comparison of the financial statements, certain June 30, 2002 account balances were reclassified in line with the accounting procedures/classification used at June 30, 2003.

	At June 30, 2002 - In thousands of reais
	CONSOLIDATED BRADESCO			BRADESCO
	Prior disclosure	Reclassifications	Reclassified balance	Prior disclosure	Reclassifications	Reclassified balance

ASSETS
Current assets and long-term receivables	118,797,651	-	118,797,651	77,680,718	-	77,680,718
Interbank investments	5,402,247	-	5,402,247	10,794,517	758,324	11,552,841
Interbank deposits (1)	965,571	-	965,571	5,670,948	758,324	6,429,272
Credit operations	40,542,316	-	40,542,316	28,742,810	(758,324)	27,984,486
Private sector (1)	43,631,720	-	43,631,720	31,130,003	(758,324)	30,371,679
Permanent assets	5,707,251	197,589	5,904,840	14,142,834	101,515	14,244,349
Investments	617,961	197,589	815,550	12,750,826	101,515	12,852,341
Allowance for losses (2)	(517,865)	197,589	(320,276)	(206,992)	101,515	(105,477)

Total Assets	124,504,902	197,589	124,702,491	91,823,552	101,515	91,925,067

LIABILITIES
Current and long-term liabilities	99,880,804	1,170,939	101,051,743	81,699,528	101,515	81,801,043
Deposits	50,848,356	-	50,848,356	43,044,078	-	43,044,078
Interbank deposits (1)	151,508	-	151,508	784,070	1,131,959	1,916,029
Time deposits (1)	21,790,599	-	21,790,599	15,822,956	(1,131,959)	14,690,997
Other liabilities	17,403,501	1,170,939	18,574,440	11,080,015	101,515	11,181,530
Technical reserves for insurance, private pension plans and savings bonds (3)	1,032,273	973,350	2,005,623	-	-	-
Sundry (2)	3,625,066	197,589	3,822,655	1,720,330	101,515	1,821,845
Technical reserves for insurance, private pension plans and savings bonds (3)	14,179,286	(973,350)	13,205,936	-	-	-

Total Liabilities	124,504,902	197,589	124,702,491	91,823,552	101,515	91,925,067

	Six-month period ended June 30, 2002 – In thousands of reais
	CONSOLIDATED BRADESCO			BRADESCO
	Prior disclosure	Reclassifications	Reclassified balance	Prior disclosure	Reclassifications	Reclassified balance

Income from lending and trading activities	13,044,260	(26,004)	13,018,256	8,205,352	-	8,205,352
Income on security transactions (5) (8)	5,016,287	(1,095,507)	3,920,780	2,615,893	-	2,615,893
Financial income on insurance, private pension plans and savings bonds (8)	-	1,102,886	1,102,886	-	-	-
Derivative financial instruments (5)	(787,874)	(7,379)	(795,253)	(575,943)	-	(575,943)
Foreign exchange transactions (6)	1,606,300	(26,004)	1,580,296	1,301,541	-	1,301,541
Expenses	8,917,942	743,149	9,661,091	6,668,427	-	6,668,427
Price-level restatement and interest on technical reserves of insurance, private pension plans and savings bonds (4)	-	743,149	743,149	-	-	-

Income from financial intermediation	4,126,318	(769,153)	3,357,165	1,536,925	-	1,536,925

Other operating income (expenses)	(2,906,939)	705,422	(2,201,517)	(685,287)	(45,212)	(730,499)
Change in technical reserves for insurance, private pension plans and savings bonds (4)	(1,169,772)	743,149	(426,623)	-	-	-
Personnel expenses (7)	(1,820,376)	(63,731)	(1,884,107)	(1,295,588)	(45,212)	(1,340,800)
Other operating income (6)	635,356	24,498	659,854	218,603	-	218,603
Other operating expenses (6)	(1,103,929)	1,506	(1,102,423)	(348,424)	-	(348,424)

Operating income (expense)	1,219,379	(63,731)	1,155,648	851,638	(45,212)	806,426

Income before taxes and profit sharing	1,209,953	(63,731)	1,146,222	813,053	(45,212)	767,841

Employee profit sharing (7)	(63,731)	63,731	-	(45,212)	45,212	-

Net income	904,238	-	904,238	904,238	-	904,238

(1)	Reclassification of transactions relating to the transfer of funds between foreign branches from credit operations – private sector to interbank deposits and from time deposits to interbank deposits;
(2)	Reclassification of the provision for exchange variation;
(3)	Reclassified in compliance with SUSEP’s new plan of accounts;
(4)

Transfer of price-level restatement of technical reserves for insurance, private pension plans and savings bonds to expenses for price-level restatement and interest on technical reserves of insurance, private pension plans and savings bonds;

(5)	Transfer of income on securities’ transactions to income on derivative financial instruments, pursuant to BACEN Circulars 3068 and 3082;
(6)	Transfer of income from price-level restatement of assets of Banco Bradesco Argentina S.A.;
(7)	Transfer of expenses for employee profit sharing to personnel expenses;
(8)	New opening for financial income on insurance, private pension plans and savings bonds.

b) During the first half of 2003, Bradesco acquired the share control of BBV Banco and its subsidiaries. We present below the main balance sheet and statement of income accounts of the Bank and its subsidiaries at June 30, 2003:

In thousands of reais
BBV Banco and subsidiaries
June 30, 2003
ASSETS
Current assets and long-term receivables	9,875,795
Funds available	64,420
Interbank investments	3,215,674
Securities and derivative financial instruments	1,706,620
Interbank and interdepartmental accounts	410,034
Credit and leasing operations	3,371,270
Other receivables and other assets	1,107,777
Permanent assets	194,356
- Investments	41,842
- Property and equipment in use	149,827
- Deferred charges	2,687
Total	10,070,151
LIABILITIES
Current and long-term liabilities	7,754,018
Demand, time and interbank deposits	2,887,114
Savings deposits	581,557
Deposits received under security repurchase agreements and funds from acceptance and issuance of securities	2,371,948
Interbank and interdepartmental accounts	20,646
Borrowings and onlendings	1,253,927
Derivative financial instruments	13,929
Other liabilities	624,897
Deferred income	2,053
Stockholders' equity	2,314,080
Total	10,070,151

In thousands of reais
BBV Banco and subsidiaries
STATEMENT OF INCOME	June 1 to 30, 2003
Income from lending and trading activities	200,074
Expenses for lending and trading activities	(89,362)
Income from financial intermediation	110,712
Other operating income (expenses)	(67.969)
Operating income (expenses)	42,743
Non-operating income (expenses), net	(2,526)
Income before taxes	40,217
Provision for income tax and social contribution	(16,468)
Adjusted net income	23,749

5) Adjusted Balance Sheet and Statement of Income by Business Segment

The consolidated balance sheet and statement of income, by business segment, are presented below at June 30, 2003 in accordance with the Chart of Accounts for National Financial System Institutions (COSIF).

a) Balance sheet

	At June 30 - In thousands of reais
	Financial (1) (2)		Insurance (2) (3)		Other activities (2)	Amount eliminated (4)	Total consolidated

	Local	Foreign	Local	Foreign
ASSETS
Current assets and long-term receivables	114,641,200	12,368,125	26,779,314	46,308	631,581	(5,150,713)	149,315,815
Funds available	1,672,107	75,007	67,478	32,679	7,267	(81,657)	1,772,881
Interbank investments	18,773,549	2,545,258	35,754	-	-	(358,773)	20,995,788
Securities and derivative financial instruments	16,412,300	3,456,412	24,302,593	8,911	180,101	(1,564,785)	42,795,532
Interbank and interdepartmental accounts	15,018,541	5,914	-	-	-	-	15,024,455
Credit and leasing operations	39,073,387	6,139,548	-	-	-	(2,693,788)	42,519,147
Other receivables and other assets	23,691,316	145,986	2,373,489	4,718	444,213	(451,710)	26,208,012
Permanent assets	10,732,219	13,513	854,631	493	545,163	(6,972,560)	5,173,459
Investments (5)	7,077,375	-	359,758	-	30,020	(6,972,560)	494,593
Property and equipment in use and leased assets	1,911,560	11,609	315,193	484	427,208	-	2,666,054
Deferred charges	1,743,284	1,904	179,680	9	87,935	-	2,012,812
Total	125,373,419	12,381,638	27,633,945	46,801	1,176,744	(12,123,273)	154,489,274

LIABILITIES
Current and long-term liabilities	112,810,548	8,754,097	4,923,574	34,518	593,387	(5,150,713)	121,965,411
Deposits	53,923,700	3,393,327	-	-	-	(494,821)	56,822,206
Deposits received under security repurchase agreements	18,264,329	304,347	-	-	-	-	18,568,676
Funds from the acceptance and issuance of securities	7,362,170	708,926	-	-	1,271	(2,327,412)	5,744,955
Interbank and interdepartmental accounts	1,734,529	60	-	-	-	-	1,734,589
Borrowings and onlendings	12,755,870	3,482,125	965	-	199,765	(1,866,355)	14,572,370
Derivative financial instruments	299,391	65	-	-	10,333	-	309,789
Other liabilities:
- Subordinated debt	2,525,035	816,813	-	-	-	(4,103)	3,337,745
- Other	15,945,524	48,434	4,922,609	34,518	382,018	(458,022)	20,875,081
Technical reserves for insurance, private pension plans and savings bonds	-	-	19,857,515	-	-	-	19,857,515
Deferred income	30,064	94	-	-	6,829	-	36,987
Minority interest and stockholders’ equity in subsidiaries	10,703	3,627,447	2,852,856	12,283	576,528	(6,972,560)	107,257
Stockholders' equity of the parent company	12,522,104	-	-	-	-	-	12,522,104
Total in 2003	125,373,419	12,381,638	27,633,945	46,801	1,176,744	(12,123,273)	154,489,274
Total in 2002	103,693,851	12,353,458	19,388,783	48,276	1,716,711	(12,448,588)	124,702,491

b) Statement of income

	Six-month periods ended June 30 - In thousands of reais
	Financial (1) (2)		Insurance (2) (3)		Other activities (2)	Amount eliminated (4)	Total consolidated

	Local	Foreign	Local	Foreign
Income from lending and trading activities	9,405,364	307,973	2,610,472	868	1,820	(144,807)	12,181,690
Expenses for lending and trading activities	5,905,268	171,564	1,658,010	-	2,211	(143,928)	7,593,125
Income from financial intermediation	3,500,096	136,409	952,462	868	(391)	(879)	4,588,565
Other operating income (expenses) (5)	(2,115,705)	(48,631)	(493,378)	(2,475)	69,146	1,549	(2,589,494)
Operating income (expenses)	1,384,391	87,778	459,084	(1,607)	68,755	670	1,999,071
Non-operating income (expenses), net	(737,226)	4,074	(49,048)	(2)	5,437	(670)	(777,435)
Income before taxes and profit sharing	647,165	91,852	410,036	(1,609)	74,192	-	1,221,636
Provision for income tax and social contribution	(12,066)	(1,635)	(147,912)	(52)	(27,749)	-	(189,414)
Minority interest in subsidiaries	(2,899)	-	(696)	-	(1,316)	-	(4,911)
Net income in 2003	632,200	90,217	261,428	(1,661)	45,127	-	1,027,311
Net income in 2002	571,386	4,444	325,460	(19,257)	22,205	-	904,238

(1)

The financial segment comprises financial institutions and holding companies which are mainly responsible for managing financial resources, as well as credit card administration and asset management companies.

(2)	Asset and liability and income and expense account balances are eliminated between companies from the same segment.
(3)	The Insurance Group segment comprises insurance, private pension plan and savings bond companies.
(4)	Amounts eliminated between companies from different segments.
(5)	Investments and equity in earnings of associated companies are allocated to the segment to which the companies pertain.

6) Balance Sheet by Currency and Exchange Exposure

We present below the consolidated account balances by currency and exchange exposure, at June 30, 2003:

	At June 30, 2003 - In thousands of reais
		Currency
	Balance Sheet
		Local	Foreign (1)

ASSETS
Current assets and long-term receivables	149,315,815	125,493,688	23,822,127
Funds available	1,772,881	1,529,323	243,558
Interbank investments	20,995,788	18,586,008	2,409,780
Securities and derivative financial instruments	42,795,532	37,923,844	4,871,688
Interbank and interdepartmental accounts	15,024,455	15,018,541	5,914
Credit and leasing operations	42,519,147	35,776,879	6,742,268
Other receivables and other assets	26,208,012	16,659,093	9,548,919
Permanent assets	5,173,459	5,159,453	14,006
Investments	494,593	494,593	-
Property and equipment in use and leased assets	2,666,054	2,653,961	12,093
Deferred charges	2,012,812	2,010,899	1,913
Total	154,489,274	130,653,141	23,836,133

LIABILITIES
Current and long-term liabilities	121,965,411	99,901,130	22,064,281
Deposits	56,822,206	53,768,581	3,053,625
Deposits received under security repurchase agreements	18,568,676	18,264,329	304,347
Funds from acceptance and issuance of securities	5,744,955	707,242	5,037,713
Interbank and interdepartmental accounts	1,734,589	943,694	790,895
Borrowings and onlendings	14,572,370	6,265,036	8,307,334
Derivative financial instruments	309,789	309,724	65
Other liabilities:
- Subordinated debt	3,337,745	2,520,932	816,813
- Other	20,875,081	17,121,592	3,753,489
Technical reserves for insurance, private pension plans and savings bonds	19,857,515	19,857,515	-
Deferred income	36,987	36,987	-
Minority interest in subsidiaries	107,257	107,257	-
Stockholders' equity	12,522,104	12,522,104	-
Total	154,489,274	132,424,993	22,064,281
Net position of assets and liabilities			1,771,852
Net position of derivatives (2)			2,369,549
Other memorandum accounts, net (3)			(972,798)
Net exchange position (asset) (4)			3,168,603

(1)	Amounts expressed and/or indexed mainly in USD.
(2)	Excluding derivative operations maturing in D +1, to be settled in currency at June 30, 2003 price levels.
(3)	Leasing commitments and others controlled in memorandum accounts.
(4)	Excluding investments in foreign branches and subsidiaries (Note 16a), the net exchange position would be negative in the amount of R$ 519,733 thousand (liability).

7) Balance Sheet by Maturity

We present below the consolidated balance sheet at June 30, 2003, by days to maturity, based on accounting classification:

	At June 30, 2003 - In thousands of reais
	CONSOLIDATED BRADESCO
	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Indeterminate	Total

ASSETS
Current assets and long-term receivables	94,276,714	19,240,978	11,403,996	24,394,127	-	149,315,815
Funds available	1,772,881	-	-	-	-	1,772,881
Interbank investments	19,977,338	408,254	416,319	193,877	-	20,995,788
Securities and derivative financial instruments (1)	32,802,884	2,137,727	2,582,234	5,272,687	-	42,795,532
Interbank and interdepartmental accounts	14,699,576	4,859	5,917	314,103	-	15,024,455
Credit and leasing operations	8,622,813	15,215,186	6,353,416	12,327,732	-	42,519,147
Other receivables and other assets	16,401,222	1,474,952	2,046,110	6,285,728	-	26,208,012
Permanent assets	52,126	260,628	312,755	3,425,419	1,122,531	5,173,459
Investments	-	-	-	-	494,593	494,593
Property and equipment in use and leased
assets	22,588	112,937	135,525	1,767,066	627,938	2,666,054
Deferred charges	29,538	147,691	177,230	1,658,353	-	2,012,812
Total	94,328,840	19,501,606	11,716,751	27,819,546	1,122,531	154,489,274

LIABILITIES
Current and long-term liabilities	71,556,501	11,217,246	9,952,307	29,239,357	-	121,965,411
Deposits (2)	34,937,689	3,875,991	4,308,773	13,699,753	-	56,822,206
Deposits received under security repurchase
agreements	17,516,801	67,005	21,433	963,437	-	18,568,676
Funds from the acceptance and issuance of
securities	796,160	2,133,079	1,072,253	1,743,463	-	5,744,955
Interbank and interdepartmental accounts	1,734,589	-	-	-	-	1,734,589
Borrowings and onlendings	1,565,082	3,846,260	3,416,885	5,744,143	-	14,572,370
Derivative financial instruments	225,629	29,086	26,801	28,273	-	309,789
Other liabilities:
- Subordinated debt	9,820	34,914	-	3,293,011	-	3,337,745
- Other	14,770,731	1,230,911	1,106,162	3,767,277	-	20,875,081
Technical reserves for insurance, private
pension plans and savings bonds	-	-	-	19,857,515	-	19,857,515
Deferred income	36,244	743	-	-	-	36,987
Minority interest in subsidiaries	-	-	-	-	107,257	107,257
Stockholders' equity	-	-	-	-	12,522,104	12,522,104
Total	71,592,745	11,217,989	9,952,307	49,096,872	12,629,361	154,489,274

Accumulated net assets in 2003	22,736,095	31,019,712	32,784,156	11,506,830	-	-
Accumulated net assets in 2002	7,771,334	15,768,068	17,231,053	4,725,654	-	-

(1)	Investment fund applications are classified as up to 30 days.
(2)	Demand and savings account deposits are classified as up to 30 days without considering average historical turnover.

8) Funds Available

a) Funds available are comprised by:

	At June 30 – In thousands of reais
	CONSOLIDATED BRADESCO		BRADESCO
	2003	2002	2003	2002
Local currency	1,528,608	1,145,411	1,381,095	1,045,095
Foreign currency	243,558	985,458	155,344	136,617
Investments in gold	715	462	36	32
Total	1,772,881	2,131,331	1,536,475	1,181,744

b) Statement of cash flows

As additional information for readers, we present below the statement of cash flows prepared based on the indirect method. The information is presented in conformity with the definitions set forth in the Chart of Accounts for National Financial System Institutions (COSIF).

	At June 30 – In thousands of reais
	CONSOLIDATED BRADESCO		BRADESCO
	2003	2002	2003	2002
OPERATING ACTIVITIES
NET INCOME	1,027,311	904,238	1,027,311	904,238
ADJUSTMENTS TO RECONCILE NET INCOME TO CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Provision for loan losses	1,395,034	1,343,505	1,231,311	1,058,497
(Reversal of) Provision for losses on short-term interbank investments, securities and investments	31,153	105,738	(17,398)	16,124
Variation in technical reserves for insurance, private pension plans and savings bonds	1,725,366	426,623	-	-
Depreciation and amortization	291,166	223,501	173,355	125,253
Amortization of goodwill (Notes 31 and 32)	799,889	96,125	57,956	65,189
Results of investments accounted for by the equity method	32,714	(23,104)	(681,099)	(925,990)
Other	16,620	(3,771)	(307,547)	107,954
CHANGE IN ASSETS AND LIABILITIES:
Decrease (increase) in short-term interbank investments	484,982	(1,543,990)	(2,078,993)	(2,700,057)
Decrease (increase) in securities and derivative financial instruments	(6,074,221)	2,880,938	(1,805,997)	5,001,433
Decrease (increase) in interbank accounts	(677,007)	(752,747)	(698,634)	(587,053)
Decrease (increase) in interdepartmental accounts	(150,108)	(68,254)	(41,634)	(57,947)
Decrease (increase) in credit operations	(1,690,750)	(5,756,721)	(1,486,151)	(364,102)
Decrease (increase) in leasing operations	64,112	(139,675)	-	-
Decrease (increase) in insurance premiums receivable	(221,970)	(39,854)	-	-
Decrease (increase) in other receivables	(4,132,325)	(7,486,144)	(4,082,474)	(6,381,462)
Decrease (increase) in other assets	(18,375)	(192,774)	2,145	(66,754)
Amounts written off against the allowance for loan losses	(1,122,097)	(990,288)	(922,779)	(827,488)
Increase (decrease) in technical reserves for insurance, private
pension plans and savings bonds	1,851,431	931,510	-	-
Increase (decrease) in other liabilities	3,303,830	5,265,452	3,394,981	4,839,029
Increase (decrease) in deferred income	21,144	2,887	(3,311)	(629)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(3,042,101)	(4,816,805)	(6,238,958)	206,235
INVESTING ACTIVITIES
Decrease (increase) in compulsory deposits – Brazilian Central Bank	(1,272,005)	(837,954)	(1,350,820)	(519,678)
Sale of non-operating assets	88,888	50,175	57,137	38,472
Sale of investments	18,430	362,316	252,762	70,254
Sale of property and equipment in use and leased assets	62,493	87,978	6,966	34,909
Decrease in deferred charges	26,690	2,812	4,694	131
Acquisition of non-operating assets	(125,274)	(123,801)	(39,313)	(63,676)
Acquisition of investments	(85,341)	(419,978)	(3,270,896)	(1,864,553)
Acquisition of property and equipment in use and leased assets	(460,298)	(715,792)	(187,308)	(163,747)
Deferred charges	(503,558)	(1,373,367)	(191,123)	(57,095)
Interest attributed to own capital / dividends received	21,874	17,486	271,194	646,557
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(2,228,101)	(2,950,125)	(4,446,707)	(1,878,426)
FINANCING ACTIVITIES
Increase (decrease) in deposits	459,043	9,764,377	4,867,662	5,511,298
Increase (decrease) in deposits received from security repurchase agreements	2,555,711	(5,362,208)	4,566,548	(5,568,980)
Increase (decrease) in funds from issuance of securities	2,608,113	322,042	2,164,091	(730,439)
Increase (decrease) in borrowings and onlendings	(1,865,983)	2,268,155	(1,820,581)	1,546,119
Capital increase through subscription	501,000	-	501,000	-
Capital increase through incorporation of shares	788,735	-	788,735	-
Capital reserves – fiscal incentives	844	-	844	-
Share premium	7,046	-	7,046	-
Interest attributed to own capital and dividends paid and/or accrued	(633,326)	(316,249)	(633,326)	(316,249)
Acquisition of own shares	-	(38,759)	-	(38,759)
Variation in minority interest	(163,807)	175,116	-	-

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	4,257,376	6,812,474	10,442,019	402,990
DECREASE IN FUNDS AVAILABLE, NET	(1,012,826)	(954,456)	(243,646)	(1,269,201)

CHANGE IN FUNDS AVAILABLE, NET	At the beginning of the period	2,785,707	3,085,787	1,780,121	2,450,945
	At the end of the period	1,772,881	2,131,331	1,536,475	1,181,744
	Decrease in funds available, net	(1,012,826)	(954,456)	(243,646)	(1,269,201)

9) Interbank Investments

a) Interbank investments are presented below with their corresponding days to maturity:

	At June 30 - In thousands of reais
	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Total
					Consolidated	Bradesco

Securities purchased under resale agreements:
Own portfolio position	828,462	-	-	-	828,462	1,827,647
• National Treasury Bonds	674,698	-	-	-	674,698	448,197
• Financial Treasury Notes	152,185	-	-	-	152,185	1,273,129
•National Treasury Notes	-	-	-	-	-	106,321
• Others	1,579	-	-	-	1,579	-
Third-party portfolio position	16,685,797	-	-	-	16,685,797	16,937,669
• National Treasury Bonds	11,296,518	-	-	-	11,296,518	11,548,390
• Financial Treasury Notes	5,389,279	-	-	-	5,389,279	5,389,279
Subtotal	17,514,259	-	-	-	17,514,259	18,765,316

Interbank deposits:
• Interbank deposits	2,463,110	408,936	416,705	194,005	3,482,756	11,222,576
• Provision for loss	(31)	(682)	(386)	(128)	(1,227)	(1,088)
Subtotal	2,463,079	408,254	416,319	193,877	3,481,529	11,221,488

Total in 2003	19,977,338	408,254	416,319	193,877	20,995,788	29,986,804
%	95.2	1.9	2.0	0.9	100.0
Total in 2002	4,717,487	377,993	185,570	121,197	5,402,247	11,552,841
%	87.3	7.0	3.5	2.2	100.0

b) Income from interbank investments

We present below income from interbank investments, classified in the statement of income as income on security transactions:

	Six-month periods ended June 30 - In thousands of reais
	CONSOLIDATED BRADESCO		BRADESCO
	2003	2002	2003	2002
Income on investments in purchase and sale commitments:
Own position	239,477	6,946	323,599	3,094
Third-party position	1,862,954	252,951	2,011,375	399,063
Subtotal	2,102,431	259,897	2,334,974	402,157
Interbank deposits	156,171	103,636	933,918	423,481
Total (Note 10e)	2,258,602	363,533	3,268,892	825,638

10) Securities and Derivative Financial Instruments

a) Summary of the consolidated classification of securities by business segment and issuer

	At June 30 - In thousands of reais
	Financial	Insurance/ Savings bond	Pension plan	Other activities	2003	%	2002	%

Trading Securities	14,183,717	2,417,075	16,480,096	69,895	33,150,783	77.5%	19,266,510	50.8%
- Government securities	12,262,828	2,261,983	16,071,685	37,272	30,633,768	71.6%	18,133,781	47.8%
- Corporate bonds	1,920,889	155,092	408,411	32,623	2,517,015	5.9%	1,132,729	3.0%
Securities available for sale	1,371,215	1,472,542	1,238,109	96,631	4,178,497	9.7%	14,781,745	39.0%
- Government securities	212,935	976,710	-	-	1,189,645	2.7%	10,868,956	28.7%
- Corporate bonds	1,158,280	495,832	1,238,109	96,631	2,988,852	7.0%	3,912,789	10.3%
Securities held to maturity	2,071,503	-	2,626,007	-	4,697,510	11.0%	3,515,671	9.3%
- Government securities	2,071,503	-	2,626,007	-	4,697,510	11.0%	3,515,671	9.3%
Derivative financial instruments	768,448	-	-	294	768,742	1.8%	345,399	0.9%
- Corporate bonds	768,448	-	-	294	768,742	1.8%	345,399	0.9%

Total in 2003	18,394,883	3,889,617	20,344,212	166,820	42,795,532	100.0%	37,909,325	100.0%
- Government securities	14,547,266	3,238,693	18,697,692	37,272	36,520,923	85.3%	32,518,408	85.8%
- Corporate bonds	3,847,617	650,924	1,646,520	129,548	6,274,609	14.7%	5,390,917	14.2%

b) Consolidated portfolio composition by issuer

At June 30, 2003 - In thousands of reais
SECURITIES (1)	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market/book value (2) (3) (4)	Restated Cost	Unrealized gain (loss)	Unrealized gain (loss), net of tax effects

GOVERNMENT SECURITIES	6,390,441	3,630,981	6,932,814	19,566,687	36,520,923	36,567,532	(46,609)	(30,762)
Financial Treasury Notes	1,080,030	3,318,223	4,047,983	10,923,026	19,369,262	19,304,799	64,463	42,546
National Treasury Bonds	5,146,358	9,221	888,845	927,809	6,972,233	6,971,802	431	284
Federal Treasury Notes	34,998	18,479	795,091	6,273,885	7,122,453	7,136,969	(14,516)	(9,580)
Brazilian Foreign Debt Notes	70,825	17,833	213,758	1,319,030	1,621,446	1,677,844	(56,398)	(37,223)
Central Bank Notes	6,699	266,911	983,932	36,066	1,293,608	1,296,626	(3,018)	(1,992)
Other	51,531	314	3,205	86,871	141,921	179,492	(37,571)	(24,797)

CORPORATE BONDS	2,449,639	645,314	244,367	2,935,289	6,274,609	6,041,787	232,822	153,663
Debentures	11,775	44,073	75,357	1,563,080	1,694,285	1,732,688	(38,403)	(25,346)
Shares	1,917,005	-	-	-	1,917,005	1,763,959	153,046	101,011
Certificates of Bank
Deposit	140,308	94,299	3,252	760,656	998,515	998,925	(410)	(271)
Derivative financial instruments	231,642	206,103	92,163	238,834	768,742	649,802	118,940	78,500
Promissory Notes	14,241	250,247	-	-	264,488	264,625	(137)	(90)
Foreign Securities	72,242	29,397	32,552	107,898	242,089	232,251	9,838	6,493
Other	62,426	21,195	41,043	264,821	389,485	399,537	(10,052)	(6,634)

TOTAL	8,840,080	4,276,295	7,177,181	22,501,976	42,795,532	42,609,319	186,213	122,901

c) Consolidated classification by category, days to maturity and business segment

At June 30, 2003 - In thousands of reais
SECURITIES (1)	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market/book value (2) (3) (4)	Restated Cost	Unrealized gain (loss)	Unrealized gain (loss), net of tax effects

I . TRADING SECURITIES	6,652,321	3,439,976	5,926,589	17,131,897	33,150,783	33,103,361	47,422	31,299

- Financial	5,697,462	1,787,317	1,406,312	5,292,626	14,183,717	14,144,757	38,960	25,714

National Treasury Bonds	5,145,321	8,789	301,720	66,025	5,521,855	5,521,423	432	285
Financial Treasury Notes	329,651	1,372,365	100,240	2,719,484	4,521,740	4,444,813	76,927	50,772
Federal Treasury Notes	34,621	18,380	692,531	498,250	1,243,782	1,249,097	(5,315)	(3,507)
Debentures	4,465	586	8	860,353	865,412	865,412	-	-
Certificates of Bank Deposit	3,264	828	498	696,502	701,092	701,092	-	-
Brazilian Foreign Debt Notes	21,582	17,816	194,762	247,013	481,173	483,714	(2,541)	(1,677)
Central Bank Notes	-	266,911	78,832	35,159	380,902	383,920	(3,018)	(1,992)
Foreign securities	71,364	29,397	32,552	107,898	241,211	231,373	9,838	6,493
Other	87,194	72,245	5,169	61,942	226,550	263,913	(37,363)	(24,660)

- Insurance and Savings Bond	225,908	352,847	798,062	1,040,258	2,417,075	2,417,084	(9)	(6)

Financial Treasury Notes	75,276	351,020	644,476	1,011,876	2,082,648	2,082,657	(9)	(6)
National Treasury Bonds	250	432	152,632	-	153,314	153,314	-	-
Shares	116,833	-	-	-	116,833	116,833	-	-
Other	33,549	1,395	954	28,382	64,280	64,280	-	-

- Private Pension Plan	713,121	1,286,369	3,694,755	10,785,851	16,480,096	16,471,631	8,465	5,587

Financial Treasury Notes	543,883	1,278,317	3,257,912	6,807,429	11,887,541	11,879,075	8,466	5,588
Federal Treasury Notes	377	99	-	2,886,213	2,886,689	2,886,689	-	-
National Treasury Bonds	-	-	434,491	861,784	1,296,275	1,296,276	(1)	(1)
Shares	166,669	-	-	-	166,669	166,669	-	-
Other	2,192	7,953	2,352	230,425	242,922	242,922	-	-

- Other activities	15,830	13,443	27,460	13,162	69,895	69,889	6	4

Financial Treasury Notes	7,495	13,307	2,688	12,991	36,481	36,474	7	5
Funds of other institutions	7,403	-	24,770	14	32,187	32,187	-	-
National Treasury Bonds	787	-	2	-	789	789	-	-
Other	145	136	-	157	438	439	(1)	(1)

II. SECURITIES AVAILABLE FOR SALE	1,901,177	630,216	145,549	1,501,555	4,178,497	4,158,646	19,851	13,102

- Financial	477,175	267,429	102,099	524,512	1,371,215	1,435,261	(64,046)	(42,270)

Shares	449,063	-	-	-	449,063	404,131	44,932	29,655
Debentures	3,112	11,859	75,194	247,998	338,163	358,780	(20,617)	(13,607)
Promissory Notes	-	176,376	-	-	176,376	176,376	-	-
Brazilian Foreign Debt Notes	1,002	17	12,596	149,291	162,906	216,763	(53,857)	(35,545)
Certificates of Bank Deposit	1,928	68,316	-	3,524	73,768	74,179	(411)	(271)
Other	22,070	10,861	14,309	123,699	170,939	205,032	(34,093)	(22,502)

- Insurance and Savings Bond	499,056	330,969	43,450	599,067	1,472,542	1,446,660	25,882	17,082

Financial Treasury Notes	115,114	303,214	42,667	358,364	819,359	816,778	2,581	1,703
Shares	381,264	-	-	-	381,264	331,110	50,154	33,102
Federal Treasury Notes	-	-	-	157,344	157,344	166,545	(9,201)	(6,073)
Other	2,678	27,755	783	83,359	114,575	132,227	(17,652)	(11,650)

- Private Pension Plan	887,567	25,722	-	324,820	1,238,109	1,179,988	58,121	38,360

Shares	771,160	-	-	-	771,160	712,906	58,254	38,448
Debentures	6	10,374	-	324,820	335,200	335,333	(133)	(88)
Other	116,401	15,348	-	-	131,749	131,749	-	-

- Other activities	37,379	6,096	-	53,156	96,631	96,737	(106)	(70)

Certificates of Bank Deposit	28,564	6,096	-	53,156	87,816	87,816	-	-
Other	8,815	-	-	-	8,815	8,921	(106)	(70)

III. SECURITIES HELD TO MATURITY	54,940	-	1,012,880	3,629,690	4,697,510	4,697,510	-	-

- Financial	54,940	-	1,012,880	1,003,683	2,071,503	2,071,503	-	-

Brazilian Foreign Debt Notes	48,241	-	6,400	922,726	977,367	977,367	-	-
Central Bank Notes	6,699	-	903,920	907	911,526	911,526	-	-
Federal Treasury Notes	-	-	102,560	80,050	182,610	182,610	-	-

- Private Pension Plan	-	-	-	2,626,007	2,626,007	2,626,007	-	-

Federal Treasury Notes	-	-	-	2,626,007	2,626,007	2,626,007	-	-

IV. DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	231,642	206,103	92,163	238,834	768,742	649,802	118,940	78,500

- Financial	231,348	206,103	92,163	238,834	768,448	649,508	118,940	78,500

Derivative financial instruments	231,348	206,103	92,163	238,834	768,448	649,508	118,940	78,500

- Other activities	294	-	-	-	294	294	-	-

Derivative financial instruments	294	-	-	-	294	294	-	-

Total	8,840,080	4,276,295	7,177,181	22,501,976	42,795,532	42,609,319	186,213	122,901

DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)	(225,629)	(29,086)	(26,801)	(28,273)	(309,789)	(285,515)	(24,274)	(16,021)

(1)	Investment fund applications were distributed based on the securities comprising their portfolios, maintaining the fund category classification.
(2)	The number of days to maturity was based on the maturity of the securities, regardless of accounting classification.
(3)	This column reflects book value subsequent to mark-to-market, except for securities held to maturity, whose market value is higher than book value by R$ 159,054 thousand, net of tax effects.
(4)	The market value of securities is determined based on the market price practiced on the balance sheet date. In the event no market prices are available, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or quotations for instruments with similar characteristics.

d) Composition of the portfolios by account:

	At June 30, 2003 - In thousands of reais
	Up to	From 31 to	From 181 to	More than 360	Total
	30 days	180 days	360 days	days	Consolidated	Bradesco
Own Portfolio	8,510,180	3,160,811	4,836,013	19,146,562	35,653,566	3,168,742
Fixed income securities	6,595,097	3,160,811	4,836,013	19,146,562	33,738,483	2,728,965
Financial Treasury Notes	1,030,559	2,702,912	3,428,045	8,459,680	15,621,196	102,272
National Treasury Bonds	5,146,357	438	791,458	927,414	6,865,667	258,483
Federal Treasury Notes	30,757	102	161,307	5,884,046	6,076,212	88,439
Debentures	11,775	44,074	75,356	1,563,080	1,694,285	693,932
Brazilian Foreign Debt Notes	64,607	17,833	143,335	1,139,845	1,365,620	1,101,320
Certificates of Bank Deposit	140,308	94,299	3,252	760,656	998,515	69,208
Promissory notes	14,241	250,247	-	-	264,488	4,453
Foreign securities	35,936	29,397	32,552	107,898	205,783	143,883
Central Bank Notes	6,699	-	156,459	35,160	198,318	161,979
Other	113,858	21,509	44,249	268,783	448,399	104,996

Equity securities	1,915,083	-	-	-	1,915,083	439,777
Shares of listed companies
(technical reserve)	1,122,472	-	-	-	1,122,472	-
Shares and quotas (other)	792,611	-	-	-	792,611	439,777

Subject to commitments	329,900	1,115,484	2,341,168	3,355,414	7,141,966	5,648,251
Purchase and sale agreements	54,196	18,158	620,177	182,334	874,865	1,293,018
Financial Treasury Notes	11,673	12,640	545,687	2,242	572,242	24,712
Brazilian Foreign Debt Notes	6,218	-	70,423	179,185	255,826	255,826
Foreign securities	36,305	-	-	-	36,305	-
National Treasury Bonds	-	5,518	-	-	5,518	5,518
Central Bank Notes	-	-	4,067	907	4,974	4,974
Debentures	-	-	-	-	-	1,001,988

Brazilian Central Bank	22,936	792,253	1,415,343	1,338,156	3,568,688	2,545,907
Financial Treasury Notes	18,694	506,966	49,696	1,041,924	1,617,280	613,997
Federal Treasury Notes	4,242	18,377	624,114	296,232	942,965	923,467
Central Bank Notes	-	266,910	655,408	-	922,318	922,318
National Treasury Bonds	-	-	86,125	-	86,125	86,125

Privatization currencies	101	-	-	82,907	83,008	21,996

Collateral provided	21,025	98,970	213,485	1,513,183	1,846,663	1,268,743
Financial Treasury Notes	19,103	95,705	24,555	1,419,181	1,558,544	1,046,759
Central Bank Notes	-	-	167,998	-	167,998	167,998
Federal Treasury Notes	-	-	9,670	93,606	103,276	42,724
National Treasury Bonds	-	3,265	11,262	396	14,923	11,262
Equity securities	1,922	-	-	-	1,922	-
Derivative financial instruments	231,642	206,103	92,163	238,834	768,742	518,587

Total in 2003	8,840,080	4,276,295	7,177,181	22,501,976	42,795,532	8,816,993
%	20.7	10.0	16.8	52.5	100.0

Total in 2002	10,201,582	12,698,619	1,256,743	13,752,381	37,909,325	10,561,360
%	26.9	33.5	3.3	36.3	100.0

Investment fund applications were distributed based on the securities comprising their portfolios. The number of days to maturity was based on the maturity of the securities, regardless of accounting classification.

e) At June 30, 2003, an amount of R$ 1,521,134 thousand of investment fund applications was reclassified from “securities available for sale” to “trading securities” and an amount of R$ 215,137 thousand of Brazilian foreign debt notes from “securities held to maturity” to “securities available for sale”. These reclassifications decreased stockholders’ equity by R$ 53,757 thousand with no effect, however, on income. The reclassifications were based on Management’s reassessment of the new profile of the securities portfolio following the acquisition of BBV Banco.

f) Income on security transactions, financial income on insurance, private pension plans and savings bonds and derivative financial instruments

We present below the composition of the results of transactions with securities and derivative financial instruments:

	Six-month periods ended June 30 – In thousands of reais
Revenue	CONSOLIDATED BRADESCO		BRADESCO
	2003	2002	2003	2002
Fixed income securities (1)	1,147,867	2,764,139	307,361	1,811,238
Interbank investments (2)	2,258,602	363,533	3,268,892	825,638
Allocation of exchange variation of foreign branches	(782,429)	683,173	-	-
Equity securities	162,061	109,805	13,685	(20,991)
Other	(107)	130	(7)	8
Subtotal	2,785,994	3,920,780	3,589,931	2,615,893
Financial income on insurance, private pension plans and savings bonds	2,613,256	1,102,886	-	-
Transactions with derivatives (3)	13,157	(795,253)	(245,716)	(575,943)
Total	5,412,407	4,228,413	3,344,215	2,039,950

(1)	Includes foreign securities.
(2)	Note 9b.
(3)	Note 34c.

11) Additional Provision for Market Risk Fluctuation, Net of Tax Effects

	In thousands of reais
	Investment	Exchange variation	Total
Balance at December 31, 2002	22,446	504,160	526,606
Amount written off	(22,446)	(504,160)	(526,606)
Balance at June 30, 2003	-	-	-

12) Interbank Accounts – Restricted Deposits

a) We present below the “Restricted Deposits” account:

	At June 30 – In thousands of reais
	CONSOLIDATED BRADESCO		BRADESCO
	2003	2002	2003	2002
Compulsory deposits – demand deposits (1)	5,280,237	2,976,762	4,848,395	2,542,308
Compulsory deposits – savings account deposits (2)	4,130,582	2,767,694	3,864,038	2,585,052
Additional compulsory deposits (3)	4,380,821	-	3,860,101	-
Restricted deposits – National Housing System (4)	384,536	397,274	156,070	156,438
Funds from agricultural loans (4)	578	578	578	578
Total	14,176,754	6,142,308	12,729,182	5,284,376

(1)	Without remuneration.
(2)	Remunerated at the same rate as savings account deposits.
(3)	Additional compulsory deposit on demand, savings and time deposits remunerated based on the variation in the Brazilian Central Bank reference rate (SELIC).
(4)	Remunerated based on the reference rate (TR).

b) Income on compulsory deposits

We present below income on restricted deposits:

	Six-month periods ended June 30 – In thousands of reais
	CONSOLIDATED BRADESCO		BRADESCO
	2003	2002	2003	2002
Restricted deposits – BACEN (compulsory deposits)	708,109	131,509	639,069	111,977
Restricted deposits – National Housing System (SFH)	22,814	9,274	8,048	5,637
Total	730,923	140,783	647,117	117,614

13) Credit Operations

The information relating to credit operations including advances on foreign exchange contracts, leasing operations and other receivables is presented as follows:

a) Credit operations by type and maturity.
b) Credit operations arising from new acquisitions.
c) Credit operations by type and risk level.
d) Concentration of credit operations.
e) Credit operations by activity sector.
f) Composition of credit operations and allowance for loan losses.
g) Movement of the allowance for loan losses.
h) Recovery and renegotiation of credit operations.
i) Income on credit operations.

a) Credit operations by type and maturity

	At June 30 - In thousands of reais
	CONSOLIDATED BRADESCO
	Normal Course
	Up to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total in 2003 (A)%		Total in 2002 (A)%
Discount of trade receivables and other loans	6,940,971	4,919,265	2,545,724	2,529,232	2,787,837	2,658,536	22,381,565	41.1	21,246,191	41.5
Financings	1,211,717	1,083,327	918,575	1,929,062	2,704,449	6,832,075	14,679,205	27.0	15,037,298	29.3
Rural and agribusiness loans	205,138	178,251	173,876	540,720	422,516	2,448,185	3,968,686	7.3	3,252,393	6.3
Subtotal	8,357,826	6,180,843	3,638,175	4,999,014	5,914,802	11,938,796	41,029,456	75.4	39,535,882	77.1
Leasing operations	112,354	77,343	76,325	208,751	310,907	607,603	1,393,283	2.5	1,634,933	3.2
Advances on foreign exchange contracts (1)	1,361,572	1,006,907	730,488	1,490,271	1,162,459	12,593	5,764,290	10.6	6,304,334	12.3
Subtotal	9,831,752	7,265,093	4,444,988	6,698,036	7,388,168	12,558,992	48,187,029	88.5	47,475,149	92.6
Other receivables (2)	76,905	38,851	55,655	37,362	119,320	381,244	709,337	1.3	482,048	0.9
Total credit operations	9,908,657	7,303,944	4,500,643	6,735,398	7,507,488	12,940,236	48,896,366	89.8	47,957,197	93.5
Sureties and guarantees(3)	782,763	370,552	258,949	764,259	583,547	2,821,261	5,581,331	10.2	3,348,179	6.5
Total in 2003	10,691,420	7,674,496	4,759,592	7,499,657	8,091,035	15,761,497	54,477,697	100.0
Total in 2002	12,520,941	5,699,009	5,084,388	7,229,069	7,412,197	13,359,772			51,305,376	100.0
	At June 30 - In thousands of reais
	CONSOLIDATED BRADESCO
	Abnormal Course
	Past Due Installments
	Up to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 720 days	Total in 2003 (B)%		Total in 2002 (B)%
Discount of trade receivables and other loans	265,970	185,675	180,974	353,494	396,378	1,382,491	75.6	1,628,438	75.9
Financings	71,240	74,182	28,048	59,343	54,228	287,041	15.7	289,091	13.5
Rural and agribusiness loans	2,364	1,878	1,945	2,175	21,213	29,575	1.6	37,917	1.8
Subtotal	339,574	261,735	210,967	415,012	471,819	1,699,107	92.9	1,955,446	91.2
Leasing operations	8,634	5,554	3,282	6,369	6,649	30,488	1.7	50,760	2.4
Advances on foreign exchange contracts (1)	17,658	8,184	2,420	5,120	11,486	44,868	2.5	34,557	1.6
Subtotal	365,866	275,473	216,669	426,501	489,954	1,774,463	97.1	2,040,763	95.2
Other receivables (2)	5,698	3,935	1,184	3,539	38,666	53,022	2.9	18,004	0.8
Total credit operations	371,564	279,408	217,853	430,040	528,620	1,827,485	100.0	2,058,767	96.0
Sureties and guarantees (3)	-	-	-	-	-	-	-	85,945	4.0
Total in 2003	371,564	279,408	217,853	430,040	528,620	1,827,485	100.0
Total in 2002	597,327	271,598	293,201	414,487	568,099			2,144,712	100.0

	At June 30 - In thousands of reais
	CONSOLIDATED BRADESCO
	Abnormal Course
	Installments Falling Due										Total
	Up to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total in 2003 (C)%		Total in 2002 (C)%		In 2003 (A+B+C)%		In 2002 (A+B+C)%
Discount of trade receivables other loans	120,668	97,389	67,544	188,686	215,387	371,996	1,061,670	45.7	1,053,488	41.2	24,825,726	42.3	23,928,117	42.7
Financings	90,420	65,041	60,745	165,062	257,305	477,046	1,115,619	48.0	1,289,758	50.4	16,081,865	27.4	16,616,147	29.7
Rural and agribusiness loans	388	351	890	999	1,395	5,252	9,275	0.4	12,897	0.5	4,007,536	6.9	3,303,207	5.9
Subtotal	211,476	162,781	129,179	354,747	474,087	854,294	2,186,564	94.1	2,356,143	92.1	44,915,127	76.6	43,847,471	78.3
Leasing operations	7,843	6,486	5,779	16,434	23,905	36,819	97,266	4.2	194,848	7.6	1,521,037	2.6	1,880,541	3.4
Advances on foreign exchange contracts (1)	4,895	-	-	-	-	-	4,895	0.2	-	-	5,814,053	9.9	6,338,891	11.3
Subtotal	224,214	169,267	134,958	371,181	497,992	891,113	2,288,725	98.5	2,550,991	99.7	52,250,217	89.1	52,066,903	93.0
Other receivables (2)	23,750	993	1,014	3,211	3,428	3,522	35,918	1.5	8,716	0.3	798,277	1.4	508,768	0.9
Total credit operations	247,964	170,260	135,972	374,392	501,420	894,635	2,324,643	100.0	2,559,707	100.0	53,048,494	90.5	52,575,671	93.9
Sureties and guarantees (3)	-	-	-	-	-	-	-	-	-	-	5,581,331	9.5	3,434,124	6.1
Total in 2003	247,964	170,260	135,972	374,392	501,420	894,635	2,324,643	100.0			58,629,825	100.0
Total in 2002	211,154	181,480	161,893	412,593	601,885	990,702			2,559,707	100.0			56,009,795	100.0

On an unconsolidated basis, normal course operations determined on the same bases as in the above exhibit total R$ 37,030,748 thousand (2002 - R$ 35,446,191 thousand), past-due installments total R$ 1,420,121 thousand (2002 - R$ 1,519,034 thousand) and installments falling due total R$ 1,309,189 thousand (2002 - R$ 1,454,680 thousand).

(1)	Advances on foreign exchange contracts and advances in foreign currency granted are recorded as a reduction of “Other Liabilities”.
(2)

“Other Receivables” comprise receivables on guarantees honored, receivables on purchase of assets, credit instruments receivable; income receivable on foreign exchange contracts and receivables arising from export contracts.

(3)	Recorded in memorandum accounts.

b) Credit operations arising from new acquisitions.

We present below credit operations arising from the acquisition of BBV Banco:

At June 30, 2003 – In thousands of reais
Credit operations	3,398,505
Leasing operations	146,433
Other receivables	176,064
Advances on foreign exchange contracts	270,849
Total	3,991,851
Normal course	3,807,226
Abnormal course	184,625

c) Credit operations by type and risk level

At June 30 - In thousands of reais
CONSOLIDATED BRADESCO
Risk Levels
CREDIT OPERATIONS	AA	A	B	C	D	E	F	G	H	Total in 2003%		Total in 2002%

Discount of trade receivables and other loans	6,890,393	9,523,329	1,560,217	3,368,296	1,188,794	288,810	288,353	212,309	1,505,225	24,825,726	46.8	23,928,117	45.5
Financings	4,167,075	7,289,520	1,246,772	2,466,961	341,165	71,986	72,672	51,607	374,107	16,081,865	30.3	16,616,147	31.6
Rural and agribusiness loans	294,634	889,817	262,232	2,168,577	159,532	45,439	14,283	120,118	52,904	4,007,536	7.5	3,303,207	6.3
Subtotal	11,352,102	17,702,666	3,069,221	8,003,834	1,689,491	406,235	375,308	384,034	1,932,236	44,915,127	84.6	43,847,471	83.4
Leasing operations	56,768	562,339	208,496	519,734	39,367	11,229	51,101	8,522	63,481	1,521,037	2.9	1,880,541	3.6
Advances on foreign exchange contracts	3,835,636	919,049	588,847	336,207	98,274	7,012	2,931	11,737	14,360	5,814,053	11.0	6,338,891	12.0
Subtotal	15,244,506	19,184,054	3,866,564	8,859,775	1,827,132	424,476	429,340	404,293	2,010,077	52,250,217	98.5	52,066,903	99.0
Other receivables	259,169	222,921	83,453	111,982	13,550	54,553	3,133	1,518	47,998	798,277	1.5	508,768	1.0
Total credit operations in 2003	15,503,675	19,406,975	3,950,017	8,971,757	1,840,682	479,029	432,473	405,811	2,058,075	53,048,494	100.0
%	29.2	36.6	7.4	16.9	3.5	0.9	0.8	0.8	3.9	100.0
Total credit operations in 2002	16,676,662	18,370,484	5,020,012	7,826,479	1,276,844	460,695	379,984	524,509	2,040,002			52,575,671	100.0
%	31.7	35.0	9.5	14.9	2.4	0.9	0.7	1.0	3.9			100.0

At June 30 - In thousands of reais
BRADESCO
Risk Levels
CREDIT OPERATIONS	AA	A	B	C	D	E	F	G	H	Total in 2003%		Total in 2002%

Discount of trade receivable and other loans	4,815,397	7,690,026	1,002,174	2,400,955	931,974	239,005	214,903	159,108	1,123,389	18,576,931	51.3	17,473,112	48.7
Financings	3,312,813	1,789,744	698,566	1,765,043	247,136	44,377	49,541	30,857	251,790	8,189,267	22.6	9,982,562	27.8
Rural and agribusiness loans	258,876	790,517	233,101	2,096,699	88,303	43,642	7,172	120,118	29,808	3,668,236	10.1	2,982,104	8.3
Subtotal	8,387,086	10,270,287	1,933,841	6,262,697	1,267,413	327,024	271,616	310,083	1,404,387	30,434,434	84.0	30,437,778	84.8
Advances on foreign exchange contracts	3,702,858	733,342	501,128	290,711	77,969	4,101	2,931	10,583	578	5,324,201	14.7	5,260,225	14.6
Subtotal	12,089,944	11,003,629	2,434,969	6,553,408	1,345,382	331,125	274,547	320,666	1,404,965	35,758,635	98.7	35,698,003	99.4
Other receivables	160,613	123,818	53,059	88,729	5,470	760	1,772	459	23,543	458,223	1.3	200,685	0.6
Total credit operations in 2003	12,250,557	11,127,447	2,488,028	6,642,137	1,350,852	331,885	276,319	321,125	1,428,508	36,216,858	100.0
%	33.8	30.7	6.9	18.4	3.7	0.9	0.8	0.9	3.9	100.0
Total credit operations in 2002	13,448,928	11,038,569	2,856,233	5,329,034	773,805	328,007	286,669	435,061	1,402,382			35,898,688	100.0
%	37.5	30.7	8.0	14.8	2.2	0.9	0.8	1.2	3.9			100.0	100.0

d) Concentration of credit operations

	At June 30 - In thousands of reais
	CONSOLIDATED BRADESCO		BRADESCO
	2003	2002	2003	2002
Largest borrower	783,795	962,630	783,735	857,954
Percentage of total credit operation portfolio	1.5%	1.8%	2.2%	2.4%
10 largest borrowers	4,871,243	4,718,273	4,223,658	3,914,170
Percentage of total credit operation portfolio	9.2%	9.0%	11.7%	10.9%
20 largest borrowers	7,926,324	7,231,443	6,605,547	6,037,820
Percentage of total credit operation portfolio	14.9%	13.8%	18.2%	16.8%
50 largest borrowers	13,264,813	11,874,792	11,066,170	9,696,074
Percentage of total credit operation portfolio	25.0%	22.6%	30.6%	27.0%
100 largest borrowers	17,305,236	15,436,433	14,299,583	12,630,734
Percentage of total credit operation portfolio	32.6%	29.4%	39.5%	35.2%

e) Credit operations by activity sector

	At June 30 - In thousands of reais
	CONSOLIDATED BRADESCO				BRADESCO
	2003	%	2002	%	2003	%	2002	%
PUBLIC SECTOR	196,511	0.4	215,973	0.4	60,248	0.2	66,236	0.2

FEDERAL GOVERNMENT	196,007	0.4	215,835	0.4	60,050	0.2	66,098	0.2
Petrochemical	196,007	0.4	215,835	0.4	60,050	0.2	66,098	0.2

MUNICIPAL GOVERNMENT	504	-	138	-	198	-	138	-
Direct administration	504	-	138	-	198	-	138	-

PRIVATE SECTOR	52,851,983	99.6	52,359,698	99.6	36,156,610	99.8	35,832,452	99.8

MANUFACTURING	17,149,578	32.4	17,421,681	33.2	13,675,444	37.7	13,789,330	38.4
Steel, metallurgical and mechanical	3,823,635	7.2	3,448,280	6.6	3,134,073	8.7	2,704,921	7.5
Food and beverage	3,237,103	6.1	3,555,948	6.9	2,741,296	7.6	3,042,258	8.5
Chemical	1,628,059	3.1	1,629,635	3.1	1,087,992	3.0	1,278,528	3.6
Light and heavy vehicles	1,331,878	2.5	1,148,617	2.2	1,088,054	3.0	1,021,019	2.8
Paper and pulp	1,067,455	2.0	957,104	1.8	846,783	2.3	680,714	1.9
Textiles and clothing	852,902	1.6	920,150	1.8	708,857	2.0	649,962	1.8
Rubber and plastic articles	728,187	1.4	493,145	0.9	660,584	1.8	445,311	1.2
Electro-electronics	624,883	1.2	716,379	1.4	490,470	1.3	547,003	1.5
Publishing, printing and reproduction	600,257	1.1	653,263	1.2	515,279	1.4	530,405	1.5
Furniture and wood products	507,662	1.0	437,102	0.8	415,622	1.1	342,670	1.0
Automotive parts and accessories	418,307	0.8	242,150	0.5	387,219	1.1	215,219	0.6
Extraction of metallic and non-metallic ores	391,357	0.7	1,165,234	2.2	348,134	1.0	957,258	2.7
Oil refining and production of alcohol	378,215	0.7	331,383	0.6	292,862	0.8	328,107	0.9
Leather articles	318,749	0.6	264,539	0.5	235,634	0.6	195,493	0.5
Non-metallic materials	242,401	0.5	439,096	0.8	237,851	0.7	411,052	1.2
Other industries	998,528	1.9	1,019,656	1.9	484,734	1.3	439,410	1.2

COMMERCE	8,616,974	16.3	7,822,629	14.9	6,023,980	16.7	4,924,847	13.7
General merchandise wholesalers	1,549,816	2.9	783,615	1.5	1,144,375	3.2	880,285	2.5
Speciality store products	1,459,880	2.8	1,359,817	2.6	1,148,388	3.2	1,160,668	3.2
Food, beverages and tobacco products	1,120,330	2.1	875,697	1.7	567,832	1.6	517,067	1.5
Waste material and scrap	608,770	1.1	290,752	0.6	592,522	1.6	285,887	0.8
Vehicles	533,561	1.0	614,024	1.2	314,357	0.9	99,858	0.3
Non-specialized retailers	495,491	0.9	436,209	0.8	458,872	1.3	371,345	1.0
Clothing and footwear	426,761	0.8	370,050	0.7	328,180	0.9	248,939	0.7
Commercial intermediary	361,580	0.7	179,682	0.3	335,102	0.9	166,793	0.5
Articles for personal use and for use in the home	350,187	0.7	366,767	0.7	311,120	0.9	248,105	0.7
Repairs, parts and accessories for vehicles	287,715	0.5	311,065	0.6	268,931	0.7	264,697	0.7
Fuel	271,896	0.5	258,826	0.5	227,459	0.6	189,578	0.5
Agricultural products	246,821	0.5	215,498	0.4	184,729	0.5	190,927	0.5
Other commerce	904,166	1.8	1,760,627	3.3	142,113	0.4	300,698	0.8

FINANCIAL INTERMEDIATION	605,216	1.1	474,487	0.9	580,049	1.6	551,491	1.5

SERVICES	11,247,762	21.0	11,467,811	21.8	6,617,760	18.3	7,238,734	20.2
Telecommunications	2,113,635	3.9	2,311,351	4.4	1,552,242	4.3	1,818,639	5.1
Transport and storage	1,863,992	3.5	1,633,419	3.1	816,982	2.2	788,165	2.2
Civil construction	1,614,316	3.0	1,630,438	3.1	1,044,898	2.9	1,167,955	3.3
Real estate activities, rents and corporate services	1,503,732	2.8	1 ,048,576	2.0	1 ,018,953	2.8	764,975	2.1
Production and distribution of electric power, gas and water	1,293,451	2.4	866,719	1.6	1,014,588	2.8	866,305	2.4
Social services, education, health, defense and social security	565,026	1.1	663,208	1.3	319,897	0.9	255,328	0.7
Holdings, legal, accounting and business advisory services	501,911	0.9	1 ,213,326	2.3	364,188	1.0	992,946	2.8
Clubs, leisure, cultural and sports activities	375,753	0.7	317,790	0.6	176,346	0.5	145,488	0.4
Hotel and catering	210,487	0.4	245,616	0.5	180,156	0.5	208,424	0.6
Other services	1,205,459	2.3	1,537,368	2.9	129,510	0.4	230,509	0.6

AGRICULTURE, LIVESTOCK
RAISING, FISHING, FOREST DEVELOPMENT AND MANAGEMENT	826,171	1.6	963,878	1.8	704,598	1.9	700,377	2.0

INDIVIDUALS	14,406,282	27.2	14,209,212	27.0	8,554,779	23.6	8,627,673	24.0

TOTAL	53,048,494	100.0	52,575,671	100.0	36,216,858	100.0	35,898,688	100.0

f) Composition of the credit operation portfolio and the allowance for loan losses

At June 30 – In thousands of reais
CONSOLIDATED BRADESCO
Portfolio Balance
	Abnormal Course
Risk Level	Past Due	Falling Due	Total Abnormal Course	Normal Course	Total	%	Accumulated % - 2003	Accumulated % - 2002

AA	-	-	-	15,503,675	15,503,675	29.2	29.2	31.7
A	-	-	-	19,406,975	19,406,975	36.6	65.8	66.7
B	119,857	420,229	540,086	3,409,931	3,950,017	7.4	73.2	76.2
C	195,355	545,826	741,181	8,230,576	8,971,757	16.9	90.1	91.1
Subtotal	315,212	966,055	1,281,267	46,551,157	47,832,424	90.1

D	170,759	395,650	566,409	1,274,273	1,840,682	3.5	93.6	93.5
E	127,724	149,233	276,957	202,072	479,029	0.9	94.5	94.4
F	122,621	126,379	249,000	183,473	432,473	0.8	95.3	95.1
G	125,333	90,556	215,889	189,922	405,811	0.8	96.1	96.1
H	965,836	596,770	1,562,606	495,469	2,058,075	3.9	100.0	100.0
Subtotal	1,512,273	1,358,588	2,870,861	2,345,209	5,216,070	9.9

Total in 2003	1,827,485	2,324,643	4,152,128	48,896,366	53,048,494	100.0
%	3.4	4.4	7.8	92.2	100.0
Total in 2002	2,058,767	2,559,707	4,618,474	47,957,197	52,575,671
%	3.9	4.9	8.8	91.2	100.0

At June 30 - In thousands of reais
CONSOLIDATED BRADESCO
Allowance
Minimum Requirement
		Specific
Risk Level	% Minimum Required Provision	Past Due	Falling Due	Total Specific	Generic	Total	Additional	Existing	% (1) 2003	% (1) 2002
AA	0.0	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	97,074	97,074	52,605	149,679	0.8	0.5
B	1.0	1,198	4,053	5,251	34,093	39,344	17,057	56,401	1.4	1.0
C	3.0	5,861	16,375	22,236	246,911	269,147	174,281	443,428	4.9	3.2
Subtotal		7,059	20,428	27,487	378,078	405,565	243,943	649,508	1.4	0.8

D	10.0	17,076	39,564	56,640	127,425	184,065	336,197	520,262	28.3	18.9
E	30.0	38,317	44,769	83,086	60,621	143,707	75,242	218,949	45.7	38.5
F	50.0	61,310	63,189	124,499	91,736	216,235	74,874	291,109	67.3	57.7
G	70.0	87,733	63,389	151,122	132,945	284,067	86,795	370,862	91.4	86.0
H	100.0	965,836	596,770	1,562,606	495,469	2,058,075	-	2,058,075	100.0	100.0
Subtotal		1,170,272	807,681	1,977,953	908,196	2,886,149	573,108	3,459,257	66.3	66.8

Total in 2003		1,177,331	828,109	2,005,440	1,286,274	3,291,714	817,051	4,108,765	7.7
%		28.6	20.2	48.8	31.3	80.1	19.9	100.0
Total in 2002		1,349,607	881,254	2,230,861	1,009,179	3,240,040	288,563	3,528,603		6.7
%		38.2	25.0	63.2	28.6	91.8	8.2	100.0

At June 30 – In thousands of reais
BRADESCO
Portfolio Balance
	Abnormal Course
Risk Level	Past Due	Falling Due	Total Abnormal Course	Normal Course	Total	%	Accumulated % - 2003	Accumulated % - 2002

AA	-	-	-	12,250,557	12,250,557	33.8	33.8	37.5
A	-	-	-	11,127,447	11,127,447	30.7	64.5	68.2
B	83,529	150,110	233,639	2,254,389	2,488,028	6.9	71.4	76.2
C	134,626	235,581	370,207	6,271,930	6,642,137	18.4	89.8	91.0
Subtotal	218,155	385,691	603,846	31,904,323	32,508,169	89.8

D	140,598	291,364	431,962	918,890	1,350,852	3.7	93.5	93.2
E	100,680	108,956	209,636	122,249	331,885	0.9	94.4	94.1
F	101,498	91,928	193,426	82,893	276,319	0.8	95.2	94.9
G	101,060	64,220	165,280	155,845	321,125	0.9	96.1	96.1
H	758,130	367,030	1,125,160	303,348	1,428,508	3.9	100.0	100.0
Subtotal	1,201,966	923,498	2,125,464	1,583,225	3,708,689	10.2

Total in 2003	1,420,121	1,309,189	2,729,310	33,487,548	36,216,858	100.0
%	3.9	3.6	7.5	92.5	100.0
Total in 2002	1,519,034	1,454,680	2,973,714	32,924,974	35,898,688
%	4.2	4.1	8.3	91.7	100.0

At June 30 - In thousands of reais
BRADESCO
Allowance
Minimum Requirement
		Specific
Risk Level	% Minimum Required Provision	Past Due	Falling Due	Total Specific	Generic	Total	Additional	Existing	% (1) 2003	% (1) 2002
AA	0.0	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	55,594	55,594	44,747	100,341	0.9	0.5
B	1.0	835	1,501	2,336	22,538	24,874	11,156	36,030	1.4	1.0
C	3.0	4,039	7,067	11,106	188,151	199,257	151,177	350,434	5.3	3.3
Subtotal		4,874	8,568	13,442	266,283	279,725	207,080	486,805	1.5	0.8

D	10.0	14,059	29,135	43,194	91,887	135,081	260,158	395,239	29.3	18.7
E	30.0	30,203	32,686	62,889	36,673	99,562	54,896	154,458	46.5	38.5
F	50.0	50,749	45,964	96,713	41,446	138,159	54,201	192,360	69.6	58.1
G	70.0	70,741	44,954	115,695	109,091	224,786	63,808	288,594	89.9	86.7
H	100.0	758,130	367,030	1,125,160	303,348	1,428,508	-	1,428,508	100.0	100.0
Subtotal		923,882	519,769	1,443,651	582,445	2,026,096	433,063	2,459,159	66.3	68.7

Total in 2003		928,756	528,337	1,457,093	848,728	2,305,821	640,143	2,945,964	8.1
%		31.5	18.0	49.5	28.8	78.3	21.7	100.0
Total in 2002		997,661	606,393	1,604,054	665,551	2,269,605	210,855	2,480,460		6.9
%		40.2	24.5	64.7	26.8	91.5	8.5	100.0

(1)	Existing provision in relation to portfolio, by risk level
.

g) Movement of allowance for loan losses

	At June 30 - In thousands of reais
	CONSOLIDATED BRADESCO	BRADESCO
At December 31, 2001	2,941,297	2,249,451
Amount recorded	1,343,505	1,058,497
Amount written off	(990,288)	(827,488)
Balance derived from acquired institutions (1)	234,089	-
At June 30, 2002	3,528,603	2,480,460
Specific provision (2)	2,230,861	1,604,054
Generic provision (3)	1,009,179	665,551
Additional provision (4)	288,563	210,855
At December 31, 2002	3,665,091	2,637,432
Specific provision (2)	1,943,451	1,415,899
Generic provision (3)	1,217,036	793,035
Additional provision (4)	504,604	428,498
Amount recorded	1,395,034	1,231,311
Amount written off	(1,122,097)	(922,779)
Balance derived from acquired institutions (5)	170,737	-
At June 30, 2003	4,108,765	2,945,964
Specific provision (2)	2,005,440	1,457,093
Generic provision (3)	1,286,274	848,728
Additional provision (4)	817,051	640,143

(1)	Including Banco Mercantil de São Paulo S.A. – R$ 195,110 thousand; Banco BEA S.A. – R$ 6,696 thousand; Banco Cidade S.A. – R$ 16,600 thousand; and Potenza Leasing S.A. - R$ 15,683 thousand.
(2)	For operations with installments overdue by more than 14 days.
(3)	Recorded based on the customer/transaction classification and accordingly not included in the preceding item.
(4)

The additional provision is recorded based on management's experience and expected collection of the credit portfolio, to determine the total allowance deemed sufficient to cover specific and general portfolio risks, as well as the provision calculated based on risk level ratings and the corresponding minimum provision requirements established by CMN Resolution 2682. The additional provision per customer was classified (Note 13f) according to the corresponding risk levels.

(5)	BBV Banco – R$ 170,737 thousand.

h) Recovery and renegotiation of credit operations:

Expense for provision for loan losses, net of recoveries of written-off credits:

	Six-month periods ended June 30 - In thousands of reais
	CONSOLIDATED BRADESCO		BRADESCO
	2003	2002	2003	2002
Amount recorded for the period	1,395,034	1,343,505	1,231,311	1,058,497
Amount recovered (1)	(241,321)	(136,773)	(192,669)	(101,479)
Expense net of recoveries	1,153,713	1,206,732	1,038,642	957,018

(1)	These recoveries are classified in income on credit operations.

The total renegotiated operations for the period are presented below:

	Six-month periods ended June 30 - In thousands of reais
	CONSOLIDATED BRADESCO		BRADESCO
	2003	2002	2003	2002
Amount renegotiated	741,144	1,067,761	557,294	859,634
Amount received and written off	(788,109)	(921,158)	(671,819)	(815,014)
Total net renegotiations for the period	(46,965)	146,603	(114,525)	44,620

i) Income on credit operations

	Six-month periods ended June 30 - In thousands of reais
	CONSOLIDATED BRADESCO		BRADESCO
	2003	2002	2003	2002
Discount of trade receivables and other loans	3,882,844	4,157,786	2,933,717	3,164,542
Financings	1,685,077	2,210,526	726,338	1,356,621
Rural and agribusiness loans	253,515	137,434	230,839	123,605
Subtotal	5,821,436	6,505,746	3,890,894	4,644,768
Recovery of credits written off as loss	241,321	136,773	192,669	101,479
Allocation of exchange variation of foreign branches	(435,211)	219,808	-	-
Subtotal	5,627,546	6,862,327	4,083,563	4,746,247
Leasing, net of expenses	136,767	200,252	-	-
Total	5,764,313	7,062,579	4,083,563	4,746,247

14) Other Receivables

a) Foreign exchange portfolio

Balance sheet accounts

	At June 30 - In thousands of reais
	CONSOLIDATED BRADESCO		BRADESCO
	2003	2002	2003	2002
Assets – other receivables
Exchange purchases pending settlement	9,246,594	9,793,718	8,778,917	8,574,914
Foreign exchange acceptances and term documents in foreign currencies	25,339	56,188	21,554	53,049
Exchange sale receivables	3,941,820	2,999,433	3,927,411	2,950,790
Less – Advances in local currency received	(185,651)	(302,513)	(173,590)	(190,791)
Income receivable on advances granted	102,411	114,870	91,410	94,191
Total	13,130,513	12,661,696	12,645,702	11,482,153

Liabilities - Other liabilities
Exchange sales pending settlement	3,595,364	3,137,975	3,579,357	3,088,180
Exchange purchase payables	10,062,135	8,762,438	9,561,867	7,694,850
Less – Advances on foreign exchange contracts	(5,814,053)	(6,338,891)	(5,324,201)	(5,260,225)
Other	10,094	4,156	4,743	3,250
Total	7,853,540	5,565,678	7,821,766	5,526,055
Net exchange portfolio	5,276,973	7,096,018	4,823,936	5,956,098
Memorandum accounts
Open import credits	156,085	138,067	133,548	109,893

Foreign exchange transactions:

We present below the composition of foreign exchange transactions adjusted to improve the presentation of the effective results:

	Six-month periods ended June 30 - In thousands of reais
	CONSOLIDATED BRADESCO		BRADESCO
	2003	2002	2003	2002
Income on exchange transactions	7,247,518	3,322,049	6,834,739	2,863,840
Expenses for exchange transactions	(6,979,867)	(1,741,753)	(6,507,326)	(1,562,299)
Foreign exchange transactions	267,651	1,580,296	327,413	1,301,541
Adjustments:
- Income on export financing (1)	9,449	3,387	1,698	1,885
- Income on foreign currency financing (1)	91,378	369,489	86,292	300,652
- Income on foreign investments (2)	6,313	24,371	4,763	18,107
- Expenses for foreign securities (3)	(4,068)	(3,849)	(4,068)	(3,849)
- Expenses for payables to foreign bankers (4)	(192,952)	(1,800,866)	(275,523)	(1,517,041)
Total adjustments	(89,880)	(1,407,468)	(186,838)	(1,200,246)
Adjusted foreign exchange transactions	177,771	172,828	140,575	101,295

(1)	Income on export financing and foreign currency financing classified as income on credit operations.
(2)	Income on foreign investments classified as income on securities transactions.
(3)	Expenses for foreign securities, classified as expenses for interest and charges on deposits.
(4)	Expenses for payables to foreign bankers relating to funds for financing advances on foreign exchange contracts and import financing, classified as expenses for borrowings and onlendings.

b) Sundry

	At June 30 - In thousands of reais
	CONSOLIDATED BRADESCO		BRADESCO
	2003	2002	2003	2002
Deposits in guarantee	1,603,998	1,381,050	569,184	529,533
Deferred tax assets (Note 36c)	5,865,058	4,882,018	2,782,798	2,533,703
Sundry receivables	1,042,315	847,694	837,730	1,058,971
Payments to be reimbursed	384,705	377,267	129,184	241,376
Credit instruments receivable	340,532	179,723	19,808	3,274
Prepaid taxes	921,481	915,772	478,394	424,401
Receivables on purchase of assets	447,285	240,670	345,648	102,120
Other	104,606	89,860	55,201	49,353
Total	10,709,980	8,914,054	5,217,947	4,942,731

15) Other Assets

a) Non-operating assets/other

	At June 30 - In thousands of reais
	CONSOLIDATED BRADESCO			BRADESCO
	Cost	Provision for loss	Residual value	Cost	Provision for loss	Residual value
Property	451,257	(170,292)	280,965	201,806	(102,438)	99,368
Vehicles and similar	69,917	(43,697)	26,220	39,196	(28,073)	11,123
Machinery and equipment	15,259	(7,994)	7,265	2,212	(242)	1,970
Goods subject to special conditions	33,952	(30,967)	2,985	11,867	(11,867)	-
Inventories / stores	72,111	-	72,111	7,712	-	7,712
Other	82,293	(2,585)	79,708	296	(275)	21

Total in 2003	724,789	(255,535)	469,254	263,089	(142,895)	120,194
Total in 2002	694,698	(226,386)	468,312	357,459	(139,431)	218,028

b) Prepaid expenses

These comprise mainly expenses for insurance, prepaid financial expenses, auto sales commission and expenses for the contract to provide banking services at Post Office network bank branches, which are amortized on a straight-line basis according to the contract terms.

16) Investments

a) We present below the movement of investments in foreign branches and direct and indirect subsidiaries, which were fully eliminated upon consolidation of the financial statements:

In thousands of reais

Investments in foreign branches and subsidiaries	Balance at December 31, 2002	Movement for the period (1)	Exchange variation	Equity accounting	Balance at June 30, 2003
Bradesco – New York	483,437	-	(90,481)	5,126	398,082
Bradesco – Grand Cayman	1,201,263	20,046	(228,583)	25,493	1,018,219
Bradesco Securities, Inc.	3,432	60,820	(4,022)	(1,036)	59,194
BCN – Grand Cayman	447,864	-	(83,823)	18,065	382,106
Cidade Capital Markets Limited	104,166	-	(19,496)	563	85,233
Boavista (Nassau, Grand Cayman and Banking)	155,860	-	(29,171)	33,218	159,907
Banco Bradesco Argentina S.A.	57,058	-	64	(10,240)	46,882
Bradesco Argentina de Seguros S.A.	12,974	-	(190)	(1,395)	11,389
Mercantil – Grand Cayman	502,447	(48,350)	(94,255)	6,593	366,435
Banco Mercantil de São Paulo International S.A.	335,919	(2,674)	(53,610)	9,214	288,849
BBV Banco – Nassau	-	780,731	(24,643)	1,940	758,028
Bradesco International Health Service, Inc.	966	365	(201)	(262)	868
Banco Bradesco Luxembourg S.A.	134,848	1,823	(25,238)	1,711	113,144
Subtotal	3,440,234	812,761	(653,649)	88,990	3,688,336
Provision for exchange variation (Note 11)	(504,160)	-	504,160	-	-
Total	2,936,074	812,761	(149,489)	88,990	3,688,336

(1)	Includes acquisition, capital increase and mark-to-market adjustment of securities available for sale.

b) Composition of investments in the consolidated financial statements:

	At June 30 - In thousands of reais

Associated Companies (total percentage ownership)	2003	2002
. IRB - Brasil Resseguros S.A. - (21.24%)	209,160	172,273
. CP Cimento e Participações S.A. - (12.48%)	48,578	48,578
. Marlim Participações S.A. - (11.84%)	21,820	25,787
. NovaMarlim Participações S.A. - (17.17%)	22,100	22,100
. American Bank Note Ltda. - (22.50%)	16,449	16,449
. BES Investimentos do Brasil S.A. - BI (19.99%) (1)	16,456	-
. Tigre S.A. - Tubos e Conexões (2)	-	101,830
. Other associated companies	14,769	90,244
Total in associated companies	349,332	477,261
. Other investments (3)	166,099	370,829
. Fiscal incentives	339,959	287,736
. Provision for:
- Fiscal incentives	(283,183)	(233,994)
- Other investments	(77,614)	(86,282)
Total consolidated investments	494,593	815,550

(1)	No longer proportionally consolidated as from the 2nd half of 2002.
(2)	Sold in the 2nd quarter of 2003.
(3)	Reclassification of shares to current.

c) Equity accounting was recorded in income under ’equity in the earnings of subsidiary and associated companies’ and totals R$ (32,714) thousand (2002 – R$ 23,104 thousand) and R$ 681,099 thousand (2002 – R$ 925,990 thousand) on an unconsolidated basis and is presented as follows:

In thousands of reais
Company	Capital	Adjusted net equity	Number of shares/quotas held (thousand)			Percentage ownership	Adjusted net income (loss)	Book value (unconsolidated)	Equity accounting ajustment (20)
			Common	Preferred	Quotas			June 30, 2003	June 30, 2003	June 30, 2002

I – CONSOLIDATED SUBSIDIARIES
A) Financial area									(109,788)	800,425
BCN and subsidiaries	770,000	1,727,510	6	-	-	100.000%	281,322	1,877,634	189,070	189,589
Banco BCN S.A. (1) (2)	-	-	-	-	-	-	-	-	(149,577)	(12,905)
Bancocidade - Corretora de Valores Mobiliários e de Câmbio Ltda. (2)	-	-	-	-	-	-	-	-	3,713	1,308
Bancocidade Leasing Arrendamento Mercantil S.A. (2)	-	-	-	-	-	-	-	-	1,833	(3,201)
Banco das Nações S.A. (3)	-	-	-	-	-	-	-	-	-	3,527
Banco de Crédito Real de Minas Gerais S.A. (2)	-	-	-	-	-	-	-	-	155,708	68,473
Banco Finasa S.A. (2) (4)	-	-	-	-	-	-	-	-	58,393	23,799
BCN Cons., Adm. de Bens, Serv. e Publ. Ltda. (2)	-	-	-	-	-	-	-	-	(2,004)	3,401
Boavista S.A. Arrendamento Mercantil (2)	-	-	-	-	-	-	-	-	13,643	468
Bradesco BCN Leasing S.A. Arrendamento Mercantil (2) (5)	-	-	-	-	-	-	-	-	37,696	26,204
Finasa Promotora de Vendas Ltda. (2) (6)	-	-	-	-	-	-	-	-	(329)	242
Potenza Leasing S.A. Arrendamento Mercantil (2) (7)	-	-	-	-	-	-	-	-	167,918	-
Foreign branches – Exchange gains (loss) (2)	-	-	-	-	-	-	-	-	(103,319)	66,915
Other subsidiaries	-	-	-	-	-	-	-	-	5,395	11,358
Banco Mercantil and subsidiaries	881,053	957,898	6,033,874	-	-	100.000%	43,352	1,048,433	(85,796)	75,272
Banco Mercantil de São Paulo S.A. (1) (2)	-	-	-	-	-	-	-	-	40,186	(66,824)
Banco Finasa de Investimento S.A. (2)	-	-	-	-	-	-	-	-	5,999	4,491
Banco Mercantil de São Paulo International S.A. (2)	-	-	-	-	-	-	-	-	8,363	4,849
Candelária Empreendimentos e Participações Ltda. (8)	-	-	-	-	-	-	-	-	-	6,376
Finasa Leasing S.A. Arrendamento Mercantil (9)	-	-	-	-	-	-	-	-	3,733	1,209
Foreign branches – Exchange gains (loss) (2)	-	-	-	-	-	-	-	-	(149,153)	119,572
Other subsidiaries	-	-	-	-	-	-	-	-	5,076	5,599
BBV Banco and subsidiaries	2,686,572	2,314,080	3,108,741	3,108,741	-	100.000%	23,749	2,511,951	13,177	-
BBV Banco (1) (2) (10)	-	-	-	-	-	-	-	-	34,988	-
BBV Administradora de Cartões Ltda. (2) (10)	-	-	-	-	-	-	-	-	323	-
BBV Corretora de Câmbio e Valores Mobiliários Ltda. (2)(10)	-	-	-	-	-	-	-	-	2,822	-
BBV Leasing Brasil S.A. Arrendamento Mercantil (2) (10)	-	-	-	-	-	-	-	-	(997)	-
Foreign branches/subsidiaries – Exchange gains (loss) (2) (10)	-	-	-	-	-	-	-	-	(24,643)	-
Other subsidiaries	-	-	-	-	-	-	-	-	684	-
Other financial companies	-	-	-	-	-	-	-	-	(226,239)	535,564
Banco Baneb S.A. (1) (2)	1,475,556	1,640,591	50,992,134	77,364,230	-	99.971%	127,762	1,715,483	127,414	48,945
Banco BEA S.A. (2) (11)	-	-	-	-	-	-	-	-	4,910	24,802
Banco Boavista Interatlântico S.A. and subsidiaries (1) (2)	4,402,000	4,983,236	1,649,136	-	-	100.000%	429,518	5,314,187	435,165	172,912
Banco Bradesco Argentina S.A. (1) (2)	68,266	46,882	29,999	-	-	99.999%	(10,240)	46,882	(10,240)	18,680
Banco Bradesco Luxembourg S.A. (1) (2)	81,421	111,322	28	-	-	99.999%	1,711	113,144	1,711	(168)
Boavista S.A. D.T.V.M. (12) (13)	-	-	-	-	-	-	-	-	(471,845)	(4,267)
Bradesco BCN Leasing S.A. Arrendamento Mercantil (1) (2) (5)	697,221	978,277	190	-	-	52.386%	65,201	562,597	28,401	-
Bradesco Leasing S.A. Arrendamento Mercantil (14)	-	-	-	-	-	-	-	-	3,612	24,408
Bradesco S.A. Corretora de Títulos e Valores Mobiliários (1) (2)	45,000	94,315	375,999	-	-	99.999%	8,591	94,314	8,591	4,267
Banco Finasa de Investimento S.A. (1) (2) (15)	319,047	304,588	1,749,723	-	-	97.403%	10,469	296,677	3,788	-
Bradesco Securities, Inc. (1) (2)	63,184	59,194	1	-	-	100.000%	(1,036)	59,194	(1,036)	(740)
Bram – Bradesco Asset Management Ltda. and subsidiary (1) (2)	51,911	54,307	-	-	51,911	99.999%	63	54,306	63	7,336
Cia. Brasileira de Meios de Pagamento – VISANET (16)	-	-	-	-	-	-	-	-	20,660	23,101
Foreign branches/subsidiaries – Exchange gains (loss) (2)	-	-	-	-	-	-	-	-	(377,433)	216,288
B) Insurance and Pension Plan area	-	-	-	-	-	-	-	-	285,399	304,729
Bradesco Seguros S.A. (1)(2)	1,301,000	2,790,021	625	-	-	99.702%	258,400	2,781,707	(22,779)	(2,060)
ABS–Empreendimentos Imobiliários, Participações e Serviços S.A. (2)	-	-	-	-	-	-	-	-	13,531	21,040
Atlântica Capitalização S.A. (2)	-	-	-	-	-	-	-	-	643	391
Bradesco Argentina de Seguros S.A. (2)	-	-	-	-	-	-	-	-	(1,392)	1,501
Bradesco Capitalização S.A. (2)	-	-	-	-	-	-	-	-	81,514	66,505
Bradesco Saúde S.A. (2)	-	-	-	-	-	-	-	-	2,788	39,070
Bradesco Vida e Previdência S.A. (2)	-	-	-	-	-	-	-	-	207,876	198,795
Finasa Seguradora S.A. (2)	-	-	-	-	-	-	-	-	9,981	906
União Novo Hamburgo Seguros S.A. (2)	-	-	-	-	-	-	-	-	(7,195)	(1,769)
Foreign subsidiaries – Exchange gains (loss) (2)	-	-	-	-	-	-	-	-	(390)	(20,392)
Other subsidiaries	-	-	-	-	-	-	-	-	822	742
C) Other activities	-	-	-	-	-	-	-	-	34,042	(4,679)
União de Comércio e Participações Ltda. (1)(2)	240,876	353,507	-	-	2,408	99.999%	26,580	353,503	(17,260)	(4,266)
Átria Participações S.A. (2)	-	-	-	-	-	-	-	-	1,259	-
BUS Holding S.A. (17)	-	-	-	-	-	-	-	-	-	1,352
Latasa S.A. (16)	-	-	-	-	-	-	-	-	28,612	19,291
Nova Paiol Participações S.A. (2)	-	-	-	-	-	-	-	-	(1,850)	2,646
Other subsidiaries	-	-	-	-	-	-	-	-	23,281	(23,702)
Total consolidated subsidiaries	-	-	-	-	-	-	-	-	209,653	1,100,475
II – Unconsolidated
BES Investimento do Brasil
S.A. – Banco de Investimento (16)	-	-	-	-	-	-	-	-	3,491	-
IRB-Brasil Resseguros S.A. (16)	-	-	-	-	-	-	-	-	(27,796)	21,889
Tigre S.A. – Tubos e Conexões (18)	-	-	-	-	-	-	-	-	-	5,450
UGB Participações S.A. (19)	-	-	-	-	-	-	-	-	(13,121)	(2,655)
Other associated companies	-	-	-	-	-	-	-	48,056	4,712	(1,580)
Total unconsolidated	-	-	-	-	-	-	-	-	(32,714)	23,104

Subtotal	-	-	-	-	-	-	-	16,878,068	176,939	1,123,579

(Reversal of) Provision for exchange variation	-	-	-	-	-	-	-	-	504,160	(197,589)

Total	-	-	-	-	-	-	-	16,878,068	681,099	925,990

(1)	Direct subsidiary.
(2)	Information at June 30, 2003.
(3)	Merged into Banco BCN S.A. in July 2002.
(4)	Previously named Continental Banco S.A.
(5)	Previously named BCN Leasing Arrendamento Mercantil S.A.
(6)	Previously named Continental Promotora de Vendas Ltda.
(7)	Previously named Ford Leasing S.A. – Arrendamento Mercantil.
(8)	Merged into Banco Finasa de Investimento S.A. in November 2002.
(9)	Merged into Bradesco BCN Leasing S.A. Arrendamento Mercantil in April 2003.
(10)	Acquired in June 2003.
(11)	Merged into Banco Baneb S.A. in April 2003.
(12)	Merged into Banco Mercantil de São Paulo S.A. on February, 2003.
(13)	Including extraordinary amortization of goodwill in Mercantil, net of taxes (Note 32).
(14)	Merged into Bradesco BCN Leasing S.A. Arrendamento Mercantil in February 2003.
(15)	Became a direct subsidiary of Banco Bradesco S.A. in May 2003.
(16)	Information at May 31, 2003.
(17)	Sold in November 2002.
(18)	Sold in the 2nd quarter of 2003.
(19)	Information at April 30, 2003.
(20)

Equity accounting considers results determined by the companies subsequent to acquisition and includes equity variations in the investees not derived from results, as well as adjustments arising from the equalization of accounting principles, where applicable.

17) Property and Equipment in Use and Leased Assets

These are stated at cost plus restatements through December 31, 1995. Depreciation is calculated on the straight-line method at annual rates which take into consideration the economic useful lives of the assets. We present below the composition of property and equipment in use and leased assets:

		At June 30 - In thousands of reais
		CONSOLIDATED BRADESCO			BRADESCO
	Rate	Cost	Depreciation	Residual value	Cost	Depreciation	Residual value
Land and buildings in use:
-Buildings	4%	1,147,434	(589,780)	557,654	404,809	(233,698)	171,111
-Land	-	560,225	-	560,225	112,855	-	112,855
Installations, furniture and equipment in use	10%	2,151,087	(1,179,200)	971,887	1,130,124	(587,486)	542,638
Security and communications systems	10%	141,797	(78,838)	62,959	94,542	(55,320)	39,222
Data processing systems	20 to 50%	1,458,145	(1,056,437)	401,708	1,079,181	(836,245)	242,936
Transport systems	20%	28,975	(12,538)	16,437	21,584	(8,386)	13,198
Other	-	67,713	-	67,713	782	-	782
Subtotal	-	5,555,376	(2,916,793)	2,638,583	2,843,877	(1,721,135)	1,122,742
Leased assets	-	50,458	(22,987)	27,471	-	-	-
Total in 2003	-	5,605,834	(2,939,780)	2,666,054	2,843,877	(1,721,135)	1,122,742
Total in 2002	-	5,274,418	(2,639,276)	2,635,142	2,742,119	(1,634,014)	1,108,105

Land and buildings in use of the Bradesco Organization present an unrecorded increment of R$ 926,432 thousand, based on appraisal reports prepared by independent experts in 2002.

The permanent assets to stockholders’ equity ratio in relation to consolidated reference equity is 31.63% on a consolidated basis and 43.91% on a consolidated financial basis, within the maximum 50% limit.

18) Deferred Charges

a) Goodwill

Goodwill on the acquisition of investments, based on future profitability, mainly results from goodwill on the acquisition of BCN – R$ 150,124 thousand (2002 - R$ 184,114 thousand); Credireal – R$ 54,909 thousand (2002 – R$ 67,341 thousand); Baneb – R$ 75,368 thousand (2002 – R$ 87,930 thousand); Boavista – R$ 330,951 thousand (2002 – R$ 376,080 thousand); BEA – R$ 61,651 thousand (2002 – R$ 63,160 thousand); Mercantil - R$ 90,535 thousand (2002 – R$ 717,356 thousand); Bancocidade - R$ 152,612 thousand (2002 – R$ 193,200 thousand); BBV Banco - R$ 197,871 thousand; and Bradesco BCN Leasing S.A. Arrendamento Mercantil in the amount of R$ 50,117 thousand (2002 – R$ 57,317 thousand). Amortization of goodwill for the first half of 2003 totaled R$ 799,889 thousand (2002 – R$ 96,125 thousand), of which R$ 680,759 thousand comprises extraordinary amortization of goodwill in Banco Mercantil de São Paulo S.A. (Note 32). Remaining goodwill will be amortized over a period varying from 4 to 10 years.

b) Other deferred charges

We present below the composition of other deferred charges

	At June 30 - In thousands of reais
	CONSOLIDATED BRADESCO			BRADESCO
	Cost	Amortization	Residual value	Cost	Amortization	Residual value
Systems development	970,479	(563,907)	406,572	740,599	(405,410)	335,189
Other deferred charges	271,980	(117,123)	154,857	126,056	(28,329)	97,727
Total in 2003	1,242,459	(681,030)	561,429	866,655	(433,739)	432,916
Total in 2002	973,267	(523,756)	449,511	617,885	(333,982)	283,903

19) Deposits, Deposits received under Security Repurchase Agreements and Funds from Acceptance and Issuance of Securities

a) Deposits and deposits received under security repurchase agreements

	At June 30 – In thousands of reais
	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	From 1 to 3 years	More than 3 years	Total consolidated	Total Bradesco
Demand deposits (1)	11,524,911	--	--	--	--	--	--	11,524,911	10,164,061
Savings deposits (1)	20,736,387	--	--	--	--	--	--	20,736,387	19,404,887
Interbank deposits	30,509	321	3,154	5,384	156	13	--	39,537	6,437,907
Time deposits	2,645,882	938,629	718,395	2,210,108	4,308,617	13,413,621	286,119	24,521,371	17,807,110
Deposits received under security repurchase agreements	17,516,801	23,243	43,762	--	21,433	958,997	4,440	18,568,676	19,332,301
Total in 2003	52,454,490	962,193	765,311	2,215,492	4,330,206	14,372,631	290,559	75,390,882	73,146,266
Total in 2002	39,742,789	1,414,646	1,086,063	3,463,377	4,251,115	9,233,585	351,900	59,543,475	50,924,563

(1)	Demand and savings deposits are classified as up to 30 days, without considering the average historical turnover.

b) Funds from acceptance and issuance of securities

	At June 30 – In thousands of reais
	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	From 1 to 3 years	More than 3 years	Total consolidated	Total Bradesco
Securities – Local
Mortgage notes	61,572	23,238	32,606	119,223	284,864	155,215	--	676,718	591,168
Debentures	4,115	3,589	3,589	10,768	7,192	1,271	--	30,524	--
Subtotal	65,687	26,827	36,195	129,991	292,056	156,486	--	707,242	591,168
Securities – Foreign: (1)
Commercial paper	545,476	73	--	2,920	14,985	4,308	--	567,762	545,476
Eurobonds	35,443	215,254	5,636	1,451,067	723,159	1,346,595	--	3,777,154	3,248,137
Euronotes	87,486	--	--	172,272	28,712	--	--	288,470	288,470
Fixed-rate euronotes	4,950	379	--	492	13,341	221,714	--	240,876	--
Promissory notes	166	--	--	28,720	--	14,360	--	43,246	43,246
Euro CD issued	56,952	51,983	--	11,270	--	--	--	120,205	92,933
Subtotal	730,473	267,689	5,636	1,666,741	780,197	1,586,977	--	5,037,713	4,218,262
Total in 2003	796,160	294,516	41,831	1,796,732	1,072,253	1,743,463	--	5,744,955	4,809,430
%	13.9	5.1	0.7	31.3	18.7	30.3	--	100.0
Total in 2002	1,130,306	523,474	75,365	2,143,695	442,116	599,754	208,742	5,123,452	3,151,797
%	22.1	10.2	1.5	41.8	8.6	11.7	4.1	100.0
(1)

These consist of funds obtained from banks abroad and official institutions from the issuance of notes in the international market (Eurobonds) and under National Monetary Council (CMN) Resolution 2770/2000 for (i) onlending to local customers, repayable monthly through 2006, with interest payable semiannually at LIBOR or prime rate, plus a spread, and (ii) for financing exchange operations for customers, through purchase and sale of foreign currencies, discounts of export bills, pre-financing of exports and financing of imports, mainly on a short-term basis.

c) Expenses with funding and price-level restatement and interest on technical reserves for insurance, private pension plans and saving bonds

We present below the composition of expenses with funding:

	Six-month periods ended June 30 - In thousands of reais
	CONSOLIDATED BRADESCO		BRADESCO
	2003	2002	2003	2002
Savings deposits	1,065,918	722,624	1,005,489	687,757
Time deposits	2,407,532	1,292,390	1,832,114	955,838
Deposits received under security repurchase agreements	1,828,904	1,011,211	2,130,429	950,022
Funds from issuance of securities	(443,650)	1,117,623	(543,846)	648,725
Allocation of exchange variation of foreign branches	(489,744)	674,807	--	--
Expenses for price-level restatement of technical reserves for insurance, private pension plans and saving bonds	1,658,010	743,149	--	--
Other funding expenses	127,040	130,588	460,777	192,638
Total	6,154,010	5,692,392	4,884,963	3,434,980

20) Borrowings and Onlendings

a) Borrowings:

	At June 30 – In thousands of reais
	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	From 1 to 3 years	More than 3 years	Total consolidated	Total Bradesco
Local:
Official institutions	1,882	--	--	--	--	--	--	1,882	--
Other institutions	82,503	--	--	6,845	--	118,228	--	207,576	--
Foreign	1,096,306	799,260	417,303	1,771,449	2,484,423	922,767	10,536	7,502,044	6,709,139
Total in 2003	1,180,691	799,260	417,303	1,778,294	2,484,423	1,040,995	10,536	7,711,502	6,709,139
%	15.3	10.4	5.4	23.1	32.2	13.5	0.1	100.0	--
Total in 2002	2,308,238	733,753	642,592	2,320,531	3,019,756	969,094	9,183	10,003,147	8,437,007
%	23.1	7.3	6.4	23.2	30.2	9.7	0.1	100.0	--

b) Onlendings:

	At June 30 – In thousands of reais
	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	From 1 to 3 years	More than 3 years	Total consolidated	Total Bradesco
Local:
National Treasury	--	--	53,650	--	--	--	--	53,650	53,650
National Bank for Economic and Social Development – BNDES	230,006	48,447	58,645	165,759	364,008	1,053,290	1,113,543	3,033,698	2,609,308
Federal Savings Bank – CEF	16,944	3,919	3,973	14,190	25,851	107,470	292,726	465,073	1,553
Government Agency for Machinery and Equipment Financing – FINAME	135,629	96,812	97,973	286,354	540,903	1,302,181	818,358	3,278,210	1,754,158
Other institutions	1,696	--	--	--	--	--	--	1,696	1,696
Foreign:
For onlending to housing loan borrowers	116	16,108	16	5,557	1,700	5,044	--	28,541	28,136
Total in 2003	384,391	165,286	214,257	471,860	932,462	2,467,985	2,224,627	6,860,868	4,448,501
%	5.6	2.4	3.1	6.9	13.6	36.0	32.4	100.0	--
Total in 2002	292,162	132,629	128,108	404,949	755,579	2,269,621	2,316,030	6,299,078	4,561,197
%	4.7	2.1	2.0	6.4	12.0	36.0	36.8	100.0	--

c) Expenses for borrowings and onlendings

We present below the composition of expenses for borrowings and onlendings:

	Six-month periods ended June 30 - In thousands of reais
	CONSOLIDATED BRADESCO		BRADESCO
	2003	2002	2003	2002
Loans:
Local	1,371	21,268	--	--
Foreign	46,282	75,500	43,819	71,811
Subtotal	47,653	96,768	43,819	71,811
Local onlendings:
National Treasury	1,305	--	1,305	--
BNDES	42,200	351,464	29,312	338,630
CEF	19,094	12,231	--	--
FINAME	132,989	153,268	83,343	70,880
Other institutions	--	9	151	1,117
Foreign onlendings:
Payables to foreign bankers	(29,886)	1,858,289	47,986	1,573,666
Other expenses for foreign onlendings	(76,684)	152,022	15,635	118,846
Subtotal	89,018	2,527,283	177,732	2,103,139
Allocation of exchange variation of foreign subsidiaries	(98,986)	(5,042)	--	--
Total	37,685	2,619,009	221,551	2,174,950

21) Contingent Liabilities

The Bradesco Organization is currently a defendant in a number of legal suits in the labor, civil and tax spheres, arising from the normal course of its business activities.

The provisions were recorded based on the opinion of the Organization’s legal advisors, the types of lawsuit, similarity with previous suits and complexity, available jurisprudence and court sentences, whenever loss is deemed probable.

The Organization’s Management considers that the provision recorded for contingencies is sufficient to cover probable losses generated by the corresponding legal proceedings.

Labor Claims

Labor claims are generated by normal employee turnover matters and mostly comprise claims for unpaid overtime.

From 1992, employee hours are controlled electronically and accordingly claims on an individual basis are, for the most part, no longer significant.

Civil Suits

These arise during the normal course of certain work routines and comprise claims for pain and suffering and pecuniary damages, mainly protests, bounced checks and the inclusion of names in the restricted credit registry.

In general, these claims do not comprise facts which could cause a significant effect on financial results.

Tax Proceedings

The Bradesco Organization is disputing the legality of certain taxes and contributions, for which provisions have been recorded in full, despite the likelihood of a successful medium and long-term outcome based on the opinion of their legal advisors.

The provisions recorded, segregated by legal sphere are as follows:

	Six-month periods ended June 30 - In thousands of reais
	CONSOLIDATED BRADESCO		BRADESCO
	2003	2002	2003	2002
Labor claims	874,705	562,904	402,262	307,156
Civil suits	378,712	281,966	192,250	164,909
Subtotal (1)	1,253,417	844,870	594,512	472,065
Tax proceedings (2)	2,614,392	2,448,054	835,500	912,547
Total	3,867,809	3,292,924	1,430,012	1,384,612

(1)	See Note 23.
(2)	Recorded under “Other Liabilities – Taxes and Social Security Contributions”.

22) Subordinated Debt

Subordinated debt has the following characteristics:

At June 30 - In thousands of reais
Notes	Date issued	Operation amount	Maturity	Remuneration	Consolidated book value in 2003	Consolidated book value in 2002

Subordinated debt	December/2001	353,700	2011	U.S. debt notes + 5.5% p.a.	426,336	421,623

Subordinated debentures	December/2001	600,000	2008	100.0% of CDI + 0.75% p.a.	630,963	626,403

Subordinated CDB	March/2002	549,000	2012	100.0% of DI - CETIP	676,520	552,161

Subordinated debt (1)	April/2002	315,186	2012	4.05% rate p.a.	390,477	389,394

Subordinated CDB	July/2002	41,201	2012	100.0% of CDI + 0.75% p.a.	51,399	-

Subordinated CDB	October/2002	200,000	2012	102.5% of CDI	232,794	-

Subordinated CDB	October/2002	500,000	2012	100.0% of CDI + 0.87% p.a.	582,881	-

Subordinated CDB	October/2002	33,500	2012	101.5% of CDI	38,876	-

Subordinated CDB	October/2002	65,150	2012	101.0% of CDI	75,364	-

Subordinated CDB	November/2002	66,550	2012	101.0% of CDI	76,801	-

Subordinated CDB	November/2002	134,800	2012	101.5% of CDI	155,334	-

Total		2,859,087			3,337,745	1,989,581

(1)	This rate increases to 10.15% p.a. when swap to U.S. dollar cost is included.

23) Other Liabilities – Sundry

	At June 30 - In thousands of reais
	CONSOLIDATED BRADESCO		BRADESCO
	2003	2002	2003	2002
Provision for accrued liabilities	1,198,156	965,818	478,957	438,762
Provision for contingent liabilities (civil and labor) (1)	1,253,417	844,870	594,512	472,065
Sundry creditors	1,470,502	1,317,605	625,848	542,480
Provision for exchange variation	-	197,589	-	101,515
Acquisition of assets and rights	242,624	206,403	47,976	25,297
Official operating agreements	161,846	118,903	133,605	103,054
Other	191,490	171,467	130,357	138,672
Total	4,518,035	3,822,655	2,011,255	1,821,845

(1)	See Note 21.

24) Insurance Operations, Private Pension Plans and Savings Bonds

a) Technical reserves

	At June 30 - In thousands of reais
	Insurance		Private Pension Plans		Savings Bonds		TOTAL
	2003	2002	2003	2002	2003	2002	2003	2002
Technical reserves – Current:
Unearned premiums	936,544	780,727	21,115	16,257	-	-	957,659	796,984
Unsettled claims	322,863	270,948	117,221	59,731	-	-	440,084	330,679
Loss reserve –IBNR	585,337	445,178	133,082	90,897	-	-	718,419	536,075
Mathematical reserve for benefits granted	-	-	328,464	152,349	163,566	3,681	492,030	156,030
Provision for redemptions	-	-	46,048	23,779	-	-	46,048	23,779
Provision for draws and redemptions	-	-	-	-	155,663	114,522	155,663	114,522
Other reserves	19,771	14,155	16,190	8,994	28,897	24,405	64,858	47,554
Subtotal	1,864,515	1,511,008	662,120	352,007	348,126	142,608	2,874,761	2,005,623

Technical reserves:
Reserve for financial/technical excess	-	-	157,193	206,118	-	-	157,193	206,118
Reserve for risk/financial fluctuation	-	-	2,208,665	1,722,261	-	-	2,208,665	1,722,261
Mathematical reserve of benefits to be granted	-	-	14,422,657	8,707,836	1,349,633	1,221,966	15,772,290	9,929,802
Mathematical reserve for benefits granted	-	-	1,715,146	1,331,813	-	-	1,715,146	1,331,813
Other reserves	-	-	4,221	15,942	-	-	4,221	15,942
Subtotal	-	-	18,507,882	11,983,970	1,349,633	1,221,966	19,857,515	13,205,936
Total	1,864,515	1,511,008	19,170,002	12,335,977	1,697,759	1,364,574	22,732,276	15,211,559

b) Guarantee of technical reserves for insurance, private pension plans and savings bonds

We present below the amounts of the assets and rights offered as coverage of technical reserves for insurance, private pension plans and savings bonds:

	At June 30 - In thousands of reais
	Insurance		Private Pension Plans		Savings Bonds		TOTAL

	2003	2002	2003	2002	2003	2002	2003	2002
Listed company stock	129,364	236,426	797,274	923,495	195,834	260,710	1,122,472	1,420,631
Government securities and corporate bonds	1,536,589	1,036,992	19,258,279	11,604,674	1,642,676	1,092,325	22,437,544	13,733,991
Credit rights	338,123	292,925	-	-	-	-	338,123	292,925
Real estate	58,754	56,269	30,476	36,799	8,087	17,920	97,317	110,988
Total	2,062,830	1,622,612	20,086,029	12,564,968	1,846,597	1,370,955	23,995,456	15,558,535

c) Premiums retained for insurance, private pension plans and savings bonds

We present below the composition of income on insurance premiums, private pension plan contributions and savings bond certificates.

Six-month periods ended June 30 - In thousands of reais

	2003	2002
Premiums issued	4,585,902	3,276,535
Premiums reimbursed	(82,905)	(68,877)
Coinsurance premiums assigned	(188,109)	(115,322)
Private pension plan contributions	1,193,457	1,048,422
Income on savings bond certificates	549,632	421,918
Overall net revenue	6,057,977	4,562,676
Reinsurance premiums assigned	(378,563)	(350,357)
Premiums retained for insurance, private pension plans and savings bonds	5,679,414	4,212,319

25) Minority Interest in Subsidiaries

	At June 30 - In thousands of reais CONSOLIDATED BRADESCO
	2003	2002
Financial area:
Banco Finasa de Investimento S.A.	7,911	8,572
Bradesco Templeton Asset Management Ltda.	1,691	1,485
Banco BEA S.A. (1)	-	15,947
Banco Mercantil de São Paulo S.A. (1)	-	149,435
Other minority interest	1,102	4,529
Subtotal	10,704	179,968
Insurance and pension plan area:
Indiana de Seguros S.A.	31,842	27,363
União Novo Hamburgo Seguros S.A.	11,116	12,852
Bradesco Seguros S.A.	8,314	7,013
Other minority interest	2,271	2,503
Subtotal	53,543	49,731
Other activities:
Sete Quedas Empreendimentos Imobiliários e Participações Ltda.	40,721	38,722
Baneb Corretora de Seguros S.A.	2,258	1,920
Pevê Prédios S.A. (2)	-	26,984
Pevê Finasa Participações e Prédios S.A. (2)	-	14,308
Other minority interest	31	2,713
Subtotal	43,010	84,647
Total	107,257	314,346

(1)	Acquisition/incorporation of shares of minority stockholders.
(2)	Merged into Banco Mercantil São Paulo S.A. in January 2003.

26) Stockholders' Equity (Parent Company)

a) Composition of capital stock

Fully subscribed and paid-up capital comprises nominative-registered shares, with no par value, as follows:

	At June 30, 2003
	Total	Treasury Stock	Outstanding Shares
Common stock	798,940,057,872	-	798,940,057,872
Preferred stock	786,939,365,428	-	786,939,365,428
Total	1,585,879,423,300	-	1,585,879,423,300

	At June 30, 2002
	Total	Treasury Stock	Outstanding Shares
Common stock	729,140,590,385	526,900,000	728,613,690,385
Preferred stock	708,537,611,452	-	708,537,611,452
Total	1,437,678,201,837	526,900,000	1,437,151,301,837

b) We present below the movement of capital stock

	Total Shares
	Common Stock	Preferred Stock	Total
At December 31, 2002	729,140,590,385	708,537,611,452	1,437,678,201,837
Cancellation of shares for the period	(9,797,900,000)	-	(9,797,900,000)
Subscription of shares for the period	33,652,745,021	33,147,254,979	66,800,000,000
Allocation of shares to minority
stockholders of Banco Mercantil	10,462,433,059	10,305,279,290	20,767,712,349
Allocation of shares to minority
stockholders of BBV Banco	35,482,189,407	34,949,219,707	70,431,409,114
At June 30, 2003	798,940,057,872	786,939,365,428	1,585,879,423,300

At the Extraordinary General Meeting held on January 10, 2003, approval was given for the cancellation of 9,797,900,000 common nominative-registered shares, of the Bank’s own capital, with no par value, held in treasury, without decreasing capital, which were acquired by the Bank by decision of the Board of Directors at the meetings held on April 1, July 11 and November 26, 2002.

At the Extraordinary General Meeting held on March 10, 2003, approval was given to increase capital by R$ 399,000 thousand to R$ 5,599,000 thousand, through the capitalization of the balance of the following reserve: “Capital reserve – Share premium” - R$ 7,435 thousand and a portion of the “Revenue reserve – Statutory” account - R$ 391,565 thousand, with no new issue of shares pursuant to Clause One of Article 169 of Law 6404/76.

At the Extraordinary General Meeting held on March 31, 2003, approval was given to ratify the capital increase approved at the Extraordinary General Meeting held on January 10, 2003 in the amount of R$ 501,000 thousand from R$ 5,599,000 thousand to R$ 6,100,000 thousand, through the subscription of 66,800,000,000 new nominative-registered shares with no par value, of which 33,652,745,021 are common and 33,147,254,979 are preferred shares.

At the Extraordinary General Meeting held on March 31, 2003, approval was given for a capital increase in the amount of R$ 158,735 thousand, from R$ 6,100,000 thousand to R$ 6,258,735 thousand, through the issue of 20,767,712,349 new nominative-registered shares with no par value, of which 10,462,433,059 are common and 10,305,279,290 are preferred shares, in the proportion of 23.94439086 Bradesco shares for each Banco Mercantil share and of which 12.06279162 are common and 11.88159924 are preferred shares, to be attributed to the minority stockholders of Banco Mercantil, regardless of the type of shares held by them in Mercantil. At the same meeting, approval was given to increase capital by R$ 41,265 thousand to R$ 6,300,000 thousand through the capitalization of a portion of the account balance of “Revenue reserve – Statutory”, with no new issue of shares.

At the Extraordinary General Meeting held on June 9, 2003, approval was given for a capital increase of R$ 630,000 thousand, from R$ 6,300,000 thousand to R$ 6,930,000 thousand, through the issue of 70,431,409,114 new nominative-registered shares, with no par value, of which 35,482,189,407 are common and 34,949,219,707 are preferred shares, in the proportion of 44.422475667 Bradesco shares for each BBV Banco share, of which 22.379315072 are common and 22.043160595 are preferred shares, to be attributed to the minority stockholders of BBV Banco, regardless of the type of shares held by them in BBV Banco. At the same meeting, approval was given to increase capital by R$ 70,000 thousand to R$ 7,000,000 thousand, through the capitalization of a portion of the account balance of “Revenue reserve – Statutory”, with no new issue of shares.

c) Interest attributed to own capital

Non-voting preferred shares are entitled to all rights and benefits attributed to common shares and in conformity with the Bank’s statutes have priority to repayment of capital and 10% additional interest attributed to own capital and/or dividends, in accordance with the provisions of paragraph 1, item II of Article 17 of Law 6404/76, as amended by Law 10303/2001.

In conformity with the Bank’s statutes, stockholders are entitled to interest attributed to own capital and/or dividends which total at least 30% of net income for the year, adjusted in accordance with Brazilian corporate legislation.

Interest attributed to own capital is calculated based on the stockholders' equity accounts and limited to the variation in the long-term interest rate (TJLP), subject to the existence of profits, computed prior to the deduction thereof, or of retained earnings and revenue reserves in amounts that are equivalent to or exceed twice the amount of such interest.

At the Board of Directors meeting held on March 5, 2003, approval was given to increase monthly interest attributed to own capital, paid in advance to stockholders, by 20%, from R$ 0.0117650 to R$ 0.0141180, per thousand common shares and from R$ 0.0129415 to R$ 0.0155298, per thousand preferred shares, effective as from March 2003.

It is the Bank’s policy to distribute, during the year, all the interest attributed to own capital, determined in conformity with the above criteria and to compute this interest for the minimum compulsory dividend, net of withholding tax (IRRF).

Interest attributed to own capital – January 1 to June 30, 2003

	In thousands of reais

Details	Per thousand shares (Gross)		Amount paid/accrued gross	Withholding tax - IRRF (15%)	Amount paid/accrued net

	Common	Preferred

Monthly	0.0800020	0.0880022	122,803	18,421	104,382
Interim (1)	0.1411800	0.1552980	231,927	34,789	197,138
Accrued	0.1673679	0.1841047	278,596	41,789	236,807
Total	0.3885499	0.4274049	633,326	94,999	538,327

(1)	Declared on June 30, 2003 and paid on July 31, 2003.

27) Commissions and Fees

	Six-month periods ended June 30 - In thousands of reais
	CONSOLIDATED BRADESCO		BRADESCO
	2003	2002	2003	2002
Checking account	509,495	426,320	464,284	391,806
Collection	284,950	264,747	248,040	229,015
Fund management services	243,426	253,853	155,157	190,465
Credit cards	394,171	295,040	168,886	136,915
Credit operations	263,885	183,729	214,368	169,479
Interbank charges	124,207	121,059	105,242	102,935
Receipt of taxes	90,373	81,560	79,234	72,967
Revenue from custody and brokerage services	17,521	18,683	5,332	5,147
Other	164,961	141,226	26,821	27,117
Total	2,092,989	1,786,217	1,467,364	1,325,846

28) Personnel Expenses

	Six-month periods ended June 30 - In thousands of reais
	CONSOLIDATED BRADESCO		BRADESCO
	2003	2002	2003	2002
Remuneration	1,101,279	953,103	753,730	655,637
Benefits	441,395	351,528	342,311	264,969
Social charges	391,281	341,464	269,650	236,457
Training	29,993	21,108	23,027	18,525
Employee profit sharing	79,573	63,731	51,366	45,212
Other	157,492	153,173	110,643	120,000
Total	2,201,013	1,884,107	1,550,727	1,340,800

29) Administrative Expenses

	Six-month periods ended June 30 - In thousands of reais
	CONSOLIDATED BRADESCO		BRADESCO
	2003	2002	2003	2002
Third-party services	361,850	311,270	213,202	200,470
Communications	293,820	251,515	201,313	177,318
Depreciation and amortization	266,500	197,839	173,355	125,253
Financial system services	168,793	157,903	147,114	136,355
Leasing	129,773	93,837	117,425	89,011
Transport	172,747	144,705	127,340	109,702
Data processing	125,263	114,312	72,271	73,607
Advertising and publicity	150,279	140,495	61,433	68,998
Rents	134,139	87,140	115,053	82,739
Maintenance and repairs	114,176	104,476	118,761	109,350
Materials	82,453	68,984	55,284	47,141
Water, electricity and gas	55,844	42,586	42,841	32,456
Travel	29,469	27,737	8,421	10,126
Other	168,504	111,622	59,236	31,111
Total	2,253,610	1,854,421	1,513,049	1,293,637

30) Other Operating Income

	Six-month periods ended June 30 - In thousands of reais
	CONSOLIDATED BRADESCO		BRADESCO
	2003	2002	2003	2002
Other financial revenue	218,052	335,436	91,940	78,566
Reversal of other operating provisions (1)	907,491	81,845	357,779	78,171
Income derived from recoveries of charges and expenses	53,480	57,296	20,640	33,621
Income on sale of goods	99,786	58,482	-	-
Other	215,252	126,795	31,526	28,245
Total	1,494,061	659,854	501,885	218,603

(1)	Includes reversal of provision for exchange variation.

31) Other Operating Expenses

	Six-month periods ended June 30 - In thousands of reais
	CONSOLIDATED BRADESCO		BRADESCO
	2003	2002	2003	2002
Other financial expenses	584,903	528,772	75,053	63,054
Expenses from sundry losses	156,226	143,444	151,999	141,577
Amortization of goodwill	119,130	96,125	57,956	65,189
Cost of sales and services	184,967	147,630	-	-
Expenses for other operating provisions	28,275	29,800	25,598	29,800
Other	141,659	156,652	85,162	48,804
Total	1,215,160	1,102,423	395,768	348,424

32) Non-operating Income

	Six-month periods ended June 30 - In thousands of reais
	CONSOLIDATED BRADESCO		BRADESCO
	2003	2002	2003	2002
Extraordinary amortization of goodwill (1)	(680,759)	-	-	-
Profit (loss) on sale of assets and investments	(51,954)	(9,432)	(59,508)	(26,209)
Non-operating provisions recorded/reversed	(55,017)	(9,570)	8,881	(19,699)
Other	10,295	9,576	24,350	7,323
Total	(777,435)	(9,426)	(26,277)	(38,585)

(1)	Goodwill held by Boavista DTVM in Banco Mercantil S.A., following the merger approved on March 31, 2003, was amortized on an extraordinary basis pursuant to BACEN Circular 3017/2000.

33) Transactions with Subsidiary and Associated Companies (Direct and Indirect)

The main transactions with subsidiary and associated companies were carried out at average market terms and prices at the time of the transactions and are summarized below:

	Six-month periods ended June 30 - In thousands of reais
	2003		2002
	Assets (liabilities)	Income (expenses)	Assets (liabilities)	Income (expenses)

Interest attributed to own capital and dividends (a):
Bradesco Seguros S.A.	86,883	-	504,294	-
Banco BCN S.A.	80,380	-	45,491	-
Banco Baneb S.A.	70,650	-	14,525	-
Banco Boavista Interatlântico S.A.	126,852	-	31,202	-
Other subsidiary and associated companies	16,488	-	11,415	-

Exchange purchases pending settlement (b):
Banco BCN S.A.	58,535	1,864	99,429	1,225
Banco Mercantil de São Paulo S.A.	-	2,145	57,766	-

Pre-export operations (c):
Banco BCN S.A. – foreign	71,634	3,006	218,313	2,349
Other subsidiary and associated companies	-	301	24,230	250

Exchange purchase payables (d):
Banco BCN S.A.	(58,927)	(948)	(99,219)	(842)
Banco Mercantil de São Paulo S.A.	-	-	(57,928)	-

Demand deposits:
Banco BCN S.A. – foreign	(22,732)	-	(14,402)	-
Bradesco Vida e Previdência S.A.	(19,839)	-	(30,860)	-
Bradesco Saúde S.A.	(12,284)	-	(23)	-
Bradesco Seguros S.A.	(4,978)	-	(55)	-
Other subsidiary and associated companies	(12,802)	-	(14,349)	-

Time deposits:
ABS-Empreend. Imob., Partic. e Serviços S.A.	(57,533)	(2,960)	-	-
Bradesco Seguros S.A.	(3,211)	(605)	(24,204)	(2,321)
Bradesco Argentina de Seguros S.A.	(3,298)	(450)	(27,493)	(452)
Banco Mercantil de São Paulo S.A. – foreign	(1,447)	(42)	(35,271)	-
Cidade Capital Markets Limited	(84,738)	(287)	(118,926)	(137)
Other subsidiary and associated companies	(29,266)	(5,747)	(15,861)	(2,206)

Deposits/Interbank deposits (e):
Deposits:
Banco BCN S.A. – foreign	(327,107)	(6,207)	(539,642)	(21,561)
Banco Baneb S.A.	(189,568)	(9,555)	-	-
Banco Boavista Interatlântico S.A.	(530,745)	(36,026)	-	-
Banco Boavista Interatlântico S.A. – foreign	(34,923)	(253)	(432,983)	(2,961)
Boavista Banking Limited	(98,528)	(694)	(56,348)	(211)
Boavista S.A. - Arrendamento Mercantil	(208,213)	(22,141)	-	-
Bradesco BCN Leasing S.A. Arrendamento Mercantil	(2,259,471)	(204,274)	(656,140)	(54,332)
BBV Banco	(1,549,932)	(15,241)	-	-
BBV Banco – foreign	(269,968)	(33)	-	-
Banco Mercantil de São Paulo S.A. – foreign	(221,324)	(2,944)	(71,110)	-
Banco Finasa de Investimentos S.A.	(170,728)	(4,627)	-	-
Pontenza Leasing S.A. Arrendamento Mercantil	(528,445)	(56,056)	-	-
Other subsidiary and associated companies	(30,113)	(10,648)	-	(23,447)

Interbank deposits:
Banco BCN S.A.	2,904,568	308,067	1,241,703	104,089
Banco Boavista Interatlântico S.A.	742,178	22,280	596,692	14,686
Banco Finasa S.A.	3,623,431	393,760	2,633,539	212,062
Banco Mercantil de São Paulo S.A.	999,348	61,038	949,727	32,109
Pontenza Leasing S.A. Arrendamento Mercantil	-	-	138,588	1,788
Other subsidiary and associated companies	-	87	-	19

Deposits received under security repurchase agreements/open market investments (f):
Deposits received under security repurchase agreements:

Bradesco S.A. – CTVM	(32,530)	(4,889)	(42,119)	(3,898)
Banco Baneb S.A.	(376,971)	(54,113)	-	-
Banco BCN S.A.	(358,080)	(47,626)	-	(6,478)
Banco Boavista Interatlântico S.A.	(472,062)	(169,467)	-	(465)
Banco de Crédito Real de Minas Gerais S.A.	-	(92,456)	-	(96)
Banco Finasa S.A.	(27,500)	(3,825)	(46,020)	(1,697)
Banco Mercantil de São Paulo S.A.	(247,959)	(35,648)	-	(10,524)
Other subsidiary and associated companies	(32,304)	(2,432)	(18,008)	(733)

Open market investments:
Banco BCN S.A.	30,000	3,086	979,242	125,722
Banco Baneb S.A.	386,019	23,590	82,354	7,630
Banco BEA S.A.	-	11,409	243,270	12,033
Banco Boavista Interatlântico S.A.	453,122	153,583	4,517	219
Banco Mercantil de São Paulo S.A.	366,974	7,146	-	572
Other subsidiary and associated companies	22,000	521	70,224	6,762

Derivative financial instruments (swap) (g):
Banco BCN S.A.	-	90,000	(5,811)	(5,784)
Bradesco BCN Leasing S.A. Arrendamento Mercantil	268	185	(3,051)	(3,191)
Banco Mercantil de São Paulo S.A.	-	(46,476)	(4,543)	8,908
Other subsidiary and associated companies	-	-	1,085	638

Borrowings and onlendings – foreign (h):
Banco BCN S.A.	(34,920)	(2,094)	(323,098)	(4,517)
Banco Bradesco Luxembourg S.A.	(28,839)	(595)	(28,543)	(73)
Banco Boavista Interatlântico S.A.	(22,747)	(269)	-	(8)
Banco Mercantil de São Paulo S.A.	(37,700)	(592)	(14,796)	(51)
Other subsidiary and associated companies	(4,653)	(96)	(7,054)	(66)

Reimbursement of costs (i):
Bradesco BCN Leasing S.A. Arrendamento Mercantil	141	605	70	572

Services rendered (j):
Scopus Tecnologia S.A.	(4,960)	(43,554)	(1,755)	(35,838)
CPM S.A.	(47)	(12,113)	(293)	(19,839)
Other subsidiary and associated companies	(12)	57	(9)	69

Branch rents:
ABS-Empreend. Imob., Partic. e Serviços S.A.	-	(19,984)	-	(25,586)
Bradesco Vida e Previdência S.A.	-	(3,158)	-	(4,144)
Bradesco Seguros S.A.	-	(1,269)	-	(2,604)
Other subsidiary and associated companies	-	(6,481)	-	(4,162)

Foreign securities (k):
Banco BCN S.A.	45,546	-	81,390	20,766
Banco Boavista Interatlântico S.A.	-	-	5,651	-
Banco Mercantil de São Paulo S.A.	-	-	1,449	-

Securities:
Bradesco BCN Leasing S.A. Arrendamento Mercantil	1,492,628	113,162	-	-
Cibrasec – Companhia Brasileira de Securitização	606	-	-	-

Securities issued abroad:
Banco Mercantil de São Paulo S.A.	(2,037)	(98)	(2,332)	(78)
Bradesco Securities Inc.	(5,897)	(2)	-	-
Other subsidiary and associated companies	(121)	(5)	-	-

Interbank onlendings (l):
Banco BEA S.A.	-	-	(72,415)	(1,108)
Banco Mercantil de São Paulo S.A.	(28,151)	(151)	-	-

Sundry creditors (m):
Banco Boavista Interatlântico S.A.	-	-	453,259	-

Healthcare plans (n):
Bradesco Seguros S.A.	-	(66,674)	-	(59,280)

Private pension plans (o):
Bradesco Vida e Previdência S.A.	-	(103,786)	-	(48,497)

a) Interest attributed to own capital/dividends declared by the companies.

b) Foreign exchange portfolio transactions in the interbank market for ready settlement.

c) Foreign credit lines for export financing in Brazil, subject to exchange variations and interest at rates practiced in the international market.

d) These payables are recorded as a counter-entry to exchange purchases pending settlement.

e) Short-term interbank investments - interbank deposits of related companies at CDI rate (Certificate of Interbank Deposit).

f) Repurchase and/or resale commitments pending settlement, guaranteed by government securities at normal market rates.

g) Differences between amounts receivable and payable on swaps.

h) Foreign currency loans for financing of exports subject to exchange variation and bearing interest at international market rates.

i) Costs reimbursed by Bradesco BCN Leasing S.A. Arrendamento Mercantil to Banco Bradesco S.A. on account of the use of its Branch network facilities for contracting lease operations.

j) Contract with Scopus Tecnologia S.A. for IT equipment maintenance services and the contract with CPM S.A. for data processing systems maintenance services.

k) Investments in foreign securities, fixed rate notes and eurobonds subject to exchange variations and carrying interest at rates used for securities placed in the international market.

l) Payables on interbank onlendings - funds from rural loans bearing interest and charges corresponding to normal rates practiced for this type of transaction.

m) Sale of securities.

n) Payments made by Banco Bradesco S.A. for healthcare plans of employees and their dependents.

o) Contributions made by Banco Bradesco S.A. to private pension plans for employees and directors.

34) Financial Instruments

a) Risk and risk management

The main risks related to financial instruments, arising from the business carried out by the Bank and its subsidiaries are as follows: credit risk; market risk; liquidity risk; and capital risk. The process used to manage these risks involves the Organization's diverse levels and embraces a range of different policies and strategies. The risk management policies are generally conservative and seek to limit absolute loss to a minimum.

Credit Risk

Credit risk is the risk arising from the possibility of loss due to the non-receipt of amounts contracted with borrowers and their related creditors. Credit risk management requires a strictly disciplined control over all analyses and transactions carried out, safeguarding process integrity and independence. Bradesco's credit policy is designed to ensure maximum security, quality and liquidity in the investment of assets, as well as flexible and profitable business, minimizing risks inherent to this type of operation and directing the establishment of operating limits and the granting of credit. Accordingly, the Credit Department and Committees located at the Bank's Headquarters are critical to policy implementation since they are responsible for gearing and managing this core strategic activity. The Branches work within varying limits, according to the size and types of underlying guarantee, subject to a centralized evaluation and accordingly in line with the Organization’s credit and risk management policy. Operations involving less significant amounts are subject to specialized automated credit scoring systems, maximizing the speed and security of the approvals process, based on strict protection standards. Operations are diversified, non-selective and focused on Consumer and Corporate customers with sound payment capacity and proven creditworthiness. Care is taken to ensure that related guarantees are sufficient to cover the risks assumed, considering the purpose and terms of the credit granted.

Market Risk

Market risk is related to the possibility of the loss of income from fluctuating rates caused by the unhedged terms, currencies and indices of the Bank's asset and liability portfolio. At Bradesco, market risks are managed through methodologies and models which are consistent with local and international market reality, ensuring that the Organization's strategic decisions are implemented with speed and a high level of reliability. The Organization adopts a conservative policy regarding market risk exposure and VaR (Value at Risk) limits are defined by Senior Management, and compliance is monitored daily by an area which is independent from portfolio management. The methodology used to determine VaR has a reliability level of 97.5%. The fluctuations and correlations used by the models are calculated on statistical bases and future prospects are calculated based on economic studies. The methodology applied and current statistical models are validated daily using backtesting techniques. We present below the VaR of the Consolidated Own Portfolio positions (Treasury):

	In thousands of reais
Risk Factors	2003	2002
Prefixed	6,541	4,881
Exchange coupon	14,717	48,259
Foreign currency	439	8,422
Floating rate	10	14
Correlated effect	(3,243)	(15,809)

VaR (Value at Risk)	18,464	45,767

In addition, a daily Gap Analysis is performed to measure the effect of the movement in the internal interest rate and foreign exchange coupon curves (interest spread paid above the foreign exchange variation) on the portfolio. Complementing the market risk monitoring, control and management structure and in accordance with Central Bank regulations, a daily verification is made of the values at risk for the fixed and foreign exchange positions of the Organization’s entire portfolio and of minimum capital requirements.

Liquidity Risk

Liquidity risk management is designed to control the different unhedged liquidation terms of the Bank's rights and obligations as well as the liquidity of the financial instruments used to manage the financial positions. Knowledge and monitoring of this risk is critical since it enables the Organization to settle transactions on a timely and secure basis. At Bradesco, liquidity risk management involves a series of controls, mainly, the establishment of technical limits and an ongoing assessment of the positions assumed and financial instruments used.

Capital Risk

The Organization's capital is managed to optimize the risk-return ratio, minimizing losses through the implementation of well-defined business strategies and maximizing efficiency in the combination of factors which impact the Capital Adequacy Ratio (Basel).

	In thousands of reais
Calculation Basis - Capital Adequacy Ratio (Basel):	CONSOLIDATED BRADESCO

	Financial (1)	Economic- Financial (2)

Stockholders’ equity	12,522,104	12,522,104
Minority interest	9,525	107,257

Reference equity - Level I	12,531,629	12,629,361
Reference equity - Level II (Subordinated Debt)	3,293,011	3,293,011

Total reference equity (Level I + Level II)	15,824,640	15,922,372

Risk weighted assets	96,733,671	109,989,262

Capital adequacy ratio at June 30, 2003 (3)	16.36%	14.48%

Capital adequacy ratio at June 30, 2002	14.65%	12.96%

(1)	Financial companies only.
(2)	Financial and non-financial companies.
(3)

Considering the effects of BACEN Circular 3194, effective as from July 2003, the capital adequacy ratios on a consolidated financial and consolidated economic financial basis, would be 17.30% and 15.20%, respectively.

b) Market Value

The book value, net of allowances for mark-to-market, of the main financial instruments and their corresponding market value at June 30, 2003 are summarized as follows:

	At June 30, 2003 - In thousands of reais
	CONSOLIDATED BRADESCO

	Book value	Market value	Potential gain (loss)	Potential gain (loss), net of tax effects

Assets:
Securities and derivative financial instruments	42,795,532	42,890,846	95,314	62,907
Credit and leasing operations	53,048,494	53,102,448	53,954	35,610
Investments (1)	494,593	496,940	2,347	1,549

Liabilities:
Time deposits	24,521,371	24,519,525	1,846	1,218
Funds from acceptance and issuance of securities	5,744,955	5,761,168	(16,213)	(10,700)
Borrowings and onlendings	14,572,370	14,611,366	(38,996)	(25,737)
Subordinated debt	3,337,745	3,329,937	7,808	5,153
Total	-	-	106,060	70,000

(1)	Not including increment in investments in associated companies.

Determination of market value of financial instruments:

  Securities, investments, subordinated debt and other liabilities are based on the average quotation prevailing in the corresponding markets at the balance sheet date. In the event no market prices are available, amounts are estimated based on the prices quoted by dealers, price definition models, quotation models or quotations for instruments with similar characteristics.

  Prefixed credit operations were determined by discounting estimated cash flows, using interest rates which are equivalent to interest rates applied by the Bank for new contracts with similar features practiced on the balance sheet date.

  Time deposits, funds for issuance of securities and borrowings and onlendings were calculated by discounting the difference between the cash flows under the contract terms and the rates practiced in the market on the balance sheet date.

c) Derivatives

Bradesco carries out transactions involving financial instruments, which are recorded in balance sheet or memorandum accounts, for its own account and for customers. The derivative financial instruments are used by the Bank to hedge its asset and liability positions against the effect of exchange variations. The derivatives generally represent future commitments for exchanging currencies or indices, or purchasing and selling other financial instruments according to the terms and dates set forth in the contracts. Under the option contracts, the purchaser is entitled, but not obliged, to purchase or sell a financial instrument at a specific strike price in the future.

(I) The amounts of the instruments recorded in balance sheet and memorandum accounts at June 30, 2003 are summarized below:

	At June 30, 2003 - In thousands of reais
	CONSOLIDATED BRADESCO		BRADESCO
	Overall amount	Net amount	Overall amount	Net amount

Futures contracts
Purchase commitments:	5,448,429	-	4,228,731	-
- Interbank market	551,288	-	297,397	-
- Foreign currency	4,897,141	1,710,662	3,931,334	911,067
Sale commitments:	7,892,764		4,288,444
- Interbank market	4,706,285	4,154,997	1,268,177	970,780
- Foreign currency	3,186,479	-	3,020,267	-

Option contracts
Sale commitments:	23,987		-
- Other	23,987	23,987	-	-

Forward contracts
Purchase commitments:	74,752		49,752
- Interbank market	25,000	25,000	-	-
- Foreign currency	49,752	-	49,752	-
Sale commitments:	236,713		234,294
- Foreign currency	236,713	186,961	234,294	184,542

Swap contracts
Asset position:	10,990,037		8,158,612
. Interbank market	3,955,359	-	2,875,995	-
. Pre-fixed	423,835	-	182,982	-
. Foreign currency	4,805,981	797,818	4,133,043	933,906
. Reference rate (TR)	617,468	615,413	550,004	550,004
- SELIC (Special Clearance and Custody System)	1,047,829	1,031,658	320,609	319,171
. IGP-M (General Price Index – Market)	134,511	3,922	95,979	35,638
. Other	5,054	-	-	-

Liability position:	10,523,464		7,885,377
. Interbank market	5,475,541	1,520,182	4,339,556	1,463,561
. Pre-fixed	884,784	460,949	284,905	101,923
. Foreign currency	4,008,163	-	3,199,137	-
. Reference rate (TR)	2,055	-	-	-
- SELIC	16,171	-	1,438	-
- IGP-M	130,589	-	60,341	-
- Other	6,161	1,107	-	-

Derivatives include operations falling due in D+1 to be settled in currency at June 30, 2003 price levels.

Amounts relating to swap contracts are recorded in securities - derivative financial instruments and related outstanding amounts receivable total R$ 572,010 thousand and R$ 321,854 thousand on an unconsolidated basis and amounts payable, classified in liabilities – derivative financial instruments, total R$ 105,437 thousand and R$ 48,619 thousand on an unconsolidated basis.

(II) We present below the composition of derivative financial instruments (assets and liabilities) stated at restated cost and market value:

At June 30, 2003 – In thousands of reais
CONSOLIDATED BRADESCO
	Restated Cost	Adjustment to Market Value	Market Value

Derivatives – Adjustment receivable	649,802	118,940	768,742
Derivatives – Adjustment payable	285,515	24,274	309,789
Total	364,287	94,666	458,953

At June 30, 2003 – In thousands of reais
BRADESCO
	Restated Cost	Adjustment to Market Value	Market Value

Derivatives – Adjustment receivable	523,142	(4,555)	518,587
Derivatives – Adjustment payable	219,446	25,906	245,352
Total	303,696	(30,461)	273,235

(III) Futures, option, forward and swap contracts fall due as follows:

	At June 30, 2003 – In thousands of reais
	CONSOLIDATED BRADESCO
	Up to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	2003	2002

Futures contracts	4,044,111	1,616,117	3,259,571	4,421,394	13,341,193	14,672,529
Option contracts	23,734	253	-	-	23,987	15,625
Forward contracts	85,898	46,575	131,661	47,331	311,465	840,805
Swap contracts	2,980,199	1,438,089	3,012,305	2,987,434	10,418,027	10,637,711
Total in 2003	7,133,942	3,101,034	6,403,537	7,456,159	24,094,672	-
Total in 2002	10,538,962	5,810,574	3,949,635	5,867,499	-	26,166,670

	At June 30, 2003 – In thousands of reais
	BRADESCO
	Up to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	2003	2002

Futures contracts	3,333,063	747,459	1,717,236	2,719,417	8,517,175	6,370,265
Forward contracts	63,479	46,576	126,661	47,330	284,046	425,805
Swap contracts	2,340,034	861,038	2,333,298	2,302,388	7,836,758	6,826,110
Total in 2003	5,736,576	1,655,073	4,177,195	5,069,135	16,637,979	-
Total in 2002	6,181,773	2,579,623	1,978,879	2,881,905	-	13,622,180

(IV) We present below the type of margin given as collateral for derivative financial instruments, comprising mainly futures contracts and corresponding amounts:

	At June 30, 2003 - In thousands of reais
	CONSOLIDATED BRADESCO	BRADESCO

Government Securities:
Central Bank Notes	139,969	139,969
Federal Treasury Notes	49,413	42,724
National Treasury Bonds	11,262	11,262
Financial Treasury Notes	1,128,175	779,180
Total	1,328,819	973,135

V) We present below the amounts of net revenue and expense recorded in income for the first half:

	Six-month periods ended June 30 - In thousands of reais
	CONSOLIDATED BRADESCO		BRADESCO
	2003	2002	2003	2002
Futures contracts	(572,168)	(168,057)	(400,868)	(171,089)
Option contracts	17,982	1,068	19	1,096
Forward contracts	31,503	(8,983)	32,423	(13,438)
Swap contracts	535,840	(619,281)	122,710	(392,512)
Total	13,157	(795,253)	(245,716)	(575,943)

(VI) We present below the overall amounts of the derivative financial instruments, separated by place of trading:

	At June 30 - In thousands of reais
	CONSOLIDATED BRADESCO		BRADESCO
	2003	2002	2003	2002
CETIP (counter)	7,222,043	10,809,363	4,991,022	6,997,762
BM&F (floor)	16,872,629	15,357,307	11,646,957	6,624,418
Total	24,094,672	26,166,670	16,637,979	13,622,180

35) Employee Benefits

Banco Bradesco and its subsidiaries sponsor a supplementary retirement pension plan for employees and directors. The unrestricted benefits generating plan (PGBL) is of the defined contribution type, which permits the accumulation of savings by participants over their professional careers through contributions paid by themselves and the sponsoring company. The related resources are invested in an Exclusive Financial Investment Fund – FIFE.

The program is managed by Bradesco Vida e Previdência S.A. and BRAM Bradesco Asset Management Ltda. is responsible for the financial administration of the FIFE funds.

The contributions paid by employees and by Bradesco and its subsidiaries total 4% of salary, except for participants who in 2001 opted to migrate to the PGBL plan from the defined benefits plan and whose contributions to the PGBL plan were maintained at the levels in force for the defined benefits plan at the time of migration, respecting nevertheless the 4% minimum.

The actuarial liabilities of the defined contribution plan (PGBL) at June 30, 2003 total R$ 764,978 thousand and are fully covered by the net equity of the corresponding FIFE fund.

As well as the aforementioned defined contribution plan (PGBL), former participants of the defined benefits plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in the latter plan. For participants of the defined benefits plan, transferred or not to the PGBL plan, retired participants and pensioners, the present value of the plan’s actuarial liabilities at June 30, 2003 totals R$ 1,548,361 thousand and is fully covered by technical reserves.

The subsidiary Banco BEA S.A. maintains a supplementary pension plan managed by Caixa de Previdência dos Funcionários do BEA – CABEA, which is currently undergoing a sponsorship withdrawal process, with base date established at November 30, 2002 and whose sponsor’s contributions ceased from December 1, 2002. The participants ceased to contribute as from the same date. The plan’s actuarial liabilities are fully covered by technical reserves.

The subsidiary Banco Baneb S.A. and its subsidiaries are sponsors of supplementary pension plans of the defined contribution (PGBL) and defined benefits type, through Fundação Baneb de Seguridade Social – BASES (for former Baneb employees). The actuarial liabilities of the defined contribution and defined benefit plans are fully covered by the net assets of the plans.

The funds guaranteeing the private pension plans are invested in compliance with applicable legislation (government securities and corporate bonds, listed company stock and real estate).

Expenses with contributions made during the period totaled R$ 132,347 thousand (2002 - R$ 65,849 thousand), BRADESCO – R$ 103,786 thousand (2002 - R$ 48,497 thousand).

In addition, Bradesco and its subsidiaries offer their employees and directors a number of other benefits including: healthcare insurance, dental care, group life and personal accident insurance, as well as professional training, the expenses for which, including the aforementioned contributions, totaled R$ 471,388 thousand (2002 - R$ 372,636 thousand), BRADESCO – R$ 365,338 thousand (2002 - R$ 283,494 thousand) for the six-month period.

36) Income Tax and Social Contribution

a) Calculation of income tax and social contribution charges:

	Six-month periods ended June 30 - In thousands of reais
	CONSOLIDATED BRADESCO		BRADESCO
	2003	2002	2003	2002
Income before income tax and social contribution	1,221,636	1,146,222	960,206	767,841
Composite income tax and social contribution at the statutory rates of 25% and 9%, respectively	(415,356)	(389,715)	(326,470)	(261,066)
Effect of additions and exclusions on tax calculation:
Equity in the earnings of subsidiary and associated companies	(61,950)	148,203	231,574	382,018
Non-deductible expenses, net of non-taxable income	(59,560)	(85,112)	(50,778)	(65,851)
Deferred tax assets recorded in prior-years	137,978	-	-	-
Interest attributed to own capital (paid and accrued)	215,331	107,525	215,331	107,525
Other amounts	(5,857)	(15,220)	(2,552)	(26,229)
Income tax and social contribution benefit (expense) for the period	(189,414)	(234,319)	67,105	136,397

b) Statement of income tax and social contribution benefit (expense)

	Six-month periods ended June 30 - In thousands of reais
	CONSOLIDATED BRADESCO		BRADESCO
	2003	2002	2003	2002
Deferred tax assets
Amount recorded/realized for the six-month period on temporary additions	399,628	290,123	153,295	227,361
Amount recorded/offset on opening balances:
Negative basis of social contribution	(4,885)	(5,609)	-	-
Tax loss	(115,036)	(39,262)	-	-
Prior-year deferred tax assets were recorded on:
Negative basis of social contribution	12,793	14,525	-	-
Tax loss	119,696	38,002	-	-
Temporary additions	5,489	-	-	-
Recorded for the six-month period:
Negative basis of social contribution	33,890	-	-	-
Tax loss	86,581	-	-	-
Subtotal	538,156	297,779	153,295	227,361

Current taxes
Income tax and social contribution payable	(727,570)	(532,098)	(86,190)	(90,964)

Provision for income tax and social contribution for the period	(189,414)	(234,319)	67,105	136,397

c) Statement of deferred income tax and social contribution assets

	In thousands of reais
	CONSOLIDATED BRADESCO
	Balance at December 31, 2002	Opening balance - Acquisitions	Recorded	Realized	Balance at June 30, 2003

Allowance for loan losses	2,109,843	79,406	543,128	390,740	2,341,637
Provision for civil contingencies	93,969	10,067	13,185	6,076	111,145
Provision for tax contingencies	549,481	15,509	36,188	119,717	481,461
Provision for labor claims	200,212	65,854	57,619	31,043	292,642
Allowance for mark-to-market of securities and investments	126,502	9,880	22,775	21,850	137,307
Provision for loss on non-operating assets	86,524	3,280	14,967	17,092	87,679
Mark-to-market adjustment of trading securities	78,298	-	5,649	30,704	53,243
Amortization of goodwill	29,664	-	254,166	25,870	257,960
Provision for interest attributed to own capital	-	-	98,271	-	98,271
Other	137,342	88,899	65,285	63,024	228,502
Total deferred tax assets on temporary differences	3,411,835	272,895	1,111,233	706,116	4,089,847
Tax losses and negative basis of social contribution	443,461	164,035	252,960	119,921	740,535
Subtotal	3,855,296	436,930	1,364,193	826,037	4,830,382
Mark-to-market adjustment of securities available for sale	152,570	-	1,108	58,813	94,865
Social contribution – Provisional Measure 2158-35 of August 24, 2001	952,445	-	-	12,634	939,811
Total deferred tax assets (Note 14b)	4,960,311	436,930	1,365,301	897,484	5,865,058

Deferred tax liabilities	473,684	6,088	-	82,104	397,668

Deferred tax assets net of deferred tax liabilities	4,486,627	430,842	1,365,301	815,380	5,467,390

- Percentage of net deferred tax assets on total reference equity (Note 34a)	31.1%				34.3%
- Percentage of net deferred tax assets on total assets	3.1%				3.5%

	In thousands of reais
	BRADESCO
	Balance at December 31, 2002	Recorded	Realized	Balance at June 30, 2003

Allowance for loan losses	1,504,214	424,545	284,598	1,644,161
Provision for civil contingencies	57,222	8,222	3,146	62,298
Provision for tax contingencies	332,928	12,068	108,290	236,706
Provision for labor claims	120,267	37,618	21,117	136,768
Allowance for mark-to-market of securities and investments	21,102	2,830	6,626	17,306
Provision for loss on non-operating assets	51,937	7,919	11,295	48,561
Provision for interest attributed to own capital	-	98,271	-	98,271
Other	36,761	27,704	30,810	33,655
Total deferred tax assets on temporary differences	2,124,431	619,177	465,882	2,277,726
Mark-to-market adjustment of securities available for sale	10,327	-	10,327	-
Social Contribution – Provisional Measure 2158-35 of August 24, 2001	505,072	-	-	505,072
Total deferred tax assets (Note 14b)	2,639,830	619,177	476,209	2,782,798

Deferred tax liabilities	141,992	-	95,190	46,802

Deferred tax assets net of deferred tax liabilities	2,497,838	619,177	381,019	2,735,996

- Percentage of net deferred tax assets on total reference equity (Note 34a)	17.5%			18.0%
- Percentage of net deferred tax assets on total assets	2.4%			2.3%

d) Expected realization of deferred tax assets on temporary differences, tax losses and negative basis of social contribution

	In thousands of reais
	CONSOLIDATED BRADESCO
	Temporary difference		Tax loss and negative basis

	Income tax	Social contribution	Incometax	Social contribution	Total

2003	626,961	214,738	89,460	25,059	956,218
2004	1,055,518	367,977	93,890	25,683	1,543,068
2005	1,147,891	338,522	89,674	31,172	1,607,259
2006	197,898	66,687	135,663	41,027	441,275
2007	36,785	13,123	117,433	20,424	187,765
2008 (1st Half)	17,507	6,240	63,119	7,931	94,797
Total	3,082,560	1,007,287	589,239	151,296	4,830,382

	In thousands of reais
	BRADESCO
	Temporary difference		Tax loss and negative basis

	Income tax	Social contribution	Incometax	Social contribution	Total

2003	342,786	123,393	-	-	466,179
2004	678,075	243,076	-	-	921,151
2005	613,219	197,069	-	-	810,288
2006 (1st Half)	58,901	21,207	-	-	80,108
Total	1,692,981	584,745	-	-	2,277,726

	In thousands of reais
	CONSOLIDATED BRADESCO
	Deferred tax assets and social contribution - Provisional Measure 2158 – 35
	2003	2004	2005	2006	2007	2008 to 2012	2013 to 2014	Total

Amount	38,642	35,917	40,443	45,693	50,450	576,674	151,992	939,811
	In thousands of reais
	BRADESCO
	Deferred tax assets and social contribution - Provisional Measure 2158 – 35
	2003	2004	2005	2006	2007	2008 to 2012	2013	Total

Amount	1,443	4,522	4,400	6,881	4,799	411,574	71,453	505,072

Projected realization of deferred tax assets is estimated and not directly related to expected book income.

The present value of deferred tax assets, calculated based on the average funding rate, net of tax effects totals R$ 4,873,184 thousand (BRADESCO – R$ 2,354,962 thousand), of which R$ 3,641,749 thousand (BRADESCO – R$ 2,045,201 thousand) comprises temporary differences, R$ 614,781 thousand comprises tax losses and negative basis of social contribution and R$ 616,654 thousand (BRADESCO – R$ 309,761 thousand) comprises deferred social contribution assets (MP 2158-35).

e) Unrecorded deferred tax assets

Deferred tax assets were not recorded in the amount of R$ 245,870 thousand.

f) Deferred tax liabilities

The Bradesco Organization has deferred tax liabilities in the amount of R$ 397,668 thousand (BRADESCO – R$ 46,802 thousand) relating to: income tax and social contribution on mark-to-market adjustments of securities and derivative financial instruments - R$ 190,760 thousand (BRADESCO – R$ 40,779 thousand); excess depreciation - R$ 159,611 thousand; revaluation reserve - R$ 25,407 thousand; and others – R$ 21,890 thousand (BRADESCO – R$ 6,023 thousand).

37) Other Information

The net assets of the investment funds and portfolios managed by the Bradesco Organization at June 30, 2003 totaled R$ 83,360,443 thousand (2002 – R$ 60,941,833 thousand), BRADESCO – R$ 79,235,906 thousand (2002 – R$ 58,771,519 thousand).

Board of Directors and Board of Executive Officers

Cidade de Deus, Osasco, SP, August 1, 2003

Board of Directors

Chairman	Department Directors	Regional Directors
Lázaro de Mello Brandão	Adineu Santesso	Ademar Monteiro de Moraes
	Airton Celso Exel Andreolli	Alexandre da Silva Glüher
Vice Chairman	Alfredo Antônio Lima de Menezes	Altair Antônio de Souza
Antônio Bornia	André Rodrigues Cano	Aurélio Guido Pagani
	Antônio Carlos Del Cielo	Claudio Fernando Manzato
Members	Candido Leonelli	Elias Rodrigues Malheiro
Dorival Antônio Bianchi	Carlos Laurindo Barbosa	Idevalter Borba
Mário da Silveira Teixeira Júnior	Carlos Roberto Parenti	José Antônio Salmazi
Márcio Artur Laurelli Cypriano	Denise Pauli Pavarina de Moura	Josué Augusto Pancini
João Aguiar Alvarez	Douglas Tevis Francisco	Laércio Carlos de Araújo Filho
Denise Aguiar Alvarez Valente	Hélio Machado dos Reis	Luiz Carlos de Carvalho
José Fonollosa García*	Jair Delgado Scalco	Paulo de Tarso Monzani
Ricardo Espírito Santo Silva Salgado*	João Batistela Biazon	Paulo Ricardo da Silva Barra
	João Cariello de Moraes Filho	Raimundo Nonato Ribeiro
Board of Executive Officers	José Carlos Perri	Renaud Roberto Teixeira
	José Luiz Rodrigues Bueno	Roberto José Barbarini
Executive Officers	José Maria Soares Nunes	Sebastião Carlos Pereira da Silva
	Karl Heinz Kern	Siladelfo Rodrigues Guerra
President	Luiz Alves dos Santos
Márcio Artur Laurelli Cypriano	Luiz Carlos Angelotti
Luiz Fernando Peres
Executive Vice Presidents	Marcos Bader
Décio Tenerello	Maria Eliza Sganserla
Laércio Albino Cezar	Mário Luiz Lancellotti
Arnaldo Alves Vieira	Mauro Roberto Vasconcellos Gouvêa
Luiz Carlos Trabuco Cappi	Milton Clemente Juvenal
Sérgio Socha	Nilton Pelegrino Nogueira
Julio de Siqueira Carvalho de Araujo	Odilardo Guerreiro Rodrigues*
Milton Almicar Silva Vargas	Osvaldo Corrêa Fonseca
José Luiz Acar Pedro	Ricardo Dias
Norberto Pinto Barbedo	Roberto Elias Abud Squeff
Roberto Sobral Hollander
Managing Directors	Romulo Nagib Lasmar
Armando Trivelato Filho	Sérgio Alexandre Figueiredo Clemente
Carlos Alberto Rodrigues Guilherme	Sergio Sztajn
José Alcides Munhoz	Toshifumi Murata
José Guilherme Lembi de Faria	Valter Crescente
Luiz Pasteur Vasconcellos Machado
Milton Matsumoto
Cristiano Queiroz Belfort
Sérgio de Oliveira
Odair Afonso Rebelato
Aurélio Conrado Boni
Domingos Figueiredo de Abreu
Paulo Eduardo D’Avila Isola
Ademir Cossiello*

* Election, pending ratification by the Brazilian Central Bank.

Departamento de Contadoria Geral (Accounting Department)
Moacir Nachbar Junior
Accountant-CRC 1SP198208/O-5

Report of the Audit Committee

Banco Bradesco S.A.

The undersigned members of the Audit Committee of Banco Bradesco S.A., in the performance of their legal and statutory duties, having reviewed the Directors’ Report and the Financial Statements for the first half of 2003, as well as the technical study addressing the feasibility of the generation of taxable income, brought to present value, for the purpose of realizing deferred tax assets, in compliance with CVM Instruction 371 of June 27, 2002, Resolution 3,059 of December 20, 2002, of the National Monetary Council and Circular 3,171 of December 30, 2002, of the Brazilian Central Bank and based on the unqualified report of KPMG Auditores Independentes, declare that said documents, based on the corporate legislation in force, present fairly the financial position of the Company, recommending the approval thereof by the Board of Directors.

Cidade de Deus, Osasco, SP, July 28, 2003

Ricardo Abecassis E. Santo Silva

Sócrates Fonseca Guimarães

Oswaldo de Moura Silveira

Independent auditors’ report

To
The Administrative Council and Stockholders
Banco Bradesco S.A.
Osasco - SP

We have examined the balance sheets of Banco Bradesco S.A. and the consolidated balance sheets of Banco Bradesco S.A. and its subsidiaries as of June 30, 2003 and 2002 and the related statements of income, changes in stockholders’ equity and changes in financial position for the semesters then ended, which are the responsibility of its management. Our responsibility is to express an opinion on these financial statements.

Our examinations were conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Bank and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by management of the Bank and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Banco Bradesco S.A. and the consolidated financial position of Banco Bradesco S.A. and its subsidiaries as of June 30, 2003 and 2002 and the results of its operations, changes in its stockholders’ equity and changes in its financial position for the semesters then ended, in conformity with accounting practices adopted in Brazil.

July 28, 2003

KPMG Auditores Independentes
CRC 2SP014428/O-6

Walter Iório	Cláudio Rogélio Sertório
Accountant CRC 1SP084113/O-5	Accountant CRC 1SP212059/O-0

For further information. please contact:

Board of Executive Officers

José Luiz Acar Pedro - Executive Vice-President
and Director of Investor Relations

Phone: (# 55 11) 3681 – 4011

e-mail: 4000.acar@bradesco.com.br

General Secretariat – Investor Relations

Jean Philippe Leroy
Executive Superintendent of Investor Relations

Phone: (#55 11) 3684-9229 and 3684-9231
Fax: (#55 11) 3684-4570 and 3684-4630
e-mail: 4260.jean@bradesco.com.br

Cidade de Deus – Prédio Novo – 5º andar
Osasco – SP - 06029-900
BRAZIL

www.bradesco.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2003

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.